   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 7, 1998

                                                     REGISTRATION NO. 333-57003
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                ---------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                           PARADIGM TECHNOLOGY, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
        DELAWARE                     3674                   77-0140882-5
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL           IDENTIFICATION NUMBER)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)

                                ---------------

                           PARADIGM TECHNOLOGY, INC.
                               694 TASMAN DRIVE
                              MILPITAS, CA 95035
                           TELEPHONE: (408) 954-0500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                                MICHAEL GULETT
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               694 TASMAN DRIVE
                              MILPITAS, CA 95035
                           TELEPHONE: (408) 954-0500
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------

                                  COPIES TO:
        JORGE DEL CALVO, ESQ.                   ALAN C. MENDELSON, ESQ.
     ALLISON LEOPOLD TILLEY, ESQ.                 JAMES R. JONES, ESQ.
         DAWN C. STEELE, ESQ.                      COOLEY GODWARD LLP
    PILLSBURY MADISON & SUTRO LLP                FIVE PALO ALTO SQUARE
         2550 HANOVER STREET                      3000 EL CAMINO REAL
         PALO ALTO, CA 94304                      PALO ALTO, CA 94306
            (650) 233-4500                           (650) 843-5000
                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable following the effectiveness of this Registration Statement and the satisfaction or waiver of all conditions to closing under the Agreement and Plan of Merger and Reorganization (described in the Joint Proxy Statement/Prospectus included herein).

  If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

[LOGO OF PARADIGM]                                 PARADIGM TECHNOLOGY, INC.
                                                        694 TASMAN DRIVE
                                                   MILPITAS, CALIFORNIA 95035

Dear Stockholder:

  You are cordially invited to attend the Annual Meeting of Stockholders (the "Paradigm Annual Meeting") of Paradigm Technology, Inc. ("Paradigm") which will be held at 694 Tasman Drive, Milpitas, California 95035, on Tuesday, August 4, 1998 at 9:00 a.m., local time.

  At the Paradigm Annual Meeting, you will be asked to consider and vote upon the issuance of shares of Paradigm common stock, par value $.01 per share ("Paradigm Common Stock"), in order to effect the proposed merger of Paradigm Enterprises, Inc., a wholly-owned subsidiary of Paradigm ("Merger Subsidiary"), with and into IXYS Corporation ("IXYS") pursuant to an Agreement and Plan of Merger and Reorganization, dated as of March 6, 1998, as amended (the "Merger Agreement"), among Paradigm, Merger Subsidiary and IXYS. In addition, you will be asked to consider and vote upon an amendment to the Restated Certificate of Incorporation to (i) effectuate a fifteen-for-one reverse stock split, such that every fifteen shares of Paradigm Common Stock shall be combined into one share (it should be noted that Paradigm stockholders, at a Special Meeting of Stockholders held on May 1, 1998, approved a ten-for-one reverse stock split such that every ten shares of Paradigm Common Stock were combined into one share), (ii) increase the number of authorized shares of Paradigm Common Stock to 40,000,000 and (iii) change the name of Paradigm to IXYS Corporation. At the Paradigm Annual Meeting, you will also be asked to (i) elect three directors to the Board of Directors of Paradigm (the "Paradigm Board") to hold office until the next annual meeting of stockholders or until their respective successors have been duly elected and qualified, (ii) to approve the amendment to Paradigm's 1994 Stock Option Plan (the "1994 Plan") to increase the aggregate number of shares of Paradigm Common Stock authorized for issuance under such plan by 115,000 post-split shares and to increase the number of shares of Paradigm Common Stock that can be made subject to options in any fiscal year to 35,000 post-split shares, and
(iii) to ratify the appointment of PricewaterhouseCoopers LLP as independent accountants of Paradigm for the fiscal year ending December 31, 1998. The foregoing proposals are described more fully in the accompanying Joint Proxy Statement/Prospectus, and a copy of the Merger Agreement is attached as Annex A to the Joint Proxy Statement/Prospectus.

  Pursuant to the Merger Agreement, Merger Subsidiary will be merged with and into IXYS (the "Merger"), and the separate existence of Merger Subsidiary shall cease. IXYS will continue as the surviving corporation in the Merger. At that time, each outstanding share of common stock of IXYS, par value $.001 per share ("IXYS Common Stock"), Series A Preferred Stock of IXYS, par value $.001 per share ("IXYS Series A Preferred Stock"), and Series B Preferred Stock of IXYS, par value $.001 per share ("IXYS Series B Preferred Stock," and with the IXYS Series A Preferred Stock, the "IXYS Preferred Stock") (the IXYS Common Stock and the IXYS Preferred Stock, collectively, the "IXYS Capital Stock"), will be converted into the right to receive a fraction of a share of Paradigm Common Stock equal to the greater of two ratios (the "Exchange Ratio"). The first ratio provides that, upon the Merger, the holders of IXYS Capital Stock and options and warrants to purchase IXYS Common Stock will hold 95% of the fully diluted capitalization of Paradigm and that the holders of capital stock, options and warrants of Paradigm will hold 5% of the fully diluted capitalization of Paradigm. (As used herein, fully diluted capitalization means the sum of the number of shares of common stock, preferred stock, warrants, options and other rights outstanding). The second ratio provides that the value associated with the fully diluted capitalization of IXYS at the time of the consummation of the Merger be at least $150 million, based upon the average of the closing prices of Paradigm Common Stock for the ten trading days ending (and including) the trading day two business days prior to the date of the Paradigm Annual Meeting.

  Each outstanding option and warrant to purchase IXYS Common Stock will be converted into a right to purchase that number of shares of Paradigm Common Stock determined by multiplying the number of shares of IXYS Common Stock subject thereto by the Exchange Ratio, at an exercise price equal to the exercise price thereof divided by the Exchange Ratio.

  Consummation of the proposed Merger is subject to, among other things, approval by the holders of Paradigm Common Stock, IXYS Capital Stock and IXYS Preferred Stock and upon satisfaction or waiver of the other conditions under the Merger Agreement. The Merger will be consummated shortly after such stockholder approvals are obtained and the other conditions to the Merger are satisfied or waived. If the requisite approvals of the stockholders of Paradigm and IXYS are received and the other conditions are satisfied or waived, the Merger is expected to be consummated in August 1998.

  Approval of the reverse stock split, the increase in the number of shares of Paradigm Common Stock authorized for issuance and the name change each requires the affirmative vote of holders of a majority of the outstanding shares of Paradigm Common Stock entitled to vote. Approval of the issuance of Paradigm Common Stock in connection with the Merger, approval of the amendment to the 1994 Plan and ratification of Paradigm's independent accountants each requires the affirmative vote of holders of a majority of the outstanding shares of Paradigm Common Stock present in person or by proxy at the Paradigm Annual Meeting that vote on any such proposal. Director nominees receiving the highest number of affirmative votes up to the number of directors to be elected will be elected.

  Stockholders are urged to review carefully the information contained in the Joint Proxy Statement/Prospectus prior to deciding how to vote their shares at the Paradigm Annual Meeting.

  THE PARADIGM BOARD HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY ARE FAIR TO, AND IN THE BEST INTERESTS OF, PARADIGM STOCKHOLDERS. ACCORDINGLY, THE PARADIGM BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER, AND RECOMMENDS A VOTE FOR APPROVAL OF THE ISSUANCE OF SHARES OF PARADIGM COMMON STOCK PURSUANT TO THE MERGER AGREEMENT BY THE STOCKHOLDERS OF PARADIGM. THE PARADIGM BOARD ALSO UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF EACH OF THE OTHER PROPOSALS DESCRIBED HEREIN AND FOR EACH OF THE NOMINEES FOR DIRECTOR.

  Whether or not you expect to attend the Paradigm Annual Meeting in person, please complete, sign and promptly return the enclosed proxy card in the enclosed postage-prepaid envelope to assure representation of your shares. You may revoke your proxy at any time before it has been voted, and if you attend the Paradigm Annual Meeting you may vote in person, even if you previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

                                          Sincerely,

                                          /s/ RICHARD MORLEY
                                          Richard Morley
                                          Acting President and Chief Executive
                                          Officer

July 9, 1998

                           PARADIGM TECHNOLOGY, INC.
                   NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

                  TO BE HELD ON TUESDAY, AUGUST 4, 1998

TO THE STOCKHOLDERS OF PARADIGM TECHNOLOGY, INC:

  NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders (the "Paradigm Annual Meeting") of Paradigm Technology, Inc., a Delaware corporation ("Paradigm"), will be held on Tuesday, August 4, 1998 at 9:00 a.m. local time, at 694 Tasman Drive, Milpitas, California 95035, for the purpose of considering and voting upon the following proposals:

  1. To approve the issuance of shares of Paradigm common stock, par value $.01 per share ("Paradigm Common Stock"), pursuant to the Agreement and Plan of Merger and Reorganization, dated as of March 6, 1998, as amended (the "Merger Agreement"), by and among Paradigm, Paradigm Enterprises, Inc., a Delaware corporation and a wholly-owned subsidiary of Paradigm ("Merger Subsidiary") and IXYS Corporation, a Delaware corporation ("IXYS"). Pursuant to the Merger Agreement, Merger Subsidiary will be merged with and into IXYS upon the terms and subject to the conditions of the Merger Agreement (the "Merger"). Upon completion of the Merger, the separate existence of Merger Subsidiary shall cease. IXYS will continue as the surviving corporation in the Merger and will become a wholly-owned subsidiary of Paradigm.

  2. To approve an amendment to Paradigm's Restated Certificate of Incorporation to effectuate a reverse stock split of Paradigm's Common Stock in a ratio of fifteen-for-one (such that every fifteen shares shall be combined into one share), par value $.01 per share.

  3. To approve an amendment to Paradigm's Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock of Paradigm to 40,000,000, par value $.01 per share.

  4. To approve an amendment to Paradigm's Restated Certificate of Incorporation to change the name of Paradigm to IXYS Corporation.

  5. To elect to the Board of Directors three (3) directors to hold office until the next annual meeting of stockholders or until their respective successors have been elected and qualified.

  6. To approve the amendment to Paradigm's 1994 Stock Option Plan to increase the aggregate number of shares of Paradigm Common Stock authorized for issuance under such plan by 115,000 post-split shares and to increase the number of shares of Paradigm Common Stock that can be made subject to options in any fiscal year to 35,000 post-split shares.

  7. To ratify the appointment of PricewaterhouseCoopers LLP as independent accountants of Paradigm for the fiscal year ending December 31, 1998.

  8. To transact such other business as may properly come before the Paradigm Annual Meeting or any adjournments or postponements thereof.

  These items are discussed in the following pages which are made part of this Notice. Detailed information concerning the Merger Agreement and the Merger is contained in the attached Joint Proxy Statement/Prospectus and the Annexes thereto; please read it carefully.

  Only stockholders of record as of the close of business on June 19, 1998 will be entitled to receive notice of and to vote at the Paradigm Annual Meeting and at any adjournments or postponements thereof. A list of stockholders entitled to vote will be available at 694 Tasman Drive, Milpitas, California 95035 for ten (10) days prior to the Paradigm Annual Meeting.

  Paradigm's 1997 Annual Report to Stockholders accompanies this Notice of Annual Meeting and Joint Proxy Statement/Prospectus.

  Whether or not you expect to attend the Paradigm Annual Meeting, WE URGE YOU TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT PROMPTLY in the enclosed postage-prepaid envelope. You may revoke your proxy at any time before it is voted by giving written notice of revocation to Paradigm, by subsequently filing another proxy or by attending the Paradigm Annual Meeting and voting in person.

                                          By Order of the Board of Directors,

                                          /s/ RICHARD MORLEY
                                          Richard Morley
                                          Acting President and Chief Executive
                                          Officer

July 9, 1998
Milpitas, California

 YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE SIGN AND RETURN THE ACCOMPANYING PROXY CARD IN THE ENCLOSED ENVELOPE.

                                                           IXYS CORPORATION
                                                          3540 BASSETT STREET
[LOGO OF IXYS]                                               SANTA CLARA,
                                                           CALIFORNIA 95054


Dear Stockholder:

  You are cordially invited to attend the Special Meeting of Stockholders (the "IXYS Special Meeting") of IXYS Corporation ("IXYS") which will be held at 3540 Bassett Street, Santa Clara, California 95054, Tuesday, August 4, 1998, at 9:00 a.m., local time.

  At the IXYS Special Meeting, you will be asked to consider and vote upon the approval and adoption of the Agreement and Plan of Merger and Reorganization, dated as of March 6, 1998, as amended (the "Merger Agreement"), among Paradigm Technology, Inc. ("Paradigm"), Paradigm Enterprises, Inc., a wholly-owned subsidiary of Paradigm ("Merger Subsidiary"), and IXYS. The foregoing proposal is described more fully in the accompanying Joint Proxy Statement/Prospectus, and a copy of the Merger Agreement is attached as Annex A to the Joint Proxy Statement/Prospectus.

  Pursuant to the Merger Agreement, Merger Subsidiary will be merged with and into IXYS (the "Merger"), and the separate existence of Merger Subsidiary shall cease. IXYS will continue as the surviving corporation in the Merger. At that time, each outstanding share of common stock of IXYS, par value $.001 per share ("IXYS Common Stock"), Series A Preferred Stock of IXYS, par value $.001 per share ("IXYS Series A Preferred Stock"), and Series B Preferred Stock of IXYS, par value $.001 per share ("IXYS Series B Preferred Stock," and with the IXYS Series A Preferred Stock, the "IXYS Preferred Stock") (the IXYS Common Stock and the IXYS Preferred Stock, collectively, the "IXYS Capital Stock"), will be converted into the right to receive a fraction of a share of common stock of Paradigm, par value $.01 per share ("Paradigm Common Stock"), equal to the greater of two ratios (the "Exchange Ratio"). The first ratio provides that upon the Merger, the holders of IXYS Capital Stock and options and warrants to purchase IXYS Common Stock will hold 95% of the fully diluted capitalization of Paradigm and that the holders of capital stock, options and warrants of Paradigm will hold 5% of the fully diluted capitalization of Paradigm. (As used herein, fully diluted capitalization means the sum of the number of shares of common stock, preferred stock, warrants, options and other rights outstanding). The second ratio provides that the value associated with the fully diluted capitalization of IXYS at the time of the consummation of the Merger be at least $150 million, based upon the average of the closing prices of Paradigm Common Stock for the ten trading days ending (and including) the trading day two business days prior to the date of Paradigm's meeting of stockholders.

  Each outstanding option and warrant to purchase IXYS Common Stock will be converted into a right to purchase that number of shares of Paradigm Common Stock determined by multiplying the number of shares of IXYS Common Stock subject thereto by the Exchange Ratio, at an exercise price equal to the exercise price thereof divided by the Exchange Ratio.

  Consummation of the proposed Merger is subject to, among other things, approval by the holders of IXYS Capital Stock, IXYS Preferred Stock and Paradigm Common Stock and upon satisfaction or waiver of the other conditions under the Merger Agreement. The Merger will be consummated shortly after such stockholder approvals are obtained and the other conditions to the Merger are satisfied or waived. If the requisite approvals of the stockholders of Paradigm and IXYS are received and the other conditions are satisfied or waived, the Merger is expected to be consummated in August 1998.

  You will also be asked at the IXYS Special Meeting to consider and approve the adoption of an amendment to the IXYS Certificate of Incorporation to provide that the Merger does not constitute a liquidation under the IXYS Certificate of Incorporation.

  The approval and adoption of the Merger Agreement and approval of the Merger and the approval of the amendment to the IXYS Certificate of Incorporation each requires the affirmative vote of holders of a majority of the outstanding shares of IXYS Capital Stock entitled to vote, voting together as a single class, and the affirmative vote of holders of a majority of the outstanding shares of IXYS Preferred Stock.

  Stockholders are urged to review carefully the information contained in the Joint Proxy Statement/Prospectus prior to deciding how to vote their shares at the IXYS Special Meeting.

  THE IXYS BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY ARE FAIR TO, AND IN THE BEST INTERESTS OF, IXYS STOCKHOLDERS. ACCORDINGLY, THE IXYS BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND APPROVED THE MERGER, AND UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF IXYS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER. THE IXYS BOARD ALSO UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDMENT TO THE IXYS CERTIFICATE OF INCORPORATION.

  Whether or not you expect to attend the IXYS Special Meeting in person, please complete, sign and promptly return the enclosed proxy card in the enclosed postage-prepaid envelope to assure representation of your shares. You may revoke your proxy at any time before it has been voted, and if you attend the IXYS Special Meeting you may vote in person, even if you previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

                                          Sincerely,

                                          /s/ NATHAN ZOMMER
                                          Nathan Zommer
                                          President and Chief Executive
                                          Officer

July 9, 1998

                               IXYS CORPORATION
                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                  TO BE HELD ON TUESDAY, AUGUST 4, 1998

TO THE STOCKHOLDERS OF IXYS CORPORATION:

  NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (the "IXYS Special Meeting") of IXYS Corporation, a Delaware corporation ("IXYS"), will be held on Tuesday, August 4, 1998 at 3540 Bassett Street, Santa Clara, California 95054, at 9:00 a.m., local time, for the purpose of considering and voting upon the following proposals:

  1. To (i) approve and adopt the Agreement and Plan of Merger and Reorganization, dated as of March 6, 1998, as amended (the "Merger Agreement"), by and among Paradigm Technology, Inc., a Delaware corporation ("Paradigm"), Paradigm Enterprises, Inc., a Delaware corporation and a wholly-owned subsidiary of Paradigm ("Merger Subsidiary") and IXYS, and (ii) approve the merger of Merger Subsidiary with and into IXYS upon the terms and subject to the conditions of the Merger Agreement (the "Merger"). Upon completion of the Merger, the separate existence of Merger Subsidiary shall cease. IXYS would continue as the surviving corporation after the Merger and would become a wholly-owned subsidiary of Paradigm.

  2. To approve an amendment to IXYS' Certificate of Incorporation to provide that the Merger does not constitute a liquidation under the IXYS Certificate of Incorporation.

  3. To transact such other business as may properly come before the IXYS Special Meeting or any adjournments or postponements thereof.

  Detailed information concerning the Merger Agreement and the Merger is contained in the attached Joint Proxy Statement/Prospectus and the Annexes thereto; please read it carefully.

  Only stockholders of record of Common Stock, Series A Preferred Stock and Series B Preferred Stock of IXYS as of the close of business on June 16, 1998 will be entitled to receive notice of and to vote at the IXYS Special Meeting and at any adjournments or postponements thereof. A list of stockholders entitled to vote will be available at 3540 Bassett Street, Santa Clara, California 95054 for ten (10) days prior to the IXYS Special Meeting.

  Whether or not you expect to attend the IXYS Special Meeting, WE URGE YOU TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT PROMPTLY in the enclosed postage-prepaid envelope. You may revoke your proxy at any time before it is voted by giving written notice of revocation to IXYS, by subsequently filing another proxy or by attending the IXYS Special Meeting and voting in person.

                                          By Order of the Board of Directors,

                                          /s/ Arnold P. Agbayani

                                          Arnold P. Agbayani
                                          Secretary of the Company

July 9, 1998
Santa Clara, California

                            YOUR VOTE IS IMPORTANT.
 PLEASE COMPLETE, SIGN AND PROMPTLY RETURN YOUR PROXY CARD. STOCKHOLDERS SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXY CARDS.

[PARADIGM LOGO]                                                      [IXYS LOGO]

                             JOINT PROXY STATEMENT

                         ANNUAL MEETING OF STOCKHOLDERS
                          OF PARADIGM TECHNOLOGY, INC.

                        SPECIAL MEETING OF STOCKHOLDERS
                              OF IXYS CORPORATION

                                   PROSPECTUS
                           PARADIGM TECHNOLOGY, INC.
                               38,041,470 SHARES
                     COMMON STOCK, PAR VALUE $.01 PER SHARE

  This Joint Proxy Statement/Prospectus (the "Joint Proxy Statement/Prospectus") is being furnished to the stockholders of Paradigm Technology, Inc., a Delaware corporation ("Paradigm"), in connection with the solicitation of proxies by the Board of Directors of Paradigm (the "Paradigm Board") for use at Paradigm's Annual Meeting of Stockholders or any adjournments or postponements thereof (the "Paradigm Annual Meeting"). The Paradigm Annual Meeting is being called to consider and vote upon a proposal to approve the issuance of shares of common stock of Paradigm, par value $.01 per share ("Paradigm Common Stock"), by Paradigm in connection with the Merger (as defined below). The stockholders of Paradigm will also consider and vote upon other proposals at the Paradigm Annual Meeting which are discussed in detail in this Joint Proxy Statement/Prospectus.

  This Joint Proxy Statement/Prospectus is also being furnished to the stockholders of IXYS Corporation, a Delaware corporation ("IXYS"), in connection with the solicitation of proxies by the Board of Directors of IXYS (the "IXYS Board") for use at IXYS' Special Meeting of Stockholders or any adjournments or postponements thereof (the "IXYS Special Meeting"). The IXYS Special Meeting is being called to consider and vote upon (i) a proposal to adopt and approve the Agreement and Plan of Merger and Reorganization, dated as of March 6, 1998, as amended, among Paradigm, Paradigm Enterprises, Inc., a Delaware corporation and wholly-owned subsidiary of Paradigm ("Merger Subsidiary"), and IXYS (the "Merger Agreement"), and to approve the merger of Merger Subsidiary with and into IXYS (the "Merger"); and (ii) a proposal to amend the IXYS Certificate of Incorporation to provide that the Merger does not constitute a liquidation under the IXYS Certificate of Incorporation.

  Upon consummation of the Merger, IXYS will become a wholly-owned subsidiary of Paradigm and each outstanding share of common stock of IXYS, par value $.001 per share ("IXYS Common Stock"), Series A Preferred Stock of IXYS, par value $.001 per share ("IXYS Series A Preferred Stock"), and Series B Preferred Stock of IXYS, par value $.001 per share ("IXYS Series B Preferred Stock," and together with the IXYS Series A Preferred Stock, the "IXYS Preferred Stock," and together with the IXYS Common Stock, the "IXYS Capital Stock") (except for any such shares held by IXYS or any subsidiary of IXYS (or held by IXYS as treasury stock) and any such shares held by Paradigm or any subsidiary of Paradigm), will be converted into the right to receive a fraction of a share of Paradigm Common Stock equal to the greater of two ratios (the "Exchange Ratio" as further defined herein). The first ratio provides that upon the Merger, the holders of IXYS Capital Stock and options and warrants to purchase IXYS Common Stock will hold 95% of the fully diluted capitalization of the Combined Company (as hereinafter defined), and the holders of capital stock, options and warrants of Paradigm will hold 5% of the fully diluted capitalization of the

                                                        (continued on next page)

  THE ABOVE MATTERS ARE DISCUSSED IN DETAIL IN THIS JOINT PROXY
STATEMENT/PROSPECTUS. STOCKHOLDERS OF PARADIGM AND IXYS ARE STRONGLY URGED TO READ AND CONSIDER CAREFULLY THIS JOINT PROXY STATEMENT/ PROSPECTUS IN ITS ENTIRETY, INCLUDING THE MATTERS REFERRED TO UNDER "RISK FACTORS" BEGINNING ON PAGE 18.

  THE SHARES OF PARADIGM COMMON STOCK TO BE ISSUED IN CONNECTION WITH THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    The date of this Joint Proxy Statement/Prospectus is July 7, 1998.

Combined Company. (As used herein, fully diluted capitalization means the sum of the number of shares of common stock, preferred stock, warrants, options and other rights outstanding). The second ratio provides that the value associated with the fully diluted capitalization of IXYS at the time of the consummation of the Merger be at least $150 million, based upon the average of the closing prices of Paradigm Common Stock for the ten trading days ending (and including) the trading day two business days prior to the date of the Paradigm Annual Meeting. Holders of IXYS Capital Stock will receive cash in lieu of any fractional shares of Paradigm Common Stock to which such stockholders would otherwise have been entitled. Paradigm may be referred to as the "Combined Company" when the entity being described is Paradigm as it shall exist following the Merger. As of June 16, 1998, the latest practicable date prior to the distribution of this Joint Proxy Statement/Prospectus, the exchange ratio used for purposes of this Joint Proxy Statement/Prospectus is the second exchange ratio involving the valuation of IXYS' fully diluted capitalization. At the Assumed Exchange Ratio, as hereinafter defined, the exchange ratio would be 0.038876. Because the exchange ratio applied at the Closing of the Merger depends on fluctuating market conditions, the stockholders of IXYS and Paradigm will not know which exchange ratio will be used until immediately prior to the time when the Certificate of Merger is filed with the Delaware Secretary of State (the "Effective Time"). Consequently, the stockholders of IXYS and Paradigm will not know the exchange ratio at the time of the respective stockholder meetings. However, following the close of market on the day two business days before the date of the stockholder meetings, the stockholders of IXYS may obtain information regarding the exchange ratio, the minimum number of shares of Paradigm Common Stock they will receive upon conversion of their IXYS Capital Stock and procedures to amend their proxies by calling the following toll free phone number: (800) 931-3323.

  Upon the effectiveness of the Merger, each outstanding option to purchase IXYS Common Stock (an "IXYS Option") will be converted into an option to purchase that number of shares of Paradigm Common Stock determined by multiplying the number of shares of IXYS Common Stock subject to such IXYS Option immediately prior to the effective time of the Merger by the Exchange Ratio, rounded down to the nearest whole share, at an exercise price equal to the exercise price of such option at the time of the Merger divided by the Exchange Ratio, rounded up to the nearest hundredth of a cent.

  In addition, after the effectiveness of the Merger, each outstanding warrant to purchase IXYS Common Stock (an "IXYS Warrant") will be converted into a warrant to purchase that number of shares of Paradigm Common Stock determined by multiplying the number of shares of IXYS Common Stock subject to such IXYS Warrant immediately prior to the effective time of the Merger by the Exchange Ratio, rounded down to the nearest whole share, at an exercise price equal to the exercise price of such warrant at the time of the Merger divided by the Exchange Ratio, rounded up to the nearest hundredth of a cent. As a consequence of the Merger, the current holders of IXYS Capital Stock, IXYS Options and IXYS Warrants will hold approximately 97% of the fully diluted capitalization of the Combined Company after the Merger, and the former holders of Paradigm Common Stock, options and warrants will hold the remaining 3% of the fully diluted capitalization of the Combined Company.

  The respective obligations of Paradigm, IXYS and Merger Subsidiary to consummate the Merger and otherwise consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver (where permissible) of certain conditions set forth in the Merger Agreement. These conditions include, but are not limited to, the approval by Paradigm stockholders of the issuance of Paradigm Common Stock in connection with the Merger, a reverse stock split of Paradigm Common Stock, the increase of the number of authorized shares of Paradigm Common Stock, the name change of Paradigm, the approval and adoption by IXYS stockholders of the Merger Agreement and approval of the Merger, and conversion of the outstanding 5% Series A Convertible Redeemable Preferred Stock (the "Paradigm Series A Preferred Stock"), 5% Series B Convertible Redeemable Preferred Stock (the "Paradigm Series B Preferred Stock"), and 5% Series C Convertible Preferred Stock (the "Paradigm Series C Preferred Stock") (collectively, the "Paradigm Preferred Stock") into shares of Paradigm Common Stock. The Merger will be consummated shortly after such stockholder approvals are obtained and the other conditions to the consummation of the Merger are satisfied or waived. It is currently anticipated that the Merger will be consummated in August 1998. Under Delaware law, holders of IXYS Capital Stock who are entitled to vote at the IXYS Special Meeting and who, prior to the IXYS Special Meeting, properly demand appraisal rights and vote against or abstain from voting with respect to the adoption and approval of the Merger Agreement and the approval of the Merger, have the right to require the surviving corporation to purchase their shares for "fair value," if the Merger is consummated. Stockholders of Paradigm are not entitled to appraisal rights under Delaware law in connection with the Merger.

  All expenses related to Paradigm's solicitation of proxies, including the cost of mailing this Joint Proxy Statement/Prospectus to the Paradigm stockholders, will be borne by Paradigm. All expenses related to IXYS' solicitation of proxies, including the cost of mailing this Joint Proxy Statement/Prospectus to the IXYS stockholders, will be borne by IXYS.

  This Joint Proxy Statement/Prospectus also constitutes the Prospectus of Paradigm with respect to the issuance of Paradigm Common Stock in connection with the Merger.

  This Joint Proxy Statement/Prospectus and the accompanying forms of proxy are first being mailed to stockholders of Paradigm and IXYS on or about July 9, 1998.

  All information contained herein concerning Paradigm has been furnished by Paradigm, and all information contained herein concerning IXYS has been furnished by IXYS.

                             AVAILABLE INFORMATION

  Paradigm is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC" or the "Commission"). Such reports, proxy statements and other information filed by Paradigm with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following regional offices of the Commission: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials may also be obtained from the Commission at prescribed rates by writing to the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission and the address of such site is http://www.sec.gov. Paradigm Common Stock is listed on the Nasdaq SmallCap Market and reports and other information concerning Paradigm may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735
K. Street, N.W., Washington, D.C. 20006.

  Paradigm has filed with the Commission a Registration Statement on Form S-4 (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Joint Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement of which this Joint Proxy Statement/Prospectus is a part, certain portions of which have been omitted pursuant to the rules and regulations of the Commission and to which portions reference is hereby made. Statements contained in this Joint Proxy Statement/Prospectus or in any document incorporated by reference in this Joint Proxy Statement/Prospectus, as to the contents of any contract or other document referred to herein or therein, are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference. For further information with respect to Paradigm, IXYS and the Paradigm Common Stock offered hereby and related matters, reference is made to the Registration Statement. The Registration Statement and the exhibits thereto may be inspected, without charge, at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained from the Commission at prescribed rates.

  IXYS is not subject to the informational requirements of the Exchange Act and does not file reports and other information with the Commission.

  This Joint Proxy Statement/Prospectus is being furnished to Paradigm's stockholders in connection with the solicitation of proxies by the Paradigm Board for use at the Paradigm Annual Meeting and to IXYS' stockholders in connection with the solicitation of proxies by the IXYS Board for use at the IXYS Special Meeting. Each copy of this Joint Proxy Statement/Prospectus mailed to the Paradigm stockholders is accompanied by a form of proxy for use at the Paradigm Annual Meeting (the "Paradigm Proxy") and each copy of this Joint Proxy Statement/Prospectus mailed to the IXYS stockholders is accompanied by a form of proxy for use at the IXYS Special Meeting (the "IXYS Proxy"). This Joint Proxy Statement/Prospectus is also being furnished by Paradigm to holders of IXYS Capital Stock as a prospectus in connection with the shares of Paradigm Common Stock to be issued upon consummation of the Merger.

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE OFFERING AND THE SOLICITATION MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PARADIGM, MERGER SUBSIDIARY OR IXYS. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION

IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY INFERENCE THAT THERE HAS NOT BEEN ANY CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF EITHER PARADIGM OR IXYS SINCE THE DATE HEREOF.

  This Joint Proxy Statement/Prospectus contains trademarks of Paradigm and IXYS as well as trademarks of other companies.

                          FORWARD-LOOKING STATEMENTS

  THIS JOINT PROXY STATEMENT/PROSPECTUS CONTAINS AND INCORPORATES BY REFERENCE CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 WITH RESPECT TO THE RESULTS OF OPERATIONS AND BUSINESSES OF THE COMBINED COMPANY. THESE FORWARD-LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED OR PROJECTED, FORECAST, ESTIMATED OR BUDGETED IN SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHER THINGS, THE FOLLOWING POSSIBILITIES: (i) THE INTEGRATION OF PARADIGM AND IXYS; (ii) THE BUSINESS OF THE COMBINED COMPANY, INCLUDING RISKS RELATING TO THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, THE TIMELY DEVELOPMENT AND MARKET ACCEPTANCE OF NEW PRODUCTS AND UPGRADES TO EXISTING PRODUCTS, AVAILABILITY AND COST OF PRODUCTS FROM SUPPLIERS, INDUSTRY WIDE SHIFTS IN SUPPLY AND DEMAND FOR SEMICONDUCTOR PRODUCTS, FOREIGN CURRENCY FLUCTUATIONS, GOVERNMENT ACTIONS AND THE OVERALL CONDITION OF THE SEMICONDUCTOR INDUSTRY; (iii) THE RISK THAT THE POTENTIAL BENEFITS OF THE MERGER MIGHT NOT BE REALIZED AND THE POSSIBILITY THAT THE MERGER MIGHT ADVERSELY AFFECT THE RELATIONSHIP OF THE COMBINED COMPANY WITH CERTAIN OF ITS CUSTOMERS; AND (iv) THE FACTORS DISCUSSED UNDER THE HEADING "RISK FACTORS" AND ELSEWHERE IN THIS JOINT PROXY STATEMENT/PROSPECTUS. NEITHER PARADIGM NOR IXYS UNDERTAKES ANY OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
SUMMARY....................................................................   1
 The Companies.............................................................   1
  Paradigm Technology, Inc.................................................   1
  IXYS Corporation.........................................................   1
  Paradigm Enterprises, Inc................................................   1
 The Stockholder Meetings..................................................   1
  Paradigm Annual Meeting..................................................   1
  IXYS Special Meeting.....................................................   2
 The Merger................................................................   3
  General..................................................................   3
  Effective Time of the Merger; Closing Date...............................   6
  Stock Ownership Following the Merger.....................................   6
  Paradigm's Reasons for the Merger........................................   6
  Recommendation of the Paradigm Board.....................................   7
  Opinion of Financial Advisor to Paradigm.................................   7
  IXYS' Reasons for the Merger.............................................   7
  Recommendation of the IXYS Board.........................................   8
  Exchange of IXYS Stock Certificates......................................   8
  Non-Solicitation.........................................................   8
  Management After the Merger..............................................   8
  Conditions to the Merger.................................................   8
  Termination..............................................................   9
  Expenses and Termination Fees............................................   9
  Interests of Certain Persons in the Merger...............................  10
  Regulatory Matters.......................................................  11
  Material Federal Income Tax Consequences.................................  11
  Anticipated Accounting Treatment.........................................  12
  Appraisal Rights.........................................................  12
 Risk Factors..............................................................  13
 Markets and Market Prices.................................................  13
 Dividend Policy...........................................................  13
 Selected Historical Financial Information of Paradigm.....................  14
 Selected Historical Financial Information of IXYS.........................  15
 Selected Unaudited Pro Forma Condensed Combined Financial Data............  16
  Comparative Per Share Data...............................................  17
RISK FACTORS...............................................................  18
 Risks Relating to the Merger..............................................  18
 Risks Relating to the Business of Paradigm................................  19
 Risks Relating to the Business of IXYS....................................  28
THE PARADIGM ANNUAL MEETING................................................  35
 Purpose of the Paradigm Annual Meeting....................................  35
 Date, Time and Place of Meeting...........................................  35
 Record Date and Outstanding Shares........................................  35
 Quorum and Abstentions....................................................  35
 Vote Required.............................................................  35
 Voting Rights; Proxies....................................................  36
 Solicitation..............................................................  36

                                                                            PAGE
                                                                            ----
THE IXYS SPECIAL MEETING...................................................  37
 Purpose of the IXYS Special Meeting.......................................  37
 Date, Time and Place of Meeting...........................................  37
 Record Date and Outstanding Shares........................................  37
 Quorum and Abstentions....................................................  37
 Vote Required.............................................................  37
 Voting Rights; Proxies....................................................  38
 Solicitation..............................................................  38
THE MERGER PROPOSAL AND THE ISSUANCE PROPOSAL..............................  39
 Background................................................................  39
 Paradigm's Reasons for the Merger.........................................  41
 Recommendation of the Paradigm Board......................................  42
 Paradigm Vote Necessary to Approve the Proposal...........................  42
 IXYS' Reasons for the Merger..............................................  43
 Recommendation of the IXYS Board..........................................  44
 IXYS Vote Necessary to Approve the Proposal...............................  44
 Opinion of Financial Advisor to Paradigm..................................  45
 Interests of Certain Persons in the Merger................................  47
 Voting Agreement..........................................................  49
 Affiliate Agreements......................................................  49
 Material Federal Income Tax Consequences..................................  50
 Anticipated Accounting Treatment..........................................  52
 Regulatory Matters........................................................  52
 Rights of Appraisal.......................................................  52
 No Paradigm Appraisal Rights..............................................  54
 Resale of Paradigm Common Stock...........................................  54
 Management After the Merger...............................................  54
THE MERGER AGREEMENT.......................................................  55
 General...................................................................  55
 Merger Consideration......................................................  55
 Stock Options; Warrants...................................................  57
 Stock Ownership Following the Merger......................................  58
 Conversion of Shares; Procedures for Exchange of Certificates.............  58
 Effect on Certificates....................................................  58
 Corporate Matters.........................................................  59
 Representations and Warranties............................................  59
 Covenants.................................................................  60
 Non-Solicitation..........................................................  61
 Indemnification and Insurance.............................................  62
 Conditions to the Merger..................................................  63
 Termination...............................................................  65
 Expenses and Termination Fees.............................................  65
 Amendment of the Merger Agreement.........................................  66
THE REVERSE STOCK SPLIT PROPOSAL...........................................  67
 Introduction..............................................................  67
 Purpose of Reverse Stock Split............................................  67
 Principal Effects of the Reverse Stock Split..............................  67
 Effect of the Reverse Stock Split.........................................  68

                                                                           PAGE
                                                                           ----
 Exchange of Shares; No Fractional Shares................................   68
 Change of Conversion Ratio for Convertible Preferred Stock and Notice to
  Holders of Such Stock..................................................   69
 Material Federal Income Tax Consequences................................   69
 Vote Necessary to Approve the Proposal..................................   70
 Recommendation of the Board.............................................   71
APPROVAL TO AMEND PARADIGM'S CERTIFICATE OF INCORPORATION TO INCREASE THE
 NUMBER OF AUTHORIZED SHARES OF COMMON STOCK.............................   72
 Introduction............................................................   72
 Proposed Amendment to the Paradigm Certificate of Incorporation.........   72
 Purpose and Effect of the Proposed Amendment............................   72
 Vote Necessary to Approve the Proposal..................................   73
 Recommendation of the Board.............................................   73
THE NAME CHANGE PROPOSAL.................................................   74
 Introduction............................................................   74
 Purpose of the Proposed Name Change.....................................   74
 Principal Effects of the Proposed Name Change...........................   74
 Vote Necessary to Approve the Proposal..................................   74
 Recommendation of the Paradigm Board....................................   74
ELECTION OF DIRECTORS....................................................   75
OTHER INFORMATION REGARDING PARADIGM.....................................   76
 Stock Performance Graph.................................................   76
 Paradigm Board Meetings and Committees..................................   76
 Compensation of Directors...............................................   77
 Executive Compensation..................................................   77
 Stock Options...........................................................   78
 Employment Agreements...................................................   81
 Termination Agreements..................................................   81
 Option Repricing........................................................   81
 Compensation Committee Interlocks And Insider Participation.............   82
 Certain Relationships and Related Transactions..........................   82
 Compliance with Section 16(a) of the Exchange Act.......................   83
 Board Report On Compensation............................................   83
 Proposals Intended to be Presented at the Next Paradigm Annual Meeting..   84
 Other Matters...........................................................   84
 Annual Report...........................................................   84
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF
 PARADIGM................................................................   85
THE STOCK PLAN PROPOSAL..................................................   87
 Introduction............................................................   87
 Purpose of the Proposed Amendments to the 1994 Plan.....................   87
 Shares Subject to the 1994 Plan.........................................   87
 Participants............................................................   87
 Federal Tax Information.................................................   88
 Vote Necessary to Approve the Proposal..................................   88
 Recommendation of the Paradigm Board....................................   89

                                                                           PAGE
                                                                           ----
RATIFICATION OF INDEPENDENT ACCOUNTANTS...................................  90
THE IXYS CERTIFICATE PROPOSAL.............................................  91
 Vote Necessary to Approve the Proposal...................................  91
 Recommendation of the IXYS Board.........................................  91
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION..............  92
PARADIGM BUSINESS.........................................................  95
 General..................................................................  95
 Recent Developments......................................................  95
 Industry Background......................................................  96
 Paradigm's Products......................................................  97
 Customers and Applications...............................................  98
 Sales and Marketing......................................................  98
 Backlog..................................................................  98
 Manufacturing............................................................  98
 Strategic Relationships..................................................  99
 Competition..............................................................  99
 Patents and Licensed Technology.......................................... 100
 Environmental Matters.................................................... 101
 Employees................................................................ 101
 Properties............................................................... 101
 Factors That May Affect Future Results................................... 101
PARADIGM MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS.................................................... 102
 Overview................................................................. 102
 Chapter 11 Reorganization................................................ 103
 Sale of Wafer Fabrication Facility....................................... 104
 Comparison of Results of Operations for the Year Ended December 31, 1997
  to the Year Ended December 31, 1996..................................... 104
 Comparison of Results of Operations for the Year Ended December 31, 1996
  to the Year Ended December 31, 1995..................................... 105
 Liquidity and Capital Resources.......................................... 106
 Results of Operations--Three Months Ended March 29, 1998 Compared to
  March 31, 1997.......................................................... 108
 Liquidity and Capital Resources--March 29, 1998.......................... 109
 Litigation--See "Risk Factors"........................................... 110
 Factors Affecting Future Results......................................... 110
 Recent Accounting Pronouncements......................................... 111
 Year 2000--See "Risk Factors"............................................ 111
IXYS BUSINESS............................................................. 112
 General.................................................................. 112
 Background............................................................... 112
 Role of Power Semiconductors............................................. 113
 Power Semiconductor Applications......................................... 113
 Power Semiconductor Market............................................... 113
 IXYS Approach............................................................ 114
 IXYS Strategy............................................................ 114
 Products and Applications................................................ 115
 Sales and Marketing...................................................... 118

                                                                          PAGE
                                                                          ----
 Research and Development................................................ 119
 Patents and Licenses.................................................... 119
 Manufacturing........................................................... 120
 Competition............................................................. 121
 Backlog................................................................. 122
 Employees............................................................... 122
 Facilities.............................................................. 123
 Environmental Matters................................................... 123
 Glossary................................................................ 123
IXYS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS................................................... 125
 Overview................................................................ 125
 Results of Operations--Years Ended March 31, 1998 and March 31, 1997.... 125
 Fiscal Years Ended March 31, 1997 and 1996.............................. 126
 Liquidity and Capital Resources......................................... 127
 Recent Accounting Pronouncements........................................ 127
 Year 2000 Conversion--See "Risk Factors"................................ 128
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF IXYS... 129
COMPARISON OF STOCKHOLDERS' RIGHTS....................................... 131
 Voting.................................................................. 131
 Directors............................................................... 131
 Liability of Officers and Directors; Indemnification.................... 132
 Special Meetings; Written Consents...................................... 132
 Preferred Stock......................................................... 132
 Voting by Ballot........................................................ 133
 Amendment of Certificate of Incorporation and Bylaws.................... 133
 Dividends; Liquidation Rights........................................... 133
 Special Rights of Preferred Stock....................................... 134
OTHER INFORMATION REGARDING IXYS......................................... 135
 Directors and Executive Officers........................................ 135
 Director and Executive Compensation..................................... 135
 Stock Options........................................................... 136
 Employment Contracts.................................................... 137
 Certain Transactions.................................................... 137
EXPERTS.................................................................. 138
LEGAL OPINIONS........................................................... 138
INDEX TO FINANCIAL STATEMENTS............................................ F-1

Annex A--Agreement and Plan of Merger and Reorganization, dated March 6, 1998, as amended April 10, 1998, May 29, 1998 and July 1, 1998
Annex B--Opinion of Alliant Partners, dated March 5, 1998
Annex C--Section 262 of the Delaware General Corporation Law
Annex D--Description of the Paradigm 1994 Stock Option Plan
Annex E--Form of Request for Conversion By Paradigm Preferred Stockholder

                                    SUMMARY

  The following is a summary of certain information contained elsewhere in this Joint Proxy Statement/Prospectus, or incorporated by reference herein. This summary is not intended to be complete and is qualified in its entirety by reference to the more detailed information, appearing elsewhere herein or incorporated by reference herein. Stockholders of each of Paradigm and IXYS are urged to review in their entirety this Joint Proxy Statement/Prospectus and the Annexes hereto.

                                 THE COMPANIES

PARADIGM TECHNOLOGY, INC.

  Paradigm designs and markets high speed, high density static random access memory ("SRAM") semiconductor devices to meet the needs of advanced telecommunications devices, networks, workstations, high performance PCs, advanced modems and complex military/aerospace applications. Paradigm focuses on high performance, 10 nanosecond and faster SRAMs. Using a combination of innovative process architecture and design know-how, Paradigm was one of the first companies to introduce high speed CMOS SRAMs for three successive generations of product densities: 256 kilobit, one megabit ("M"), and 4M.

  Paradigm was initially incorporated in California in January 1987 and reincorporated in Delaware in June 1995. Paradigm's principal executive offices are located at 694 Tasman Drive, Milpitas, California 95305. Its telephone number is (408) 954-0500.

IXYS CORPORATION

  IXYS designs, develops and markets a broad spectrum of power semiconductors used primarily in controlling energy in motor drives, power conversion (including uninterruptible power supplies and switch mode power supplies) and medical devices. IXYS' power semiconductors convert electricity at relatively high voltage and current levels to create efficient power as required by a specific application. IXYS' target market includes segments of the power semiconductor market that require medium to high power semiconductors, with a particular emphasis on "higher power" semiconductors, which are semiconductors capable of processing greater than 500 watts of power.

  IXYS was initially incorporated in California in April 1983 and reincorporated in Delaware in December 1995. IXYS' principal executive offices are located at 3540 Bassett Street, Santa Clara, California 95054. Its telephone number is (408) 982-0700.

PARADIGM ENTERPRISES, INC.

  Merger Subsidiary is a corporation recently organized as a wholly-owned subsidiary of Paradigm for the purpose of effecting the Merger. Merger Subsidiary has no material assets and has not engaged in any activities except in connection with the Merger. Merger Subsidiary is a Delaware corporation, and its principal executive offices are located at 694 Tasman Drive, Milpitas, California 95035. Its telephone number is (408) 954-0500.

                            THE STOCKHOLDER MEETINGS

PARADIGM ANNUAL MEETING

  The Paradigm Annual Meeting will be held at the principal executive offices of Paradigm located at 694 Tasman Drive, Milpitas, California 95035, on August 4, 1998 at 9:00 a.m. local time. The purpose of the Paradigm Annual Meeting is to vote upon proposals to: (i) approve the issuance of Paradigm Common Stock in connection with the Merger pursuant to the Merger Agreement (the "Issuance Proposal"); (ii) to approve an amendment to Paradigm's Restated Certificate of Incorporation (the "Paradigm Certificate of Incorporation") to effectuate a fifteen-for-one reverse stock split, such that every fifteen shares shall be combined into one share (the "Reverse Stock Split Proposal"); (iii) to approve an amendment to the Paradigm Certificate of Incorporation to increase the number of authorized shares of Paradigm Common Stock to 40,000,000 (the "Increased Authorization Proposal"); (iv) to approve an amendment to the Paradigm Certificate of Incorporation to change the name of Paradigm to IXYS Corporation (the "Name Change Proposal"); (v) to elect three directors to the Paradigm Board to hold office until the next annual meeting of stockholders or until their respective successors have been duly elected and qualified (the "Directors Proposal"); (vi) to approve the amendment to Paradigm's 1994 Stock Option Plan (the "1994 Plan") to increase the aggregate number of shares of Paradigm Common Stock authorized for issuance under such plan by 115,000 post-split shares and to increase the number of shares of Paradigm Common Stock that can be made subject to options in any fiscal year to 35,000 post-split shares (the "Stock Plan Proposal"); and (vii) to ratify the appointment of PricewaterhouseCoopers LLP as independent accountants of Paradigm for the fiscal year ending December 31, 1998 (the "Ratification Proposal").

  Only Paradigm stockholders of record at the close of business on June 19, 1998 (the "Paradigm Record Date") will be entitled to receive notice of and to vote at the Paradigm Annual Meeting or any adjournment or postponement thereof. As of the Paradigm Record Date, there were 262 stockholders of record holding an aggregate of approximately 1,779,401 shares of Paradigm Common Stock. Each share of Paradigm Common Stock entitles the holder thereof to one vote on any matter that may properly come before the Paradigm Annual Meeting. The presence in person or by properly executed proxy of holders of a majority of the issued and outstanding shares of Paradigm Common Stock is necessary to constitute a quorum at the Paradigm Annual Meeting. Approval of the Issuance Proposal and the Stock Plan Proposal and the ratification of Paradigm's independent accountants requires approval by the affirmative vote of a majority of the shares present or represented by proxy and voting on the proposal. Approval of the Reverse Stock Split Proposal, the Increased Authorization Proposal and the Name Change Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Paradigm Common Stock entitled to vote. Director nominees receiving the highest number of affirmative votes up to the number of directors to be elected will be elected.

  This Joint Proxy Statement/Prospectus and accompanying Notice of Annual Meeting of Stockholders were mailed to all Paradigm's stockholders of record as of the Paradigm Record Date and constitute notice of the Paradigm Annual Meeting in conformity with the requirements of the Delaware General Corporation Law (the "DGCL").

IXYS SPECIAL MEETING

  The IXYS Special Meeting will be held at the principal executive offices of IXYS located at 3540 Bassett Street, Santa Clara, California 95054, on August 4, 1998, at 9:00 a.m., local time. The purpose of the IXYS Special Meeting is to vote upon (i) a proposal to adopt and to approve the Merger Agreement and to approve the Merger (the "Merger Proposal") and (ii) a proposal to amend the IXYS Certificate of Incorporation to provide that the Merger does not constitute a liquidation under the IXYS Certificate of Incorporation (the "IXYS Certificate Proposal").

  Only IXYS stockholders of record at the close of business on June 16, 1998 (the "IXYS Record Date") will be entitled to receive notice of and to vote at the IXYS Special Meeting or any adjournment or postponement thereof. As of the IXYS Record Date, there were 94 stockholders of record holding an aggregate of approximately 72,211,873 shares of IXYS Common Stock, and 234 stockholders of record holding an aggregate of approximately 111,409,363 shares of IXYS Preferred Stock. Each share of IXYS Capital Stock entitles the holder thereof to one vote on any matter that may properly come before the IXYS Special Meeting. The presence in person or by properly executed proxy of holders of a majority of the issued and outstanding shares of IXYS

Capital Stock is necessary to constitute a quorum at the IXYS Special Meeting. The approval of the Merger Proposal and the IXYS Certificate Proposal each requires the affirmative vote of a majority of the outstanding shares of IXYS Capital Stock, entitled to vote, voting together as a single class, and the affirmative vote of a majority of the outstanding shares of IXYS Preferred Stock entitled to vote.

  Pursuant to that certain Voting Agreement (the "Voting Agreement"), dated as of March 6, 1998, by and between Paradigm and Dr. Nathan Zommer, Chief Executive Officer and Chairman of the Board of IXYS, Dr. Zommer has agreed that, prior to the earlier of (i) the date upon which the Merger Agreement is validly terminated or (ii) the date upon which the Merger becomes effective (the "Expiration Date"), he will vote all of his IXYS Capital Stock, representing approximately 30.90% of the shares of IXYS Capital Stock issued and outstanding as of the IXYS Record Date, in favor of approval of the Merger Proposal. In addition, Dr. Zommer has delivered to Paradigm an irrevocable proxy with respect to such vote. See "The Merger Proposal and the Issuance Proposal--Voting Agreement."

  As of the IXYS Record Date, the directors, executive officers and affiliates of IXYS owned or had voting control over an aggregate of 155,853,329 shares of IXYS Capital Stock, representing approximately 84.88% of the votes entitled to be cast at the IXYS Special Meeting. Each of the directors, executive officers and affiliates of IXYS has advised IXYS that he intends to vote or direct the vote of all outstanding shares of IXYS Capital Stock over which he has voting control in favor of the approval of the Merger Proposal.

  This Joint Proxy Statement/Prospectus and accompanying Notice of Special Meeting of Stockholders were mailed to all IXYS stockholders of record as of the IXYS Record Date and constitute notice of the IXYS Special Meeting in conformity with the requirements of the DGCL.

                                   THE MERGER

GENERAL

  At the Effective Time, Merger Subsidiary will merge with and into IXYS, the separate existence of Merger Subsidiary will cease and IXYS will continue as the surviving corporation in the Merger (the "Surviving Corporation") and will be a wholly-owned subsidiary of Paradigm. Paradigm's name shall be changed to IXYS Corporation following the Merger. It is presently contemplated that the Effective Time will occur as soon as practicable after the requisite approvals of the stockholders of Paradigm and IXYS are obtained and other conditions to the Merger set forth in the Merger Agreement are satisfied. It is currently anticipated, assuming all requisite consents and approvals are received and all conditions are satisfied or waived, that the Effective Time will occur in August 1998. In addition, the Merger Agreement provides that, subject to the terms and conditions thereof, at the Effective Time, the following will occur:

  Conversion of IXYS Capital Stock. Subject to the provisions contained in the Merger Agreement relating to payment of cash in lieu of fractional shares, each share of IXYS Capital Stock then outstanding will be converted into the right to receive shares of Paradigm Common Stock based on the Exchange Ratio (as defined below) (subject to adjustment as appropriate to reflect any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction involving the Paradigm Common Stock or the IXYS Capital Stock between the date of the Merger Agreement and the effective time of the Merger).

  The ratio for the exchange of each share of IXYS Capital Stock for Paradigm Common Stock in the Merger (the "Exchange Ratio") shall be the greater of two ratios. The two ratios will be evaluated, and the greater of the two ratios will be determined and fixed, immediately prior to the Effective Time. The first ratio (the "Percentage Formula Ratio") will be determined according to the following formula:

                                   A = 19 X B
                                       ------
                                          C
where "A" is the Percentage Formula Ratio, "B" is the fully diluted capitalization of Paradigm, immediately prior to the Effective Time and having given effect to the reverse stock split contemplated by the Reverse Stock Split Proposal (the "Reverse Stock Split"), expressed as the sum of (x) the number of shares of Paradigm Common Stock outstanding, (y) the number of shares of Paradigm Common Stock into which the outstanding Paradigm Preferred Stock converts and (z) the aggregate number of shares of Paradigm Common Stock for which outstanding warrants, options or other rights to acquire Paradigm Common Stock are exercisable (the "Paradigm Fully Diluted Capitalization") and "C" is the fully diluted capitalization of IXYS immediately prior to the Effective Time, expressed as the sum of (A) the number of shares of IXYS Common Stock outstanding, (B) the number of shares of IXYS Common Stock issuable upon conversion of the outstanding shares of IXYS Preferred Stock and (C) the aggregate number of shares of IXYS Common Stock for which outstanding warrants, options or other rights to acquire IXYS Common Stock are exercisable (the "IXYS Fully Diluted Capitalization").

  Assuming that the Paradigm Fully Diluted Capitalization is 223,128 and the IXYS Fully Diluted Capitalization is 208,350,429, the Exchange Ratio as calculated under the Percentage Formula Ratio is approximately 0.020348, which is the result of 223,128 ("B" under the Percentage Formula Ratio) multiplied by 19 and divided by 208,350,429 ("C" under the Percentage Formula Ratio). If this ratio is less than the ratio under the Valuation Formula, the Valuation Formula Ratio would be used.

  The second ratio (the "Valuation Formula Ratio") will be determined according to the following formula:

                                D = $150,000,000
                                    ------------
                                      (E x C)

where "D" is the Valuation Formula Ratio, "E" is the average of the closing sale prices of Paradigm Common Stock for the ten trading days ending (and including) the trading day two business days prior to the date of the Paradigm Annual Meeting (appropriately adjusted to reflect the Reverse Stock Split) and "C" is the IXYS Fully Diluted Capitalization.

  For illustrative purposes only, the table below sets forth examples estimating the Exchange Ratio for several alternative values of Paradigm Common
Stock:

                                           AFTER
                                         PROPOSED
                                         15-FOR-1
         INITIAL                       REVERSE SPLIT                                 EXCHANGE
     STOCK PRICE (1)                    STOCK PRICE                                  RATIO (2)
     ---------------                   -------------                                 ---------
        $5.00                           $75.00                                       0.013609
        $4.75                           $71.25                                       0.013701
        $4.50                           $67.50                                       0.013802
        $4.25                           $63.75                                       0.013916
        $4.00                           $60.00                                       0.014044
        $3.75                           $56.25                                       0.014188
        $3.50                           $52.50                                       0.014354
        $3.311107                       $49.666605                                   0.014495
        $3.25                           $48.75                                       0.014768
        $3.00                           $45.00                                       0.015999
        $2.75                           $41.25                                       0.017453
        $2.50                           $37.50                                       0.019198
        $2.25                           $33.75                                       0.021332
        $2.00                           $30.00                                       0.023998
        $1.75                           $26.25                                       0.027426
        $1.50                           $22.50                                       0.031997
        $1.25                           $18.75                                       0.038397
        $1.00                           $15.00                                       0.047996
        $0.75                           $11.25                                       0.063995
        $0.50                           $ 7.50                                       0.095992
        $0.25                           $ 3.75                                       0.191984

--------
  (1) Stock price based on fluctuating stock prices for illustrative purposes.

  (2) Based on the proposed 15-for-1 reverse stock split. Please note that where the initial stock price of Paradigm Common Stock was less than $3.311107 per share, the Valuation Formula Ratio was used because the value of the total number of shares the IXYS stockholders would receive under the Percentage Formula Ratio (in using that price) would have been less than $150 million. Conversely, if the initial stock price of Paradigm was more than $3.311107 per share, then the Percentage Formula Ratio was used. Therefore, all exchange ratio calculations made based on initial stock prices of Paradigm that were above $3.311107 were calculated using the Percentage Formula Ratio and all exchange ratio calculations made based on initial stock prices of Paradigm that were below $3.311107 were calculated using the Valuation Formula Ratio. Therefore, the "benchmark" stock price is $3.311107.

  For each value of Paradigm Common Stock set forth in the foregoing table, the table assumes that the outstanding shares of Paradigm Preferred Stock are converted into Paradigm Common Stock in accordance with the terms of the Paradigm Certificate of Incorporation based upon a five (5) day closing bid price average equivalent to the value set forth for Paradigm Common Stock in the table. The number of shares of Paradigm Common Stock issuable upon conversion of the Paradigm Preferred Stock is subject to adjustment depending on the date of the conversion thereof, and could be materially less or more than such estimated amount depending on factors which cannot be predicted by Paradigm, including, among other things, the future market price of Paradigm Common Stock. Additionally, for each value of Paradigm Common Stock set forth in the foregoing table, the table assumes that the ten (10) day average of closing sale prices for Paradigm Common Stock to be used in the Valuation Formula Ratio is equivalent to the value set forth in the table. Additionally, the table assumes (i) a variable number of shares representing a Paradigm Fully Diluted Capitalization which, as of June 16, 1998, was 223,128 shares and (ii) an IXYS Fully Diluted Capitalization of 208,350,429 shares, based on securities outstanding on June 16, 1998 (collectively, the "Exchange Ratio Assumptions"). Finally, the table assumes the Reverse Stock Split has taken place. Consequently, at any given value for Paradigm Common Stock in the table, the actual Exchange Ratio will vary from the number set forth in the table if the averages of the closing sale prices of Paradigm Common Stock differ from one another or the price of Paradigm Common Stock at the Effective Time or if the fully diluted capitalization of either company at the Effective Time varies from the amount assumed herein. See "The Merger Agreement--Merger Consideration." Therefore, the actual value of the consideration and the number of shares to be issued by Paradigm may differ from the value of the consideration and the number of shares to be issued in accordance with the Assumed Exchange Ratio. The number of shares to be issued in connection with the Valuation Formula Ratio (if such exchange ratio is used) will not be determined until immediately preceding the Annual Stockholder Meeting of Paradigm and the number of shares to be issued in connection with the Percentage Formula Ratio (if such exchange ratio is used) will not be determined until immediately prior to the Effective Time. In both instances, fluctuating market conditions relating to Paradigm's trading price are a factor and may cause the final exchange ratio to be different from the Assumed Exchange Ratio.

  Fluctuations in Paradigm's Stock Price. The trading price of Paradigm's Common Stock is subject to fluctuations. The trading price over the preceding ninety (90) day period prior to May 1, 1998 ranged from a high of $0.781 to a low of $0.25. During the period from May 4, 1998, the date Paradigm's ten-for-one reverse stock split was effectuated, and June 16, 1998, Paradigm's Common Stock traded from a high of $2.150 to a low of $0.875. Paradigm's stock price is subject to continued fluctuations and may fluctuate drastically during the period between stockholder approval and the Effective Time. There is always the risk that Paradigm's stock price may drop significantly during this period, which will have an impact on the Exchange Ratio. The Exchange Ratio will increase for the benefit of the IXYS stockholders with any decline in Paradigm's stock price.

  IXYS Stock Options; IXYS Warrants. At the Effective Time, each then outstanding IXYS Option will be converted into an option to purchase Paradigm Common Stock based on the Exchange Ratio. All rights with respect to then outstanding IXYS Warrants shall be converted into and become rights with respect to Paradigm Common Stock based on the Exchange Ratio. The terms of the conversion of shares of IXYS Capital Stock into Paradigm Common Stock and the conversion of IXYS Options and IXYS Warrants into options to purchase shares of Paradigm are described in detail in "The Merger Agreement-- Stock Options; Warrants."

EFFECTIVE TIME OF THE MERGER; CLOSING DATE

  The Merger will become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in the Merger Agreement (the "Effective Time"). The consummation of the transactions contemplated by the Merger Agreement will take place on a date to be agreed upon by Paradigm and IXYS (the "Closing Date"), which will be no later than the fifth business day after the satisfaction or waiver of all of the conditions to closing set forth in the Merger Agreement. Assuming that all of the conditions to the Merger are satisfied or waived, it is anticipated that the Merger will be consummated in August 1998.

STOCK OWNERSHIP FOLLOWING THE MERGER

  Assuming the Exchange Ratio Assumptions, the occurrence of the Reverse Stock Split and a price per share of Paradigm Common Stock of $18.519 (after the occurrence of the Reverse Stock Split), an exchange ratio of 0.038876 (the "Assumed Exchange Ratio") would result. At the Assumed Exchange Ratio and based upon the foregoing assumptions, an aggregate of approximately 7,138,459 shares of Common Stock of the Combined Company will be issued to holders of IXYS Capital Stock and an additional approximately 961,372 shares of Common Stock of the Combined Company will be issuable to holders of options and warrants exercisable for IXYS Capital Stock. Based upon the number of shares of Paradigm Common Stock issued and outstanding as of the Paradigm Record Date, and after giving effect to the additional shares of Paradigm Common Stock that are proposed to be issued in the Merger and assuming the Valuation Formula Ratio is applicable, the former holders of IXYS Capital Stock would hold approximately 97.1% of the Combined Company's total issued and outstanding shares and the former stockholders of Paradigm will hold the balance of the Combined Company's total issued and outstanding shares, estimated to be approximately 2.9%. A continued decline in the price of Paradigm's Common Stock will cause the percentage of shares of the Combined Company to be held by former Paradigm stockholders to decline. See "The Merger Agreement--Merger Consideration."

PARADIGM'S REASONS FOR THE MERGER

  The Paradigm Board considered a wide variety of information and a number of factors in connection with its evaluation of the proposed Merger and the Merger Agreement, and determined that the Merger provides an opportunity that serves the best interests of Paradigm and its stockholders. The Paradigm Board believes that the Merger may result in a number of benefits to Paradigm and its stockholders, including, among other benefits, the following:

  . By combining IXYS' capability in power semiconductors and Paradigm's capability in high performance integrated circuits, Paradigm and IXYS together will have the potential to develop new products with higher value that each company would not separately be able to produce.

  . The proposed Merger will help insulate Paradigm from adverse market conditions based on current market conditions for SRAMs, the intense competition, and lower than desired selling prices, by improving Paradigm's cost structure through consolidation and Paradigm's sales channels by adding IXYS' distribution channels in countries where Paradigm does not have a strong market presence.

  . Paradigm will be in a better position to sell SRAM products to current IXYS customers who are not current Paradigm customers. This will therefore, provide Paradigm an opportunity to increase revenue.

  . Paradigm's recent operating results, revenue level and current financial condition necessitates additional funding. The proposed Merger will provide such funding, which the Paradigm Board believes is a better alternative than additional equity financings.

  See "The Merger Proposal and the Issuance Proposal--Paradigm's Reasons for the Merger."

RECOMMENDATION OF THE PARADIGM BOARD

  THE PARADIGM BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER, AND RECOMMENDS A VOTE FOR APPROVAL OF THE ISSUANCE PROPOSAL BY THE STOCKHOLDERS OF PARADIGM. THE PARADIGM BOARD ALSO UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE REVERSE STOCK SPLIT PROPOSAL, FOR APPROVAL OF THE INCREASED AUTHORIZATION PROPOSAL, FOR APPROVAL OF THE NAME CHANGE PROPOSAL, FOR EACH NOMINEE FOR DIRECTOR, FOR APPROVAL OF THE STOCK PLAN PROPOSAL, AND FOR RATIFICATION OF THE INDEPENDENT ACCOUNTANTS.

OPINION OF FINANCIAL ADVISOR TO PARADIGM

  Alliant Partners LLP ("Alliant Partners ") delivered its opinion dated March 5, 1998 (the "Alliant Partners Opinion") to the Paradigm Board that, as of the date of such opinion, the consideration to be paid to IXYS stockholders by Paradigm was fair from a financial point of view to the Paradigm stockholders. The full text of the Alliant Partners Opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken in connection with the Alliant Partners Opinion, is attached hereto as Annex B and is incorporated herein by reference. The Alliant Partners Opinion does not constitute a recommendation as to how any holder of Paradigm Common Stock should vote at the Paradigm Annual Meeting. Paradigm stockholders are urged to, and should, read the Alliant Partners Opinion in its entirety. See "The Merger Proposal and the Issuance Proposal--Opinion of Financial Advisor to Paradigm."

IXYS' REASONS FOR THE MERGER

  The IXYS Board considered a wide variety of information and a number of factors in connection with its evaluation of the proposed Merger and the Merger Agreement, and determined that the Merger provides an opportunity that serves the best interests of IXYS and its stockholders. The IXYS Board believes that the Merger may result in a number of benefits to IXYS and its stockholders, including, among other benefits, the following:

  . The combination of the technologies and product development resources of IXYS and Paradigm should enable IXYS to respond more effectively to the rapid technological change in, and continuing emergence of, power management control products; the technical know-how and design capabilities of the designers who design for Paradigm will allow IXYS to develop a new line of power management control products.

  . In the Merger, IXYS stockholders will receive securities traded in an active trading market, the Nasdaq SmallCap Market, thereby permitting the stockholders to obtain liquidity for their investments, in contrast to the illiquid nature of their present holdings of IXYS Capital Stock.

  . IXYS currently manufactures and designs various die sizes under 3 to 4 micron design rules. Paradigm designs and markets die sizes at submicron design rules. IXYS believes that the Combined Company's ability to operate under a wide spectrum of process technologies, including submicron design rules not currently addressed by IXYS, is expected to enhance IXYS' ability to service its existing customer base as well as to expand into different customer bases.

  . The Merger is expected to provide IXYS with an expanded customer base, and product development resources to support its current marketing, sales and distribution efforts; Paradigm's products are marketed, distributed and sold in applications and market segments not currently served by IXYS.

  . The Merger will result in the Combined Company having an expanded base of intellectual property.

  See "The Merger Proposal and the Issuance Proposal--IXYS' Reasons for the Merger."

RECOMMENDATION OF THE IXYS BOARD

  THE IXYS BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER, AND RECOMMENDS A VOTE FOR ADOPTION AND APPROVAL OF THE MERGER PROPOSAL BY THE STOCKHOLDERS OF IXYS. THE IXYS BOARD ALSO UNANIMOUSLY RECOMMENDS A VOTE FOR THE IXYS CERTIFICATE PROPOSAL.

EXCHANGE OF IXYS STOCK CERTIFICATES

  As soon as reasonably practicable after the Effective Time, ChaseMellon Shareholder Services, L.L.C. (the "Exchange Agent") will mail to the holders of IXYS Capital Stock (i) a letter of transmittal (the "Letter of Transmittal") with respect to the surrender of valid certificates representing shares of IXYS Capital Stock (the "IXYS Stock Certificates") in exchange for certificates representing Paradigm Common Stock and (ii) instructions for use of the Letter of Transmittal. IXYS STOCKHOLDERS SHOULD NOT SURRENDER THEIR STOCK CERTIFICATES FOR EXCHANGE UNTIL SUCH INSTRUCTIONS AND LETTER OF TRANSMITTAL ARE RECEIVED. Although holders of IXYS Capital Stock are encouraged to surrender their stock certificates for exchange promptly after the consummation of the Merger, there is no deadline for holders of IXYS Capital Stock to surrender their stock certificates in exchange for certificates representing the common stock of the Combined Company. See "The Merger Agreement--Conversion of Shares; Procedures for Exchange of Certificates."

NON-SOLICITATION

  Pursuant to the Merger Agreement, IXYS and Paradigm each have agreed not to directly or indirectly take certain actions that may encourage an Acquisition Proposal (as defined under "The Merger Agreement--Covenants"). However, IXYS and Paradigm may each furnish information and enter into discussions or negotiations in response to a bona fide, unsolicited Acquisition Proposal if and only to the extent that the board of directors of the company receiving the proposal determines in good faith that the Acquisition Proposal is financially superior to the terms of the Merger, that financing for such Acquisition Proposal is reasonably likely to be obtained, and that failure to take such action would create a substantial risk of liability for breach of its fiduciary obligations to IXYS' or Paradigm's respective stockholders under applicable law. See "The Merger Agreement--Non-Solicitation."

MANAGEMENT AFTER THE MERGER

  At the Effective Time, all directors and executive officers of Paradigm shall resign from their respective positions as director or executive officer (but not as employee), except for Mr. Kochman who shall remain as a director of the Combined Company. At the Effective Time, Dr. Zommer, Mr. Agbayani and Dr. Karg will be appointed to the board of directors of the Combined Company. It is currently expected that the executive officers of IXYS will serve after the Effective Time as the executive officers of the Combined Company. See "The Merger Agreement--Corporate Matters."

CONDITIONS TO THE MERGER

  The respective obligations of Paradigm, IXYS and Merger Subsidiary to consummate the Merger are subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement. These conditions include, among others: (i) the approval by Paradigm's stockholders of the Issuance Proposal, the fifteen-for-one reverse stock split, the Increased Authorization Proposal and the Name Change Proposal, (ii) the conversion of all outstanding shares of Paradigm Preferred Stock into Paradigm Common Stock (the "Paradigm Preferred Stock Conversion") (See the "Form of Request for Conversion by Paradigm Preferred Stockholder" attached hereto as Annex E), (iii) the approval by holders of IXYS Capital Stock of the Merger Proposal, (iv) the expiration or termination of the waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") (the parties have already received notice of early termination of such waiting period from the Federal Trade Commission (the "FTC")), and (v) the approval for quotation on the Nasdaq SmallCap Market of the shares of Paradigm Common Stock to be issued in the Merger. See "The Merger Agreement--Conditions to the Merger."

  In addition to the obligations set forth above, the obligations of Paradigm and Merger Subsidiary to effect the Merger are subject to the satisfaction, at or prior to the Closing, of the following conditions, among others: (i) the representations and warranties of IXYS, when made and as of the Closing Date, shall be accurate in all material respects; (ii) compliance with or performance of all of the covenants or obligations required by the Merger Agreement to be complied with and performed by IXYS at or prior to the Closing, in each case in all material respects; (iii) receipt of a legal opinion of Cooley Godward LLP, legal counsel to IXYS ("Cooley Godward"), (iv) receipt of all material consents required to be obtained by IXYS; and (v) the absence of a material adverse change with respect to IXYS. See "The Merger Agreement--Conditions to the Merger."

  In addition to the obligations set forth above, the obligations of IXYS to effect the Merger are subject to the satisfaction, at or prior to the Closing, of the following conditions, among others: (i) the representations and warranties of Paradigm and Merger Subsidiary, when made and as of the Closing Date, shall be accurate in all material respects; (ii) compliance with or performance of all of the covenants or obligations required by the Merger Agreement to be complied with and performed by Paradigm at or prior to the Closing, in each case in all material respects; (iii) receipt of legal opinions; (iv) the absence of a material adverse change with respect to Paradigm; (v) the trading of Paradigm Common Stock on the Nasdaq SmallCap Market; (vi) limitations on appraisal rights available under Section 262 of the DGCL to the IXYS stockholders; (vii) the absence of certain pending or threatened legal proceedings; and (viii) receipt of all material consents required to be obtained by Paradigm. See "The Merger Agreement--Conditions to the Merger."

TERMINATION

  The Merger Agreement may be terminated at any time prior to the Effective Time (i) by the mutual written consent of Paradigm and IXYS; (ii) by either Paradigm or IXYS if the Merger shall not have been consummated by August 14, 1998; (iii) by either Paradigm or IXYS if a court or other governmental body shall have issued a final and nonappealable order prohibiting the Merger; (iv) by either Paradigm or IXYS if either such company's stockholders shall not have approved the transactions contemplated by the Merger at the applicable stockholders' meeting; (v) by IXYS if one or more of certain triggering events relating to the implementation of the Merger by Paradigm or its acquisition by a person other than IXYS occurs; (vi) by either Paradigm or IXYS if the other's representations and warranties set forth in the Merger Agreement shall be or shall have become materially inaccurate or if the other shall have breached any covenant set forth in the Merger Agreement and if such inaccuracy or breach is not curable. See "The Merger Agreement--Expenses and Termination Fees."

EXPENSES AND TERMINATION FEES

  Subject to certain conditions, if the Merger Agreement is terminated because of the failure to obtain the necessary approvals of the stockholders of Paradigm or the occurrence of a triggering event relating to the implementation of the Merger by Paradigm or its acquisition by a person other than IXYS, and Paradigm enters into another merger or similar transaction within six months from the date of such termination, then upon consummation of such transaction, Paradigm will be required to pay IXYS $500,000. If the Merger Agreement is terminated because of the failure to obtain the necessary approvals of the stockholders of IXYS, then IXYS will be required to pay Paradigm $500,000. See "The Merger Agreement--Expenses and Termination Fees."

  In a separate agreement, Asea Brown Boveri, Inc. ("ABB Inc.") and Asea Brown Boveri AG ("ABB AG" and together with ABB Inc., "ABB") agreed that if IXYS were required to pay the termination fee described above, ABB would reimburse IXYS in an amount not to exceed $500,000 so long as
(i) IXYS did not, on or prior to the date on which ABB was required to vote its shares on the Merger Proposal, waive any rights IXYS may have not to consummate the Merger because of Paradigm's failure to meet the condition relating to the absence of any material adverse change with respect to Paradigm and (ii) Dr. Zommer had voted all of the shares of IXYS Capital Stock owned by him in favor of the Merger Proposal.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Officers and Directors of Paradigm. Certain members of Paradigm's management and the Paradigm Board may be deemed to have certain interests in the Merger that are in addition to their interests as stockholders of Paradigm generally. The interest of Paradigm's management and the Paradigm Board are as described in"--Employment/Severance Arrangement" and "Other Information Regarding Paradigm--Certain Relationships and Related Transactions." Other than as set forth in "--Employment/Severance Arrangement," "Other Information Regarding Paradigm--Certain Relationships and Related Transactions" and "Security Ownership of Certain Beneficial Owners and Management of Paradigm" no other benefits will be received by the Paradigm executive officers and directors. The Paradigm Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. See "The Merger Proposal and the Issuance Proposal--Interests of Certain Persons in the Merger."

  Indemnification and Insurance. The Merger Agreement provides that all rights to indemnification existing in favor of the persons serving as directors and officers of Paradigm as of the date of the Merger Agreement for acts or omissions occurring prior to the Effective Time, as provided in Paradigm's Certificate of Incorporation and Bylaws and in certain indemnification agreements between Paradigm and such directors and officers, will survive the Merger, and that Paradigm will cause the Surviving Corporation to perform its obligations arising thereunder for at least six years from the Effective Time. Subject to certain limitations, Paradigm has also agreed to cause the Combined Company to maintain in effect for three years after the Effective Time the policy of directors' and officers' liability insurance in existence at the date of the Merger Agreement for the benefit of persons serving as directors and officers of Paradigm as of such date. Such limitations include the fact that the Combined Company shall not be required to maintain the directors' and officers' liability insurance in existence as of the date of the Merger Agreement if equivalent coverage is provided to such directors and officers under another policy of directors' and officers' liability insurance. Further, if coverage is provided to such persons under another policy of officers' and directors' liability insurances, the Combined Company shall not be required to expend in any one year an amount in excess of 150% of the annual premium currently paid by Paradigm for such insurance, and if the annual premiums of such insurance coverage exceed 150% of the annual premium currently paid by Paradigm for such insurance, the Combined Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. See "The Merger Agreement--Indemnification and Insurance."

  Employment/Severance Arrangement. Each of Messrs. David Campbell and Richard Morley (collectively the "Executives" and each an "Executive") have entered into Executive Compensation Agreements with Paradigm, dated March 6, 1998 (the "Executive Compensation Agreement"), which provide that if the Executive's employment with the Combined Company is terminated without "cause" within six months following the Effective Date, such Executive would be paid, in a single lump sum payment, two months of salary at the rate in effect on the date of the Executive Compensation Agreement. Messrs. Campbell and Morley are entitled to two months of annual base salary for an aggregate of $10,834 and $25,000, respectively, if they are terminated without "cause" within six months of the Effective Date. See "The Merger Proposal and the Issuance Proposal--Interests of Certain Persons in the Merger."

  Election as Director. Pursuant to the Merger Agreement, Mr. Kochman, who is currently a director of Paradigm, will be nominated as a management nominee for election to the Paradigm Board and shall remain as a director of the Combined Company after the Merger. Mr. Kochman is also a managing partner and director of

Alliant Partners, financial advisor to Paradigm. However, Mr. Kochman will not derive any economic benefit from Alliant Partners' representation of Paradigm in connection with the Merger. See "The Merger Proposal and the Issuance Proposal--Interests of Certain Persons in the Merger."

  Officers and Directors of IXYS. Certain members of IXYS' management and Board of Directors may be deemed to have certain interests in the Merger that are in addition to their interests as stockholders of IXYS generally. The IXYS Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. At the Effective Time, Dr. Zommer, Mr. Agbayani and Dr. Karg will be appointed to the board of directors of the Combined Company. It is currently expected that the executive officers of IXYS will serve after the Effective Time as the executive officers of the Combined Company. In addition to the benefits described below, the officers and directors of IXYS will benefit on the same basis with respect to their stock and option holdings of IXYS as other holders of IXYS Capital Stock and options exercisable for IXYS Common Stock. See "Security Ownership of Certain Beneficial Owners and Management of IXYS."

  Indemnification and Insurance. The Merger Agreement provides that Paradigm will cause the Surviving Corporation to perform its obligations under the IXYS Certificate of Incorporation and Bylaws for at least six years from the Effective Time. Subject to certain limitations, Paradigm has also agreed to cause the Combined Company to maintain in effect for three years after the Effective Time the policy of directors' and officers' liability insurance in existence at the date of the Merger Agreement. Such limitations include the fact that the Combined Company shall not be required to maintain the liability insurance in existence as of the date of the Merger Agreement if equivalent coverage is provided to such directors and officers under another policy of officers' and directors' liability insurance. Further, the Combined Company shall not be required to expend in any one year an amount in excess of 150% of the annual premium currently paid by Paradigm for such insurance, and if the annual premiums of such insurance coverage exceed 150% of the annual premium currently paid by Paradigm for such insurance, the Combined Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. See "The Merger Agreement--Indemnification and Insurance."

  Registration Rights Agreement. In addition, as a condition to the consummation of the Merger, two of IXYS' principal stockholders, Asea Brown Boveri Inc. ("ABB Inc.") and Asea Brown Boveri AG ("ABB AG"), shall enter into a Registration and Stockholder Rights Agreement (the "Registration Rights Agreement") with Paradigm on or prior to the Effective Time. Dr. Rolf Karg is an officer of ABB AG and a director of IXYS. Pursuant to the Registration Rights Agreement, ABB AG and ABB, Inc. will be entitled to certain rights with respect to registration of the Paradigm Common Stock they receive pursuant to the Merger under the Securities Act. See "The Merger Proposal and the Issuance Proposal--Interests of Certain Persons in the Merger."

REGULATORY MATTERS

  Paradigm and IXYS are not aware of any governmental or regulatory requirements relating to the consummation of the Merger, other than compliance with applicable federal and state securities laws and the HSR Act. On May 13, 1998, Paradigm and ABB filed a notification with the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") pursuant to the HSR Act. They have subsequently received a notice of early termination of such waiting period from the FTC. See "The Merger Proposal and the Issuance Proposal--Regulatory Matters."

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

  The Merger is expected to be a tax-free reorganization for federal income tax purposes under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), so that no gain or loss will be recognized by the IXYS stockholders on the exchange of IXYS Capital Stock for common stock of the Combined Company, except to the extent that IXYS stockholders receive cash in lieu of fractional shares or in payment for shares as to which appraisal rights have been perfected. Neither IXYS nor Paradigm will obtain a ruling from the Internal Revenue Service as to the tax consequences of the Merger. As a condition to IXYS' obligation to consummate the Merger, IXYS must receive an opinion at the Effective Time from its legal counsel (or alternatively from Paradigm's legal counsel) to the effect that the Merger will be treated as a tax-free reorganization for federal income tax purposes. See "The Merger Proposal and the Issuance Proposal--Material Federal Income Tax Consequences."

ANTICIPATED ACCOUNTING TREATMENT

  The Merger is intended to be accounted for as a "purchase" of Paradigm by IXYS for financial reporting purposes in accordance with generally accepted accounting principles ("GAAP"). Following the Merger, the Combined Company will report on the basis of IXYS' historical financial statements and the fiscal year end will be March 31. See "The Merger Proposal and the Issuance Proposal-- Anticipated Accounting Treatment."

APPRAISAL RIGHTS

  Under Delaware law, holders of IXYS Capital Stock who, prior to the IXYS Special Meeting, properly demand appraisal and vote against or abstain from voting with respect to the Merger Proposal, if entitled to vote at the IXYS Special Meeting, have the right to require the Surviving Corporation to purchase their shares for their "fair value," if the Merger is consummated. To exercise such appraisal rights, such stockholders must comply with all applicable procedural requirements. Stockholders of Paradigm are not entitled to appraisal rights under Delaware law in connection with the Merger. See "The Merger Proposal and the Issuance Proposal--Appraisal Rights" and Annex C to this Joint Proxy Statement/Prospectus.

                                  RISK FACTORS

  The Merger and an investment in securities of Paradigm involve certain risks and uncertainties, including risks relating to the integration of Paradigm and IXYS, risks relating to the respective businesses of Paradigm and IXYS and other risks and uncertainties discussed under "Risk Factors" and elsewhere in this Joint Proxy Statement/Prospectus. See "Risk Factors."

                           MARKETS AND MARKET PRICES

  The following table sets forth the closing price per share of Paradigm Common Stock as reported on the Nasdaq SmallCap Market under the symbol "PRDM" on (i) March 6, 1998, the last trading day preceding public announcement of the Merger, and (ii) July 2, 1998, the last trading day prior to the date of printing of this Joint Proxy Statement/Prospectus. The equivalent IXYS per share price at each specified date represents the closing price of a share of Paradigm Common Stock on such date multiplied by an assumed exchange ratio based on the Exchange Ratio Assumptions. See "The Merger Agreement--Merger Consideration" and "--Stock Options; Warrants."

  Closing Price at:

                                                  PARADIGM
                                            COMMON STOCK (AFTER
                                 PARADIGM   GIVING EFFECT TO THE EQUIVALENT IXYS
                               COMMON STOCK REVERSE STOCK SPLIT) PER SHARE PRICE
                               ------------ -------------------- ---------------
   March 6, 1998..............    $0.375          $56.25              $2.19
   July 2, 1998...............    $0.781          $11.715             $0.46

  Because the market price of Paradigm Common Stock is subject to fluctuation and the Exchange Ratio is not fixed, the market value of the shares of Paradigm Common Stock that holders of IXYS Capital Stock will receive in the Merger may increase or decrease prior to the Effective Time. Stockholders of Paradigm and IXYS are urged to obtain current market quotations for Paradigm Common Stock.

  There has been no public market for the IXYS Capital Stock.

                                DIVIDEND POLICY

  Neither Paradigm nor IXYS has declared or paid any cash dividends on any series of its capital stock during any period for which information is provided in this Joint Proxy Statement/Prospectus. Following the Merger, the Combined Company does not intend to declare or pay any cash dividends in the foreseeable future.

             SELECTED HISTORICAL FINANCIAL INFORMATION OF PARADIGM

  The following selected financial data should be read in conjunction with Paradigm's financial statements and related notes thereto and "Paradigm Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Joint Proxy Statement/Prospectus.

                        PARADIGM SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                             PRE-REORGANIZATION(1)                     POST-REORGANIZATION(1)
                          ------------------------------ ------------------------------------------------------
                                                                                                 THREE MONTHS
                             YEAR ENDED                                                              ENDED
                              MARCH 31,       APRIL 1 TO JUNE 21 TO  YEAR ENDED DECEMBER 31,       MARCH 31,
                          ------------------   JUNE 20,   DEC. 31,  ---------------------------  --------------
                            1993      1994       1994     1994(2)    1995    1996(6)     1997     1997    1998
                          --------  --------  ---------- ---------- -------  --------  --------  ------  ------
STATEMENT OF OPERATIONS
 DATA:
Sales, net..............  $ 24,827  $ 31,844   $ 6,033    $19,690   $51,923  $ 23,202  $ 12,449  $3,572  $1,914
Cost of goods sold......    28,465    26,283     5,895     12,881    31,033    36,364    11,946   3,314   1,770
                          --------  --------   -------    -------   -------  --------  --------  ------  ------
Gross profit (loss).....    (3,638)    5,561       138      6,809    20,890   (13,162)      503     258     144
                          --------  --------   -------    -------   -------  --------  --------  ------  ------
Operating expenses:
 Research and develop-
  ment(3)...............     1,980     1,148     1,192      1,920     4,621     6,243     3,406   1,183     304
 Selling, general and
  administrative........     6,007     5,555     1,191      3,004     8,107     9,497     4,920   1,625     744
 Write-off of in-process
  technology ac-
  quired(6).............       --        --        --         --        --      3,841       --      --      --
 Loss on sale of wafer
  fab(6)................       --        --        --         --        --      4,632       --      --      --
                          --------  --------   -------    -------   -------  --------  --------  ------  ------
 Total operating ex-
  penses................     7,987     6,703     2,383      4,924    12,728    24,213     8,326   2,808   1,048
                          --------  --------   -------    -------   -------  --------  --------  ------  ------
 Operating income
  (loss)................   (11,625)   (1,142)   (2,245)     1,885     8,162   (37,375)   (7,823) (2,550)   (904)
Interest expense........     3,824     3,286       518        721     1,369     1,121       370      42      71
Other (income) expense,
 net(4).................     2,417      (218)      (17)       (44)     (615)     (946)      718      30     (38)
                          --------  --------   -------    -------   -------  --------  --------  ------  ------
Income (loss) before
 extra-ordinary gain and
 provision (benefit) for
 income taxes...........   (17,866)   (4,210)   (2,746)     1,208     7,408   (37,550)   (8,911) (2,622)   (937)
Extraordinary gain(5)...       --        --     12,990        --        --        --        --      --      --
Provision (benefit) for
 income taxes...........       --        --        --         --      2,145    (1,125)      --      --      --
                          --------  --------   -------    -------   -------  --------  --------  ------  ------
Net income (loss).......  $(17,866) $ (4,210)  $10,244    $ 1,208   $ 5,263  $(36,425)   (8,911) (2,622)   (937)
                          ========  ========   =======    =======   =======  ========
Accretion related to
 Preferred Stock........                                                                 (1,307)   (388)    (30)
                                                                                       --------  ------  ------
Net loss attributable to
 common shareholders....                                                               $(10,218) $3,010  $ (967)
                                                                                       ========  ======  ======
Basic income (loss) per
 share(7)...............                                  $ 11.73   $ 13.92  $ (51.59) $ (11.87) $(4.16) $(0.68)
Diluted income (loss)
 per share(7)...........                                  $  2.25   $  9.14  $ (51.59) $ (11.87) $(4.16) $(0.68)
Weighted average
 shares--basic(7).......                                      103       378       706       861     724   1,420
Weighted average
 shares--diluted(7).....                                      536       576       706       861     724   1,420

                          PRE-REORGANIZATION(1)                POST-REORGANIZATION(1)
                          ----------------------  -----------------------------------------------------
                                MARCH 31,                   DECEMBER 31,                  MARCH 31,
                          ----------------------  -----------------------------------  ----------------
                             1993        1994      1994     1995     1996      1997     1997     1998
                          ----------  ----------  -------  ------- --------  --------  -------  -------
BALANCE SHEET DATA:
Cash, cash equivalents
 and short-term invest-
 ments..................  $      311  $       52  $   135  $21,213 $    587  $    461  $ 1,355  $   218
Working capital (defi-
 cit)...................     (28,226)    (26,324)  (2,243)  26,624     (392)      415     (608)    (306)
Total assets............      24,238      18,591   19,421   56,732   17,742     9,290   15,721    7,464
Total debt and obliga-
 tions under capital
 leases.................      26,471      25,847   12,620    7,636      374       534      339      526
Retained earnings (accu-
 mulated deficit).......     (50,654)    (54,864)   1,208    6,471  (29,954)  (40,172) (32,964) (41,139)
Total stockholders' eq-
 uity (deficit).........     (45,292)    (49,488)   2,345   39,349    6,344     3,009    3,391    2,076
Mandatorily redeemable
 preferred stock........      32,821      33,753      --       --       --        --       --       --

-------
(1) On June 21, 1994, Paradigm consummated a plan of reorganization (the "Paradigm Reorganization") which established a new accounting basis. See "Paradigm Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the lack of comparability of periods before and after the Paradigm Reorganization. Net income/loss per share for the periods prior to the Paradigm Reorganization has not been presented as they are not considered to be meaningful.
(2) The period ended December 31, 1994 had ten more days than the normal six month period.
(3) Net of co-development funding from a stockholder of $5,177 and $4,283 for the years ended March 31, 1993 and 1994, respectively.
(4) The year ended March 31, 1993 includes a penalty payment of $2,000 related to a lease consolidation agreement.
(5) The period ended June 20, 1994 includes a $12,990 extraordinary gain resulting from the cancellation of liabilities in the Paradigm Reorganization.
(6) The year ended December 31, 1996 includes charges of $4,632 resulting from the sale of Paradigm's wafer fabrication facility and $3,841 related to Paradigm's acquisition of NewLogic. See Note 11 and Note 6, respectively, of Notes to Financial Statements.
(7) As restated for the 10-for-1 reverse stock split effective May 1, 1998.

               SELECTED HISTORICAL FINANCIAL INFORMATION OF IXYS

  The selected consolidated financial data as of March 31, 1997 and 1998 and for each of the three years in the period ended March 31, 1998 have been derived from, and should be read in conjunction with, the audited consolidated financial statements of IXYS and related notes and "IXYS Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Joint Proxy Statement/Prospectus. These consolidated financial statements have been audited by Coopers & Lybrand L.L.P., independent accountants, whose report thereon is also included elsewhere in this Joint Proxy Statement/Prospectus. The selected consolidated financial data as of March 31, 1994, 1995 and 1996 and for each of the two years in the period ended March 31, 1995 are derived from audited consolidated financial statements of IXYS.

                          IXYS SELECTED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                          YEAR ENDED MARCH 31,
                              ------------------------------------------------
                                1994      1995      1996      1997      1998
                              --------  --------  --------  --------  --------
STATEMENT OF OPERATIONS DA-
 TA:
Net revenues................  $ 34,365  $ 42,489  $ 57,436  $ 55,322  $ 56,856
Cost of goods sold..........    24,310    28,488    35,629    34,158    38,048
                              --------  --------  --------  --------  --------
Gross profit................    10,055    14,001    21,807    21,164    18,808
                              --------  --------  --------  --------  --------
Operating expenses:
 Research, development and
  engineering...............     2,325     2,848     3,423     3,015     3,329
 Selling, general and admin-
  istrative.................     7,103     7,118     9,430     8,950     8,384
 Restructuring charge.......     1,779
                              --------  --------  --------  --------  --------
 Total operating expenses...    11,207     9,966    12,853    11,965    11,713
                              --------  --------  --------  --------  --------
Operating income (loss).....    (1,152)    4,035     8,954     9,199     7,095
Interest expense............      (735)     (715)      (78)     (116)     (431)
Gain (loss) on foreign cur-
 rency transactions.........        65    (2,246)      (32)     (246)      183
Other income (expense),
 net........................      (104)      (79)   (1,578)     (484)    3,466
                              --------  --------  --------  --------  --------
Income (loss) before (provi-
 sion) benefit for income
 taxes......................    (1,926)      995     7,266     8,353    10,313
(Provision) benefit for in-
 come taxes.................               6,267     4,327    (3,946)   (4,229)
                              --------  --------  --------  --------  --------
Net income (loss)...........  $ (1,926) $  7,262  $ 11,593  $  4,407  $  6,084
                              ========  ========  ========  ========  ========
Net income (loss) per
 share--basic...............  $  (0.79) $   2.99  $   0.45  $   0.08  $   0.09
                              ========  ========  ========  ========  ========
Shares used in per share
 calculation--basic.........     2,449     2,426    25,709    53,478    65,501
                              ========  ========  ========  ========  ========
Net income (loss) per
 share--diluted.............  $  (0.79) $   0.11  $   0.09  $   0.02  $   0.03
                              ========  ========  ========  ========  ========
Shares used in per share
 calculation--diluted.......     2,449    67,139   124,093   208,280   201,866
                              ========  ========  ========  ========  ========
BALANCE SHEET DATA:
Cash and cash equivalents...  $    262  $  2,154  $  4,968  $  6,640  $  9,644
Working capital (deficit)
 (2)........................    (2,702)    3,256    12,025    19,660    13,834
Total assets................    14,047    26,943    39,626    39,410    54,340
Total debt, capital lease
 and pension obligations....    13,879    16,438     6,767     8,931    17,147
Mandatorily redeemable con-
 vertible preferred stock
 (1)........................    27,107    27,107    37,556    37,556    37,556
Accumulated deficit.........   (40,705)  (33,443)  (21,850)  (17,443)  (11,359)
Total stockholders' deficit
 ...........................   (39,151)  (32,823)  (21,022)  (17,129)  (11,956)

--------
(1) Upon the Merger, the amount related to the mandatorily redeemable preferred stock will be included in the stockholders' equity of the Combined Company.
(2) Working capital at March 31, 1998 has been reduced to reflect the reclassification of $9,300,000 of mandatorily redeemable convertible preferred stock as a current liability.

         SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

  The following table sets forth unaudited pro forma combined consolidated financial data for Paradigm and IXYS which gives effect to the Merger, accounted for as a purchase of Paradigm by IXYS for accounting and financial reporting purposes, as if it had been consummated as of January 1, 1997 for the year ended December 31, 1997 income statement data for the three months ended March 31, 1998 income statement data. The balance sheet data assumes the merger was consummated on March 31, 1998. See "The Merger Proposal and the Issuance Proposal--Anticipated Accounting Treatment." The pro forma data is not necessarily indicative of the results that would have been achieved had such transaction been consummated on such dates and should not be construed as representative of future operations. This presentation is subject to the assumptions set forth in the notes to the Unaudited Pro Forma Condensed Combined Financial Information appearing elsewhere in this Joint Proxy Statement/Prospectus. The information presented should be read in conjunction with such pro forma financial information and the notes thereto, and the historical financial statements including the notes thereto, of Paradigm and IXYS, respectively, appearing elsewhere in this Joint Proxy Statement/Prospectus. See "Unaudited Pro Forma Condensed Combined Financial Information," "Paradigm Financial Statements" and "IXYS Financial Statements."

              UNAUDITED SELECTED PRO FORMA COMBINED FINANCIAL DATA
                     (IN THOUSANDS, EXPECT PER SHARE DATA)

PRO FORMA COMBINED STATEMENT OF OPERATIONS DATA:

                                                                 THREE MONTHS
                                                 YEAR ENDED         ENDED
                                              DECEMBER 31, 1997 MARCH 31, 1998
                                              ----------------- --------------
      Sales..................................      $66,437         $17,326
      Operating (loss) income (1)............      $   200         $  (692)
      (Loss) income before taxes.............      $(1,500)        $ 3,360
      Net (loss) income (2)..................      $(5,152)        $ 1,764
      (Loss) income per share basic..........      $ (0.72)        $  0.24
      Shares used in per share calculation--
       basic (3).............................        7,195           7,233
      (Loss) income per share--diluted.......      $ (0.72)        $  0.24
      Shares used in per share calculation--
       diluted...............................        7,195           7,299

PRO FORMA COMBINED BALANCE SHEET DATA:

                                                                  MARCH 31, 1998
                                                                  --------------
      Current assets.............................................    $44,006
      Total assets(4)............................................    $62,197
      Working capital............................................    $22,828
      Current liabilities........................................    $21,178
      Long term liabilities......................................    $12,950
      Stockholders' equity (5)...................................    $28,069

See accompanying notes to unaudited selected pro forma combined financial data.

NOTES TO UNAUDITED SELECTED PRO FORMA COMBINED FINANCIAL DATA:

(1) Operating income for the year ended December 31, 1997 includes $196 of expense related to the amortization of intangible assets recorded in the allocation of the purchase price. The operating loss for the three months ended March 31, 1998 includes $49 of expense related to the amortization of the intangible assets recorded in the allocation of the purchase price. Intangible assets are being amortized over 24 months.
(2) Net (loss) income does not include in-process research and development costs in the amount of $1,108 which will be written off immediately after the transaction is completed.

(3) Shares used in per share calculation reflect 7.1 million shares issued to IXYS stockholders as if they were outstanding from the beginning of the period and Paradigm shares following the Reverse Stock Split.
(4) Total assets include intangible assets of $393 recorded as a result of the allocation of the purchase price.
(5) Stockholders' equity reflects the conversion of IXYS mandatorily redeemable convertible preferred stock into common stock.

COMPARATIVE PER SHARE DATA

  The following table presents selected comparative unaudited per share data for Paradigm Common Stock on an historical and pro forma combined basis and for IXYS Capital Stock on an historical and pro forma equivalent basis giving effect to the Merger on a purchase accounting basis. For a description of the purchase accounting treatment of the Merger and the related effects on the historical financial statements of IXYS, see "The Merger Proposal and the Issuance Proposal--Anticipated Accounting Treatment." The information presented below should be read in conjunction with the historical financial statements and notes thereto of Paradigm and IXYS and the Unaudited Pro Forma Combined Condensed Financial Statements and related notes thereto, in this Joint Proxy Statement/Prospectus. See "IXYS Corporation Financial Statements" and "Unaudited Pro Forma Condensed Combined Financial Statements."

  This information is not necessarily indicative of the results of future operations of the Combined Company or the actual results that would have occurred had the Merger been consummated prior to the periods indicated.

                               AT OR FOR THE YEAR ENDED AT OR FOR THE THREE MONTHS ENDED
                                  DECEMBER 31, 1997              MARCH 31, 1998
                               ------------------------ --------------------------------
      Per Share of Paradigm
       Common Stock:
        Book Value:
          Historical(1).......         $  2.59                       $ 1.17
          Pro forma(2)........         $  3.77                       $ 3.87
        Net income (loss):
          Historical..........         $(11.87)                      $(0.68)
          Pro forma(2)........         $ (0.72)                      $ 0.24
      Per Share of IXYS Capi-
       tal Stock:
        Book Value(3):
          Historical..........         $  0.13                       $ 0.14
          Pro forma equiva-
           lent(4)............         $  0.15                       $ 0.15
        Net income (loss):
          Historical..........         $  0.02                       $ 0.01
          Pro forma equiva-
           lent(4)............         $ (0.03)                      $ 0.01

--------
(1) The Paradigm historical book value is computed by dividing stockholders equity by the number of shares of Paradigm Common Stock outstanding at the end of the period (1,160,100 at December 31, 1997 and 1,779,401 at March 31, 1998, respectively).

(2) Based upon the Assumed Exchange Ratio of 0.038876 of Paradigm Common Stock for each share of IXYS Capital Stock after giving effect to the Reverse Stock Split.
(3) The IXYS historical book value is computed by dividing stockholders' equity by the number of shares of IXYS Common Stock outstanding at the end of the period. For IXYS, all shares of IXYS Preferred Stock are assumed to convert into IXYS Common Stock on a one-for-one basis.

(4) The IXYS pro forma equivalent per share amounts are calculated by multiplying the Paradigm combined pro forma per share amounts by the Assumed Exchange Ratio of 0.038876.

Note: Comparative per share amounts could vary significantly as a result of changes in the Exchange Ratio (see pages 3 through 5 for additional discussion on the alternative ratios).

                                 RISK FACTORS

  This Joint Proxy Statement/Prospectus contains forward-looking statements (including those set forth or referenced in "The Merger Proposal and the Issuance Proposal--Background of the Merger," "--IXYS' Reasons for the Merger," and "--Paradigm's Reasons for the Merger") that involve risks and uncertainties. Paradigm's and IXYS' actual results may differ materially from those anticipated in these forward-looking statements as a result of certain risks and uncertainties, including risks relating to: (a) the integration of Paradigm and IXYS; (b) the business of the Combined Company, including risks relating to the impact of competitive products and pricing, the timely development and market acceptance of new products and upgrades to existing products, availability and cost of products from suppliers, industry wide shifts in supply and demand for semiconductor products, or foreign currency fluctuations, government actions and the overall condition of the semiconductor industry; (c) the risk that the potential benefits of the Merger might not be realized and the possibility that the Merger might adversely affect the Combined Company's relationship with certain its respective customers; and (d) other matters set forth in this section and elsewhere in this Joint Proxy Statement/Prospectus. In addition to the other information in this Joint Proxy Statement/Prospectus, the following factors should be considered carefully (i) by IXYS stockholders in evaluating an investment in the shares of Paradigm Common Stock offered by this Joint Proxy Statement/Prospectus and (ii) by Paradigm stockholders in considering the Issuance Proposal.

RISKS RELATING TO THE MERGER

  Dependence Upon IXYS Business, Operations and Management. This transaction is a "reverse merger acquisition" in which the former stockholders, warrant holders and optionees of IXYS will acquire a majority interest in the Combined Company and will own, or have the right to acquire, approximately 97% of the Combined Company. After the Merger, Paradigm stockholders, warrant holders and optionees will own, or have the right to acquire, approximately 3% of the Combined Company. In addition, following the Merger, the Combined Company's business, operations and management will consist largely of the business, operations and management of IXYS as existing prior to the Merger. Paradigm stockholders should be aware that the Merger represents the investment of substantially all of Paradigm's existing resources into a new and different line of business, and that the Combined Company's future performance will be largely dependent upon (and subject to the risks relating to) IXYS' business, strategy, operations, management and personnel. Although Paradigm and IXYS believe that the Combined Company will be able to realize value from Paradigm's tangible and intangible assets after the Merger, there can be no assurance that the Combined Company will be able to do so. In addition, there can be no assurance that stockholders of Paradigm and IXYS would have achieved greater returns on their investment if Paradigm and IXYS were to remain independent companies.

  Shares Eligible for Future Sale. In excess of 80% of Paradigm's currently outstanding shares (as of June 16, 1998) are freely tradable (subject to volume limitations applicable to affiliates). If the Merger is consummated at an Assumed Exchange Ratio of 0.038876, after giving effect to the Reverse Stock Split, Paradigm will issue to securityholders of IXYS approximately 7,138,459 shares of Paradigm Common Stock. Substantial sales of shares of Paradigm Common Stock could occur after the Merger. Immediately upon consummation of the Merger, all of the shares issuable in the Merger will be freely-tradable (subject to volume limitations and other restrictions of Rules 144 and 145 under the Securities Act for persons who are affiliates of the Combined Company following the Merger or who were affiliates of IXYS prior to the Merger). Based on an Assumed Exchange Ratio of 0.038876, the number of shares subject to IXYS Options and IXYS Warrants outstanding as of June 16, 1998 and Paradigm's intent to file a registration statement with respect to the shares of Paradigm Common Stock underlying IXYS Options prior to the Merger, approximately 961,372 additional shares could be sold upon the exercise of IXYS Options and IXYS Warrants. See "The Merger Proposal and the Issuance Proposal--Interests of Certain Persons" and "--Comparison of Stockholders' Rights." In addition, prior to the consummation of the Merger, Paradigm intends to provide for the acceleration of the vesting schedule for all existing holders of Paradigm stock options. The number of freely tradeable shares of Paradigm Common Stock will therefore increase based on the number of option holders who choose to exercise their options. Future sales of a substantial number of shares of Paradigm Common Stock could adversely affect or cause substantial fluctuations in the market price of Paradigm Common Stock.

  Uncertainty Relating to Integration. The Merger involves the integration of two companies that have previously operated independently. Such integration will require significant effort from each company, including the coordination of their research and development and sales and marketing efforts. There can be no assurance that the Combined Company will integrate the respective operations of Paradigm and IXYS without encountering difficulties or experiencing the loss of IXYS or Paradigm personnel or that the benefits expected from such integration will be realized. The diversion of the attention of management and any difficulties encountered in the transition process (including the interruption of, or a loss of momentum in, IXYS' activities, problems associated with integration of management information and reporting systems, and delays in implementation of consolidation plans) could have an adverse impact on the Combined Company's ability to realize anticipated synergies from the Merger.

  Incurrence of Significant Transaction Charges. Paradigm expects to incur charges to operations currently estimated to be approximately $625,000. IXYS expects to incur costs of approximately $800,000. These costs are to reflect direct transaction costs, primarily for investment banking, legal and accounting fees. This amount is a preliminary estimate and is therefore subject to change. Additional unanticipated expenses may be incurred relating to the integration of the businesses of Paradigm and IXYS. Currently, there are no anticipated material costs in integrating IXYS and Paradigm. Although it is expected that the elimination of duplicative expenses as well as other efficiencies related to the integration of the business of the two companies may offset additional expenses over time, there can be no assurance that such net benefit will be achieved in the near term, or at all. There can be no assurance that combining the business of Paradigm with the businesses of IXYS, even if achieved in an efficient and effective manner, will result in combined results of operations and financial condition superior to what would have been achieved by each company independently.

  Rights of Holders of IXYS Capital Stock Following the Merger. Following the Merger, holders of IXYS Capital Stock outstanding as of the Effective Time will become holders of Paradigm Common Stock. Certain differences exist between the rights of stockholders of IXYS under IXYS' Amended and Restated Certificate of Incorporation and IXYS' Bylaws and the rights of stockholders of Paradigm under Paradigm's Restated Certificate of Incorporation and Paradigm's Bylaws. See "Comparison of Stockholders' Rights."

RISKS RELATING TO THE BUSINESS OF PARADIGM

  Uncertainty of Future Profitability; Need for Additional Funds. Paradigm's recent operations have consumed substantial amounts of cash and have generated net losses. Paradigm believes that it will require additional cash infusions from private placements or other equity financings to meet Paradigm's projected working capital and other cash requirements in 1998. The sale or issuance of additional equity or convertible debt securities could result in additional dilution to Paradigm's stockholders. There can be no assurance that additional financing, if required, will be available when needed or, if available, will be on terms acceptable to Paradigm.

  Continuing Losses and Doubtful Ability to Continue as a Going Concern. As a result of Paradigm's net losses, and Paradigm's dependence on additional financing, Paradigm's independent accountants' report on Paradigm's December 31, 1997 financial statements includes an explanatory paragraph indicating that these matters raise a substantial doubt about Paradigm's ability to continue as a going concern. Paradigm is seeking to raise additional equity. However, there can be no assurance that Paradigm's efforts will be successful.

  Dilution of Common Stock. The issuance of additional shares of Common Stock upon conversion of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock will have a dilutive effect on the Common Stock outstanding prior to such issuances.

  Fluctuations in Quarterly Results. Paradigm has experienced significant quarterly fluctuations in operating results and anticipates that these fluctuations will continue. These fluctuations have been caused by a number of factors, including changes in manufacturing yields by contracted manufacturers, changes in the mix of products sold, the timing of new product introductions by Paradigm or its competitors, cancellation or delays of purchases of Paradigm's products, the gain or loss of significant customers, the cyclical nature of the semiconductor industry and the consequent fluctuations in customer demand for Paradigm's devices and the products into which they are incorporated, and competitive pressures on prices. A decline in demand in the markets served by Paradigm, lack of success in developing new markets or new products, or increased research and development expenses relating to new product introductions could have a material adverse effect on Paradigm. Moreover, because Paradigm sets spending levels in advance of each quarter based, in part, on expectations of product orders and shipments during that quarter, a shortfall in revenue in any particular quarter as compared to Paradigm's plan could have a material adverse effect on Paradigm.

  Declining SRAM Prices. Beginning in late 1995 and continuing into 1996, 1997 and 1998, the market for certain SRAM devices experienced a significant excess supply relative to demand, which resulted in a significant downward trend in prices. The market for Paradigm's products could continue to experience a downward trend in pricing which could adversely affect Paradigm's operating results. Paradigm's ability to maintain or increase revenues in light of the current downward trend in product prices will be highly dependent upon its ability to increase unit sales volumes of existing products and to introduce and sell new products in quantities sufficient to compensate for the anticipated declines in average selling prices of existing products. Declining average selling prices will also adversely affect Paradigm's gross margins unless Paradigm is able to reduce its costs per unit to offset such declines. There can be no assurance that Paradigm will be able to increase unit sales volumes, introduce and sell new products or reduce its costs per unit.

  The semiconductor industry is highly cyclical and has been subject to significant economic downturns at various times, characterized by diminished product demand, production overcapacity and accelerated erosion of average selling prices. During 1996 and throughout 1997, the market for certain SRAM devices experienced an excess supply relative to demand which resulted in a significant downward trend in prices. Paradigm expects to continue to experience a downward trend in pricing which could adversely affect Paradigm's operating margins. The selling prices that Paradigm is able to command for its products are highly dependent on industry-wide production capacity and demand, and as a consequence Paradigm could experience rapid erosion in product pricing which is not within the control of Paradigm and which could adversely effect Paradigm's operating results. Paradigm expects that additional SRAM production capacity will become increasingly available in the foreseeable future, and such additional capacity may adversely affect Paradigm's margins and competitive position. In addition, Paradigm may experience period-to-period fluctuations in operating results because of general semiconductor industry conditions, overall economic conditions, or other factors. Paradigm's business is also subject to the risks associated with the imposition of legislation and regulations relating to the import or export of semiconductor products.

  Risks Relating to Low-Priced Stocks. Prior to August 22, 1997, Paradigm's Common Stock was listed on the Nasdaq National Market (the "NNM"). In order for continued listing on the NNM, however, Paradigm was required to, maintain
(1) $4,000,000 in net tangible assets because it has sustained losses from continuing operations and/or net losses in three of its four most recent fiscal years, (2) a $2,000,000 market value of the public float, (3) $1,000,000 in total capital and surplus, (4) a minimum bid price of $1.00 per share and (5) two market-makers. As of June 30, 1997, Paradigm was not in compliance with items (1) and (4) above.

  On July 15, 1997, the Nasdaq Stock Market ("Nasdaq") staff notified Paradigm of a bid price deficiency and provided a 90-day grace period within which to regain compliance with this requirement. On August 8, 1997, Nasdaq, based on a review of Paradigm's trading history from July 8 to August 8, 1997, indicated that Paradigm had regained compliance with the minimum closing bid price requirement of $1.00. On August 20, 1997, Nasdaq informed Paradigm that due to its failure to comply with the terms of the maintenance qualifications exception granted to Paradigm, Paradigm's Common Stock would be removed from the NNM and listed on the SmallCap Market ("SCM") effective August 22, 1997, pursuant to a waiver to the initial inclusion bid price requirement.

  On August 22, 1997, Paradigm announced that effective on such date Paradigm's Common Stock, formerly listed on the NNM, would be listed on the SCM, pursuant to a waiver to the initial inclusion bid price requirement. Paradigm's continued listing on the SCM is contingent upon Paradigm meeting the maintenance requirements.

  Substantial changes in Nasdaq initial listing and maintenance requirements became effective on February 23, 1998. These changes materially enhance the quantitative threshold criteria necessary to qualify for initial entry and continued listing on Nasdaq. In addition, corporate governance requirements, formerly applicable to the NNM for the first time, have been extended to the SCM. These changes require that companies listed on the SCM maintain (i) $2,000,000 in net tangible assets (total assets less total liabilities and goodwill), a market capitalization of $35,000,000, or $500,000 in net income for two of the last three years, (ii) a $1,000,000 market value for the public float, (iii) two market-makers, and (iv) a minimum bid price of $1.00 per share.

  After the new maintenance requirements became effective, Paradigm was notified that it was not in compliance with the new minimum bid price requirement and that Paradigm would have 90-calendar days, which expired May 28, 1998, in order to regain compliance. Paradigm may regain compliance if its securities trade at or above the minimum bid price requirement for at least ten consecutive trade days. If after 90 days Paradigm has not regained compliance, Nasdaq will issue a delisting letter and Paradigm may request a hearing at that time, which will generally stay delisting until the hearing has been completed. Paradigm stockholders, at a Special Meeting of Stockholders held on May 1, 1998, approved a ten-for-one reverse stock split of Paradigm's Common Stock such that every ten shares were combined into one share of Common Stock, par value $.01 per share. The stock split increased the price per share of Paradigm's Common Stock sufficiently to bring such price over $1.00 per share for a period of more than ten trading days. No assurances can be made that such stock will continue to trade above $1.00 per share or that Paradigm will be in compliance with the Nasdaq listing requirements.

  If Paradigm's securities are delisted from Nasdaq, trading, if any, of Paradigm's securities would thereafter have to be conducted in the non-Nasdaq over-the-counter market. In such event, an investor could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, Paradigm's securities. In addition, if the Common Stock were to become delisted from trading on Nasdaq and the trading price of the Common Stock were to remain below $5.00 per share, trading in Paradigm's Common Stock would also be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions.) The additional burdens imposed upon broker-dealers by such requirements could discourage broker-dealers from effecting transactions in the Common Stock, which could severely limit the market liquidity of the Common Stock and the ability of investors to trade Paradigm's Common Stock. See "--Risks Relating to Low-Priced Stock; Possible Effect of "Penny Stock' Rules on Liquidity for Paradigm's Securities." Paradigm's Common Stock continues to be below the $1.00 minimum bid price requirement. If Paradigm's securities remain below the minimum bid price requirement, it could result in Paradigm's securities being delisted from Nasdaq. There can be no assurances that Paradigm's securities will meet the minimum bid price requirements or any of the other continued listing requirements in the future.

  Risks Relating to Low-Priced Stock; Possible Effect of "Penny Stock" Rules on Liquidity for Paradigm's Securities. If Paradigm's securities were not listed on a national securities exchange nor listed on a qualified automated quotation system, they may become subject to Rule 15g-9 under the Exchange Act, which imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and "accredited investors" (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000 or $300,000 together with their spouse). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, such Rule may affect the ability of broker-dealers to sell Paradigm's securities and may affect the ability of purchasers to sell any of Paradigm's securities in the secondary market.

  The Commission has adopted regulations that define a "penny stock" to be any equity security that has a market price (as therein defined) of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the Commission relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

  The foregoing required penny stock restrictions will not apply to Paradigm's securities if Paradigm meets certain minimum net tangible assets or average revenue criteria. If applicable, there can be no assurance that Paradigm's securities will qualify for exemption from the penny stock restrictions. In any event, even if Paradigm's securities were exempt from such restrictions, Paradigm would remain subject to Section 15(b)(6) of the Exchange Act, which gives the Commission the authority to restrict any person from participating in a distribution of penny stock, if the Commission finds that such a restriction would be in the public interest.

  If Paradigm's securities were subject to the rules on penny stocks, the market liquidity for Paradigm's securities could be materially adversely affected.

  Dependence on New Products and Technologies. The market for Paradigm's products is characterized by rapidly changing technology, short product life cycles, cyclical oversupply and rapid price erosion. Average selling prices for many of Paradigm's products have generally decreased over the products' life cycles in the past and are expected to decrease in the future. Accordingly, Paradigm's future success will depend, in part, on its ability to develop and introduce on a timely basis new products and enhanced versions of its existing products which incorporate advanced features and command higher prices. The success of new product introductions and enhancements to existing products depends on several factors, including Paradigm's ability to develop and implement new product designs, achievement of acceptable production yields and market acceptance of customers' end products. In the past, Paradigm has experienced delays in the development of certain new and enhanced products. Based upon the increasing complexity of both modified versions of existing products and planned new products, such delays could occur again in the future. Further, the cost of development can be significant and is difficult to forecast. In addition, there can be no assurance that any new or enhanced products will achieve or maintain market acceptance. If Paradigm is unable to design, develop and introduce competitive products or to develop new or modified designs on a timely basis, Paradigm's operating results will be materially adversely affected.

  Dependence on Foundries and Other Third Parties. Paradigm is in the process of seeking wafer supply from other offshore foundries, and anticipates that it will conduct business with other foundries by delivering written purchase orders specifying the particular product ordered, quantity, price, delivery date and shipping terms and, therefore, such foundries will not be obligated to supply products to Paradigm for any specific period, in any specific quantity or at any specified price, except as may be provided in a particular purchase order. Reliance on outside foundries involves several risks, including constraints or delays in timely delivery of Paradigm's products, reduced control over delivery schedules, quality assurance, potential costs and loss of production due to seismic activity, weather conditions and other factors. To the extent a foundry terminates its relationship with Paradigm, or should Paradigm's supply from a foundry be interrupted or terminated for any other reason, Paradigm may not have a sufficient amount of time to replace the supply of products manufactured by the foundry. Should Paradigm be unable to obtain a sufficient supply of products to enable it to meet demand, it could be required to allocate available supply of its products among its customers. Until recently, there has been a worldwide shortage of advanced process technology foundry capacity and there can be no assurance that Paradigm will obtain sufficient foundry capacity to meet customer demand in the future, particularly if that demand should increase. Paradigm is continuously evaluating potential new sources of supply. However, the qualification process and the production ramp-up for additional foundries could take longer than anticipated, and there can be no assurance that such sources will be able or willing to satisfy Paradigm's requirements on a timely basis or at acceptable quality or per unit prices.

  Constraints or delays in the supply of Paradigm's products, whether because of capacity constraints, unexpected disruptions at the current or future foundries or assembly houses, delays in obtaining additional production at the existing foundry or in obtaining production from new foundries, shortages of raw materials or other reasons, could result in the loss of customers and other material adverse effects on Paradigm's operating results, including effects that may result should Paradigm be forced to purchase products from higher cost foundries or pay expediting charges to obtain additional supply.

  Litigation. On August 12, 1996, a securities class action lawsuit was filed in Santa Clara County Superior Court against Paradigm and Michael Gulett, Robert McClelland, Richard A. Veldhouse and Chiang Lam (the "Paradigm Defendants") and PaineWebber, Inc. The class alleged by plaintiffs consisted of purchasers of Paradigm Common Stock from November 20, 1995 to March 22, 1996, inclusive (the "Class Period"). The complaint alleges negligent misrepresentation, fraud and deceit, breach of fiduciary duty and violations of certain provisions of the California Corporate Securities Law and Civil Code. The plaintiffs seek an unspecified amount of compensatory and punitive damages. Plaintiffs allege, among other things, that the Paradigm Defendants wrongfully represented that Paradigm would have protection against adverse market conditions in the semiconductor market based on Paradigm's focus on high speed, high performance semiconductor products. Plaintiffs allege that the Paradigm Defendants made these alleged misrepresentations to enable: (i) insiders to sell their shares at a profit, (ii) Paradigm's stock price to be positioned for a secondary offering of 243,250 shares of stock (which was later withdrawn) and (iii) Paradigm to acquire NewLogic (which acquisition was later accomplished in exchange for 31,439 shares of Paradigm's Common Stock and cash). Plaintiffs allege defendants McClelland, McDonald and Veldhouse respectively acquired 55, 54 and 63 shares of the Company's stock on January 2, 1996 at a price of $114.80 per share and sold all of the stock on the same day at a price of $135.00 per share. Plaintiffs further allege (i) defendant McClelland sold 700 shares of Paradigm's stock on or about February 22, 1996 at a price of $145.00 per share, (ii) defendant Lam sold 313 shares of Paradigm's stock on or about February 23, 1996 at a price of $150.00 per share, which Shares were acquired by exercise of options on January 2, 1996 at a price of $5.00 per share and (iii) defendant McClelland sold 100 shares of the Company's stock on February 26, 1996 at a price of $165.00. The Paradigm Defendants intend to vigorously defend the action. On September 30, 1996, the Paradigm Defendants filed a demurrer seeking to have plaintiffs' entire complaint dismissed with prejudice. On December 12, 1996, the Court sustained the demurrer as to all of the causes of action against Michael Gulett and as to all causes of actions, except for violation of certain provisions of the California Corporate Securities Law, against the remaining Paradigm Defendants. The Court, however, granted plaintiffs leave to amend the complaint to attempt to cure the defects which caused the Court to sustain the demurrer. Plaintiffs failed to amend within the allotted time. On January 8, 1997, the Paradigm Defendants filed an answer to the complaint denying any liability for the acts and damages alleged by the plaintiffs. Plaintiffs have since served the Paradigm Defendants with discovery requests for production of documents and interrogatories, to which the Paradigm Defendants have responded. Plaintiffs have also subpoenaed documents from various third parties. The Paradigm Defendants have served the plaintiffs with an initial set of discovery requests, to which plaintiffs have responded. The Paradigm Defendants also took the depositions of the named plaintiffs on April 9, 1997. On January 15, 1997, plaintiffs filed a motion to certify the matter as a class action. Plaintiffs sought by their motion to certify a nationwide class of those who purchased Paradigm's stock during the Class Period. After several hearings and continuances, on February 9, 1998 the Court certified a class consisting only of California purchasers of Paradigm's stock during the Class Period. On April 9, 1998, the Court granted Plaintiffs' motion to amend their complaint to incorporate factual allegations derived from the May 19, 1997 action described below. The Paradigm Defendants' have filed a demurrer in response to the amended complaint, which is set for hearing on August 6, 1998. There can be no assurance that Paradigm will be successful in the defense of this action. If unsuccessful in the defense of any such claim, Paradigm's business, operating results and cash flows could be materially adversely affected.

  On February 21, 1997, an additional purported class action lawsuit was filed in Santa Clara County Superior Court against Paradigm and Michael Gulett, Robert McClelland, Richard A. Veldhouse, Chiang Lam, PaineWebber, Inc. and Smith Barney (the "Paradigm Defendants"), with causes of action and factual allegations essentially identical to those of the August 12, 1996 class action lawsuit. Prior to the hearing on the Paradigm

Defendants' demurrer to the initial complaint, plaintiff amended his complaint to incorporate factual allegations derived from the May 19, 1997 lawsuit described below. The Paradigm Defendants filed a demurrer to the amended complaint, which was heard on September 9, 1997. On September 10, 1997, the Court issued an order sustaining the Paradigm Defendants' demurrer as to all causes of action without leave to amend. A judgment in favor of the Paradigm Defendants dismissing the entire complaint was entered by the Court on September 23, 1997. Plaintiff has appealed the decision and filed a brief in support of his appeal. The Paradigm Defendants' responsive brief was filed March 30, 1998. There can be no assurances that Paradigm will be successful in defeating the appeal. If unsuccessful in defeating the appeal, Paradigm's business, operating results and cash flows could be materially adversely affected.

  On May 19, 1997, three former employees of Paradigm, Thomas Campbell, James Zulliger and Mark Wagenhals, filed an action in Santa Clara County Superior Court. The complaint names as defendants Paradigm, Michael Gulett, Richard Veldhouse, Dennis McDonald and Chiang Lam. Plaintiffs filed with the complaint a notice that they consider their case related legally and factually to the August 12, 1996 class action lawsuit described above. The complaint alleges fraud, breach of fiduciary duty and violations of certain provisions of the California Corporate Securities Law and Civil Code. Plaintiffs allege that they purchased Paradigm's stock at allegedly inflated prices and were damaged thereby. The plaintiffs sought an unspecified amount of compensatory, rescissory and/or punitive damages. Defendants responded to the complaint on September 12, 1997 by filing a demurrer as to all causes of action. Prior to the hearing on the demurrer, Plaintiffs amended their complaint to identify two allegedly fraudulent sale transactions. In particular, Plaintiffs allege that Paradigm reported a sale of $1,650,000 worth of products to NexGen, Inc., one of Paradigm's customers, that was not a legitimate sale. Plaintiffs allege that the order was sent to the shipping floor during the evening shift on December 31, 1995, to be out before midnight, was included in year-end sales and was returned, apparently untouched, in April 1996. In addition, plaintiffs allege that on March 31, 1996, Paradigm shipped $1,440,080 worth of products to Arco, one of Paradigm's distributors, that was not a legitimate order. Plaintiffs allege this shipment was later returned untouched for full credit. Defendants filed a demurrer as to all causes of action in the amended complaint, which was heard on April 2, 1998. That same day, the Court issued its order sustaining the demurrer on multiple grounds, but granted Plaintiffs leave to amend the complaint by May 15, 1998. Defendants' filed a demurrer in response to the second amended complaint, which is set for hearing on September 3, 1998. Plaintiffs have served Paradigm and two of the individual defendants with requests for production of documents, to which Paradigm and the individual defendants have responded. Plaintiffs also took the deposition of a third party on April 23, 1998. Paradigm has served plaintiff with form interrogatories, to which they have responded. Paradigm also took the Plaintiffs' depositions on April 20-22, 1998. The deposition of one of the plaintiffs is continuing. There can be no assurance that Paradigm will be successful in defense of this action. If unsuccessful in the defense of any such claim, Paradigm's business, operating results and cash flows could be materially adversely affected.

  On May 19, 1998, an additional securities class action lawsuit was filed in the United States District Court for the Northern District of California against Paradigm and Michael Gulett, Robert McClelland, Richard A. Veldhouse and Chiang Lam. The complaint alleges violations of section 10(b) of the Exchange Act, Securities and Exchange Commission Rule 10b-5 and section 20(a) of the Exchange Act. Plaintiff alleges the same class and the same substantive factual allegations that are contained in the August 12, 1996 action as amended. Plaintiffs seek an unspecified amount of compensatory and punitive damages. The Paradigm Defendants intend to vigorously defend the action. Defendants' response to the complaint is due to be filed on July 27, 1998. There can be no assurances that Paradigm will be successful in the defense of this action. If unsuccessful in the defense of any such claim, Paradigm's business, operating results and cash flows could be materially adversely affected.

  Paradigm is involved in various other litigation and potential claims. Due to the inherent uncertainty of litigation, management is not able to reasonably estimate losses that may be incurred in relation to this litigation. However, based on the facts presently known, management believes that the resolution of these matters will not have a material adverse impact on the results of operations or the financial position of Paradigm.

  Product and Customer Concentration; Dependence on Telecommunications and Computer Industries. Currently, substantially all of Paradigm's sales are derived from the sale of SRAM products. Substantially all of Paradigm's products are incorporated into telecommunications and computer-related products. The telecommunications and computer industries have recently experienced strong unit sales growth, which has increased demand for integrated circuits, including the memory products offered by Paradigm. However, industries have from time to time experienced cyclical, depressed business conditions. Such industry downturns have historically resulted in reduced product demand and declining average selling prices. Paradigm's business and operating results could be materially and adversely affected by a downturn in the telecommunications or computer industries in the future.

  Competition. The semiconductor industry is intensely competitive and is characterized by rapidly changing technology, short product life cycles, cyclical oversupply and rapid price erosion. Paradigm competes with large domestic and international semiconductor companies, most of which have substantially greater financial, technical, marketing, distribution and other resources than Paradigm. Paradigm's principal competitors in the high performance SRAM market include Motorola and Micron Technology. Other competitors in the SRAM market include Alliance Semiconductor, Cypress Semiconductor, Integrated Device Technology, Integrated Silicon Solution, Samsung and numerous other large and emerging semiconductor companies. In addition, other manufacturers can be expected to enter the high speed, high density SRAM market.

  The ability of Paradigm to compete successfully depends on many elements outside its control, including the rate at which customers incorporate Paradigm's products into their systems, the success of such customers in selling those systems, Paradigm's protection of its intellectual property, the number, nature and success of its competitors and their product introductions, and general market and economic conditions. In addition, Paradigm's success will depend in large part on its ability to develop, introduce and manufacture in a timely manner products that compete effectively on the basis of product features (including speed, density, die size and packaging), availability, quality, reliability and price, together with other factors including the availability of sufficient manufacturing capacity and the adequacy of production yields. There is no assurance that Paradigm will be able to compete successfully in the future.

  Strategic Relationships; Potential Competition. Paradigm, pursuant to certain licenses of its technology, has entered into strategic relationships with NKK. Paradigm has had a long-standing business relationship with NKK which began in October 1992. Paradigm, NKK and affiliates of NKK entered into several equity and debt transactions which provided start-up and development funding to Paradigm. Given the long-standing relationship, Paradigm and NKK entered into three technology license and development agreements which provide for NKK to supply Paradigm a specified number of 1M SRAMs for three years. These agreements provided funding to Paradigm.

  Paradigm's business relationship with Atmel began in April 1995 when pursuant to certain agreements, Atmel purchased a substantial number of shares of Paradigm's capital stock from Paradigm, certain stockholders of Paradigm who had been unsecured creditors of Paradigm as of the reorganization and from Paradigm's equipment lessors. Atmel also acquired certain warrants to purchase shares of Paradigm's Common Stock. In 1995, Paradigm and Atmel entered into a five-year License and Manufacturing Agreement pursuant to which Atmel would provide the capacity to manufacture wafers at its wafer manufacturing facility. Paradigm entered into such agreement with Atmel because Atmel provided Paradigm with significant wafer manufacturing capacity when such capacity was in short supply.

  Paradigm previously licensed the design and process technology for substantially all of its products at such time, including certain of its 256K, 1M and 4M products, to NKK as a source of revenue. Paradigm has not licensed any of its current products to NKK. In the future, Paradigm may compete with NKK with respect to all of such products in certain Pacific Rim countries, North America and Europe and, as to certain of its 256K and 1M products, in the rest of the world. In 1995, NKK commenced production of products using Paradigm's design and process technologies, and therefore may become a more significant competitor of Paradigm. Any such competition with NKK could adversely affect Paradigm. Paradigm has also licensed to Atmel the right to produce certain of its SRAM products which provided significant wafer manufacturing capacity. As a result, Paradigm is likely to compete with Atmel with respect to such products. Because Atmel has greater resources than Paradigm and has foundry capacity, any such competition could adversely affect Paradigm. To the extent that Paradigm enters into similar arrangements with other companies, it may compete with such companies as well.

  Dependence on Patents, Licenses and Intellectual Property; Potential Litigation. Paradigm intends to continue to pursue patent, trade secret, and mask work protection for its semiconductor process technologies and designs. To that end, Paradigm has obtained certain patents and patent licenses and intends to continue to seek patents on its inventions and manufacturing processes, as appropriate. The process of seeking patent protection can be long and expensive, and there is no assurance that patents will be issued from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to Paradigm. In particular, there can be no assurance that any patents held by Paradigm will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantage to Paradigm. Paradigm also relies on trade secret protection for its technology, in part through confidentiality agreements with its employees, consultants and third parties. There can be no assurance that these agreements will not be breached, that Paradigm will have adequate remedies for any breach, or that Paradigm's trade secrets will not otherwise become known to or independently developed by others. In addition, the laws of certain territories in which Paradigm's products are or may be developed, manufactured or sold may not protect Paradigm's products and intellectual property rights to the same extent as the laws of the United States.

  There has been substantial litigation regarding patent and other intellectual property rights in the semiconductor industry. In the future, litigation may be necessary to enforce patents issued to Paradigm, to protect trade secrets or know-how owned by Paradigm, or to defend Paradigm against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Paradigm has from time to time received, and may in the future receive, communications alleging possible infringement of patents or other intellectual property rights of others. Any such litigation could result in substantial cost to and diversion of effort by Paradigm, which could have a material adverse effect on Paradigm. Further, adverse determinations in such litigation could result in Paradigm's loss of proprietary rights, subject Paradigm to significant liabilities to third parties, require Paradigm to seek licenses from third parties or prevent Paradigm from manufacturing or selling its products, any of which could have a material adverse effect on Paradigm.

  International Operations; Currency Fluctuations. A significant portion of Paradigm's sales are attributable to sales outside the United States, primarily in Asia and Europe. In fiscal 1997, Asia and Europe accounted for approximately 7% and 5%, respectively, of Paradigm's revenues. Paradigm expects that international sales will continue to represent a significant portion of its sales. Paradigm currently conducts business in Singapore, Japan, Taiwan, Hong Kong, United Kingdom, Belgium, Sweden, France, Germany and Israel. In addition, Paradigm expects that a significant portion of its products will be manufactured by independent third parties in Asia. Therefore, Paradigm is subject to the risks of conducting business internationally, and both manufacturing and sales of Paradigm's products may be adversely affected by political and economic conditions abroad. Protectionist trade legislation in either the United States or foreign countries, such as a change in the current tariff structures, export compliance laws or other trade policies, could adversely affect Paradigm's ability to have products manufactured or sell products in foreign markets. Paradigm cannot predict whether quotas, duties, taxes or other charges or restrictions will be imposed by the United States, Hong Kong, Japan, Taiwan or other countries upon the importation or exportation of Paradigm's products in the future, or what effect any such actions would have on its relationship with NKK or other manufacturing sources, or its general business, financial condition and results of operations. In addition, there can be no assurance that Paradigm will not be adversely affected by currency fluctuations in the future. The prices for Paradigm's products are denominated in U.S. dollars and all of Paradigm's business transactions are in U.S. dollars. Accordingly, any increase in the value of the dollar as compared to currencies in Paradigm's principal overseas markets would increase the foreign currency-denominated sales prices of Paradigm's products, which may negatively affect Paradigm's sales in those markets. Paradigm has not entered into any agreements or instruments to hedge the risk of foreign currency fluctuations. Currency fluctuations in the future may also increase the manufacturing costs of Paradigm's products. Although Paradigm has not to date experienced any material adverse effect on its operations as a result of such international risks, there can be no assurance that such factors will not adversely impact Paradigm's general business, financial condition and results of operations.

  Employees. Paradigm's future success will be heavily dependent upon its ability to attract and retain qualified technical, managerial, marketing and financial personnel. Paradigm has experienced a high degree of turnover in personnel, including at the senior and middle management levels. The competition for such personnel is intense and includes companies with substantially greater financial and other resources to offer such personnel. Recently, Paradigm has had to significantly reduce its work staff. There can be no assurance that Paradigm will be able to attract and retain the necessary personnel, and any failure to do so could have a material adverse effect on Paradigm.

  Potential Volatility of Stock Price. The trading price of Paradigm's Common Stock is subject to wide fluctuations in response to variations in operating results of Paradigm and other semiconductor companies, actual or anticipated announcements of technical innovations or new products by Paradigm or its competitors, general conditions in the semiconductor industry and the worldwide economy, and other events or factors. Paradigm's stock traded from a high of $372.50 in August 1995 to a low of $0.563 in June 1998 (after giving effect to the ten-for-one reverse stock split). In addition, the stock market has in the past experienced extreme price and volume fluctuations, particularly affecting the market prices for many high technology companies, and these fluctuations have often been unrelated to the operating performance of the specific companies. These market fluctuations may adversely affect the market price of the Paradigm Common Stock.

  Antitakeover Effect of Certain Charter Provisions. Certain provisions of Paradigm's Certificate of Incorporation and Bylaws and of Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control of Paradigm. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of the Common Stock. Such provisions may also inhibit fluctuations in the market price of the Common Stock that could result from take-over attempts. In addition, the Board of Directors, without further stockholder approval, may issue Preferred Stock that could have the effect of delaying or preventing a change in control of Paradigm. The issuance of Preferred Stock could also adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others.

  Year 2000. The Year 2000 issue arises because most computer hardware and software was developed without considering the impact of the upcoming change in the century. The hardware and software were originally designed to accept two-digit entries rather than four-digit entries in the date code field. As a result, certain computer systems and software packages will not be able to correctly interpret dates beyond December 31, 1999 and thus, will interpret dates beginning January 1, 2000 to represent January 1, 1900. This could potentially result in computer failure or miscalculations, causing operating disruptions, including among other things, a temporary inability to process transactions, send invoices or engage in other ordinary activities.

  Paradigm has evaluated all of its computer software and database software to identify modifications, if any, that may be required to address Year 2000 issues. Paradigm does not believe there is significant risk associated with the Year 2000 problem. Paradigm primarily uses third-party software programs written and updated by outside firms. Paradigm intends to test all of its software programs during 1998 to ensure that each will work in conjunction with the other after December 31, 1999. If unforeseeable problems arise during the testing phase, Paradigm intends to have them corrected prior to the end of the 1998 calendar year. Paradigm does not expect the financial cost associated with any required modifications to have a material adverse impact on Paradigm's results, operations or financial condition. Paradigm also relies on third parties to ship its products. Paradigm is currently investigating whether such third parties are Year 2000 compliant. Paradigm does not expect that failure on the part of any third party to be Year 2000 compliant will have a material adverse impact on its business, results of operations or financial condition.

RISKS RELATING TO THE BUSINESS OF IXYS

  Please see page 123 for a glossary that defines certain technical terms used throughout the descriptions of IXYS' risk factors and business.

  Factors Affecting Operating Results. IXYS' quarterly and annual operating results are affected by a wide variety of factors that could materially adversely affect revenues and profitability, including IXYS' ability to introduce new products and technologies on a timely basis; the level of orders received which can be shipped in a quarter; availability of foundry capacity and raw materials; the timing of investments in research and development, including tooling expenses associated with product development and pre-production; competitive pressures on selling prices; the timing and cancellation of customer orders; the timing and provision of pricing projections and returns from certain distributors; fluctuations in yields; changes in product mix; introduction of products and technologies by IXYS' competitors; foreign currency fluctuations; cyclicality of the semiconductor industry; seasonality; and whether IXYS' customers buy from a distributor or directly from IXYS. IXYS markets its products to various industries including the computers and peripherals, industrial machinery and equipment, telecommunications, transportation, medical and other industries. A downturn in any of IXYS' markets could materially adversely affect IXYS' business, financial condition and results of operations. Sudden shortages of raw materials or production capacity constraints can lead producers to allocate available supplies or capacity to customers with resources greater than those of IXYS, which could interrupt IXYS' ability to meet its production obligations. Historically, average selling prices in the integrated circuits ("IC") and power semiconductor industries have decreased over the life of a product, and as a result, the average selling prices of IXYS' products may be subject to significant pricing pressures in the future.

  Customer orders typically can be canceled or rescheduled without significant penalty to the customer. As a result, backlog may not be indicative of sales for any future period. IXYS typically plans its production and inventory levels based on forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. Because IXYS is continuing to increase its operating expenses for personnel and new product development and for inventory in anticipation of increasing sales levels, operating results would be adversely affected if increased sales are not achieved. In addition, a large part of IXYS' expenses are fixed and difficult to reduce in response to any revenue shortfalls. From time to time, in response to anticipated long lead times to obtain inventory and materials from its foundries, IXYS may order in advance of anticipated customer demand, which might result in excess inventory levels if expected orders fail to materialize or other factors render the customer's product less marketable.

  As a result of the foregoing or other factors, IXYS may experience material fluctuations in future operating results on a quarterly or annual basis which could materially and adversely affect its business, financial condition and results of operations. Due to the foregoing factors, it is likely that in some period, IXYS' revenues or operating results will be below the expectations of public market analysts and investors. In such event, the price of the IXYS Common Stock would likely be materially adversely affected.

  Manufacturing. IXYS manufactures its products in manufacturing facilities which are owned and operated by IXYS and by utilizing outside wafer foundries and independent subcontract assembly facilities. The fabrication of discrete and integrated circuits is a highly complex and precise process. Minute levels of contaminants in the manufacturing environment, difficulties in the fabrication process, defects in the masks used to print circuits on a wafer, manufacturing equipment failure, wafer breakage or other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be nonfunctional. In the event that IXYS increases its manufacturing output, there can be no assurance that IXYS will not experience a decrease in manufacturing yields. Moreover, there can be no assurance that IXYS in general will be able to maintain acceptable manufacturing yields in the future. To the extent IXYS does not achieve acceptable manufacturing yields or experiences product shipment delays, its business, financial condition and results of operations would be materially and adversely affected. To achieve adequate production yields, IXYS may need to expand its existing facilities. There can be no assurance that IXYS will be able to cost-effectively expand its existing facilities in a timely manner, if at all, or achieve adequate production yields from such expanded facilities. If IXYS fails to cost-effectively expand its existing facility in a timely manner, its business, financial condition and results of operations may be adversely affected. See "IXYS Business-- Manufacturing."

  Dependence on Third Parties for Wafer Fabrication and Assembly. Forty-four percent (44%) of the revenue in fiscal year 1998 came from wafers acquired from outside foundries. Dependency on outside foundries is expected to grow. IXYS has arrangements with five wafer foundries, of which two foundries provide 99% of the wafers provided to IXYS by outside foundries. IXYS has a supply agreement with one of these foundries, Samsung Electronics Co. ("Samsung"). There can be no assurance that this agreement will be extended beyond its current terms. IXYS expects that it will continue to rely significantly on outside foundries in the future. There are significant risks associated with IXYS' reliance on outside foundries, including the lack of assured supply of an adequate quantity of semiconductor devices, control over delivery schedules and limited control over quality assurance, manufacturing yields and production costs. IXYS' foundries may from time to time experience lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and the installation and start-up of new process technologies. There can be no assurance that IXYS' foundries will not experience lower than expected manufacturing yields in the future which could materially and adversely affect IXYS' business, financial condition and results of operations.

  The ability of each foundry to provide semiconductor devices to IXYS is limited by the foundry's available capacity. Therefore, IXYS' foundry suppliers could choose to prioritize capacity for other customers or uses or reduce or eliminate deliveries to IXYS on short notice. Accordingly, there is no assurance that IXYS' foundries will allocate sufficient capacity to satisfy IXYS' requirements. In addition, IXYS has been, and expects in the future to be, particularly dependent upon a limited number of foundries for its power MOSFET requirements. To address foundry capacity constraints, other semiconductor suppliers that rely on third-party foundries have utilized various arrangements, including equity investments in or loans to independent wafer manufacturers in exchange for guaranteed production capacity, joint ventures to own and operate foundries or take or pay contracts that commit a company to purchase specified quantities of wafers over extended periods. While IXYS is not currently a party to any such arrangements, it may be required to enter into such arrangements in the future, and there can be no assurance that it will be successful in this regard. Any such arrangements could require IXYS to commit substantial capital and grant licenses to its technology. The need to commit substantial capital may require IXYS to obtain additional debt or equity financing, which could result in dilution to IXYS' stockholders. There can be no assurance that such additional financing, if required, will be available when needed or, if available, will be obtained on terms acceptable to IXYS.

  There can be no assurance that material disruptions in supply will not occur in the future. In such event, IXYS may have to identify and secure additional foundry capacity and may be unable to identify or secure additional foundry capacity from another manufacturer, particularly at the levels that IXYS currently anticipates such foundries to provide. Even if such capacity is available from another manufacturer, the qualification process could take six months or longer. If IXYS were unable to qualify alternative manufacturing sources for existing or new products in a timely manner or if such sources were unable to produce semiconductor devices with acceptable manufacturing yields and at acceptable prices, IXYS' business, financial condition and results of operations would be materially and adversely affected.

  IXYS relies on independent subcontract assembly facilities for its discrete and IC product requirements. IXYS' reliance on independent assemblers may subject IXYS to supply constraints and longer manufacturing cycle times, which could delay deliveries of IXYS' products to its customers. IXYS has from time to time experienced competition from other manufacturers seeking assembly of circuits by independent contractors, which could further constrain supply. Such constraints or delays might result in the loss of customers, limitations or reductions in IXYS' revenues or other material adverse effects on IXYS' business, financial condition or results of operations. Although IXYS currently believes that alternative assembly sources could be obtained, there can be no assurance that such alternative sources could be quickly obtained or obtained at acceptable prices. Failure to obtain such alternative assembly sources in a timely manner, or at all, would have a material adverse effect on IXYS' business, financial condition and results of operations. IXYS' reliance on independent assemblers involves a number of other risks, including reduced control over quality assurance and costs. The inability of such third parties to deliver products of acceptable quality and at an acceptable cost could have a material adverse effect on IXYS' business, financial condition and results of operations. See "IXYS Business--Manufacturing."

  Dependence on Suppliers. IXYS purchases silicon wafers from Sumitomo Sitix Silicon, Inc., Epitech and Wacker AG, with whom IXYS does not have long term supply agreements. Any of these suppliers could eliminate or terminate IXYS' supply of wafers at any time. IXYS' reliance on a limited number of suppliers involves several risks, including potential inability to obtain an adequate supply of silicon wafers and reduced control over the price, timely delivery, reliability and quality of the silicon wafers. There can be no assurance that problems will not occur in the future with suppliers.

  The silicon wafers used as starting material for power semiconductors are different from the type of silicon wafers used for ICs. Power semiconductors require silicon wafers with thicker layers for higher voltage blocking capability. In addition, the IC industry has been moving toward the use of 8" and larger diameter wafers, which require large capital equipment expenditures from silicon wafer suppliers and IC manufacturers. Currently, the power semiconductor industry generally uses 4" and 5" wafers, although IXYS anticipates that the power semiconductor industry will move toward 6" wafers for at least some applications. To the extent the power semiconductor industry moves toward the use of larger wafer sizes, IXYS or its suppliers will be required to invest in the processing equipment necessary for these larger diameter wafers. Power semiconductor manufacturers currently rely on the availability of smaller diameter silicon wafers for their needs, and there is a risk that silicon wafer suppliers will move to larger diameter wafers to cater to the IC industry, thus limiting the supply of the more economical 4" and 5" wafers and forcing IXYS to make the large capital expenditures necessary for processing the larger diameter wafers. The unavailability of 4" and 5" silicon wafers in sufficient quantities to meet IXYS' manufacturing needs, or an increase in the price of such wafers as a result of shortages in their supply, would have a material adverse effect on IXYS' business, financial condition and results of operations.

  Because of IXYS' limited inventory of raw materials and tight manufacturing cycles, unanticipated interruptions of supply, which have occurred periodically in the past, could have a material adverse effect on IXYS' business, financial condition and results of operations.

  Competition. The power semiconductor industry is intensely competitive and is characterized by price competition, technological change, limited fabrication capacity, international competition and manufacturing yield problems. The ability of IXYS to compete successfully in this evolving industry depends on factors both within and outside its control, including success in designing and subcontracting the manufacture of new products that implement new technologies, protection of Company products by effective utilization of intellectual property laws, product quality, reliability, price, efficiency of production, the pace at which customers incorporate IXYS' power semiconductors into their products, success of competitors' products and general economic conditions.

  IXYS encounters differing degrees of competition for its various products, depending upon the type of product and the particular market served. Many of IXYS' competitors are larger companies with greater financial, technical and marketing resources than IXYS. The competitive factors in the market for IXYS' products include overall functional performance of the products, quality, price, reliability, breadth and availability of products, delivery time to the customer and service. IXYS' primary competitors include Advanced Power Technology, Fuji, International Rectifier, Harris Corporation, Motorola, Inc., Powerex, Inc., SGS-Thomson Microelectronics, Siemens AG and Toshiba Corporation. Certain of these competitors may benefit from established customer relationships that provide them with a competitive advantage. New entrants could also attempt to obtain a share of the market for IXYS' current and future products. There can be no assurance that IXYS will continue to be able to compete successfully against current or new competitors or new technologies in the future. See "IXYS Business--Competition."

  Management of International Operations; Fluctuation in Exchange Ratios. IXYS operates a manufacturing facility in Lampertheim, Germany, relies on foundry and assembly facilities in Asia and Europe and conducts a substantial portion of its operations outside the United States. In fiscal 1996, 1997 and 1998, foreign sales accounted for approximately 66%, 62% and 63%, respectively, of IXYS' total revenues. IXYS anticipates that foreign sales will continue to account for a significant percentage of its revenues. A significant portion of IXYS' total revenues will therefore be subject to risks associated with foreign operations, including unexpected changes in, and the burden of complying with, a wide variety of legal and regulatory requirements and policy changes, changes in tariffs, exchange rates and other barriers, political and economic instability, difficulties in accounts receivable collection, difficulties in managing distributors or representatives, difficulties in staffing and managing foreign operations, difficulties in protecting IXYS' intellectual property overseas, seasonality of sales and potentially adverse tax consequences. IXYS is also subject to risks associated with regulations relating to the import and export of high technology products. IXYS cannot predict whether quotas, duties, taxes or other charges or restrictions upon the importation or exportation of IXYS' products in the future will be implemented by the United States or any other country. IXYS' sales of products manufactured in, and salaries of its personnel at, its Lampertheim facility are denominated in German marks. Fluctuations in the German mark against the United States dollar have had, and could in the future have, a significant impact on the Company's balance sheet and results of operations. The Company's net income has in the past and could in the future vary significantly depending on fluctuations in the German mark against the United States dollar. IXYS currently does not enter into foreign currency hedging transactions. Fluctuations in currency exchange rates has caused, and could in the future cause, IXYS' products to become relatively more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. To the extent that IXYS expands its international operations or changes its pricing practices to denominate prices in other foreign currencies, IXYS will be exposed to even greater risks of currency fluctuations. There can be no assurance that any of these factors will not have a material adverse effect on IXYS' business, financial condition and results of operations. See "IXYS Management's Discussion and Analysis of Financial Condition and Results of Operations" and "IXYS Business-- Environmental Matters."

  Management of Growth. To effectively manage its future growth, if any, IXYS will need to implement a variety of new or expanded business and financial systems, procedures and controls, including the improvement of its accounting, manufacturing and other internal management systems. Currently, IXYS is in the process of implementing a new comprehensive management information system addressing all operational functions, including, sales, inventory, and engineering functions. There can be no assurance that the implementation of such systems, procedures and controls can be completed successfully, or without disruption of IXYS' operations. Expansion of IXYS could significantly strain IXYS' management, financial and other resources. In particular, if IXYS seeks to increase its manufacturing capacity, it may be necessary for IXYS to efficiently allocate any increased capacity among its products and to react to changing market conditions, and the failure to do so would have a material adverse effect on IXYS' business, financial condition and results of operations. See "IXYS Business--Manufacturing."

  In addition, IXYS has hired and will be required to hire in the future substantial numbers of new employees, particularly additional management personnel. The market for such personnel has become increasingly competitive, and the inability of IXYS to recruit, train and retain adequate numbers of qualified personnel would adversely affect IXYS' ability to manufacture and sell its products.

  As IXYS may be required to design and manufacture its products in larger volumes, it may become more difficult for IXYS to maintain its standards of quality and reliability, and delivery times for its products may grow longer. Further, if IXYS is unable to expand its manufacturing capacity to meet demand, the placement of a large order requiring the delivery of products during a particular period might deter other customers from placing orders with IXYS that would require development and delivery of products during the same period.

  There can be no assurance that IXYS' systems, procedures, controls and personnel will be adequate to support IXYS' operations. Failure to manage IXYS' growth effectively could have a material adverse effect on IXYS' business, financial condition and results of operations. See "IXYS Business-- Employees" and "--Management."

  Dependence on Patents and Proprietary Technology. IXYS relies on a combination of patent rights, copyrights and trade secrets to protect the proprietary elements of its products. However, there can be no assurance that such measures will provide adequate protection for IXYS' trade secrets or other proprietary information, that disputes with respect to the ownership of its intellectual property rights will not arise, that IXYS' trade secrets or proprietary technology will not otherwise become known or be independently developed by competitors or that IXYS can otherwise meaningfully protect its intellectual property rights. IXYS' policy is to file patent applications to protect technology, inventions and improvements that are important to its business. There can be no assurance that patents will issue from any of IXYS' pending applications or that any claims allowed from existing or pending patents will be sufficiently broad to protect IXYS' technology. While IXYS intends to protect its intellectual property rights vigorously, there can be no assurance that any patents held by IXYS will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to IXYS. Furthermore, there can be no assurance that others will not develop similar products, duplicate IXYS' products or design around the patents owned by IXYS.

  IXYS also seeks to protect its trade secrets and proprietary technology, in part, through confidentiality agreements with employees, consultants and other parties. There can be no assurance that these agreements will not be breached, that IXYS will have adequate remedies for any breach, or that IXYS' trade secrets will not otherwise become known to or independently developed by others. In addition, there can be no assurance that foreign intellectual property laws will adequately protect IXYS' proprietary rights abroad.

  The assertion of claims for infringement of intellectual property rights is common in the semiconductor industry. There can be no assurance that any infringement claims (or claims for indemnification resulting from infringement claims against third parties, such as customers) or claims that IXYS' patents are invalid will not be asserted against IXYS. If infringement claims are asserted against IXYS, IXYS may seek to obtain a license of such third party's intellectual property rights, which may not be available under reasonable terms or at all. If an IXYS product is found to infringe a patent, a court may grant an injunction to prevent making, selling or using the product in the applicable country. Litigation may be necessary to defend against claims made by third parties, enforce patents issued to IXYS, protect trade secrets or know-how owned by IXYS. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on IXYS' business, financial condition and results of operations. See "IXYS Business-- Patents and Licenses."

  Effect of Government Regulations. Power semiconductors with operating voltages above 40 volts are subject, in some applications, to industry regulations intended to address the safety, reliability and quality of the products and to address environmental considerations. These regulations relate to processes, design, materials and assembly. For example, in the United States some high voltage products are required to pass Underwriters Laboratory ("UL") recognition for voltage isolation and fire hazard tests. Sales of power semiconductors outside of the United States are subject to international regulatory requirements that vary from country to country. Products used in Europe may be required to be qualified under the Verband Deutscher Elektrotechniker ("VDE") regulations. The process of obtaining and maintaining required regulatory clearances can be lengthy, expensive and uncertain. The time required to obtain approval for sale internationally may be longer or shorter than that required for U.S. approval, and the requirements may differ. In addition, 5% of IXYS' revenues in fiscal 1998 were derived from the sale of products included in medical devices that are subject to extensive regulation by numerous governmental authorities in the United States and internationally, including the U.S. Food and Drug Administration (the "FDA"). The FDA and certain foreign regulatory authorities impose numerous requirements with which medical device manufacturers must comply, including adherence to Good Manufacturing Practices ("GMP") regulations and similar regulations in other countries, which include testing, control and documentation requirements. Ongoing compliance with GMP and other applicable regulatory requirements is monitored through periodic inspections by federal and state agencies, including the FDA, and by comparable agencies in other countries. Failure to comply with applicable regulatory requirements could result in, among other things, the inability to include IXYS' products in approved medical devices. Delays in receipt of or failure to receive required approvals or clearances, the loss of previously obtained approvals or clearances, or failure to comply with existing or future regulatory requirements would have a material adverse effect on IXYS' business, financial condition and results of operations.

  Technological Change. The power semiconductor industry is subject to technological change and evolving industry standards. To remain competitive, IXYS must continue to devote significant resources to the development of new products and new process technologies. In addition, new product announcements, introductions or enhancements by IXYS' competitors could cause a decline in sales or loss of market acceptance of IXYS' existing products. Because new product development commitments must be made well in advance of sales, new product decisions must anticipate advances in power semiconductor manufacturing. There can be no assurance that IXYS will be able to identify new product opportunities successfully and develop and bring to market such new products, that IXYS will be able to respond effectively to new technological changes or new product announcements by others or that IXYS' new products will be accepted by the market.

  The markets for products incorporating power semiconductors are subject to technological change, and there can be no assurance that as such markets change IXYS' product offerings will remain current and suitable for them. Certain of IXYS' new products are incorporated into a customer's products or systems in the design stage. The value of any design win largely depends upon the commercial success of the customer's product and on the extent to which the design of the customer's electronic system accommodates incorporation of components manufactured by IXYS' competitors. In addition, products or systems may be subsequently redesigned so that they no longer require IXYS' products. No assurance can be given that IXYS will achieve design wins or that any design win will result in future revenues. The failure of IXYS to achieve design wins could materially and adversely affect IXYS' business, financial condition and results of operations. In addition, there can be no assurance that IXYS' competitors will not develop new technologies that are substantially equivalent or superior to IXYS' technologies or that IXYS will be successful in enhancing existing processes or developing new technologies. See "IXYS Business--Research and Development" and "--Competition."

  Dependence on Key Personnel. IXYS is dependent upon a limited number of key management, sales and technical personnel. IXYS' future success will depend in part upon its ability to attract and retain highly qualified personnel. IXYS faces competition for such personnel from other companies and other organizations. As a result, there can be no assurance that IXYS will be successful in hiring or retaining qualified personnel. Subject to the terms of certain employment agreements, officers and other key personnel could leave the employ of IXYS with little or no prior notice. Loss of key personnel, such as Dr. Zommer, Chief Executive Officer, and Mr. Agbayani, Vice President of Finance and Administration, especially if such loss is without advance notice, or the inability to hire or retain qualified personnel could have a material adverse effect on IXYS' business, financial condition and results of operations. See "IXYS Business--Employees," "--Management" and "Other Information Regarding IXYS--Employment Contracts" for a description of employment contracts with certain key employees.

  Environmental Regulations. IXYS is subject to a variety of federal, state and local laws, rules and regulations, and IXYS GmbH is subject to laws, rules and regulations in Germany, related to the use, storage, handling, discharge and disposal of certain chemicals and gases used in IXYS' manufacturing process. Any of those regulations could require IXYS to acquire equipment or to incur substantial other expenses to comply with environmental regulations. If substantial additional expenses were incurred by IXYS, product costs could significantly increase, thus materially adversely affecting IXYS' business, financial condition and results of operations. IXYS believes that its activities conform to present environmental regulations. Increasing public attention has, however, been focused on the environmental impact of semiconductor operations. While IXYS has not experienced any materially adverse effects on its operations from environmental regulations, there can be no assurance that changes in such regulations will not impose the need for additional capital equipment or other requirements or restrict IXYS' ability to expand its operations. Although IXYS believes it is currently in compliance with applicable environmental laws, any failure by IXYS to comply with present or future environmental laws rules and regulations could result in fines being imposed on IXYS, suspension of production or cessation of operations, any of which could have a material adverse effect on IXYS' business, financial condition and results of operations. IXYS' business, financial condition and results of operations would be subject to similar effects as a result of comparable laws and regulations in Germany. See "IXYS Business-- Environmental Matters."

  IXYS' Lampertheim facility is located in an industrial area in which there is known environmental contamination. Although IXYS is not aware of any soil or groundwater contamination at its facility, there can be no assurance that IXYS' business, financial condition and results of operations will not be materially adversely affected by this situation.

  Potential Volatility of Stock Price. There has been no public market for the IXYS Common Stock. Although the Combined Company intends to apply to have the Combined Company's common stock approved for quotation on the Nasdaq SmallCap Market, there can be no assurance that such approval will be received or that an active trading market will develop for the Combined Company's common stock or, if one does develop, that it will be maintained. Factors such as fluctuation in the Combined Company's operating results, announcements of technological innovations or new products by the Combined Company or its competitors and general market conditions may have a significant effect on the market price of the Combined Company's common stock. In addition, in recent years the stock market in general, and the market for shares of small capitalization and high technology stocks in particular, have experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies.

  Financial Exposure to Product Liability Claims. IXYS faces the risk of financial exposure to product liability claims alleging that the use of devices which incorporate IXYS' products resulted in adverse effects. Approximately 5% of IXYS' net revenues in fiscal 1998 were derived from sales of products used in medical devices. Product liability risks may exist with respect to these medical devices even with respect to those medical devices that have received, or in the future may receive, regulatory approval for commercial sale. See "Effect of Regulations." IXYS does not currently carry product liability insurance, and there can be no assurance that IXYS will avoid significant product liability claims. A successful claim brought against IXYS could have a material adverse effect on IXYS' business, financial condition and results of operations.

  Impact of Year 2000. The Year 2000 will impact computer programs written using two digits rather than four digits to define the applicable year. Any programs with time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operation, including a temporary inability to process transactions, send invoices or engage in other ordinary activities. This problem largely affects software programs written years ago, before the issue came to prominence.

  IXYS is completing the process of identifying the programs and infrastructure that could be affected by the Year 2000 issue and has developed an implementation plan to resolve the issue. The plan includes (i) implementation of a new management information system intended to address IXYS' operational functions, including sales, inventory, and engineering functions, and (ii) the replacement of certain equipment and software with new equipment and software designed to recognize the turn of the century and intended to be Year 2000 compliant. The plan is currently expected to result in non-recurring expenses over the next 1 1/2 years of approximately $750,000 in aggregate. IXYS currently anticipates the implementation plan to be completed by the end of calendar year 1998.

                          THE PARADIGM ANNUAL MEETING

PURPOSE OF THE PARADIGM ANNUAL MEETING

  The purpose of the Paradigm Annual Meeting is to consider and vote upon (i) the Issuance Proposal, (ii) the Reverse Stock Split Proposal, (iii) the Increased Authorization Proposal, (iv) the Name Change Proposal, (v) the election of the nominees for director set forth herein, (vi) the Stock Plan Proposal, (vii) ratification of the independent accountants of Paradigm and
(viii) such other matters as may properly come before the Paradigm Annual Meeting or any adjournment or postponements thereof. The Merger will occur only if the Issuance Proposal, the Reverse Stock Split Proposal, the Increased Authorization Proposal and the Name Change Proposal are approved.

  THE PARADIGM BOARD UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER, AND RECOMMENDS A VOTE FOR THE APPROVAL OF THE ISSUANCE PROPOSAL, FOR APPROVAL OF THE REVERSE STOCK SPLIT PROPOSAL, FOR APPROVAL OF THE INCREASED AUTHORIZATION PROPOSAL, FOR APPROVAL OF THE NAME CHANGE PROPOSAL, FOR EACH NOMINEE FOR DIRECTOR, FOR APPROVAL OF THE STOCK PLAN PROPOSAL AND FOR RATIFICATION OF THE INDEPENDENT ACCOUNTANTS.

DATE, TIME AND PLACE OF MEETING

  The Paradigm Annual Meeting will be held on Tuesday, August 4, 1998, at 9:00 a.m., local time, at Paradigm's executive offices located at 694 Tasman Drive, Milpitas, California 95035. The Paradigm Proxy accompanying this Joint Proxy Statement/Prospectus is being solicited on behalf of the Paradigm Board for use at the Paradigm Annual Meeting.

RECORD DATE AND OUTSTANDING SHARES

  Holders of record of Paradigm Common Stock at the close of business on June 19, 1998 (the "Paradigm Record Date") are entitled to notice of, and to vote at, the Paradigm Annual Meeting. As of the Paradigm Record Date, there were 1,779,401 shares of Paradigm Common Stock outstanding held by approximately 262 stockholders of record.

QUORUM AND ABSTENTIONS

  A majority of the outstanding shares of Paradigm Common Stock entitled to vote must be represented in person or by proxy to constitute a quorum at the Paradigm Annual Meeting. Except for the stockholders identified herein under "Security Ownership of Certain Beneficial Owners and Management of Paradigm," as of the Paradigm Record Date, to the knowledge of Paradigm, no other person beneficially owns more than 5% of the outstanding Paradigm Common Stock. Votes cast in person or by proxy at the Paradigm Annual Meeting will be tabulated by the inspector of elections appointed for the meeting and will determine whether or not a quorum is present. The inspector of elections will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum and as voted against the approval of the matters being voted upon. If a broker indicates that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares will be considered as shares that are present and entitled to vote for purposes of determining the presence of a quorum, but not be considered as present and entitled to vote with respect to that matter.

VOTE REQUIRED

  The affirmative vote of a majority of the shares present in person or represented by proxy and voting on the proposal at the Paradigm Annual Meeting is the minimal approval necessary to approve the Issuance Proposal and the Stock Plan Proposal and for ratification of Paradigm's independent accounts. Approval of (i) the Reverse Stock Split Proposal, (ii) the Increased Authorization Proposal, and (iii) the Name Change Proposal requires approval of a majority of the outstanding shares of Paradigm Common Stock entitled to vote as of the Paradigm Record Date. Director nominees receiving the highest number of affirmative votes up to the number of directors to be elected will be elected. Cumulative voting is not available in the election of directors at the Paradigm Annual Meeting.

VOTING RIGHTS; PROXIES

  Each holder of Paradigm Common Stock is entitled to one vote for each share held as of the Paradigm Record Date. The holders of the Paradigm Series A Preferred Stock, Paradigm Series B Preferred Stock and Paradigm Series C Preferred Stock shall be entitled to one vote for each share of Paradigm Common Stock issued upon conversion of the Paradigm Series A Preferred Stock, Paradigm Series B Preferred Stock and Paradigm Series C Preferred Stock, respectively, as of the Paradigm Record Date. Holders of Paradigm Preferred Stock are not entitled to vote unless their shares are converted into Paradigm Common Stock. For action to be taken at the Paradigm Annual Meeting, a majority of the shares of Paradigm Common Stock entitled to vote must be represented at the meeting in person or by proxy.

  When proxies are properly dated, executed and returned, the shares they represent will be voted at the Paradigm Annual Meeting in accordance with the instructions of the stockholder. If no specific instructions are given, the shares will be voted FOR approval of the Issuance Proposal, FOR approval of the Reverse Stock Split Proposal, FOR approval of the Increased Authorization Proposal, FOR approval of the Name Change Proposal, FOR the election of the nominees for director set forth herein, FOR approval of the Stock Plan Proposal, and FOR ratification of the independent accountants of Paradigm.

  Any person giving a proxy in the form accompanying this Joint Proxy Statement/Prospectus has the power to revoke it at any time before its exercise by (i) filing with the Secretary of Paradigm a signed written statement revoking his or her proxy or (ii) submitting an executed proxy bearing a date later than that of the proxy being revoked. A proxy may also be revoked by attendance at the Paradigm Annual Meeting and by making the election to vote in person. Attendance at the Paradigm Annual Meeting will not by itself constitute the revocation of a proxy.

SOLICITATION

  All expenses related to Paradigm's solicitation of proxies, including the cost of preparing and mailing this Joint Proxy Statement/Prospectus to the Paradigm stockholders, will be borne by Paradigm. In addition to solicitation of proxies by mail, certain officers, directors and employees of Paradigm, who will receive no additional compensation for their services, may solicit proxies by telephone, telegram or personal interview. Paradigm may retain a proxy solicitation firm and, if it does so, would pay approximately $10,000 in fees plus a reasonable amount to cover expenses. Paradigm is required to request brokers and nominees who hold stock in their name to furnish this proxy material to beneficial owners of the Paradigm Common Stock and will reimburse such brokers and nominees for their reasonable out-of-pocket expenses in so doing.

                           THE IXYS SPECIAL MEETING

PURPOSE OF THE IXYS SPECIAL MEETING

  The purpose of the IXYS Special Meeting is to consider and vote upon (i) the Merger Proposal, (ii) the IXYS Certificate Proposal and (iii) such other matters as may properly come before the IXYS Special Meeting or any adjournments or postponements thereof.

  THE IXYS BOARD UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER, AND UNANIMOUSLY RECOMMENDS THAT IXYS STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER PROPOSAL AND FOR APPROVAL OF THE IXYS CERTIFICATE PROPOSAL.

DATE, TIME AND PLACE OF MEETING

  The IXYS Special Meeting will be held on Tuesday, August 4, 1998, at 9:00 a.m., local time, at IXYS' executive offices located at 3540 Bassett Street, Santa Clara, California 95054. The IXYS Proxy accompanying this Joint Proxy Statement/Prospectus is being solicited on behalf of the IXYS Board for use at the IXYS Special Meeting.

RECORD DATE AND OUTSTANDING SHARES

  Holders of record of IXYS Capital Stock at the close of business on June 16, 1998 (the "IXYS Record Date") are entitled to notice of, and to vote at, the IXYS Special Meeting. As of the IXYS Record Date, there were 94 stockholders of record holding an aggregate of approximately 72,211,873 shares of IXYS Common Stock and 234 stockholders of record holding an aggregate of approximately 111,409,363 shares of IXYS Preferred Stock. See "IXYS Principal Stockholders." Except for the stockholders identified herein under "IXYS Principal Stockholders," as of the IXYS Record Date, to the knowledge of IXYS, no other person beneficially owns more than 5% of the outstanding IXYS Capital Stock.

QUORUM AND ABSTENTIONS

  The presence in person or by properly executed proxy of holders of a majority of the issued and outstanding shares of IXYS Capital Stock is necessary to constitute a quorum at the IXYS Special Meeting. Votes cast by proxy or in person at the IXYS Special Meeting will be tabulated by the inspector of election appointed for the meeting and will determine whether or not a quorum is present. The inspector of election will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum and as voted against the approval of the matters being voted upon. If a broker indicates that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares will be considered as shares that are present and entitled to vote for purposes of determining the presence of a quorum but not be considered as present and entitled to vote with respect to that matter.

VOTE REQUIRED

  The approval of the Merger Proposal and the IXYS Certificate Proposal each requires the affirmative vote of a majority of the outstanding shares of IXYS Capital Stock entitled to vote, voting together as a single class, and the affirmative vote of a majority of the outstanding shares of IXYS Preferred Stock entitled to vote. The holders of shares of IXYS Capital Stock on the IXYS Record Date are entitled to one vote per share of IXYS Capital Stock on each matter submitted to a vote at the IXYS Special Meeting.

  Pursuant to the Voting Agreement, Dr. Zommer has agreed to vote all of his IXYS Capital Stock, representing approximately 30.90% of the shares of IXYS Capital Stock issued and outstanding as of the IXYS Record Date, in favor of approval of the Merger Proposal. In addition, Dr. Zommer has delivered to Paradigm an irrevocable proxy with respect to such vote.

  As of the IXYS Record Date, the directors, executive officers and affiliates of IXYS owned or had voting control over an aggregate of 155,853,329 shares of IXYS Capital Stock, representing approximately 84.88% of the votes entitled to be cast at the IXYS Special Meeting. Each of the directors, executive officers and affiliates of IXYS has advised IXYS that he intends to vote, or direct the vote of all outstanding shares of IXYS Capital Stock over which he has voting control, in favor of the approval of the Merger Proposal.

VOTING RIGHTS; PROXIES

  As of the IXYS Record Date, there were 183,621,236 shares of IXYS Capital Stock issued and outstanding, each of which entitles the holder thereof to one vote. All shares of IXYS Capital Stock represented by properly executed proxies received at or prior to the IXYS Special Meeting that have not been revoked will be voted at the IXYS Special Meeting in accordance with the instructions contained therein. If no instructions are indicated, such shares of IXYS Capital Stock will be voted in favor of the Merger Proposal. IXYS does not know of any matters other than as described in the accompanying Notice of IXYS Special Meeting that are to come before the IXYS Special Meeting. If any other matter or matters are properly presented for action at the IXYS Special Meeting, including, among other things, consideration of a motion to adjourn the IXYS Special Meeting to another time and/or place (including without limitation for the purpose of soliciting additional proxies), the persons named in the enclosed form of proxy and acting thereunder will have the discretion to vote on such matters in accordance with their best judgment, unless such authorization is withheld. A stockholder receiving a proxy pursuant to this proxy solicitation may revoke a proxy (i) by submitting at any time prior to the vote on the approval of the Merger Proposal a later dated proxy with respect to the same shares, (ii) by delivering written notice of revocation to the Secretary of IXYS at any time prior to such vote or (iii) by attending the IXYS Special Meeting and voting in person. Mere attendance at the IXYS Special Meeting will not in and of itself revoke a proxy. If an IXYS stockholder is not the registered direct holder of his or her shares, such stockholder must obtain appropriate documentation from the registered holder in order to be able to vote the shares in person.

SOLICITATION

  All expenses related to IXYS' solicitation of proxies, including the cost of preparing and mailing this Joint Proxy Statement/Prospectus to the IXYS stockholders, will be borne by IXYS. In addition to solicitation by mail, directors, officers and employees of IXYS may solicit proxies by telephone, telegram or otherwise. Such directors, officers and employees of IXYS will not be additionally compensated for such solicitation but may be reimbursed for out-of-pocket expenses incurred in connection therewith. Brokerage firms, fiduciaries and other custodians who forward soliciting material to the beneficial owners of shares of IXYS Capital Stock held of record by them will be reimbursed for their reasonable expenses incurred in forwarding such material. IXYS does not intend to hire a professional proxy solicitation firm.

                 THE MERGER PROPOSAL AND THE ISSUANCE PROPOSAL

  This section of the Joint Proxy Statement/Prospectus describes certain aspects of the Merger. The description does not purport to be complete and is qualified by reference to the Merger Agreement, which is attached as Annex 1 hereto and is incorporated by reference herein.

BACKGROUND

  During the summer of 1996, in response to the dramatic changes occurring in the SRAM industry, the Paradigm Board started to consider and evaluate various strategic alliances, including possible mergers with companies that could compliment Paradigm's capabilities. In July 1996, Paradigm retained Alliant Partners (formerly Bentley Hall Von Gehr International), an investment banking firm, to explore possible strategic alternatives for Paradigm, including strategic alliances, mergers and asset sales. From July 1996 to August 1996, Alliant Partners contacted many semiconductor companies to ascertain their interest in an acquisition, merger or other strategic relationship with Paradigm. During that period, Paradigm engaged in discussions with three companies. None of these discussions resulted in a definitive agreement for a strategic alliance, a merger with or acquisition of Paradigm.

  Due to a variety of business reasons, in the fall of 1996, Paradigm management decided to sell its wafer fabrication facility and dramatically reduce fixed costs by transitioning the company into a fabless semiconductor company. The wafer fabrication facility was sold in November 1996 to Orbit Semiconductor, Inc.

  Through the first part of 1997, Alliant Partners continued to seek strategic alternatives for Paradigm. In June 1997, Paradigm entered into discussions with a foreign investment group that expressed an interest in investing in Paradigm and providing access to strategic alliances with related semiconductor companies. This interest was discussed at a Paradigm Board meeting on July 29, 1997. Management was directed to continue negotiations with this foreign investment group, and detailed due diligence ensued. After a number of discussions, the foreign investment group decided not to pursue further negotiations with Paradigm, and in August 1997 discussions between Paradigm and the foreign investment group ceased.

  In September 1997, James Kochman, managing partner and director of Alliant Partners, introduced Paradigm to IXYS, which had expressed an interest in a business combination with Paradigm. Alliant Partners had held prior meetings with IXYS' management and was aware of their interest in a strategic merger with a small, public semiconductor company. On September 26, 1997, at the instigation of Mr. Kochman, David Campbell, Chief Financial Officer of Paradigm, Dr. Nathan Zommer, Chief Executive Officer and President of IXYS, Arnold Agbayani, Chief Financial Officer and Vice President of IXYS, and Michael Gulett, Chief Executive Officer and President of Paradigm, met to discuss the possibility of a business combination of IXYS and Paradigm. On October 3, 1997, Dr. Zommer, Mr. Agbayani, Howard Slayen of Coopers & Lybrand L.L.P. ("Coopers"), Charles Cozean, an associate at Alliant Partners, Mr. Gulett, and Mr. Kochman, convened to discuss further the terms for a possible business combination, including, among other things, the exchange ratio and the structure of the transaction.

  On October 6, 1997, IXYS management presented to the IXYS Board the possibility of a business combination with Paradigm. The IXYS Board authorized IXYS officers and management to continue negotiations and discussions with Paradigm. The Paradigm management similarly presented its discussions with IXYS to the Paradigm Board on October 15, 1997. The Paradigm Board authorized management to continue to negotiate a business combination with IXYS.

  On October 7, 1997, Dr. Zommer, Mr. Gulett, and Mr. Agbayani met to discuss additional details for a possible merger of the two companies, including financial and personnel issues. During October 1997, management from IXYS and management from Paradigm visited each other's business sites to conduct due diligence. During this period, the stock price of Paradigm fluctuated around $1.25 (prior to the ten-for-one reverse stock split effectuated on May 1, 1998), and the parties discussed the issuance of approximately 120 million shares by Paradigm to the IXYS stockholders.

  During the period from September to October 1997, Paradigm management also had various discussions with two semiconductor memory companies about the possibility of a merger transaction. Paradigm's discussions with one of the companies never resulted in any material negotiations regarding transaction terms. For reasons not known to Paradigm, such company decided not to pursue a merger transaction with Paradigm after initial discussions between the parties. Paradigm engaged in negotiations over basic transaction terms with the other company, and the parties conducted preliminary due diligence on each other. However, after such preliminary discussions, the other company chose, as a strategic matter, to complete an initial public offering rather than to acquire Paradigm.

  On October 15, 1997, a draft merger agreement from IXYS was presented to Paradigm and its advisors. Between October 1 and October 15, 1997, the stock price of Paradigm was trading between the range of $1.18 to $1.313 (prior to the ten-for-one reverse stock split effectuated on May 1, 1998), and the proposed issuance of 120 million shares by Paradigm to the IXYS stockholders became unacceptable to IXYS. In October 1997, Paradigm proposed a revised exchange ratio that would provide the IXYS stockholders with a 92% interest in the Combined Company, with Paradigm stockholders owning the remaining 8% of the Combined Company. The IXYS management rejected this proposal, and, in November 1997, after numerous discussions, Paradigm and IXYS elected to cease negotiations due to a failure to agree on a price.

  In early December 1997, Paradigm management entered into discussions with a foreign semiconductor company about the possibility of an equity investment in Paradigm combined with a strategic alliance on product development, product licensing and marketing and sales. Detailed due diligence was conducted by both parties. A potential agreement to develop a close strategic alliance with such foreign semiconductor company was presented at a Paradigm Board meeting on December 12, 1997 and discussed in detail at various Paradigm Board meetings. In mid-January 1998, such foreign semiconductor company decided to cease discussions with Paradigm because of the changes in their business due to the currency crisis in Asia.

  On February 2, 1998, Thomas Bentley, a partner at Alliant Partners, contacted Mr. Agbayani to renew discussions with IXYS regarding a possible merger transaction and discussed, among other things, the nature of the consideration that might be paid to the IXYS stockholders. In addition, Mr. Bentley presented a new potential exchange ratio. Based on the presentation by Mr. Bentley, Mr. Agbayani agreed to engage in further discussions with Paradigm.

  On February 5, 1998, Mr. Agbayani and Mr. Bentley discussed terms of a potential business combination. From February 2, 1998 through March 1998, representatives of IXYS and Paradigm conducted due diligence review of each other's business, financial, market, technical and other information, material contracts and other due diligence materials. The senior management of each company made numerous visits to the other company's facilities. During this period, the senior management of IXYS and Paradigm had further discussions regarding the exchange ratio to be applied in the Merger. Because Paradigm's stock price was trading at approximately $0.50 during this period (prior to the ten-for-one reverse stock split effectuated on May 1, 1998), Paradigm proposed a new exchange ratio that would provide the IXYS stockholders a 95% interest in the Combined Company. Further, Paradigm suggested that an alternative exchange ratio be used if the shares to be received by the IXYS stockholders under the first exchange ratio would be valued at less than $150 million. This alternative exchange ratio would guarantee a valuation of the IXYS Fully Diluted Capitalization at $150 million. IXYS management considered, but did not agree upon, Paradigm's new proposal at that time.

  The Paradigm Board met on February 6, 1998 to review the status of the proposed Merger with IXYS.

  On February 10, 17, 26, and 27, 1998, representatives of IXYS, including IXYS' legal counsel, met with representatives of Paradigm, including Paradigm's legal counsel and financial advisor, to discuss the results of the parties' due diligence investigations, the principal terms of the proposed Merger and the terms of a draft Merger Agreement, and the severance arrangements of certain executives of Paradigm.

  On February 19, 1998, the IXYS Board held a special meeting to consider the terms, including Paradigm's new proposed exchange ratios, of the proposed Merger and reviewed with its legal counsel a draft Merger Agreement. Legal counsel and management also updated the IXYS Board concerning the due diligence conducted to date. The IXYS Board recommended at that time that further due diligence be conducted.

  On March 5, 1998, the IXYS Board held a special telephonic meeting to consider the proposed Merger with Paradigm. Members of IXYS' senior management and IXYS' legal counsel discussed various aspects of the proposed Merger. Following such discussions, the IXYS Board voted unanimously (i) to approve the Merger and the Merger Agreement and the related documents for the transaction as presented to them, and (ii) to recommend that the IXYS stockholders vote to approve and adopt the Merger Agreement and to approve the Merger. See "--IXYS' Reasons for the Merger."

  On March 5, 1998, the Paradigm Board held a special meeting. At that meeting, Paradigm's counsel reviewed for the Paradigm Board the proposed Merger Agreement. Alliant Partners made a financial presentation regarding the financial terms of the proposed Merger. Alliant Partners' discussion included a discussion of certain analyses described under "--Opinion of Paradigm's Financial Advisor." The terms of the Merger Agreement and the Merger were then discussed among the directors. After these discussions, Alliant Partners rendered its oral opinion, subsequently confirmed in writing, that the consideration to be paid in the Merger was fair from a financial point of view to Paradigm and its stockholders. The Paradigm Board then unanimously voted
(i) to approve the Merger Agreement and the Merger pending resolution of certain issues and to direct the officers of Paradigm to negotiate the issues and to finalize the terms of the Merger Agreement and the Merger and (ii) to recommend that the Paradigm stockholders vote to approve the Issuance Proposal. See "--Paradigm's Reasons for the Merger."

  On March 6, 1998, legal counsel for IXYS and Paradigm and financial advisor for Paradigm, together with members of management of IXYS and Paradigm, negotiated and finalized the terms of the Merger Agreement. The Merger Agreement was executed by all relevant parties after the close of market on March 6, 1998, and a joint public announcement of the proposed transaction was made prior to the opening of market on March 9, 1998.

PARADIGM'S REASONS FOR THE MERGER

  The Paradigm Board considered a wide variety of information and a number of factors in connection with its evaluation of the proposed Merger and the Merger Agreement, and determined that the Merger provides an opportunity that serves the best interests of Paradigm and its stockholders. The Paradigm Board believes that the Merger may result in a number of benefits to Paradigm and its stockholders, including, among other benefits, the following:

  . By combining IXYS' capability in power semiconductors and Paradigm's capability in high performance integrated circuits, Paradigm and IXYS together will have the potential to develop new products with higher value that each company would not separately be able to produce.

  . The proposed Merger will help insulate Paradigm from adverse market conditions based on current market conditions for SRAMs, the intense competition, and lower than desired selling prices, by improving Paradigm's cost structure through consolidation and Paradigm's sales channels through IXYS' distribution channels in countries where Paradigm does not have a strong market presence.

  . Paradigm will be in a better position to sell SRAM products to current IXYS customers who are not current Paradigm customers. This will therefore, improve Paradigm's opportunity to increase revenue.

  . Paradigm's recent operating results, revenue level and current financial condition necessitates additional funding. The proposed Merger will provide such funding, which the Paradigm Board believes is a better alternative than additional equity financings.

  In addition to the reasons set forth above, in the course of its deliberations concerning the Merger, the Paradigm Board consulted with Paradigm's management, legal counsel and accountants and reviewed a number of other factors relevant to the Merger, including:

  . Information concerning the business, assets, operations, properties, management, financial condition, operating results, competitive position and prospects of IXYS and Paradigm.

  . Other alternatives available to Paradigm in the short and long-term to achieve Paradigm's funding and other strategic objectives, including the availability of public and private financing and a range of business combinations.

  . Paradigm's belief that the management styles and corporate cultures of the two companies would be complementary.

  . Reports from management and legal counsel concerning the specific terms of the Merger Agreement and ancillary documents, including the obligation of Paradigm not to solicit or encourage other acquisition proposals, the topping fee provisions, the circumstances under which either Paradigm or IXYS can terminate the Merger Agreement and the closing conditions to the Merger.

  The Paradigm Board also considered a number of potentially negative factors in its deliberations concerning the Merger, including:

  . The possibility of management disruption associated with the Merger and the risk that key technical and management personnel of Paradigm or IXYS might not continue with the Combined Company.

  . The possibility that the Merger might adversely affect Paradigm's or IXYS' relationship with certain of their respective customers.

  . The risk that the potential benefits of the Merger might not be realized.

  . The possibility that the Merger might preclude other potential strategic transactions by Paradigm.

  .  The other risks described above under "Risk Factors."

  The Paradigm Board concluded, however, that the benefits of the transaction to Paradigm and its stockholders outweighed the risks associated with the foregoing factors.

  The foregoing discussion of the information and factors considered by the Paradigm Board is not intended to be exhaustive but is believed to include all material factors considered by the Paradigm Board. In view of the wide variety of factors considered by the Paradigm Board, the Paradigm Board did not find it practicable to quantify or otherwise assign relative weight to the specific factors considered. However, after taking into account all of the factors set forth above, the Paradigm Board unanimously agreed that the Merger Agreement and the Merger were fair to, and in the best interests of, Paradigm and its stockholders and that Paradigm should proceed with the Merger.

RECOMMENDATION OF THE PARADIGM BOARD

  FOR THE REASONS DISCUSSED ABOVE, THE PARADIGM BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND HAS DETERMINED THAT THE MERGER AGREEMENT AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, PARADIGM AND THE PARADIGM STOCKHOLDERS. ACCORDINGLY, THE PARADIGM BOARD HAS UNANIMOUSLY RECOMMENDED THAT THE PARADIGM STOCKHOLDERS VOTE FOR APPROVAL OF THE ISSUANCE PROPOSAL.

PARADIGM VOTE NECESSARY TO APPROVE THE PROPOSAL

  Each holder of Paradigm Common Stock is entitled to one vote per share held. The holders of a majority of the shares of the Paradigm Common Stock issued and outstanding constitute a quorum. The affirmative vote of holders of a majority of the outstanding shares of Paradigm Common Stock is required for approval of the

Issuance Proposal. In the event that a quorum is not present or represented at the Paradigm Annual Meeting, the stockholders entitled to vote at the meeting present in person or by proxy shall have power to adjourn the Paradigm Annual Meeting until a quorum shall be present or represented. Proxies solicited by the Paradigm Board will be voted for approval of the Issuance Proposal, unless otherwise instructed.

  A stockholder voting through a proxy who abstains with respect to approval of the Issuance Proposal shall be considered to have cast a negative vote with respect to the Issuance Proposal, but shall be treated as present and entitled to vote on the approval of the Reverse Stock Split Proposal, Increased Authorization Proposal, Name Proposal, Stock Plan Proposal, Directors Proposal and Ratification Proposal at the Paradigm Annual Meeting; provided, however, that a stockholder (including a broker) who does not give authority to a proxy to vote on the approval of the other proposals shall not be considered present and entitled to vote on the other proposals.

IXYS' REASONS FOR THE MERGER

  The IXYS Board has unanimously determined that the Merger Agreement and the Merger are fair to, and in the best interests of, IXYS and its stockholders. In reaching its determination, the IXYS Board consulted with IXYS' management, as well as its consultants, and gave significant consideration to a number of factors bearing on its decision. The following are reasons why the IXYS Board believes the Merger will be beneficial to IXYS and its stockholders:

  . The combination of the technologies and product development resources of IXYS and Paradigm should enable IXYS to respond more effectively to the rapid technological change in, and continuing emergence of, power management control products; the technical know-how and design capabilities of the designers who design for Paradigm will allow IXYS to develop a new line of power management control products.

  . In the Merger, IXYS stockholders will receive securities traded in an active trading market, the Nasdaq SmallCap Market, thereby permitting the stockholders to obtain liquidity for their investments, in contrast to the illiquid nature of their present holdings of IXYS Capital Stock.

  . IXYS currently manufactures and designs various die sizes under 3 to 4 micron design rules. Paradigm designs and markets die sizes at submicron design rules. IXYS believes that the Combined Company's ability to operate under a wide spectrum of process technologies, including submicron design rules not currently addressed by IXYS, is expected to enhance IXYS' ability to service its existing customer base as well as to expand into different customer bases.

  . The Merger is expected to provide IXYS with an expanded customer base and product development resources to support its current marketing, sales and distribution efforts; Paradigm's products are marketed, distributed and sold in applications and market segments not currently served by IXYS.

  . The Merger will provide IXYS with a publicly traded security to serve as a currency for strategic transactions, including acquisitions and strategic partnerships.

  . The Merger will result in the Combined Company having an expanded base of intellectual property.

  In addition to the reasons set forth above, in the course of its deliberations concerning the Merger, the IXYS Board consulted with IXYS' management, legal counsel and accountants and reviewed a number of other factors relevant to the Merger, including:

  . Information concerning the business, assets, operations, properties, management, financial condition, operating results, competitive position and prospects of IXYS and Paradigm.

  . The historical price and volume trading data for the Paradigm Common Stock as well as the composition of Paradigm's stockholder base.

  . Other alternatives available to IXYS in the short and long-term to achieve IXYS' funding, liquidity and other strategic objectives, including the availability of public and private financing and a range of business combinations.

  . IXYS' belief that the management styles and corporate cultures of the two companies would be complementary.

  . The expectation that the Merger will be tax deferred for federal income tax purposes to IXYS' stockholders.

  . Reports from management and legal counsel concerning the specific terms of the Merger Agreement and ancillary documents, including the obligation of Paradigm not to solicit or encourage other acquisition proposals, the topping fee provisions, the circumstances under which either Paradigm or IXYS can terminate the Merger Agreement and the closing conditions to the Merger.

  The IXYS Board also considered a number of potentially negative factors in its deliberations concerning the Merger, including:

  . The possibility of management disruption associated with the Merger and the risk that key technical and management personnel of Paradigm or IXYS might not continue with the combined company.

  . The possibility that the Merger might adversely affect Paradigm's or IXYS' relationship with certain of their respective customers.

  . The risk that the potential benefits of the Merger might not be realized.

  . The possibility that the Merger might preclude other potential strategic transactions by IXYS.

  .  The other risks described above under "Risk Factors".

  The IXYS Board concluded, however, that the benefits of the transaction to IXYS and its stockholders outweighed the risks associated with the foregoing factors.

  The foregoing discussion of the information and factors considered by the IXYS Board is not intended to be exhaustive but is believed to include all material factors considered by the IXYS Board. In view of the wide variety of factors considered by the IXYS Board, the IXYS Board did not find it practicable to quantify or otherwise assign relative weight to the specific factors considered. However, after taking into account all of the factors set forth above, the IXYS Board unanimously agreed that the Merger Agreement and the Merger were fair to, and in the best interests of, IXYS and its stockholders and that IXYS should proceed with the Merger.

RECOMMENDATION OF THE IXYS BOARD

  FOR THE REASONS DISCUSSED ABOVE, THE IXYS BOARD HAS APPROVED THE MERGER AGREEMENT AND THE MERGER AND HAS DETERMINED THAT THE MERGER AGREEMENT AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, IXYS AND THE IXYS STOCKHOLDERS. ACCORDINGLY, THE IXYS BOARD HAS UNANIMOUSLY RECOMMENDED THAT THE IXYS STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER PROPOSAL.

IXYS VOTE NECESSARY TO APPROVE THE PROPOSAL

  Each holder of IXYS Capital Stock is entitled to one vote per share held. The holders of a majority of the shares of the IXYS Capital Stock issued and outstanding constitute a quorum. The affirmative vote of holders of a majority of the outstanding shares of IXYS Capital Stock entitled to vote, voting together as a single class and the affirmative vote of holders of a majority of the outstanding shares of IXYS Preferred Stock entitled to vote, are required for approval of the Merger Proposal. In the event that a quorum is not present or represented at the IXYS Special Meeting, the stockholders entitled to vote at the meeting present in person or by proxy shall have power to adjourn the IXYS Special Meeting until a quorum shall be present or represented. Proxies solicited by the IXYS Board will be voted for approval of the Merger Proposal, unless otherwise instructed.

  A stockholder voting through a proxy who abstains with respect to approval of the Merger Proposal shall be considered to have cast a negative vote with respect to the Merger Proposal, but shall be treated as present and entitled to vote on the approval of the IXYS Certificate Proposal at the IXYS Special Meeting; provided, however, that a stockholder (including a broker) who does not give authority to a proxy to vote on the approval of the other proposals shall not be considered present and entitled to vote on the other proposal.

OPINION OF FINANCIAL ADVISOR TO PARADIGM

  Paradigm retained Alliant Partners, an investment banking firm which performed investment banking services for Paradigm during fiscal 1997, to render a fairness opinion letter in connection with the Merger. Alliant Partners was selected by the Paradigm Board to provide a written opinion (the "Alliant Partners Opinion") based on Alliant Partners' qualifications, expertise and reputation.

  Paradigm engaged Alliant Partners to act as its financial advisor to render an opinion as to the fairness, from a financial point of view, to Paradigm stockholders of the consideration to be paid for IXYS in connection with the Merger. Alliant Partners rendered its oral opinion, subsequently confirmed in writing, on March 5, 1998, to the Paradigm Board that, as of such date, the consideration to be paid by Paradigm pursuant to the Merger Agreement is fair to Paradigm's stockholders, from a financial point of view. No limitations were placed on Alliant Partners by the Paradigm Board with respect to the investigation made or the procedures followed in preparing and rendering its opinion.

  In its review of the Merger, and in arriving at its opinion, Alliant Partners, among other things: (i) reviewed the financial statements of IXYS for recent years, interim periods to date, projections for future years and certain other relevant financial and operating data of IXYS made available to Alliant Partners; (ii) discussed with certain members of the management of Paradigm and IXYS, the business, financial condition and prospects of IXYS;
(iii) reviewed and discussed with management of Paradigm and IXYS the strategic rationale for, and the potential benefits of, the Merger; (iv) reviewed the recent reported prices and trading activity and compared certain financial information of other companies engaged in businesses which Alliant Partners considered comparable to those of IXYS; (v) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions; (vi) reviewed the projected financial statements and projected cash flows of IXYS in a discounted cash flow analysis; (vii) analyzed the relative contribution each company would make to the proposed Combined Company's financial statements; (viii) examined Paradigm's financial position, their plans and their ability to operate as a going concern; (ix) reviewed the Merger Agreement; (x) discussed the tax and accounting treatment of the Merger with IXYS' management and IXYS' consultants; and (xi) performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as Alliant Partners deemed relevant.

  Alliant Partners did not independently verify any of the information concerning IXYS considered in connection with their review of the Merger and, for purposes of its opinion, Alliant Partners assumed and relied upon the accuracy and completeness of all such information. In connection with its opinion, Alliant Partners did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities of IXYS. For purposes of their opinion, Alliant Partners assumed that the Merger would qualify as a tax-free reorganization for the stockholders of IXYS and that the Merger would be accounted for as a purchase accounting transaction. Alliant Partners' opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of the opinion and any subsequent change in such conditions would require a reevaluation of such opinion.

  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The summary of the Alliant Partners analyses set forth below does not purport to be a complete description of the presentation by Alliant Partners to the Paradigm Board. Accordingly, Alliant Partners believes that its analyses and the summary set forth below must be considered as a whole. Selecting portions of its analyses, without considering all factors and analyses, could create an incomplete view of the processes underlying the analyses set forth in the Alliant Partners presentation to the Paradigm Board and its opinion. In performing its analyses, Alliant Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of IXYS. The analyses performed by Alliant Partners (and summarized below) are not necessarily indicative of actual values beyond these specific facts on this date or of actual future results, which may be significantly more or less favorable than suggested by such analyses.

  The following is a brief summary of material financial analyses performed by Alliant Partners in connection with providing its written opinion to the Paradigm Board dated March 5, 1998:

  Valuation Summary. Based upon the financial information provided to Alliant Partners, the financial performance of IXYS and Paradigm, and the current semiconductor market conditions, Alliant Partners rendered its opinion that the value of IXYS, from a financial point of view, is $167 million, with the range between $142 million and $192 million. The value of the consideration to be paid for IXYS, calculated as $177 million at the time the fairness opinion was rendered, is within in the range Alliant Partners determined to be fair from a financial point of view.

  The valuation for IXYS was derived from a weighted average calculation of four valuation methodologies: Relative Contribution, Public Market Comparables, Related Industry M&A Transactions, and Discounted Cash Flow (see below for results of each method).

  The Relative Contribution and the Public Market Comparables methodologies were weighted at 40% each because Alliant Partners believed these methodologies were significantly more relevant than the Related Industry M&A Transactions and Discounted Cash Flow. The Relative Contribution methodology evaluates IXYS' direct contribution to the Combined Company while the Public Market Comparables methodology evaluates current market value of semiconductor companies as a going concern.

  The Related Industry M&A Transactions methodology was weighted at 10% because the transactions in the M&A population were mostly accounted for as pooling of interest transactions while the Paradigm and IXYS transaction was accounted for as purchase accounting. The transaction accounting method generally has an impact on the acquiror's decision regarding the amount of consideration to be paid in a merger or acquisition. Higher prices may be paid in pooling transactions because the acquiror is not required to recognize goodwill that could, in the short term, dilute the acquiror's earnings per share. The Discounted Cash Flow methodology was weighted at 10% because such methodology derives its value from uncertain future projections and not on historical results. In this transaction, historical results played a significant role in valuation.

  Public Market Comparables. Alliant Partners reviewed and compared selected historical and projected financial information of IXYS corresponding financial information and ratios of publicly traded companies which Alliant Partners deemed to be comparable in many respects to IXYS. Such data and ratios included the market value, revenue, net earnings, cash and debt of each company. The Public Market Comparables were companies which manufactured memory semiconductor products or personal computer semiconductor products. Companies used as public comparables included International Rectifier, Linear Technology, Micrel, Microsemi, Siliconix, Supertex, Telcom Semiconductor, and Unitrode. Alliant Partners used the average of the comparables' last twelve months revenue multiples and the average of the comparables' last twelve months earnings multiples to determine the value of IXYS. Alliant Partners analyzed the projected operating performance of IXYS, compared it to the last twelve month operating performance of the comparable companies, and made appropriate adjustments to the last twelve months revenue and earnings multiples. Alliant Partners utilized the financial projections for IXYS's fiscal year ending March 31, 1998 multiplied by the adjusted average of the comparable companies' last twelve months revenue and earnings multiples. The public market comparables valuation was $165 million, with a range between $140 million and $190 million.

  Related Industry Transactions. Alliant Partners compared the proposed merger with selected comparable completed merger and acquisition transactions. In the population of merger and acquisition transactions, the companies manufactured memory semiconductor products or personal computer semiconductor products. These transactions included: Benchmarq Microelectronics acquired by Unitrode, BKC Semiconductors acquired by Microsemi, Raytheon Semiconductor acquired by Fairchild Semiconductor, Edge Semiconductor acquired by Semtech, Chips & Technologies acquired by Intel, Cyrix acquired by National Semiconductor, and Lite-On

Power Semiconductor acquired by Vishay International. This analysis of the selected transactions derived an average for the consideration paid as a multiple of latest twelve month revenues and an average for the consideration paid as a multiple of earnings. Alliant Partners utilized the financial projections for IXYS' fiscal year ending March 31, 1998 multiplied by the average of the merger and acquisition transactions revenues and earnings multiples. The related industry transaction valuation was $125 million with a range between $106 million and $143 million.

  Discounted Cash Flow. Alliant Partners analyzed IXYS based on a discounted cash flow analysis of the projected financial performance of IXYS. The discounted cash flow analysis determined the after-tax cash flows generated through IXYS' fiscal year of 2000. Alliant Partners used three years of projected financial statements for IXYS, provided by the management of IXYS, derived the after-tax cash flows, and discounted the cash flows using a discount rate appropriate for a company with performance, technological, manufacturing, and operational risks similar to IXYS. The final discounted cash flow also included a terminal value reflecting the value of the business at the end of year three. The discounted cash flow valuation was $175 million with a range between $149 million and $201 million.

  Relative Contribution. Alliant Partners utilized a comparative analysis of IXYS' and Paradigm's financial contribution in relation to the total financials of the proposed combined company. The relative contribution analysis includes an income statement contribution analysis. In addition, the relative contribution analysis includes a balance sheet contribution analysis. The income statement and balance sheet relative contribution analysis were then averaged to determine the final overall relative contribution. The relative contribution valuation was $177 million with a range between $151 million and $204 million.

  Alliant Partners, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, corporate partnerings and strategic alliances.

  Pursuant to the terms of an engagement letter by and between Paradigm and Alliant Partners, dated December 2, 1996, and a subsequent letter agreement dated January 13, 1998, Paradigm has agreed to pay Alliant Partners a transaction fee of $225,000, upon consummation of the Merger, and an additional $100,000 for rendering the Alliant Partners Opinion. Paradigm has also agreed to reimburse Alliant Partners for certain of its reasonable out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of services performed by Alliant Partners as financial advisor to Paradigm.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Officers and Directors of Paradigm. Certain members of Paradigm's management and Board of Directors may be deemed to have certain interests in the Merger that are in addition to their interests as stockholders of Paradigm generally. The interest of Paradigm's management and the Paradigm Board are as described in""--Employment/Severance Arrangement" and "Other Information Regarding Paradigm--Certain Relationships and Related Transactions." Other than as set forth in "--Employment/Severance Arrangement" and "Other Information Regarding Paradigm--Certain Relationships and Related Transactions" and "Security Ownership of Certain Beneficial Owners and Management of Paradigm," no other benefit will be received by the Paradigm executive officers and directors. The Paradigm Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

  Indemnification and Insurance. The Merger Agreement provides that all rights to indemnification existing in favor of the persons serving as directors and officers of Paradigm as of the date of the Merger Agreement for acts or omissions occurring prior to the Effective Time, as provided in Paradigm's Certificate of Incorporation and Bylaws and in certain indemnification agreements between Paradigm and such directors and officers, will survive the Merger, and that Paradigm will cause the Surviving Corporation to perform its obligations arising thereunder for at least six years from the Effective Time. Subject to certain limitations, Paradigm has also agreed to cause the Combined Company to maintain in effect for three years after the Effective Time the policy of directors' and officers' liability insurance in existence at the date of the Merger Agreement for the benefit of persons serving as directors and officers of Paradigm as of such date. Such limitations include the fact that the Combined Company shall not be required to maintain the directors' and officers' liability insurance in existence as of the date of the Merger Agreement if equivalent coverage is provided to such directors and officers under another policy of directors' and officers' liability insurance. Further, if coverage is provided to such persons under another policy of officers' and directors' liability insurance, the Combined Company shall not be required to expend in any one year an amount in excess of 150% of the annual premium currently paid by Paradigm for such insurance, and if the annual premiums of such insurance coverage exceed 150% of the annual premium currently paid by Paradigm for such insurance, the Combined Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. See "The Merger Agreement--Indemnification and Insurance."

  Employment/Severance Arrangement. Each of Messrs. Campbell and Morley have entered into Executive Compensation Agreements with Paradigm which provide that if the Executive's employment with the Combined Company is terminated without "cause" within six months following the Effective Time, such Executive would be paid, in a single lump sum payment, two months of salary at the rate in effect on the date of the Executive Compensation Agreement. Messrs. Campbell and Morley are entitled to two months of annual base salary for an aggregate of $10,834 and $25,000, respectively, if they are terminated without "cause" within six months of the Effective Time.

  Election as Director. Pursuant to the Merger Agreement, Mr. Kochman, who is currently a director of Paradigm, will be nominated as a management nominee for election to the Paradigm Board and shall remain as a director of the Combined Company after the Merger. Mr. Kochman is also a managing partner and director of Alliant Partners. However, Mr. Kochman will not derive any economic benefit from Alliant Partners' representation of Paradigm in connection with the Merger.

  Officers and Directors of IXYS. Certain members of IXYS' management and Board of Directors may be deemed to have certain interests in the Merger that are in addition to their interests as stockholders of IXYS generally. The IXYS Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. At the Effective Time, Dr. Zommer, Mr. Agbayani and Dr. Karg will be appointed to the board of directors of the Combined Company. It is currently expected that the executive officers of IXYS will serve after the Effective Time as the executive officers of the Combined Company. In addition to the benefits described below, the officers and directors of IXYS will benefit on the same basis with respect to their stock and option holdings of IXYS as other holders of IXYS Capital Stock and options exercisable for IXYS Common Stock. See "Security Ownership of Certain Beneficial Owners and Management of IXYS."

  Indemnification and Insurance. The Merger Agreement provides that Paradigm will cause the Surviving Corporation to perform its obligations arising under IXYS' Certificate of Incorporation and Bylaws for at least six years from the Effective Time. Subject to certain limitations, Paradigm has also agreed to cause the Combined Company to maintain in effect for three years after the Effective Time the policy of directors' and officers' liability insurance in existence at the date of the Merger Agreement for the benefit of persons serving as directors and officers of Paradigm as of such date. Such limitations include the fact that the Combined Company shall not be required to maintain the directors' and officers' liability insurance in existence as of the date of the Merger Agreement if equivalent coverage is provided to such directors and officers under another policy of directors' and officers' liability insurance. Further, if coverage is provided to such persons under another policy of officers' and directors' liability insurance, the Combined Company shall not be required to expend in any one year an amount in excess of 150% of the annual premium currently paid by Paradigm for such insurance, and if the annual premiums of such insurance coverage exceed 150% of the annual premium currently paid by Paradigm for such insurance, the Combined Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. See "The Merger Agreement--Indemnification and Insurance."

  Registration Rights Agreement. As a condition to the consummation of the Merger, two of IXYS' principal stockholders, ABB, Inc. and ABB AG (collectively "ABB"), shall enter into the Registration Rights Agreement with Paradigm on or prior to the Effective Time. Dr. Karg is an officer of ABB AG and a director of IXYS. Pursuant to the Registration Rights Agreement, ABB will be entitled to certain rights with respect to registration of the Paradigm Common Stock it receives pursuant to the Merger (the "Merger Shares") under the Securities Act. If the Combined Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders after the Effective Time (the "Company Registration"), ABB will be entitled to notice of the registration and will be entitled to include the Merger Shares therein, except, among other conditions, that (i) the underwriters have the right to limit the number of such Merger Shares included in the Company Registration, and (ii) except with respect to any one offering after the first Company Registration, in no event may the underwriters reduce the securities of ABB included in the Company Registration below 25% of the total amount of securities in the offering. In addition, ABB may require the Combined Company to file a registration statement under the Securities Act with respect to its Merger Shares, and the Combined Company would be required to use its reasonable best efforts to effect the registration, subject to certain restrictions and limitations. Further, under the Registration Rights Agreement, ABB may require the Combined Company to register its shares on Form S-3 when such form is available to the Combined Company, subject to certain conditions and limitations. The Registration Rights Agreement also provides ABB with certain inspection rights and rights to attend Board of Directors meetings of the Combined Company provided that, at the time of such board meetings, ABB holds more than 10% of the outstanding shares of common stock of the Combined Company.

VOTING AGREEMENT

  Pursuant to the Voting Agreement, Dr. Zommer, who owned in the aggregate issued and outstanding shares of IXYS Capital Stock representing approximately 30.90% of the shares of IXYS Capital Stock issued and outstanding as of the IXYS Record Date, has agreed that, prior to the Expiration Date, he will vote his shares of IXYS Common Stock in favor of: (i) the Merger; (ii) the execution and delivery by IXYS of the Merger Agreement; (iii) the adoption and approval of the terms of the Merger Agreement; and (iv) each of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof. Dr. Zommer has also delivered to Paradigm an irrevocable proxy with respect to the matters covered by the Voting Agreement. In addition, subject to certain exceptions, Dr. Zommer has agreed not to transfer any IXYS Capital Stock owned by him unless and until the proposed transferee of such IXYS Capital Stock shall have (i) executed a counterpart of the Voting Agreement and the corresponding irrevocable proxy and (ii) agreed to hold such IXYS Capital Stock subject to all of the terms and conditions of the Voting Agreement.

AFFILIATE AGREEMENTS

  Under the Merger Agreement, IXYS will deliver to Paradigm an agreement executed by each person who could reasonably be determined to be an "affiliate" of IXYS, as such term is defined in Rule 145 promulgated under the Securities Act (an "Affiliate"), that generally requires such person, for the one year period following consummation of the Merger, to sell shares to the public only in accordance with the volume restrictions and manner of sale restrictions of Rule 144. These restrictions generally require that sales to the public be made only through unsolicited "brokers' transactions" or in transactions directly with a "market maker," as such terms are defined in Rule
144. Additionally, the number of shares to be sold by an Affiliate (together with certain related persons and certain persons acting in concert) within any three-month period for purposes of Rule 145 may not exceed the greater of 1% of the outstanding shares of common stock of the Combined Company or the average weekly trading volume of such stock during the four calendar weeks preceding such sale. One year after the Effective Time, an Affiliate would be able to sell such common stock of the Combined Company without such sale or volume limitations provided that the Combined Company was current with its Exchange Act informational filings and such Affiliate was not then an Affiliate of the Combined Company. This requirement will lapse if the SEC repeals the provisions currently contained in Rule 145(c) in a manner that would apply to this transaction.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

  The following discussion summarizes the material federal income tax considerations of the Merger that are generally applicable to holders of IXYS Capital Stock. This discussion assumes that holders of shares of IXYS Capital Stock hold such shares as capital assets. This discussion is based on currently existing provisions of the Code, existing Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to the IXYS stockholders.

  IXYS stockholders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular IXYS stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, banks, insurance companies or tax-exempt organizations, who are subject to the alternative minimum tax provisions of the Code, who are non-United States persons, who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions or who hold their shares as a hedge or as part of a hedging, straddle, conversion or other risk reduction transaction. In addition, the following discussion does not address the tax consequences of the Merger under foreign, state or local tax laws or the tax consequences of transactions effectuated prior to or after the Merger (whether or not such transactions are in connection with the Merger).

  It is the opinion of Cooley Godward LLP ("Cooley Godward"), counsel to IXYS, and Pillsbury Madison & Sutro LLP ("Pillsbury"), counsel to Paradigm, that the Merger will constitute a reorganization (a "Reorganization") pursuant to
Section 368(a) of the Code (collectively, the "Tax Opinions"). In addition, IXYS' obligation to consummate the Merger is conditioned on the receipt by IXYS of an opinion from Cooley Godward, confirming that the Merger will constitute a Reorganization (the "Closing Opinion"). Such condition will not be waived without a resolicitation of the IXYS' stockholders' consent. Cooley Godward has advised IXYS that it currently expects to be able to deliver such Closing Opinion. See "The Merger Agreement--Conditions to of the Merger--IXYS' Conditions." The Tax Opinions and Closing Opinion (i) will not be binding on the Internal Revenue Service (the "IRS") nor preclude the IRS from adopting a contrary position, (ii) will be based on the assumptions discussed below, as well as representations received from Paradigm, Merger Subsidiary and IXYS,
(iii) will be based on the assumption that the Merger will be consummated in accordance with the terms of the Merger Agreement and (iv) will be subject to the limitations discussed below. Neither Paradigm nor IXYS has requested, or will request, a ruling from the IRS with regard to any of the federal income tax consequences of the Merger. The Tax Opinions and Closing Opinion assume and are conditioned upon (i) the truth and accuracy of the statements, covenants, representations and warranties contained in the Merger Agreement, in the representations received from Paradigm, Merger Subsidiary and IXYS to support the Tax Opinions and Closing Opinion (the "Tax Representations") and in all other instruments and documents related to the formation, organization and operation of Paradigm, Merger Subsidiary and IXYS examined by and relied upon by Cooley Godward and Pillsbury in connection with the Merger; (ii) that original documents submitted to such counsel are authentic, documents submitted to such counsel as copies conform to the original documents, and that all such documents have been (or will be by the Effective Time) duly and validly executed and delivered where due execution and delivery are a prerequisite to the effectiveness thereof; (iii) that all covenants contained in the Merger Agreement and in the Tax Representations are performed without waiver or breach of any material provision thereof; and (iv) that any representation or statement made "to the best of knowledge" or similarly qualified is correct without such qualification.

  Subject to the limitations and qualifications referred to herein and in the Tax Opinions and Closing Opinion, it is the opinion of Cooley Godward and Pillsbury that as a result of the Merger's qualifying as a Reorganization, the following U.S. federal income tax consequences will result:

  . No gain or loss will be recognized for federal income tax purposes by the holders of IXYS Capital Stock upon the receipt of common stock of the Combined Company solely in exchange for such IXYS Capital Stock in the Merger (except to the extent that cash is received in lieu of fractional shares).

  . The aggregate tax basis of the common stock of the Combined Company so received by IXYS stockholders in the Merger (including any fractional shares of common stock of the Combined Company not actually received) will be the same as the aggregate tax basis of the IXYS Capital Stock surrendered in exchange therefor.

  . The holding period of the common stock of the Combined Company so received by each IXYS stockholder in the Merger will include the holding period of the shares of IXYS Capital Stock surrendered in exchange therefor.

  . Cash payments received by holders of IXYS Capital Stock in lieu of fractional shares of common stock of the Combined Company will be treated as if such fractional shares had been issued in the Merger and then redeemed by Paradigm. An IXYS stockholder receiving such cash will recognize gain or loss upon such payment, measured by the difference (if any) between the amount of cash received and the basis allocated to such fractional share. The gain or loss should be capital gain or loss, provided that each such fractional share of common stock of the Combined Company was held as a capital asset at the Effective Time of the Merger.

  . A holder of IXYS Capital Stock who exercises appraisal rights with respect to a share of IXYS Capital Stock and receives a cash payment for such shares generally should recognize capital gain or loss measured by the difference between the stockholder's basis in such share and the amount of cash received, provided that such payment is not "essentially equivalent to a dividend" within the meaning of Section 302 of the Code nor has the effect of a distribution of a dividend within the meaning of
     Section 356(a)(2) of the Code after giving effect to the constructive ownership rules of the Code (collectively, a "Dividend Equivalent Transaction"). A sale of shares pursuant to an exercise of appraisal rights generally will not be a Dividend Equivalent Transaction if, as a result of such exercise, the stockholder exercising the appraisal rights owns no shares of capital stock of the Combined Company (either actually or constructively within the meaning of Section 318 of the Code) immediately after the Merger.

  A successful IRS challenge to the Reorganization status of the Merger could result in significant adverse tax consequences to IXYS stockholders. An IXYS stockholder would recognize gain or loss with respect to each share of IXYS Capital Stock surrendered equal to the difference between the stockholder's basis in such share and the fair market value, as of the Effective Time, of the common stock of the Combined Company received in exchange therefor. In such event, a stockholder's aggregate basis in the common stock of the Combined Company so received would equal its fair market value, and the stockholder's holding period for such stock would begin the day after the Merger is consummated.

  Even if the Merger qualifies as a Reorganization, a recipient of common stock of the Combined Company would recognize income to the extent that, for example, any such shares were determined to have been received in exchange for services, to satisfy obligations or in consideration for anything other than the IXYS Capital Stock surrendered. In addition, to the extent that an IXYS stockholder were treated as receiving (directly or indirectly) consideration other than common stock of the Combined Company in exchange for such stockholder's IXYS Capital Stock, gain, if any, would have to be recognized.

  Certain noncorporate IXYS stockholders may be subject to backup withholding at a rate of 31% on cash payments received in lieu of a fractional share interest in common stock of the Combined Company. Backup withholding will not apply, however, to a stockholder who furnishes a correct taxpayer identification number ("TIN") and certifies that he, she or it is not subject to backup withholding on the substitute Form W-9 included in the Letter of Transmittal, who provides a certificate of foreign status on Form W-8, or who is otherwise exempt from backup withholding. A stockholder who fails to provide the correct TIN on Form W-9 may be subject to a $50 penalty imposed by the IRS.

  Each IXYS stockholder will be required to retain records and file with such holder's U.S. federal income tax return a statement setting forth certain facts relating to the Merger.

  THE PRECEDING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT TO THE MERGER. THUS, HOLDERS OF IXYS CAPITAL STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER APPLICABLE TAX LAWS AND THE EFFECTS OF ANY PROPOSED CHANGES IN THE TAX LAWS.

ANTICIPATED ACCOUNTING TREATMENT

  In the proposed transaction, Paradigm will be acquiring all of the outstanding shares of IXYS stock and the combination will be accounted for under the purchase method of accounting. However, for financial accounting purposes the transaction will be accounted for as a "reverse merger" and IXYS' historical financial statements will be the financial statements of the post-merger Combined Company. Under the purchase method of accounting, Paradigm's results of operations will be combined with those of IXYS from and after the Effective Time, and Paradigm's specific tangible and identifiable intangible assets and liabilities will be recorded in IXYS' financial statements at their respective fair values at the Effective Time. The excess of the purchase price over the fair value of Paradigm's specific tangible and identifiable intangible assets and liabilities will be recorded as goodwill and amortized over a period not expected to exceed three years. The fiscal year end of the Combined Company will be March 31.

REGULATORY MATTERS

  Paradigm and IXYS are not aware of any governmental or regulatory requirements relating to the consummation of the Merger, other than compliance with the HSR Act. Under the HSR Act and the rules promulgated thereunder by the FTC, the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division and specified waiting period requirements have been satisfied or early termination of the waiting period is granted at the request of Paradigm and IXYS. On May 13, 1998, Paradigm and ABB filed notification and report forms under the HSR Act with the FTC and the Antitrust Division. They have subsequently received a notice of early termination of such waiting period from the FTC.

RIGHTS OF APPRAISAL

  If the Merger is consummated, stockholders of IXYS who make the demand described below with respect to their shares, who continuously are the record holders of such shares through the Effective Time, who otherwise comply with the statutory requirements of Section 262 of the DGCL (a copy of which Section is attached as Annex C to this Joint Proxy Statement/Prospectus) and who neither vote in favor of the Merger Agreement nor consent thereto in writing will be entitled to an appraisal by the Delaware Court of Chancery (the "Delaware Court") of the fair value of their shares of IXYS Capital Stock. Except as set forth herein, stockholders of IXYS will not be entitled to appraisal rights in connection with the Merger. Holders of Paradigm Common Stock do not have rights of appraisal under Section 262 in connection with the Merger because Paradigm is not a constituent corporation in the Merger.

  A holder of shares of IXYS Capital Stock wishing to exercise dissenters' rights of appraisal must, before the taking of the vote on the Merger at the IXYS Special Meeting, deliver to IXYS a written demand for appraisal of such shares. A demand for appraisal will be sufficient if it reasonably informs IXYS of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his or her shares. A proxy or vote against the Merger shall not constitute such a demand. A failure to vote against the Merger shall not constitute waiver of appraisal rights.

  Within 10 days after the Effective Time, the Surviving Corporation shall notify each stockholder of IXYS who has satisfied the foregoing conditions and not voted in favor of the Merger as of the date on which the

Merger became effective. Within 120 days after the Effective Time, either the Surviving Corporation or any stockholder who has complied with the required conditions of Section 262 may file a petition in the Delaware Court, with a copy served on the Surviving Corporation in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all dissenting stockholders. There is no present intent on the part of the Surviving Corporation to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that the Surviving Corporation will file such a petition or that the Surviving Corporation will initiate any negotiations with respect to the fair value of such shares. Accordingly, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Within 120 days after the Effective Time, any stockholder who has theretofore complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation, a statement setting forth the aggregate number of shares of IXYS Capital Stock not voted in favor of the Merger and the number of shares of IXYS Capital Stock with respect to which demands for appraisal have been received by IXYS and the aggregate number of holders of such shares. Such statement must be mailed within 10 days after the written request therefor has been received by the Surviving Corporation or within 10 days after expiration of the period for the delivery of demands for appraisal, whichever is later.

  If a petition for an appraisal is timely filed, at the hearing on such petition, the Delaware Court will determine which stockholders are entitled to appraisal rights. The Delaware Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the Delaware Court will appraise the shares of IXYS Capital Stock owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the Delaware Court is to take into account all relevant factors. In Weinberger v. UOP Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw light on future prospects of the merged corporation. In Weinberger, the Delaware Supreme Court stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." However, the court noted that, in determining fair value under Section 262, "the speculative elements of value that may arise from the "accomplishment' or "expectation' of the merger are excluded."

  Holders of shares of IXYS Capital Stock considering seeking appraisal should recognize that the fair value of their shares determined under Section 262 could be more than, the same as or less than the consideration they are entitled to receive pursuant to the Merger Agreement if they do not seek appraisal of their shares. The cost of the appraisal proceeding may be determined by the Delaware Court and taxed against the parties as the Delaware Court deems equitable in the circumstances. Upon application of a dissenting stockholder of IXYS, the Delaware Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorney's fees and the fees and expenses of experts, be charged pro rata against the value of all shares of stock entitled to appraisal.

  From and after the Effective Time, no stockholder who has demanded appraisal rights in compliance with the requirements of Section 262 of the DGCL will be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions that were payable to record holders prior to the Effective Time).

  At any time within 60 days after the Effective Time, any stockholder will have the right to withdraw such demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time, stockholders' rights to appraisal will cease, and all holders of shares of IXYS Capital Stock will be entitled to receive the consideration offered pursuant to the Merger Agreement. Inasmuch as the Surviving Corporation has no obligation to file such a petition, and the Surviving Corporation has no present intention to do so, any holder of shares of IXYS Capital Stock who desires such a petition to be filed is advised to file it on a timely basis. No petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just.

  The foregoing is only a summary of Section 262, and is qualified in its entirety by reference to the provisions thereof, the full text of which is set forth as Annex C to this Joint Proxy Statement/Prospectus. Each stockholder of IXYS is urged to read carefully the full text of Section 262.

NO PARADIGM APPRAISAL RIGHTS

  Holders of Paradigm Common Stock are not entitled to appraisal rights under the DGCL because Paradigm is not a constituent corporation to the Merger Agreement under the DGCL.

RESALE OF PARADIGM COMMON STOCK

  The Paradigm Common Stock issued in connection with the Merger will be freely transferable, except that shares issued to any IXYS stockholder who is an Affiliate of IXYS or who becomes an Affiliate of the Combined Company are subject to certain restrictions on resale. An Affiliate is defined generally as including, without limitation, directors, certain executive officers and certain other persons who control a company. Certain stockholders of IXYS who may be deemed to be Affiliates have executed agreements that prohibit the sale, transfer or other disposition of common stock of the Combined Company received by such stockholders in the Merger, except where such sale, transfer or other disposition (i) is effected pursuant to an effective registration statement under the Securities Act, (ii) is made in conformity with the requirements of Rule 145 under the Securities Act, (iii) is made in reliance upon a written opinion of counsel that such sale, transfer or other disposition is exempt from registration under the Securities Act, or (iv) is made in reliance upon the written advice from an authorized representative of the Commission to the effect that the Commission would take no action with respect to such sale, transfer or other disposition. See "--Affiliate Agreements."

MANAGEMENT AFTER THE MERGER

  At the Effective Time, all directors and executive officers of Paradigm shall resign from their respective positions as director or executive officer (but not as employee), except for Mr. Kochman who shall remain as a director of the Combined Company. At the Effective Time, Dr. Zommer, Mr. Agbayani and Dr. Karg will be appointed to the board of directors of the Combined Company. It is currently expected that the executive officers of IXYS will serve after the Effective Time as the executive officers of the Combined Company.

          THE PARADIGM BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF
                            THE ISSUANCE PROPOSAL.

            THE IXYS BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF
                             THE MERGER PROPOSAL.

                             THE MERGER AGREEMENT

GENERAL

  The following is a summary of the material provisions of the Merger Agreement, a copy of which is attached as Annex 1 to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. However, the following is not a complete statement of all provisions of the Merger Agreement and related agreements. Statements made in this Joint Proxy Statement/Prospectus with respect to the terms of the Merger Agreement and such related agreements are qualified in their respective entireties by reference to the more detailed information set forth in the Merger Agreement and such related agreements.

  The Merger Agreement provides for the merger of Merger Subsidiary with and into IXYS. As a result of the Merger, Merger Subsidiary will cease to exist, IXYS will become a wholly-owned subsidiary of Paradigm and the former stockholders of IXYS will become the holders of a majority of the outstanding shares of Paradigm Common Stock. IXYS will continue as the surviving corporation of the Merger (the "Surviving Corporation") and will retain all of its separate corporate existence, with all its purposes, objects, rights, privileges, powers and franchises unaffected by the Merger. Merger Subsidiary has been formed solely for the purpose of effecting the Merger, and there will be no other activity in Merger Subsidiary. The Merger will become effective upon the filing of a Certificate of Merger with the Delaware Secretary of State. Such filing is anticipated to take place as soon as practicable after the approval of the Merger Proposal by the IXYS stockholders and approval of the Issuance Proposal, Reverse Stock Split Proposal, Increased Authorization Proposal and Name Change Proposal by the Paradigm stockholders, subject to the satisfaction or waiver of the other conditions to the Merger. It is currently anticipated that the Merger will be consummated, and the Effective Time will occur, in August 1998. There can be no assurance, however, that the conditions to the Merger will be satisfied by such date, or at all, or that the Merger Agreement will not be terminated. See "--Conditions to the Merger" and "The Merger Proposal and the Issuance Proposal--Regulatory Matters."

MERGER CONSIDERATION

  IXYS Capital Stock. Subject to the provisions contained in the Merger Agreement relating to the payment of cash in lieu of fractional shares, at the Effective Time, each share of IXYS Capital Stock then outstanding (except for any such shares held by IXYS as treasury stock and any shares held by Paradigm or any subsidiary of Paradigm or IXYS) will be converted into the right to receive Paradigm Common Stock based on the Exchange Ratio.

  The Exchange Ratio shall be the greater of two ratios. The two ratios will be evaluated, and the greater of the two ratios will be determined and fixed, immediately prior to the Effective Time. The Percentage Formula Ratio will be determined according to the following formula:

                                  A = 19 X  B
                                      -------
                                         C

where "A" is the Percentage Formula Ratio, "B" is the fully diluted capitalization of Paradigm, immediately prior to the Effective Time and having given effect to the Reverse Stock Split, expressed as the sum of (x) the number of shares of Paradigm Common Stock outstanding, (y) the number of shares of Paradigm Common Stock into which the outstanding Paradigm Preferred Stock converts and (z) the aggregate number of shares of Paradigm Common Stock for which outstanding warrants, options or other rights to acquire Paradigm Common Stock are exercisable and "C" is the fully diluted capitalization of IXYS immediately prior to the Effective Time, expressed as the sum of (A) the number of shares of IXYS Common Stock outstanding, (B) the number of shares of IXYS Common Stock issuable upon conversion of the outstanding shares of IXYS Preferred Stock and (C) the aggregate number of shares of IXYS Common Stock for which outstanding warrants, options or other rights to acquire IXYS Common Stock are exercisable.

  The Valuation Formula Ratio will be determined according to the following formula:

                               D = $150,000,000
                                    ---------
                                     (E X C)

where "D" is the Valuation Formula Ratio, "E" is the average of the closing sale prices of Paradigm Common Stock for the ten trading days ending (and including) the trading day two business days prior to the date of the Paradigm Annual Meeting (appropriately adjusted to reflect the Reverse Stock Split) and "C" is the IXYS Fully Diluted Capitalization.

  For illustrative purposes only, the table below sets forth examples estimating the Exchange Ratio for several alternative values of Paradigm Common Stock.

                                           AFTER
                                         PROPOSED
                                         15-FOR-1
         INITIAL                       REVERSE SPLIT                                 EXCHANGE
     STOCK PRICE (1)                    STOCK PRICE                                  RATIO (2)
     ---------------                   -------------                                 ---------
        $5.00                           $75.00                                       0.013609
        $4.75                           $71.25                                       0.013701
        $4.50                           $67.50                                       0.013802
        $4.25                           $63.75                                       0.013916
        $4.00                           $60.00                                       0.014044
        $3.75                           $56.25                                       0.014188
        $3.50                           $52.50                                       0.014354
        $3.311107                       $49.666605                                   0.014495
        $3.25                           $48.75                                       0.014768
        $3.00                           $45.00                                       0.015999
        $2.75                           $41.25                                       0.017453
        $2.50                           $37.50                                       0.019198
        $2.25                           $33.75                                       0.021332
        $2.00                           $30.00                                       0.023998
        $1.75                           $26.25                                       0.027426
        $1.50                           $22.50                                       0.031997
        $1.25                           $18.75                                       0.038397
        $1.00                           $15.00                                       0.047996
        $0.75                           $11.25                                       0.063995
        $0.50                           $ 7.50                                       0.095992
        $0.25                           $ 3.75                                       0.191984

  --------
  (1) Stock price based on fluctuating stock prices for illustrative purposes.

  (2) Based on the proposed 15-for-1 reverse stock split. Please note that where the initial stock price of Paradigm Common Stock was less than $3.311107 per share, the Valuation Formula Ratio was used because the value of the total number of shares the IXYS stockholders would receive under the Percentage Formula Ratio (in using that price) would have been less than $150 million. Conversely, if the initial stock price of Paradigm was more than $3.311107 per share, then the Percentage Formula Ratio was used. Therefore, all exchange ratio calculations made based on initial stock prices of Paradigm that were above $3.311107 were calculated using the Percentage Formula Ratio and all exchange ratio calculations made based on initial stock prices of Paradigm that were below $3.311107 were calculated using the Valuation Formula Ratio. Therefore, the "benchmark" stock price is $3.311107 per share.

  For each value of Paradigm Common Stock set forth in the foregoing table, the table assumes that the outstanding shares of Paradigm Preferred Stock are converted into Paradigm Common Stock in accordance with the terms of the Paradigm Certificate of Incorporation based upon a five (5) day closing bid price average equivalent to the value set forth for Paradigm Common Stock in the table. The number of shares of Paradigm Common Stock issuable upon conversion of the Paradigm Preferred Stock is subject to adjustment depending on the date of the conversion thereof, and could be materially less or more than such estimated amount depending on factors which cannot be predicted by Paradigm, including, among other things, the future market price of Paradigm Common Stock. Additionally, for each value of Paradigm Common Stock set forth in the foregoing table, the table assumes that the ten (10) day average of closing sale prices for Paradigm Common Stock to be used in the Valuation Formula Ratio is equivalent to the value set forth in the table. Additionally, the table assumes (i) a variable number of shares representing the Paradigm Fully Diluted Capitalization which, as of June 16, 1998, was 223,128 shares and (ii) an IXYS Fully Diluted Capitalization of 208,350,429 shares, based on securities outstanding on June 16, 1998. Finally, the table assumes the Reverse Stock Split has taken place (collectively, the "Exchange Ratio Assumptions"). Consequently, at any given value for Paradigm Common Stock in the table, the actual Exchange Ratio will vary from the number set forth in the table if the averages of the closing sale prices of Paradigm Common Stock differ from one another or the price of Paradigm Common Stock at the Effective Time or if the fully diluted capitalization of either company at the Effective Time varies from the amount assumed herein. The actual value of the consideration and the number of shares to be issued by Paradigm may differ from the value of the consideration and the number of shares to be issued in accordance with the Assumed Exchange Ratio. The number of shares to be issued in connection with the Valuation Formula Ratio (if such exchange ratio is used) will not be determined until immediately preceding the Annual Stockholder Meeting of Paradigm and the number of shares to be issued in connection with the Percentage Formula Ratio (if such exchange ratio is used) will not be determined until immediately prior to the Effective Time. In both instances, fluctuating market conditions relating to Paradigm's trading price are a factor and may cause the final exchange ratio to be different from the Assumed Exchange Ratio.

  As of June 16, 1998, the value of the IXYS Fully Diluted Capitalization would be less than $150 million if the Percentage Formula Ratio were used. Therefore, in accordance with the Merger Agreement, the Valuation Formula Ratio was used to calculate the Assumed Exchange Ratio instead of the Percentage Formula Ratio.

  No Fractional Shares. No fractional shares of Paradigm Common Stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued. In lieu of such fractional shares, any holder of IXYS Capital Stock who would otherwise be entitled to receive a fraction of a share of Paradigm Capital Stock (after aggregating all fractional shares of Paradigm Common Stock issuable to such holder) will, upon surrender of such holder's stock certificate(s) representing IXYS Capital Stock to the Exchange Agent, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Paradigm Common Stock on the Nasdaq SmallCap Market on the date the Merger becomes effective.

STOCK OPTIONS; WARRANTS

  Stock Options. At the Effective Time, all rights with respect to IXYS Common Stock in connection with IXYS Options then outstanding shall be converted into and become rights with respect to Paradigm Common Stock, and each such option shall be assumed by Paradigm and continue to have, and be subject to, the same terms and conditions, including any restriction on the exercise of any such option, except that (i) each such option assumed by Paradigm may be exercisable solely for shares of Paradigm Common Stock; (ii) the number of shares of Paradigm Common Stock subject to each such option shall be equal to the number of shares of IXYS Common Stock subject to such option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the nearest whole share (with cash, less the applicable exercise price, being payable for any fraction of a share); and (iii) the exercise price per share under each such option shall equal the exercise price immediately prior to the Effective Time divided by the Exchange Ratio and rounding up to the nearest hundredth of a cent. After the Effective Time, Paradigm will file with the Commission, no later than 30 days after the date on which the Registration Statement on Form S-4 becomes effective, a Registration Statement on Form S-8 relating to the shares of Paradigm Common Stock issuable with respect to the assumed IXYS Options.

  Warrants. At the Effective Time, all rights with respect to IXYS Warrants then outstanding shall be converted into and become rights with respect to Paradigm Common Stock, and Paradigm shall assume each such IXYS Warrant in accordance with the terms of the Warrant by which it is evidenced, except that
(i) each such IXYS Warrant assumed by Paradigm may be exercised solely for shares of Paradigm Common Stock;

(ii) the number of shares of Paradigm Common Stock subject to each such IXYS Warrant shall be equal to the number of shares of IXYS Common Stock subject to such IXYS Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio, rounding down to the nearest whole share (with cash, less the applicable exercise price, being payable for any fraction of a share); and
(iii) the per share exercise price under each such IXYS Warrant shall be adjusted by dividing the per share exercise price under such IXYS Warrant by the Exchange Ratio and rounding up to the nearest hundredth of a cent.

STOCK OWNERSHIP FOLLOWING THE MERGER

  Assuming the Exchange Ratio Assumptions, the occurrence of the Reverse Stock Split and a price per share of Paradigm Common Stock of $18.519 (after the Reverse Stock Split), the Assumed Exchange Ratio based on the Valuation Formula Ratio of 0.038876 would result. At the Assumed Exchange Ratio and based upon the foregoing assumptions, an aggregate of approximately 7,138,459 shares of Common Stock of the Combined Company will be issued to holders of IXYS Common Stock and an additional approximately 961,372 shares of Common Stock of the Combined Company will be issuable to holders of options and warrants exercisable for IXYS Capital Stock. Based upon the number of shares of Paradigm Common Stock issued and outstanding as of the Paradigm Record Date, and after giving effect to the Reverse Stock Split and the additional shares of Paradigm Common Stock that are proposed to be issued in the Merger and assuming the Valuation Formula Exchange Ratio is applicable (and assuming no exercise of outstanding options to purchase Paradigm Common Stock or IXYS Common Stock), the former holders of IXYS Capital Stock would hold approximately 97.1% of the Combined Company's total issued and outstanding shares and the former stockholders of Paradigm will hold the balance of the Combined Company's total issued and outstanding shares, estimated to be approximately 2.9%.

CONVERSION OF SHARES; PROCEDURES FOR EXCHANGE OF CERTIFICATES

  As soon as reasonably practicable after the Effective Time, the Exchange Agent will mail to the registered holders of IXYS Common Stock (i) the Letter of Transmittal and (ii) instructions for use of the Letter of Transmittal in effecting the surrender of IXYS Stock Certificates in exchange for certificates representing Paradigm Common Stock. Upon surrender of an IXYS Stock Certificate to the Exchange Agent for exchange, together with a duly executed Letter of Transmittal and such other documents as may be reasonably required by the Exchange Agent or Paradigm, the holder of such IXYS Stock Certificate shall be entitled to receive in exchange therefor a certificate representing the whole number of shares of Paradigm Common Stock that such holder has the right to receive. No fractional shares of Paradigm Common Stock will be issued in connection with the Merger, and no certificates for any such fractional shares will be issued. After the Effective Time and until surrendered as provided above, such certificates shall be deemed to represent only the right to receive certificates representing the number of shares of Paradigm Common Stock into which the shares of IXYS Capital Stock formerly represented by such IXYS stock certificates were converted in the Merger and a cash payment in lieu of any fractional shares. See "--No Fractional Shares." Although holders of IXYS Capital Stock are encouraged to surrender their stock certificates for exchange promptly after the consummation of the Merger, there is no deadline for holders of IXYS Capital Stock to surrender their stock certificates in exchange for certificates representing the common stock of the Combined Company.

  IXYS STOCKHOLDERS ARE REQUESTED NOT TO SURRENDER THEIR IXYS STOCK CERTIFICATES FOR EXCHANGE UNTIL SUCH TRANSMITTAL LETTER AND INSTRUCTIONS ARE RECEIVED BY THEM.

EFFECT ON CERTIFICATES

  At the Effective Time, (i) all shares of IXYS Common Stock outstanding immediately prior to the Effective Time will automatically be canceled and retired and will cease to exist, and all holders of certificates representing shares of IXYS Common Stock that were outstanding immediately prior to the Effective Time will cease to have any rights as stockholders of IXYS, and (ii) the stock transfer books of IXYS will be closed with respect to all shares of IXYS Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of IXYS Capital Stock will be made on such stock transfer books after the Effective Time. If, after the Effective Time, an IXYS Stock Certificate is presented to the Exchange Agent (or to IXYS or Paradigm), such IXYS Stock Certificate will be canceled and will be exchanged as provided above under the caption "--Conversion of Shares; Procedures for Exchange of Certificates."

CORPORATE MATTERS

  As of the Effective Time, the Certificate of Incorporation of the Surviving Corporation will be amended and restated to conform to the form of certificate of incorporation attached to the Merger Agreement, and the Bylaws of the Surviving Corporation will be the Bylaws of IXYS as in effect immediately prior to the Effective Time. The Merger Agreement provides that concurrently with the Effective Time, certain directors and officers of Paradigm will resign and the directors of the Combined Company immediately after the Effective Time shall be Messrs. Zommer, Karg, Agbayani and Kochman, and the officers of the Combined Company immediately after the Effective Time shall be the officers of IXYS, occupying corresponding positions at the Combined Company.

REPRESENTATIONS AND WARRANTIES

  The Merger Agreement contains various representations and warranties of the parties thereto. The Merger Agreement includes representations and warranties by IXYS, as to, among other things, (i) its corporate organization, standing and power; (ii) its capitalization; (iii) the accuracy of IXYS' financial statements; (iv) the absence of certain changes with respect to its business, condition, assets, capitalization, liabilities, operations or financial performance or prospects since the date of certain financial statements delivered to Paradigm; (v) the validity of IXYS' title to, and certain other matters relating to, the assets purported to be owned by IXYS that are material to its business; (vi) certain matters relating to IXYS' accounts receivables and inventory; (vii) intellectual property matters; (viii) material contracts and the absence of any material breaches or violations thereof; (ix) certain business practices; (x) compliance with legal requirements and the maintenance of necessary governmental authorizations to conduct its business; (xi) tax matters; (xii) employee and labor matters and employee benefit plans; (xiii) compliance with environmental laws; (xiv) insurance matters; (xv) transactions with certain parties related to IXYS;
(xvi) the absence of pending or threatened litigation; (xvii) IXYS' corporate power and authority to enter into, and the enforceability against IXYS of, the Merger Agreement, (xviii) the absence of discussions or negotiations regarding any other merger or similar transaction; (xix) the vote of IXYS stockholders necessary to adopt and approve the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement; (xx) the Merger Agreement's non-contravention of laws, agreements and governmental permits; and (xxi) the absence of financial advisors employed by IXYS.

  The Merger Agreement also includes representations and warranties by Paradigm and Merger Subsidiary as to, among other things, (i) their corporate organization, standing and power; (ii) Paradigm's capitalization; (iii) the accuracy of Paradigm's financial statements and information contained in certain filings of Paradigm with the Commission; (iv) the absence of certain changes with respect to Paradigm's business, condition, assets, capitalization, liabilities, operations or financial performance or prospects since the date of certain financial statements delivered to IXYS; (v) the validity of Paradigm's title to, and certain other matters relating to, the assets purported to be owned by Paradigm that are material to its business;
(vi) certain matters relating to Paradigm's accounts receivables and inventory; (vii) intellectual property matters; (viii) material contracts and the absence of any material breaches or violations thereof; (ix) certain business practices; (x) compliance with legal requirements and the maintenance of necessary governmental authorizations to conduct Paradigm's business; (xi) tax matters; (xii) employee and labor matters and employee benefit plans;
(xiii) compliance with environmental laws; (xiv) insurance matters; (xv) transactions with certain parties related to Paradigm; (xvi) the absence of pending or threatened litigation; (xvii) the corporate power and due authorization for, and enforceability of, the Merger Agreement, with respect to Paradigm and Merger Subsidiary; (xviii) the absence of discussions or negotiations regarding any other merger or similar transaction; (xix) the vote of Paradigm stockholders necessary to approve the Issuance Proposal, the Reverse Stock Split Proposal, the Increased

Authorization Proposal and the Name Change Proposal in connection with the Merger Agreement; (xx) the Paradigm Preferred Stock Conversion; (xxi) the Merger Agreement's non-contravention of laws, agreements and governmental permits; (xxii) the fairness opinion from Paradigm's financial advisor; and (xxiii) the fees of financial advisors employed by Paradigm and Merger Subsidiary.

  None of the representations and warranties of IXYS, Paradigm or Merger Subsidiary contained in the Merger Agreement or in any certificate delivered pursuant to the Merger Agreement shall survive the Merger.

COVENANTS

  Conduct of Paradigm's Business Prior to the Effective Time. Pursuant to the Merger Agreement, Paradigm has agreed that, prior to the Effective Time, it shall (i) provide IXYS with reasonable access to Paradigm's officers, directors, employees, agents, attorneys, accountants, advisors, representatives, personnel and assets and to all existing books, records, tax returns, work papers and other relevant documents and information; (ii) provide IXYS copies of such documents and any additional information reasonably requested; (iii) conduct its business and operations in the ordinary course, in accordance with past practices, and in material compliance with legal requirements and contractual requirements; (iv) use all reasonable efforts to preserve intact its current business organization, to keep available the services of its current officers and employees, and to maintain its relations and goodwill with all individuals and entities with which it has a business relationship; (v) keep in full force all material insurance policies; and (vi) cause its officers (to the extent required by IXYS) to report regularly to IXYS concerning the status of Paradigm's business.

  In addition, Paradigm has agreed that, prior to the Effective Time, and subject to certain qualifications, it shall not do any of the following without the written consent of IXYS: (i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities; (ii) sell, issue, grant or authorize shares of Paradigm Common Stock or securities or rights exercisable for or convertible into shares of Paradigm Common Stock (except (A) in connection with a sale of preferred stock of Paradigm that is convertible, in the aggregate, into not more than 200,000 shares of Paradigm Common Stock (a "Preferred Sale"), (B) the issuance of Paradigm Common Stock upon the valid exercise of options outstanding as of the date of the Merger Agreement, and (C) the repricing of outstanding stock options or the granting of stock awards in exchange for the cancellation of existing stock options, provided that the aggregate number of shares so repriced or granted, when combined with the number of shares subject to options that are not repriced or canceled, does not exceed 103,976); (iii) amend or waive any rights, or accelerate the vesting under, any provision of Paradigm's stock option plans, any provision of any agreement evidencing any outstanding stock option or any restricted stock purchase agreement, or otherwise modify any of the terms of any outstanding option, warrant or other security, except for the full vesting of Paradigm stock options that may occur at the Effective Time as a result of the Merger or any repricing of stock options; (iv) except as contemplated by the Merger Agreement and except in connection with a Preferred Sale, amend its certificate of incorporation or bylaws or become a party to any merger, recapitalization or similar transaction; (v) form any subsidiary or acquire any equity interest in any other entity; (vi) expend more than an aggregate of $50,000 in capital expenditures; (vii) enter into, amend or terminate any material contract other than in the ordinary course of business; (viii) acquire, sell, lease or license any right or other asset, except in each case for assets acquired, leased, licensed or disposed of by Paradigm in the ordinary course of business consistent with past practices; (ix) write off as uncollectable any accounts receivable other than in the ordinary course of business; (xii) pledge or encumber any of its assets, except for pledges of immaterial assets made in the ordinary course of business and consistent with past practices; (xiii) except pursuant to lines of credit and subject to credit limits in effect prior to the date of the Merger Agreement and except for up to an additional $1,000,000 in indebtedness for borrowed money which may be incurred by Paradigm, lend money to any person or incur or guarantee any indebtedness;
(xiv) adopt or amend any employee benefit plan, pay any bonus or increase the amount of wages or other compensation payable to, any of its directors, officers or employees, except for severance and fully vested deferred compensation this is payable upon termination of employment from Paradigm without cause on or after the Effective Time; (xv) hire any new employee or engage any consultant or independent contractor; (xvi) change any of its accounting methods or practices; (xvii) make any tax election; (xviii) commence or settle any legal proceeding, except to enforce its rights under the Merger Agreement; (xix) enter into any material transaction or take any other material action outside the ordinary course of business; or (xx) agree or commit to do any of the foregoing.

  Conduct of IXYS' Business Prior to the Effective Time. Pursuant to the Merger Agreement, IXYS has agreed that, prior to the Effective Time, it shall provide Paradigm with reasonable access to IXYS' officers, directors, employees, agents, attorneys, accountants, advisors, representatives, personnel and assets and to all existing books, records, tax returns, work papers and other relevant documents and information and provide Paradigm copies of such documents and information. In addition, IXYS has agreed that, prior to the Effective Time, it shall not do any of the following without the written consent of Paradigm: (i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase or redeem any shares of capital stock or other securities except as IXYS deems appropriate to consummate the Merger; (ii) amend its certificate of incorporation or bylaws except as IXYS deems appropriate to consummate the Merger; or (iii) change any of its accounting methods or practices.

  Mutual Covenants. The Merger Agreement also contains certain additional covenants of the parties including covenants relating to: (i) the preparation and filing of the Registration Statement and Joint Proxy Statement/Prospectus;
(ii) IXYS' obligations with respect to the IXYS Special Meeting; (iii) Paradigm's obligations with respect to the Paradigm Annual Meeting; (iv) the filing of all notices, reports and documentation required by law to be filed with respect to the Merger and any other transaction contemplated by the Merger Agreement; (v) responses to inquiries and requests from the FTC or the Department of Justice or from any state attorney general or other governmental body in connection with antitrust or related matters; (vi) providing notice to the other party of any material legal proceeding with respect to the Merger or any other transaction contemplated by the Merger Agreement and keeping the other party informed of the status of such legal proceeding; (vii) making all filings and giving all notices that may be required in connection with the Merger and other transactions contemplated by the Merger Agreement and any and all consents required to be obtained in connection with the Merger or other transactions contemplated by the Merger Agreement; (viii) press releases, public statements and other disclosures relating to the Merger or other transactions relating to the Merger Agreement; and (ix) tax matters.

  Other Covenants. Pursuant to the Merger Agreement, Paradigm has agreed to
(i) effect the Paradigm Preferred Stock Conversion; (ii) cause the Paradigm Common Stock to be combined on a one hundred-fifty (150) for one (1) basis in one or more steps; (iii) the Increased Authorization; (iv) the Name Change;
(v) use reasonable efforts to obtain all necessary regulatory approvals under state securities laws; (vi) obtain and deliver to IXYS at the Closing the resignation of each officer and director of Paradigm, other than the resignation or Mr. Kochman as a director of Paradigm; (vii) take all necessary action to reconstitute the Paradigm Board to consist as of the Effective Time of Mr. Agbayani, Dr. Karg, Mr. Kochman and Dr. Zommer; and (viii) enter into a Registration Rights Agreement with ABB.

  Pursuant to the Merger Agreement, IXYS has agreed to use all reasonable efforts to cause each of its Affiliates to deliver an Affiliate Agreement to Paradigm prior to the date of mailing of the Joint Proxy Statement/Prospectus to IXYS' stockholders.

NON-SOLICITATION

  Pursuant to the Merger Agreement, Paradigm has agreed that it shall not, nor shall any of its officers, directors, employees, agents or representatives, directly or indirectly (i) solicit, initiate or encourage the making, submission or announcement of any "Acquisition Proposal" (which generally is defined to include any proposal for a transaction or series of transactions contemplating any merger, consolidation, tender offer, exchange offer or similar transaction involving the subject corporation in which any person would acquire more than 20% of the outstanding securities of any class of voting securities of the subject corporation or in which the subject corporation would issue more than 20% of the outstanding securities of any class of its voting securities, or contemplating the sale, lease, license or transfer of more than 50% of the subject corporation's business);

(ii) furnish any information regarding Paradigm in connection with an Acquisition Proposal; (iii) negotiate or engage in discussions with respect to an Acquisition Proposal; (iv) approve or recommend any Acquisition Proposal; or (v) enter into any letter of intent or other contract relating to an Acquisition Proposal; provided, however, that Paradigm may, prior to the vote of Paradigm's stockholders to approve the Issuance Proposal, engage in discussions or negotiations with and supply information to a third party who, without any involvement of Paradigm or its officers, employees, directors, agents or representatives after the date of the Merger Agreement, directly or indirectly, seeks to initiate negotiations or discussions if and to the extent that (A) the third party has presented an Acquisition Proposal that is financially superior to the terms of the Merger and has demonstrated that financing for such Acquisition Proposal is reasonably likely to be obtained (a "Superior Offer"), (B) the Paradigm Board has concluded in good faith that failure to take such action would result in a substantial likelihood of liability for breach of fiduciary duties, and (C) prior to entering into such discussions or negotiations, or furnishing such information, Paradigm notifies IXYS of its intent to do so, Paradigm obtains an executed confidentiality agreement from the third party, and Paradigm furnishes any such nonpublic information to IXYS prior to furnishing such information to the third party. Paradigm must promptly notify IXYS of any inquiries, offers or proposals relating to an Acquisition Proposal received after the date of the Merger Agreement and must keep IXYS informed of the status of any such inquiries, offers or proposals. In addition, as of the date of the Merger Agreement, Paradigm agreed to cease and terminate any then existing negotiations or discussions concerning an Acquisition Proposal.

  Pursuant to the Merger Agreement, IXYS has agreed that it shall not, nor shall any of its officers, directors, employees, agents or representatives, directly or indirectly (i) solicit, initiate or encourage the making, submission or announcement of any Acquisition Proposal; (ii) furnish any information regarding IXYS in connection with an Acquisition Proposal; (iii) negotiate or engage in discussions with respect to an Acquisition Proposal;
(iv) approve or recommend any Acquisition Proposal; or (v) enter into any letter of intent or other contract relating to an Acquisition Proposal; provided, however, that IXYS may, prior to the vote of IXYS' stockholders to approve the Merger Agreement, engage in discussions or negotiations with and supply information to a third party who, without any involvement of IXYS or its officers, employees, directors, agents or representatives after the date of the Merger Agreement, directly or indirectly, seeks to initiate negotiations or discussions if and to the extent that (A) the third party has presented an Acquisition Proposal that is a Superior Offer, (B) the IXYS Board has concluded in good faith that failure to take such action would result in a substantial likelihood of liability for breach of fiduciary duties, and (C) prior to entering into such discussions or negotiations, or furnishing such information, IXYS notifies Paradigm of its intent to do so, IXYS obtains an executed confidentiality agreement from the third party, and IXYS furnishes any such nonpublic information to Paradigm prior to furnishing such information to the third party. IXYS must promptly notify Paradigm of any inquiries, offers or proposals relating to an Acquisition Proposal received after the date of the Merger Agreement and must keep Paradigm informed of the status of any such inquiries, offers or proposals. In addition, as of the date of the Merger Agreement, IXYS agreed to cease and terminate any then existing negotiations or discussions concerning an Acquisition Proposal.

INDEMNIFICATION AND INSURANCE

  From and after the Effective Time, Paradigm will cause the Surviving Corporation to fulfill and honor in all respects the obligations of IXYS pursuant to (i) each indemnification agreement currently in effect between Paradigm and each person who is or was a director or officer of Paradigm at or prior to the Effective Time and (ii) any indemnification provision under IXYS' Certificate of Incorporation or bylaws and any indemnification provision under Paradigm's Certificate of Incorporation or bylaws, all as is in effect as of the date of the Merger Agreement. The Certificate of Incorporation and bylaws of the Surviving Corporation shall contain the provisions with respect to indemnification and exculpation from liability set forth in the IXYS' Certificate of Incorporation and bylaws on the date of Merger Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of any Indemnified Party.

  In addition, Paradigm shall maintain in effect for a period of three years after the Effective Time the policy of officers' and directors' liability insurance maintained by Paradigm on the date of the Merger Agreement, with coverage in the amount and scope, subject to certain limitations, at least as favorable as the Paradigm's existing directors' and officers' liability insurance coverage. Such limitations include the fact that the Combined Company shall not be required to maintain the directors' and officers' liability insurance as of the date of the Merger Agreement if equivalent coverage is provided to such directors and officers under another policy of directors' and officers' liability insurance. Further, if coverage is provided to such persons under another policy of officers' and directors' liability insurance, the Combined Company shall not be required to expend in any one year an amount in excess of 150% of the annual premium currently paid by Paradigm for such insurance, and if the annual premiums of such insurance coverage exceed 150% of the annual premium currently paid by Paradigm for such insurance, the Combined Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. See "The Merger Agreement--Indemnification and Insurance."

CONDITIONS TO THE MERGER

  General. The respective obligations of IXYS, Paradigm and Merger Subsidiary to effect the Merger and the other transactions contemplated by the Merger Agreement are subject to the satisfaction, at or prior to the closing under the Merger Agreement (the "Closing"), of each of the following conditions:

    (i) the Registration Statement of which this Joint Proxy
  Statement/Prospectus forms a part shall have become effective in accordance with the Securities Act, and no stop order shall have been issued by the Commission with respect thereto;

    (ii) the Merger Proposal shall have been duly approved;

    (iii) the Issuance Proposal, one hundred-fifty-for-one reverse stock split, Increased Authorization Proposal and Name Change Proposal and the Paradigm Preferred Stock Conversion shall have been duly approved;

    (iv) the shares of Paradigm Common Stock to be issued in the Merger shall have been approved for trading on the Nasdaq SmallCap Market;

    (v) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; and

    (vi) no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued and remain in effect; nor shall there have been any law, regulation or order enacted or deemed applicable to the Merger which makes the consummation of the Merger illegal.

  Paradigm's and Merger Subsidiary's Conditions. The obligations of Paradigm and Merger Subsidiary to effect the Merger are subject to the satisfaction, at or prior to the Closing, of the following conditions:

    (i) the representations and warranties of IXYS shall have been accurate in all material respects when made and as of the Closing Date;

    (ii) IXYS shall have complied with or performed all of the covenants required by the Merger Agreement to be performed at or prior to the Closing, in each case in all material respects;

    (iii) Paradigm shall have received a legal opinion of Cooley Godward and a certificate executed on behalf of IXYS by its Chief Executive Officer confirming that certain conditions have been duly satisfied;

    (iv) there shall have been no material adverse change in the business, condition, capitalization, assets, liabilities, operations or financial performance of IXYS; and

    (v) all material consents required to be obtained by IXYS in connection with the Merger shall have been obtained by IXYS and shall be in full force and effect.

  Although Paradigm and Merger Subsidiary do not currently expect to waive any of the conditions as set forth in the Merger Agreement, Paradigm and Merger Subsidiary would consider waiving the following conditions (as described above) in order to consummate the Merger; (i), (ii),
(iii), and (v). The parties do not currently expect to amend the registration statement and resolicit proxies if such conditions are waived unless the event giving rise to such waiver would materially and adversely affect the stockholders of Paradigm or IXYS or give rise to a materially altered transaction.

  IXYS' Conditions. The obligations of IXYS to effect the Merger are subject to the satisfaction, at or prior to the Closing, of the following conditions:

    (i) the representations and warranties of Paradigm and Merger Subsidiary shall have been accurate in all material respects when made and as of the Closing Date;

    (ii) Paradigm and Merger Subsidiary shall have complied with or performed all of the covenants required by the Merger Agreement to be performed at or prior to the Closing, in each case in all material respects;

    (iii) the Preferred Stock Conversion, the one hundred-fifty-for-one reverse stock split and the Increased Authorization shall have been duly effected;

    (iv) IXYS shall have received (i) affiliate agreements executed by each person who could reasonably be deemed to be an "affiliate" of IXYS; (ii) a legal opinion of Pillsbury; (iii) a legal opinion of Cooley Godward (or alternatively from Pillsbury) to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code; (iv) a certificate executed on behalf of Paradigm by its Chief Executive Officer confirming that certain conditions have been duly satisfied; (v) the written resignations of all executive officers of Paradigm (as officers and not as employees) and the resignation of all directors of Paradigm, except for the resignation of Mr. Kochman as a director of Paradigm; (vi) evidence of Paradigm's compliance with its covenant to reconstitute the Paradigm Board; and (vii) a Registration and Stockholder Rights Agreement executed by Paradigm and ABB;

    (v) there shall have been no material adverse change in the business, condition, capitalization, assets, liabilities, operations or financial performance of Paradigm;

    (vi) Paradigm Common Stock shall be traded on the Nasdaq SmallCap Market and IXYS shall be reasonably satisfied that Paradigm has complied with NASD Manual Rule 4330(f);

    (vii) not more than one percent (1%) of the outstanding shares of IXYS Common Stock and not more than one percent (1%) of the outstanding shares of IXYS Preferred Stock shall have appraisal rights available under Section 262 of the DGCL;

    (viii) Paradigm shall have received all permits and other authorizations required under applicable state securities laws for the issuance of shares of Paradigm Common Stock pursuant to the Merger;

    (ix) there shall not be any pending or threatened legal proceeding by a governmental body challenging or relating to the Merger;

    (x) there shall not be any pending or threatened legal proceeding in which there is a reasonable possibility of an outcome that would have a materially adverse effect on IXYS or Paradigm;

    (xi) all Paradigm tax returns due to be filed on or before the Closing Date shall have been filed and shall have been prepared in all material respects in compliance with all applicable legal requirements; and

    (iv) all material consents required to be obtained by Paradigm in connection with the Merger shall have been obtained by Paradigm and shall be in full force and effect.

  Although IXYS does not currently expect to waive any of the conditions as set forth in the Merger Agreement, IXYS would consider waiving the following conditions (as described above) in order to consummate the Merger: (i), (ii),
(iv) with respect to the Affiliate Agreements, the legal opinion of Pillsbury, and the certificate executed by the Chief Executive Officer, (vii), (x), and
(xi). The parties do not currently expect to amend the registration statement and resolicit proxies if such conditions are waived unless the event giving rise to such waiver would materially and adversely affect the stockholders of Paradigm or IXYS or give rise to a materially altered transaction.

TERMINATION

  The Merger Agreement may be terminated prior to the Effective Time:

    (i) by mutual written consent of Paradigm and IXYS;

    (ii) by either Paradigm or IXYS if the Merger shall not have been consummated by August 14, 1998 (unless the failure to consummate the Merger is attributable to a failure on the part of the party seeking to terminate the Merger Agreement to perform any material obligation required to be performed by such party at or prior to the Effective Time);

    (iii) by either Paradigm or IXYS if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

    (iv) by either Paradigm or IXYS if (i) the IXYS Special Meeting shall have been held and (ii) the Merger Agreement shall not have been adopted at such meeting by the IXYS stockholders;

    (v) by either Paradigm or IXYS if (i) the Paradigm Annual Meeting shall have been held and (ii) the Issuance Proposal, the one hundred-fifty-for-one reverse stock split, the Increased Authorization Proposal, the Name Change Proposal or the Paradigm Preferred Stock Conversion shall not have been adopted at such Paradigm Annual Meeting (or in the case of the sixty-for-one reverse stock split, in conjunction with any prior Paradigm stockholder meeting following the date of the Merger Agreement) by the Paradigm stockholders;

    (vi) by IXYS (at any time prior to the adoption of the Merger Agreement by the Paradigm Required Vote) if a Triggering Event shall have occurred;

    (vii) by Paradigm if any of IXYS' representations and warranties contained in the Merger Agreement shall be or shall have become materially inaccurate, or if any of IXYS' covenants contained in the Merger Agreement shall have been breached in any material respect; provided, however, that if an inaccuracy in IXYS' representations and warranties or a breach of a covenant by IXYS is curable by IXYS and IXYS is continuing to exercise all reasonable efforts to cure such inaccuracy or breach, then Paradigm may not terminate the Merger Agreement on account of such inaccuracy or breach; or

    (viii) by IXYS if any of Paradigm's representations and warranties contained in the Merger Agreement shall be or shall have become materially inaccurate, or if any of Paradigm's covenants contained in the Merger Agreement shall have been breached in any material respect; provided, however, that if an inaccuracy in Paradigm's representations and warranties or a breach of a covenant by Paradigm is curable by Paradigm and Paradigm is continuing to exercise all reasonable efforts to cure such inaccuracy or breach, then IXYS may not terminate the Merger Agreement on account of such inaccuracy or breach.

EXPENSES AND TERMINATION FEES

  All fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, (i) if the Merger Agreement is terminated by Paradigm or IXYS because the Issuance Proposal, the Reverse Stock Split Proposal, the Increase Authorization Proposal or the Name Change Proposal has not been adopted at the Paradigm Annual Meeting or the Paradigm Preferred Stock Conversion has not been effectuated, or if the Merger Agreement is terminated by IXYS because a Triggering Event has occurred, and (ii) if prior to the date six months after the date of such termination, (A) Paradigm enters into any agreement involving an Acquisition Transaction, (B) a tender offer, an exchange offer, or a share exchange is commenced that would constitute an Acquisition Transaction if completed or (C) an Acquisition Transaction is otherwise consummated (each, the "Alternate Transaction") then, upon consummation of such Alternate Transaction, Paradigm shall pay to IXYS, in cash, a nonrefundable fee in the amount of $500,000. If the Merger Agreement is terminated by Paradigm or IXYS because the Merger Agreement shall not have been adopted at the IXYS Special Meeting, then IXYS shall pay to Paradigm a nonrefundable fee in the amount of $500,000 to cover Paradigm's expenses in connection with the proposed transaction.

  In a separate agreement, ABB agreed that if IXYS were required to pay the termination fee described above, ABB would reimburse IXYS in an amount not to exceed $500,000 if (i) IXYS did not, on or prior to the date on which ABB was required to vote its shares on the Merger Agreement, waive any rights IXYS may have not to consummate the Merger because of Paradigm's failure to meet the condition relating to the absence of any material adverse change with respect to Paradigm and (ii) Dr. Zommer had voted all of the shares of IXYS Capital Stock owned by him in favor of the Merger Proposal.

AMENDMENT OF THE MERGER AGREEMENT

  The Merger Agreement may be amended in writing with the approval of the Boards of Directors of IXYS and Paradigm at any time before or after approval of the Merger; provided, however, that after such approval, no amendment shall be made which requires further approval of IXYS' stockholders or Paradigm's stockholders without such stockholder approval.

                       THE REVERSE STOCK SPLIT PROPOSAL

                  APPROVAL OF A FIFTEEN-FOR-ONE REVERSE
                    STOCK SPLIT OF PARADIGM'S COMMON STOCK

INTRODUCTION

  In June 1998, the Paradigm Board approved, subject to stockholders' approval solicited hereby, a proposal to amend Paradigm's Certificate of Incorporation to effectuate a reverse stock split of Paradigm's Common Stock in a ratio of fifteen-for-one (such that every fifteen shares shall be combined into one share).

  The directors propose to amend Paradigm's Certificate of Incorporation to reclassify the Paradigm Common Stock to effectuate a fifteen-for-one reverse stock split, par value $.01 per share, such that for every fifteen (15) pre-amendment common shares held by a stockholder, such holder would be entitled to one (1) post-amendment common share, fractional shares being rounded up to the nearest full post-amendment share, and outstanding warrants and options to purchase stock being adjusted accordingly. The Reverse Stock Split will become effective upon the filing with the Secretary of State of Delaware of an amendment to Paradigm's Certificate of Incorporation.

  Adjustments to the corporate financial statements to reflect the reclassification and reverse split are expected to be minimal. The immediate effect in the market would be expected to increase the trading price per share fifteenfold, and to decrease the number of post-amendment shares involved in a trade to one-fifteenth of the pre-amendment number of shares that would have been involved in an identical trade. Outstanding pre-amendment shares of Paradigm Common Stock of approximately 1,779,401 would become approximately 118,627 outstanding post-amendment shares.

PURPOSE OF REVERSE STOCK SPLIT

  One of the conditions to IXYS' obligation to consummate the Merger as set forth in the Merger Agreement is that Paradigm effect a one hundred-fifty-for-one reverse stock split in one or more steps. Paradigm's stockholders approved, at a Paradigm Special Meeting of Stockholders, a ten-for-one reverse stock split. The Paradigm Special Meeting was held on May 1, 1998. In conjunction with the ten-for-one reverse stock split, the proposed fifteen-for-one reverse stock split as set forth in this Reverse Stock Split Proposal, if approved, fulfills Paradigm's obligations under the Merger Agreement.

  Holders of Paradigm Common Stock have no preemptive or other subscription rights.

PRINCIPAL EFFECTS OF THE REVERSE STOCK SPLIT

  If the stockholders approve the Reverse Stock Split Proposal, Paradigm's Certificate of Incorporation will be amended to replace the existing provision relating to Paradigm's authorized capital with the following provision. Accordingly, the last sentence of the second paragraph of Article IV(B) of the Certificate of Incorporation shall be amended to read as follows:

    "Each fifteen (15) shares of the Common Stock of the Corporation issued as of the date and time immediately preceding [insert Date which Amended Certificate is filed], the effective date of a reverse stock split (the "Split Effective Date") shall be automatically changed and reclassified, as of the Split Effective Date and, without further action, into one (1) fully paid and nonassessable share of Common Stock of the Corporation; provided, however, that any fractional interest resulting from such change and classification shall be rounded upward to the nearest whole share."

  If the stockholders approve the Reverse Stock Split Proposal, the above amendment to Paradigm's Certificate of Incorporation shall become effective upon the filing of an amendment to the Certificate of Incorporation with the Delaware Secretary of State.

  The proposed Reverse Stock Split (without giving effect to the Merger) will not affect any stockholder's proportionate equity interest in Paradigm or the rights, preferences, privileges or priorities of any stockholder, other than an adjustment which may occur due to the rounding up of fractional shares. The proposed Reverse Stock Split, however, may result in a stockholder incurring greater trading costs due to some stockholders becoming holders of less than one hundred (100) shares of Paradigm Common Stock. Likewise, the proposed Reverse Stock Split (without giving effect to the Merger) will not affect the total stockholders' equity of Paradigm or any components of stockholders' equity as reflected on the financial statements of Paradigm except (i) to change the numbers of the issued and outstanding shares of capital stock and
(ii) for an adjustment which will occur due to the costs incurred by Paradigm in connection with this Joint Proxy Statement/Prospectus and the implementation of such of the proposals as are approved by the stockholders. However, because the number of shares of capital stock that Paradigm is authorized to issue will not be decreased in proportion to the fifteen-for-one reverse stock split, the number of shares which are authorized but unissued, and the percentage of ownership of Paradigm represented by such shares if they are issued in the future in the discretion of the Paradigm Board, effectively will be increased.

EFFECT OF THE REVERSE STOCK SPLIT

  The following table illustrates the principal effects on Paradigm's capital stock of the Reverse Stock Split:

                       NUMBER OF SHARES OF CAPITAL STOCK

                                                PRIOR TO REVERSE AFTER REVERSE
                                                  STOCK SPLIT     STOCK SPLIT
                                                ---------------- -------------
   COMMON
   Authorized..................................    40,000,000(1)  40,000,000(1)
   Issued and outstanding(2)...................     1,779,401        118,627
   PREFERRED
   Authorized..................................     5,000,000      5,000,000
   Issued and outstanding......................           112            112

--------
(1) Assumes approval of the Increased Authorization Proposal.

(2) Excludes approximately (i) 133,834 shares issuable upon exercise of outstanding options (approximately 8,922 shares after the Reverse Stock Split), (ii) 39,500 shares issuable upon exercise of outstanding warrants (approximately 2,634 shares after the Reverse Stock Split), each as of June 16, 1998 and (iii) 112 shares of Paradigm Preferred Stock which are convertible into approximately 1,394,172 shares of Paradigm Common Stock (approximately 92,945 shares after the Reverse Stock Split).

EXCHANGE OF SHARES; NO FRACTIONAL SHARES

  Pursuant to the proposed Reverse Stock Split, every fifteen (15) shares of issued Paradigm Common Stock would be converted and reclassified into one (1) share of post-split Paradigm Common Stock, and any fractional interests resulting from such reclassification would be rounded upward to the nearest whole share. For example, a holder of one hundred (100) shares prior to the Split Effective Date would be the holder of seven (7) shares at the Split Effective Date, and the holder of thirty (30) shares prior to the Split Effective Date would be the holder of two (2) shares at the Split Effective Date. All shares held by a stockholder will be aggregated and one new stock certificate will be issued, unless the transfer agent is otherwise notified by the stockholder. The proposed Reverse Stock Split would become effective immediately following the Split Effective Date. Stockholders will be notified on or after the Split Effective Date that the Reverse Stock Split has been effected. Paradigm's transfer agent, ChaseMellon Shareholder Services, L.L.C. will act as Paradigm's exchange agent (the "Exchange Agent") for stockholders in implementing the exchange of their certificates.

  As soon as practicable after the Split Effective Date, stockholders will be notified and provided the opportunity (but shall not be obligated) to surrender their certificates to the Exchange Agent in exchange for certificates representing post-split Paradigm Common Stock. Stockholders will not receive certificates for shares of post-split Paradigm Common Stock unless and until the certificates representing their shares of pre-split Paradigm Common Stock are surrendered and they provide such evidence of ownership of such shares as Paradigm or the Exchange Agent may require. Stockholders should not forward their certificates to the Exchange Agent until they have received notice from Paradigm that the Reverse Stock Split has become effective. Beginning on the Split Effective Date, each certificate representing shares of Paradigm's pre-split Common Stock will be deemed for all corporate purposes to evidence ownership of the appropriate number of shares of post-split Paradigm Common Stock.

  No service charge will be payable by stockholders in connection with the exchange of certificates, all costs of which will be borne and paid by Paradigm.

CHANGE OF CONVERSION RATIO FOR CONVERTIBLE PREFERRED STOCK AND NOTICE TO HOLDERS OF SUCH STOCK

  Pursuant to the authority conferred on it by the Paradigm Certificate of Incorporation, the Paradigm Board adopted certain resolutions dated January 9, 1997, July 11, 1997 and November 14, 1997, respectively (the "Board Resolutions"), pursuant to which Paradigm issued Paradigm Series A Preferred Stock, Paradigm Series B Preferred Stock, and Paradigm Series C Preferred Stock. The Paradigm Series A Preferred Stock, Paradigm Series B Preferred Stock and Paradigm Series C Preferred Stock are all convertible into shares of Paradigm Common Stock as is determined by dividing (A) the sum of (1) $10,000 plus (2) the amount of all accrued but unpaid or accumulated dividends on the shares of Paradigm Preferred Stock being converted by (B) the conversion price in effect at the time of conversion for each of the Paradigm Series A Preferred Stock, the Paradigm Series B Preferred Stock and the Paradigm Series C Preferred Stock. The conversion price is equal to the lower of (i) $337.50, $206.25 and $88.50 for the Paradigm Series A Preferred Stock, Paradigm Series B Preferred Stock and Paradigm Series C Preferred Stock, respectively (after the Reverse Stock Split) or (ii) eighty-two percent (82%) of the average closing bid price of a share of Paradigm Common Stock as quoted on the Nasdaq SmallCap Market (or such other national or regional securities exchange or automated quotations system upon which the Paradigm Common Stock is listed and primarily traded) over the five (5) consecutive trading days immediately preceding the date of the conversion.

  In accordance with the terms of those Board Resolutions, the conversion ratios for Paradigm Series A Preferred Stock, Paradigm Series B Preferred Stock and Paradigm Series C Preferred Stock will be adjusted concurrently with the Split Effective Date so that the record owner of Paradigm Series A Preferred Stock, Paradigm Series B Preferred Stock and Paradigm Series C Preferred Stock shall be entitled to receive upon exercise of such conversion the number of shares of Paradigm Common Stock that he would have owned or been entitled to receive after the Reverse Stock Split had such holder exercised his or her option to convert immediately prior to the Split Effective Date. Paradigm will send to each record owner of Paradigm Series A Preferred Stock, Paradigm Series B Preferred Stock and Paradigm Series C Preferred Stock, notice of such adjustments.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

  The following discussion summarizes the material federal income tax considerations of the Reverse Stock Split that are generally applicable to holders of Paradigm Common Stock. This discussion is based on currently existing provisions of the Code, existing Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to the Paradigm stockholders.

  Paradigm stockholders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular Paradigm stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, banks, insurance companies or tax-exempt organizations, who are subject to the alternative minimum tax provisions of the Code, who are non-United States persons, who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions or who hold their shares as a hedge or as part of a hedging, straddle, conversion or other risk reduction transaction. In addition, the following discussion does not address the tax consequences of the Reverse Stock Split under foreign, state or local tax laws or the tax consequences of transactions effectuated prior to or after the Reverse Stock Split (whether or not such transactions are in connection with the Reverse Stock Split).

  It is the opinion of Pillsbury that if the Reverse Stock Split is carried out in accordance with its description herein, the Reverse Stock Split will constitute a Reorganization pursuant to section 368(a) of the Code and that, accordingly, for U.S. federal income tax purposes:

  . Neither Paradigm nor the holders of Paradigm Common Stock will recognize any gain or loss upon the exchange of Paradigm Common Stock for a reduced number of shares of Paradigm Common Stock.

  . Holders of Paradigm Preferred Stock will recognize no income, gain or loss as a result of the changes to the conversion ratios for such stock incident to the Reverse Stock Split.

  . The aggregate tax basis for computing gain or loss of Paradigm Common Stock to be issued as a result of the Reverse Stock Split will be the same as the stockholder's aggregate tax basis in the Paradigm Common Stock surrendered in exchange therefor.

  . The holding period of Paradigm Common Stock to be issued as a result of the Reverse Stock Split will include the holding period for the shares of Paradigm Common Stock surrendered in exchange therefor, provided that such shares of stock were held by the stockholder as capital assets on the Split Effective Date.

  THE PRECEDING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT TO THE REVERSE STOCK SPLIT. THUS, HOLDERS OF PARADIGM COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE REVERSE STOCK SPLIT, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER APPLICABLE TAX LAWS AND THE EFFECTS OF ANY PROPOSED CHANGES IN THE TAX LAWS.

VOTE NECESSARY TO APPROVE THE PROPOSAL

  Each holder of Paradigm Common Stock is entitled to one vote per share held. The holders of a majority of the shares of the Paradigm Common Stock issued and outstanding shall constitute a quorum. The affirmative vote of holders of a majority of the outstanding shares of Paradigm Common Stock is required for approval of the Reverse Stock Split Proposal. In the event that a quorum is not present or represented by proxy at the Paradigm Annual Meeting, the stockholders entitled to vote at the meeting present in person or by proxy shall have power to adjourn the Paradigm Annual Meeting until a quorum shall be present or represented. Proxies solicited by the Paradigm Board will be voted for approval of the Reverse Stock Split Proposal, unless otherwise instructed.

  A stockholder voting through a proxy who abstains with respect to approval of the Reverse Stock Split Proposal shall be considered to have cast a negative vote with respect to the Reverse Stock Split Proposal, but shall be treated as present and entitled to vote on the approval of the other proposals presented to the stockholders of the Paradigm Annual Meeting; provided, however, that a stockholder (including a broker) who does not give authority to a proxy to vote on the approval of the other Proposals shall not be considered present and entitled to vote on the other Proposals.

  In the event that the Reverse Stock Split Proposal is approved by the Paradigm stockholders and the Merger Proposal and the Issuance Proposal is not approved by the Paradigm stockholders, Paradigm will take no action to implement the Reverse Stock Split Proposal.

RECOMMENDATION OF THE BOARD

  The Paradigm Board recommends a vote "FOR" the proposal to amend Paradigm's Certificate of Incorporation to effectuate a reverse stock split in the ratio of fifteen-for-one, par value $.01 per share. Unless a contrary choice is specified, proxies solicited by the Paradigm Board will be voted FOR approval of the Reverse Stock Split Proposal.

            THE PARADIGM BOARD RECOMMENDS A VOTE "FOR" APPROVAL OF
                       THE REVERSE STOCK SPLIT PROPOSAL.

                     THE INCREASED AUTHORIZATION PROPOSAL
           APPROVAL TO AMEND PARADIGM'S CERTIFICATE OF INCORPORATION
          TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK

INTRODUCTION

  Paradigm's Certificate of Incorporation currently authorizes the issuance of twenty-five million (25,000,000) shares of Paradigm Common Stock and five million (5,000,000) shares of Paradigm Preferred Stock, each par value $.01 per share. The Paradigm Board in March 1998, adopted a resolution proposing that the Paradigm Certificate of Incorporation be amended to increase the authorized number of shares of Paradigm Common Stock to forty million (40,000,000), par value $.01 per share, subject to stockholder approval of the amendment.

  As of June 16, 1998, Paradigm had approximately 1,779,401 shares of Paradigm Common Stock outstanding and approximately 149,800 shares reserved for issuance under Paradigm's employee stock plans, of which, currently, approximately 133,834 are covered by outstanding options and approximately 4,250 are available for grant or purchase. Paradigm has also reserved 39,500 shares of Paradigm Common Stock issuable upon exercise of outstanding warrants and approximately 1,394,172 shares of Paradigm Common Stock based upon what Paradigm projected as of June 16, 1998 to be the approximate number of Paradigm Common Stock shares to be issued upon conversion of Paradigm Preferred Stock. Based upon the foregoing number of outstanding and reserved shares of Paradigm Common Stock, Paradigm currently has approximately 21,637,127 shares remaining available for other purposes.

PROPOSED AMENDMENT TO THE PARADIGM CERTIFICATE OF INCORPORATION

  The Paradigm Board has adopted resolutions setting forth (i) the proposed amendment to the first and second paragraphs of Article IV of Paradigm's Certificate of Incorporation (the "Amendment"); (ii) the advisability of the Amendment; and (iii) a call for submission of the Amendment for approval by Paradigm's stockholders at the Paradigm Annual Meeting.

  The following is the text of the first and second paragraphs of Article IV of the Paradigm Certificate of Incorporation, as proposed to be amended:

    "(A) This Corporation is authorized to issue 45,000,000 shares of its Capital Stock, which shall be divided into two classes known as "Common Stock' and "Preferred Stock,' respectively.

    (B) The total number of shares of Common Stock which this Corporation is authorized to issue is 40,000,000. The total number of shares of Preferred Stock which this Corporation is authorized to issue is 5,000,000. All of the shares of Common Stock and Preferred Stock shall have a par value of $.01 per share."

PURPOSE AND EFFECT OF THE PROPOSED AMENDMENT

  One of the conditions to IXYS' obligation to consummate the Merger as set forth in the Merger Agreement is that Paradigm increase the authorized number of shares of Paradigm Common Stock. The Paradigm Board believes that the availability of additional authorized but unissued shares will provide Paradigm with the ability to fulfill its obligations under existing agreements by enabling it to fully convert all of the outstanding shares of Paradigm Preferred Stock. It will also provide Paradigm with the flexibility to issue Paradigm Common Stock for other proper corporate purposes which may be identified in the future, such as to raise equity capital and to adopt additional employee benefit plans or reserve additional shares for issuance under such plans. Paradigm does not currently have plans to issue any shares of Common Stock, other than the shares issued pursuant to the Merger.

  No additional action or authorization by Paradigm's stockholders would be necessary prior to the issuance of such additional shares, unless required by applicable law or the rules of any stock exchange or national securities association trading system on which the Paradigm Common Stock is then listed or quoted. Paradigm reserves the right to seek a further increase in authorized shares from time to time in the future as considered appropriate by the Paradigm Board.

  Under Paradigm's Certificate of Incorporation, Paradigm's stockholders do not have preemptive rights with respect to Paradigm Common Stock. Thus, should the Paradigm Board elect to issue additional shares of Paradigm Common Stock, existing stockholders would not have any preferential rights to purchase such shares. In addition, if the Paradigm Board elects to issue additional shares of Paradigm Common Stock, such issuance could have a dilutive effect on the earnings per share, voting power, and share holdings of current stockholders.

  The proposed Amendment to increase the authorized number of shares of Paradigm Common Stock could, under certain circumstances, have an anti-takeover effect, although this is not the intention of this proposal. For example, in the event of a hostile attempt to take over control of Paradigm, it may be possible for Paradigm to endeavor to impede the attempt by issuing shares of the Paradigm Common Stock, thereby diluting the voting power of the other outstanding shares and increasing the potential cost to acquire control of Paradigm. The Amendment therefore may have the effect of discouraging unsolicited takeover attempts. By potentially discouraging initiation of any such unsolicited takeover attempt, the proposed Amendment may limit the opportunity for Paradigm's stockholders to dispose of their shares at the higher price generally available in takeover attempts or that may be available under a merger proposal. The proposed Amendment may have the effect of permitting Paradigm's current management, including the current Paradigm Board, to retain its position, and place it in a better position to resist changes that stockholders may wish to make if they are dissatisfied with the conduct of Paradigm's business. However, the Paradigm Board is not aware of any attempt to take control of Paradigm other than as described in this Joint Proxy Statement/Prospectus, and the Paradigm Board has not presented this proposal with the intent that it be utilized as a type of anti-takeover device.

  If the proposed Amendment to increase the authorized number of shares of Paradigm Common Stock is approved and the Reverse Stock Split as set forth in the Reverse Stock Split Proposal is approved, the Paradigm Board will both effectuate the Reverse Stock Split and increase the authorized number of Paradigm Common Stock (the number of Paradigm Common Stock authorized will increase to 40,000,000). If, on the other hand, the Reverse Stock Split is approved but the proposed Amendment to increase to the authorized number of shares of Paradigm Common Stock is not approved, it will have the effect of authorizing the Paradigm Board to amend the Paradigm Certificate of Incorporation to effectuate the Reverse Stock Split only (the authorized number of shares of Paradigm Common Stock will remain 25,000,000). However, if the Reverse Stock Split Proposal is not approved and the proposed Amendment to increase the authorized number of shares of Paradigm Common Stock is approved, it will have the effect of authorizing the Paradigm Board to amend the Paradigm Certificate of Incorporation to only increase the authorized number of shares of Paradigm Common Stock to 40,000,000 shares, par value of $.01 per share. See "The Reverse Stock Split Proposal."

VOTE NECESSARY TO APPROVE THE PROPOSAL

  Each holder of Paradigm Common Stock is entitled to one vote per share held. The holders of a majority of the shares of the Paradigm Common Stock issued and outstanding shall constitute a quorum. The affirmative vote of holders of a majority of the outstanding shares of Paradigm Common Stock is required for approval of the Increased Authorization Proposal. In the event that a quorum is not present or represented at the Paradigm Annual Meeting, the stockholders entitled to vote at the meeting present in person or by proxy shall have power to adjourn the Paradigm Annual Meeting until a quorum shall be present or represented. Proxies solicited by the Paradigm Board will be voted for approval of the Increased Authorization Proposal, unless otherwise instructed.

  A stockholder voting through a proxy who abstains with respect to approval of the Increased Authorization Proposal shall be considered to have cast a negative vote with respect to the Increased Authorization Proposal, but shall be treated as present and entitled to vote on the approval of the other proposals presented to the stockholders of the Paradigm Annual Meeting; provided, however, that a stockholder (including a broker) who does not give authority to a proxy to vote on the approval of the other proposals shall not be considered present and entitled to vote on the other Proposals.

  In the event that the Increased Authorization Proposal is approved by the Paradigm stockholders and the Merger Proposal and the Issuance Proposal is not approved by the Paradigm stockholders, Paradigm will take no action to implement the Increased Authorization Proposal.

RECOMMENDATION OF THE BOARD

  The Paradigm Board recommends a vote "FOR" the proposal to amend Paradigm's Certificate of Incorporation to increase the number of authorized shares of Paradigm Common Stock from twenty-five million (25,000,000) to forty million (40,000,000), par value of $.01 per share. Unless a contrary choice is specified, proxies solicited by the Paradigm Board will be voted FOR approval of the Increased Authorization Proposal.

   THE PARADIGM BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE INCREASED
                            AUTHORIZATION PROPOSAL.

                           THE NAME CHANGE PROPOSAL

          APPROVAL TO AMEND THE PARADIGM CERTIFICATE OF INCORPORATION
                        TO CHANGE THE NAME OF PARADIGM

INTRODUCTION

  The Paradigm Board has determined that it is advisable to change Paradigm's name to "IXYS Corporation", and in March 1998, voted to recommend that the stockholders adopt an amendment to Paradigm's Certificate of Incorporation effecting the proposed name change.

PURPOSE OF THE PROPOSED NAME CHANGE

  One of the conditions of the Merger Agreement is that Paradigm change its name to "IXYS Corporation", which Paradigm believes will minimize confusion when identifying the post-Merger business entity.

PRINCIPAL EFFECTS OF THE PROPOSED NAME CHANGE

  Paradigm Common Stock is currently traded on the Nasdaq SmallCap Market under the symbol PRDM. If the proposed name change is approved by the stockholders, the Common Stock of the Combined Company will trade under the new symbol IXYS. There will be no interruption in trading due to the name change or the symbol change.

VOTE NECESSARY TO APPROVE THE PROPOSAL

  Each holder of Paradigm Common Stock is entitled to one vote per share held. The holders of a majority of the shares of Paradigm Common Stock issued and outstanding shall constitute a quorum. The affirmative vote of holders of a majority of the outstanding shares of Paradigm Common Stock is required for approval of the Name Change Proposal. In the event that a quorum is not present or represented at the Annual Meeting, the stockholders entitled to vote at the meeting represented in person or by proxy shall have power to adjourn the Paradigm Annual Meeting until a quorum shall be present or represented. Proxies solicited by the Paradigm Board will be voted for approval of the Name Change Proposal, unless otherwise instructed.

  A stockholder voting through a proxy who abstains with respect to approval of the Name Change Proposal shall be considered to have cast a negative vote with respect to the Name Change Proposal, but shall be treated as present and entitled to vote on the approval of the other Proposals presented to the stockholders at the Paradigm Annual Meeting; provided, however, that a stockholder (including a broker) who does not give authority to a proxy to vote on the approval of the other Proposals shall not be considered present and entitled to vote on the other Proposals.

  In the event that the Name Change Proposal is approved by the Paradigm stockholders and the Merger Proposal and the Issuance Proposal is not approved by the Paradigm stockholders, Paradigm will take no action to implement the Name Change Proposal.

RECOMMENDATION OF THE PARADIGM BOARD

  The Paradigm Board recommends a vote "FOR" the proposal to amend Paradigm's Certificate of Incorporation to change its name to IXYS Corporation. Unless a contrary choice is specified, proxies solicited by the Paradigm Board will be voted FOR approval of the amendment to the Paradigm Certificate of Incorporation to change Paradigm's name to IXYS Corporation.

  THE PARADIGM BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE NAME CHANGE
                                   PROPOSAL.

                             ELECTION OF DIRECTORS

  At the Paradigm Annual Meeting, a Board of three (3) directors will be elected. The term of office of each person elected as a director will continue until the next Annual Meeting of Stockholders or until a successor has been duly elected and qualified. All of the nominees are presently directors of Paradigm.

  It is the intention of the proxy holders named in the enclosed form of proxy to vote such proxies (except those containing contrary instructions) for the nominees named below.

  Unless otherwise instructed, the proxy holders will vote the proxies received by them for Management's nominees named below. In the event that any Management nominee shall become unavailable, or if other persons are nominated, the proxy holders will vote in their discretion for a substitute nominee. It is not expected that any nominee will be unavailable.

  THE NAME AND PRINCIPAL OCCUPATION FOR THE PAST FIVE YEARS OF THE DIRECTORS NOMINATED BY MANAGEMENT ARE:

  George J. Collins, 55, has served as a Director of Paradigm since October 1995. Mr. Collins has been a professor of electrical engineering at Colorado State University since 1973. Mr. Collins is a Fellow with the American Physical Society and the Institute of Electrical Engineers. Mr. Collins is a Director of Quantum Research Corporation. Mr. Collins received his B.S.E.E. from Manhattan University and his M.S. and Ph.D. in engineering from Yale University.

  Michael R. Gulett, 45, former President and Chief Executive Officer of Paradigm, joined Paradigm in March 1992. Mr. Gulett was elected President in February 1993, was appointed Chief Executive Officer in July 1993, was appointed to the Paradigm Board in March 1994 and resigned as President and Chief Executive Officer in June 1998. Mr. Gulett remains a director of Paradigm. Prior to joining Paradigm, Mr. Gulett was a consultant from May 1989 until March 1992. From July 1987 until May 1989, Mr. Gulett was the Director of ASIC Operations at VLSI Technology, Inc., a semiconductor manufacturer. He has also worked for NCR Microelectronics, California Devices, Intel Corporation and Burroughs Corporation. Mr. Gulett received his B.S. in electrical engineering from the University of Dayton.

  James L. Kochman, 48, has served as Director of Paradigm since June 1994 and has been a partner with the investment banking firm of Alliant Partners LLP (formerly Bentley, Hall, Von Gehr International) since April 1992. He was formerly President and Chief Executive Officer of TEKNA/S-TRON ("TEKNA"), a consumer products company. Prior to joining TEKNA, he spent six years with FMC Corporation in a variety of corporate staff and operating assignments, including Director of Manufacturing and Director of Technology and Business Development with FMC's Ordinance Division in San Jose. Previously, Mr. Kochman worked for International Harvester Company. Mr. Kochman received his B.S. in mechanical engineering from the University of Illinois and a M.B.A. from the University of Chicago.

  Director nominees receiving the highest number of affirmative votes up to the number of directors to be elected will be elected.

       THE PARADIGM BOARD RECOMMENDS A VOTE "FOR" MANAGEMENT'S NOMINEES.

                     OTHER INFORMATION REGARDING PARADIGM

STOCK PERFORMANCE GRAPH

  Set forth below is a graph, based on the closing price of the last business trading day in each calendar month for the period, comparing Paradigm's total cumulative stockholder return as compared to the Standard & Poor's 500 Index and the Standard & Poor's Small Cap Semiconductor Index for the period from June 28, 1995 (the date of Paradigm's initial public offering) through December 31, 1997. Total stockholder return assumes $100 invested at the beginning of the period in Paradigm Common Stock, the stocks represented in the Standard & Poor's 500 Index and the stocks represented in the Standard & Poor's Small Cap Semiconductor Index, respectively. Total return also assumes reinvestment of dividends. Paradigm has paid no dividends on Paradigm Common Stock.

  Historical stock price performance should not be relied upon as indicative of future stock price performance.

                        INDEXED STOCK PRICE COMPARISON
                    JUNE 28, 1995 THROUGH DECEMBER 31, 1997

                           [LINE GRAPH APPEARS HERE]

                       PARADIGM            S&P 500          S&P SEMI.
                         PLOT               PLOT              PLOT
       DATE             POINTS             POINTS            POINTS
       ----             ------             ------            ------

      6/30/95           100.00%            100.00%           100.00%
      7/31/95           133.70%            103.20%           114.20%
      8/31/95           147.10%            103.10%           107.50%
      9/29/95           137.00%            107.30%           109.50%
     10/31/95            98.10%            106.70%           104.00%
     11/30/95            81.30%            111.10%            96.70%
     12/29/95            60.20%            113.10%            88.10%
      1/31/96            74.70%            116.80%            80.70%
      2/29/96            66.90%            117.60%            86.50%
      3/29/96            43.50%            118.50%            81.40%
      4/30/96            44.60%            120.10%            97.50%
      5/31/96            41.20%            122.80%            95.30%
      6/28/96            32.90%            123.40%            91.40%
      7/31/96            21.70%            117.50%            90.30%
      8/30/96            22.30%            119.70%            98.50%
      9/30/96            23.40%            126.20%           119.40%
     10/31/96            12.80%            129.50%           125.10%
     11/29/96            14.50%            139.00%           150.90%
     12/31/96            10.60%            136.00%           158.30%
      1/31/97             9.50%            144.30%           179.80%
      2/28/97             6.70%            145.20%           176.90%
      3/31/97             8.40%            139.00%           173.70%
      4/30/97             5.00%            147.10%           185.40%
      5/30/97             5.00%            155.70%           202.70%
      6/30/97             3.30%            162.50%           180.70%
      7/31/97             5.60%            175.20%           215.70%
      8/29/97             7.00%            165.10%           226.40%
      9/30/97             5.80%            173.90%           229.80%
     10/31/97             4.50%            167.90%           192.00%
     11/28/97             2.60%            175.40%           180.50%
     12/31/97             1.50%            178.10%           165.00%


PARADIGM BOARD MEETINGS AND COMMITTEES

  The Paradigm Board held fifteen (15) regular meetings during the last fiscal year. Each director attended at least seventy-five percent (75%) of the Paradigm Board meetings and the meetings of the committees of the Paradigm Board on which such director served.

  The Audit Committee of the Paradigm Board, which presently consists of Dr. Collins and Mr. Kochman, did not meet during the last fiscal year. The Audit Committee has the responsibility to review the scope of the annual audit, to recommend to the Paradigm Board the appointment of the independent accountants and to meet with the independent accountants for review and analysis of Paradigm's systems which include the adequacy of controls and the sufficiency of financial reporting and legal accounting compliance. Dr. Collins and Mr. Kochman served on the Audit Committee during fiscal year 1997.

  The Compensation Committee of the Paradigm Board, which presently consists of Dr. Collins and Mr. Kochman, did not meet during the last fiscal year. The Compensation Committee has the responsibility for determining the compensation to be paid to each of Paradigm's executive officers. Dr. Collins and Mr. Kochman served on the Compensation Committee during fiscal year 1997.

  The Stock Option Committee of the Paradigm Board, which presently consists of Dr. Collins, did not meet during the last fiscal year. The Stock Option Committee administers and manages Paradigm's 1994 Stock Option Plan. Dr. Collins served on the Stock Option Committee during fiscal year 1997.

  The Paradigm Board met collectively to discuss and to take such appropriate action as would have been discussed and taken by the respective committees.

  Paradigm does not have a standing Nominating Committee.

COMPENSATION OF DIRECTORS

  Paradigm's non-employee directors ("Outside Directors") receive a fee of $3,000 per quarter. All Outside Directors are also reimbursed for expenses incurred in connection with attending board of directors and committee meetings. Paradigm's 1994 Stock Option Plan (the "Option Plan") provides for the grant of options to Outside Directors pursuant to a nondiscretionary, automatic grant mechanism, whereby each Outside Director is granted an option at fair market value to purchase 313 shares of Common Stock on the date of each Annual Meeting of Stockholders, provided such director is re-elected. These options vest over four years at the rate of 25% per year so long as the optionee remains an Outside Director of Paradigm. Each new Outside Director who joins the Paradigm Board is automatically granted an option at fair market value to purchase 1,250 shares of Common Stock upon the date on which such person first becomes an Outside Director. These options vest over four years at the rate of 25% per year.

EXECUTIVE COMPENSATION

  The following table provides certain summary information concerning compensation paid to Paradigm's Chief Executive Officer, and each of the other four most highly compensated executive officers, who were serving as executive officers on December 31, 1997 (the "Paradigm Named Executive Officers") and whose aggregate salary and bonus exceeded $100,000, for the fiscal years ended December 31, 1995, 1996 and 1997.

                          SUMMARY COMPENSATION TABLE

                                                                          LONG-TERM
                                                                        COMPENSATION
                                           ANNUAL COMPENSATION             PAYOUTS
                                  ------------------------------------- -------------
                                                                         SECURITIES
                                                         OTHER ANNUAL    UNDERLYING
NAME AND PRINCIPAL POSITION  YEAR SALARY($) BONUS($)(1) COMPENSATION($) OPTIONS(#)(2)
---------------------------  ---- --------- ----------- --------------- -------------
Michael R. Gulett(3)....     1997 $ 243,408  $    --        $  --             --
 Former President and        1996   249,185    85,000          --           2,500(4)
 Chief Executive Officer     1995   219,692   115,000          --           1,500(5)

James Boswell(6)........     1997   153,779       --         7,477(7)         --
 Vice President, Sales       1996   119,638     9,174        1,385(8)       2,625(9)
 and Marketing               1995     6,250       --           --           1,500(10)

Dennis McDonald(11).....     1997   103,037       --           --             --
 Former Vice President,      1996   134,302    19,174          --           1,700(12)
 Human Resources             1995    70,400       175          --           2,500(13)

Richard Morley(14)......     1997   124,471       --           --             --
 Acting President, Chief
 Executive Officer
 and Vice President of
 Operations

--------
 (1) Represents cash bonuses, profit sharing and commissions paid during the year.
 (2) Restated for the ten-for-one reverse stock split effectuated on May 1, 1998.
 (3) Mr. Gulett resigned in June 1998.
 (4) Includes options granted on February 3, 1997 for 2,500 shares upon cancellation of a previous option granted on July 24, 1996.
 (5) Includes options granted on February 3, 1997 for 1,500 shares upon cancellation of a previous option granted on June 15, 1995.

 (6) Mr. Boswell was hired by Paradigm in November 1995.
 (7) Represents car allowance.
 (8) Represents automobile expenses.
 (9) Includes options granted on February 3, 1997 for 1,500 shares and 1,125 shares upon cancellation of previous options granted on July 24, 1996 and November 21, 1996, respectively.
(10) Includes options granted on February 3, 1997 for 1,500 shares upon cancellation of previous options granted on December 28, 1995.
(11) Mr. McDonald, hired by Paradigm in May 1997, became a consultant with Paradigm in March 1998.
(12) Includes options granted on February 3, 1997 for 500 shares and 1,200 shares upon cancellation of previous options granted on January 1, 1996 and July 24, 1996, respectively.
(13) Includes options granted on February 3, 1997 for 2,500 shares upon cancellation of a previous option granted on May 24, 1995.
(14) Mr. Morley was hired by Paradigm in February 1997. Mr. Morley assumed the title of Acting President and Chief Executive Officer in June 1998.

STOCK OPTIONS

  The following table sets forth certain information regarding options granted during the fiscal year ended December 31, 1997 to the Paradigm Named Executive Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                               POTENTIAL REALIZABLE
                                                                                 VALUE AT ASSUMED
                                                                                   ANNUAL RATES
                           NUMBER OF                                              OF STOCK PRICE
                          SECURITIES   PERCENT OF TOTAL                          APPRECIATION FOR
                          UNDERLYING   OPTIONS GRANTED  EXERCISE OR               OPTION TERM(3)
                            OPTIONS    TO EMPLOYEES IN  BASE PRICE  EXPIRATION ---------------------
                         GRANTED(#)(1)  FISCAL YEAR(2)   ($/SHARE)     DATE      5% ($)    10% ($)
                         ------------- ---------------- ----------- ---------- ---------- ----------
Michael R. Gulett.......     2,550           2.3%         $14.70     08/18/07  $  235,580 $  597,000
James H. Boswell........     2,375           2.1           12.50     04/25/07     186,700    473,140
                             1,125           1.0           14.70     08/18/97     103,930    263,390
                             1,000             *            2.50     12/23/07      15,720     39,840
Dennis McDonald.........       --            --              --           --          --         --
Richard Morley..........     1,125           1.0           14.70     08/18/07     103,930    263,390
                               300             *            2.50     12/23/07       4,720     11,950

--------
 * Less than one percent.
(1) Six months after the original grant date, 1/8th of the shares will be vested and thereafter the remaining shares will vest over four years at 1/48th per month. Restated for the ten-for-one reverse stock split effectuated on May 1, 1998.
(2) Based on options to purchase an aggregate of 112,900 shares of Paradigm Common Stock granted during fiscal 1997.
(3) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date and are not presented to forecast possible future appreciation, if any, in the price of the Paradigm Common Stock. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the options or the sale of the underlying shares. The actual gains, if any, on the stock option exercises will depend on the future performance of the Paradigm Common Stock, the optionee's continued employment through applicable resting periods and the date on which the options are exercised.

  The following table shows stock options exercised by the Paradigm Named Executive Officers as of December 31, 1997. In addition, this table includes the number of shares of Paradigm Common Stock represented by outstanding stock options held by each of the Paradigm Named Executive Officers as of December 31, 1997. The closing price of the Paradigm Common Stock at fiscal year-end was $3.44 (after giving effect to the ten-for-one reverse stock split effectuated on May 1, 1998).

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                           AND FY-END OPTION VALUES

                                                     NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                                                    UNDERLYING UNEXERCISED     IN-THE-MONEY OPTIONS
                            SHARES                   OPTIONS AT FY-END(#)         AT FY-END($)(1)
                         ACQUIRED ON     VALUE     ------------------------- -------------------------
     NAME                EXERCISE (#) REALIZED ($) EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
     ----                ------------ ------------ ----------- ------------- ----------- -------------
Michael R. Gulett.......      --          $--        19,763        3,288       $72,600       $ --
James Boswell...........      --           --         2,063        6,563           --        9,400
Dennis McDonald.........      --           --         2,040        2,161           --          --
Richard Morley..........      --           --           750        8,675           --        2,820

--------
(1) Value is calculated by (i) subtracting the exercise price per share from the year-end closing price of $3.44 per share (after giving effect to the ten-for-one reverse stock split effectuated on May 1, 1998); and (ii) multiplying the number of shares subject to the option.

                          TEN-YEAR OPTION REPRICINGS

 Repricing of Stock Options

  In February 1997, Paradigm offered all option holders the opportunity to exchange their options for new options at the February 3, 1997 fair market value of $20.625 per share (after giving effect to the ten-for-one reverse stock split effectuated on May 1, 1998). The options retain their original vesting schedule and expiration date. The following table sets forth the repricing of options held by the Paradigm Named Executive Officers and directors.

                                                                                       LENGTH OF
                                                        MARKET                          ORIGINAL
                                   NUMBER OF           PRICE OF  EXERCISE             OPTION TERM
                                   SECURITIES  NUMBER  STOCK AT  PRICE AT              REMAINING
                                   UNDERLYING  OF NEW   TIME OF   TIME OF     NEW      AT DATE OF
                                    OPTIONS    OPTIONS REPRICING REPRICING EXERCISE    REPRICING
      NAME                 DATE   REPRICED (#) GRANTED    ($)       ($)    PRICE ($) (YEARS.MONTHS)
      ----               -------- ------------ ------- --------- --------- --------- --------------
Michael Gulett.......... 02/03/97    1,500      1,500  $ 20.625   $ 90.00  $ 20.625        8.4
 Former President and    02/03/97    2,500      2,500    20.625     45.00    20.625        9.5
 Chief
 Executive Officer
Robert C. McClelland.... 02/03/97    1,000      1,000    20.625     90.00    20.625        8.4
 Former Chief Financial  02/03/97      500        500    20.625    135.00    20.625       8.10
 Officer                 02/03/97      800        800    20.625     45.00    20.625        9.5
Philip Siu.............. 02/03/97    6,250      6,250    20.625     85.00    20.625        8.2
 Former Vice President,  02/03/97    1,000      1,000    20.625    135.00    20.625       8.10
 Engineering             02/03/97    1,200      1,200    20.625     45.00    20.625        9.5
Dennis McDonald......... 02/03/97    2,500      2,500    20.625     90.00    20.625        8.3
 Former Vice President,  02/03/97      500        500    20.625    135.00    20.625       8.10
 Human Resources         02/03/97    1,200      1,200    20.625     45.00    20.625        9.5
James Boswell........... 02/03/97    1,500      1,500    20.625     45.00    20.625        9.5
 Vice President, Sales   02/03/97    1,125      1,125    20.625     25.00    20.625        9.9
 and Marketing           02/03/97    1,500      1,500    20.625    135.00    20.625        8.9
George Collins.......... 02/03/97    1,250      1,250    20.625    250.00    20.625        8.8
 Director
James Kochman........... 02/03/97    1,250      1,250    20.625     60.00    20.625          8
 Director
Atiq Raza............... 02/03/97    1,250      1,250    20.625    135.00    20.625       8.10
 Former Director

  In March 1998, Paradigm offered all option holders the opportunity to exchange their options for new options at 85% of the March 5, 1998 fair market value at a price of $3.1875 per share (after giving effect to the ten-for-one reverse stock split effectuated on May 1, 1998). The options retain their original vesting schedule and expiration date. The following table sets forth the repricing of options held by the Paradigm Named Executive Officers and directors.

                                                                                         LENGTH OF
                                                                                         ORIGINAL
                                   NUMBER OF            MARKET   EXERCISE               OPTION TERM
                                   SECURITIES  NUMBER  PRICE OF  PRICE AT                REMAINING
                                   UNDERLYING  OF NEW  STOCK AT   TIME OF     NEW       AT DATE OF
                                    OPTIONS    OPTIONS  TIME OF  REPRICING EXERCISE      REPRICING
          NAME             DATE   REPRICED (#) GRANTED REPRICING    ($)    PRICE ($) (YEARS.MONTHS)(1)
          ----           -------- ------------ ------- --------- --------- --------- -----------------
Boswell, James H........ 03/05/98    1,500      1,500    $3.75    $20.625   $3.187          8.4
 Vice President, Sales   03/05/98    1,125      1,125    $3.75    $20.625   $3.187          8.8
 and Marketing           03/05/98    1,500      1,500    $3.75    $20.625   $3.187          7.8
                         03/05/98    2,375      2,375    $3.75    $12.500   $3.187          9.1
                         03/05/98    1,125      1,125    $3.75    $14.690   $3.187          9.4
Campbell, David G....... 03/05/98    5,000      5,000    $3.75    $13.130   $3.187          9.1
 Vice President of       03/05/98    1,013      1,013    $3.75    $14.690   $3.187          9.4
 Finance
 and Chief Financial
 Officer
Gulett, Mike R.......... 03/05/98    1,500      1,500    $3.75    $20.625   $3.187          7.3
 Former President and    03/05/98    2,500      2,500    $3.75    $20.625   $3.187          8.4
 Chief Executive Officer 03/05/98    2,550      2,550    $3.75    $14.690   $3.187          9.4
McDonald, Dennis........ 03/05/98    2,500      2,500    $3.75    $20.625   $3.187          7.2
 Former Vice President,  03/05/98      500        500    $3.75    $20.625   $3.187          7.9
 Human Resources         03/05/98    1,200      1,200    $3.75    $20.625   $3.187          8.4
Morley, Richard......... 03/05/98    6,500      6,500    $3.75    $13.750   $3.187         8.11
 Acting President, Chief 03/05/98    1,500      1,500    $3.75    $13.130   $3.187          9.5
 Executive Officer and   03/05/98    1,125      1,125    $3.75    $14.690   $3.187          9.4
 Vice President of
 Operations
Rajpal, Suneel.......... 03/05/98    2,700      2,700    $3.75    $15.000   $3.187          9.1
 Vice President          03/05/98      650        650    $3.75    $14.690   $3.187          9.4
 of Sales                03/05/98    3,000      3,000    $3.75    $11.560   $3.187          9.7
Siu, Phillip K.......... 03/05/98    6,250      6,250    $3.75    $20.625   $3.187          7.1
 Former Vice President   03/05/98    1,000      1,000    $3.75    $20.625   $3.187          7.9
 of Engineering          03/05/98    1,200      1,200    $3.75    $20.625   $3.187          8.4
                         03/05/98    1,500      1,500    $3.75    $14.690   $3.187          9.4
                         03/05/98    2,500      2,500    $3.75    $13.130   $3.187          9.5
Collins, George J....... 03/05/98    1,250      1,250    $3.75    $20.625   $3.187          7.7
 Director
Kochman, Jim............ 03/05/98    1,250      1,250    $3.75    $ 5.000   $3.187          9.9
 Director                03/05/98    1,250      1,250    $3.75    $20.625   $3.187            7

--------
(1) In connection with the proposed Merger, the Paradigm Board accelerated the vesting of all outstanding options to become fully vested and immediately exercisable at the Effective Time.

EMPLOYMENT AGREEMENTS

  Each of Messrs. Campbell and Morley have entered into Executive Compensation Agreements with Paradigm which provide that if the Executive's employment with the Combined Company is terminated without "cause" within six months following the Effective Time, such Executive would be paid, in a single lump sum payment, two months of salary at the rate in effect on the date of the Executive Compensation Agreement. Messrs. Campbell and Morley are entitled to two months of salary for an aggregate of $10,834 and $25,000, respectively, if they are terminated without "cause" within six months of the Effective Time.

  Further, Mr. Suneel Rajpal has entered into a letter agreement with Paradigm which provides that if Mr. Rajpal is involuntarily terminated for any reason other than for "cause," he will receive three months of base salary for an aggregate of $21,667 plus any earned commission pro-rated. Mr. Rajpal's stock options will continue to vest for six months from the date of such termination.

TERMINATION ARRANGEMENTS

  Mr. Gulett resigned on June 15, 1998 pursuant to a resignation agreement with Paradigm (the "Resignation Agreement"). The Resignation Agreement provided that Mr. Gulett's existing employment contract was terminated, and in lieu of any payments under the employment contract he would receive (i) nine months of salary continuation, (ii) continuation of group health and welfare benefit coverages for up to 18 months following termination (with early termination of benefit coverages upon Mr. Gulett's obtaining comparable benefit coverages), (iii) full vesting of Mr. Gulett's outstanding options, and the extension of the terms of the outstanding options until June 15, 2001,
(iv) repricing of Mr. Gulett's outstanding options to an exercise price of $0.01 per share at the Effective Date and (v) the grant of a new option to purchase 32,000 shares of Paradigm Common Stock at an exercise price of $0.01 per share which, at the Effective Time, will be fully vested and will have a three year term.

  Mr. Boswell and Paradigm entered into a letter agreement (the "Boswell Agreement") as of June 19, 1998. Pursuant to the Boswell Agreement, Mr. Boswell ceased accruing salary and vacation as of June 19, 1998, but will remain an employee through the Effective Time. Following the Effective Time, Mr. Boswell will be paid his accrued vacation and severance totaling two months' base salary over approximately five months. The Boswell Agreement provides that Mr. Boswell's stock options will be eligible for any repricing or other adjustments applicable to active employees through the Effective Time and will be fully vested at the Effective Time.

OPTION REPRICING

  In February 1997, the Paradigm Board agreed that additional incentives were needed since many of Paradigm's employees and directors held stock options with grants priced significantly higher than the fair market value of Paradigm Common Stock. Therefore, Paradigm implemented a program whereby option holders could exchange higher priced option shares for the same number of lower priced option shares. The new options were issued on February 3, 1997 at the then fair market value of $20.625 per share. Executive officers must remain active on Paradigm's payroll until August 3, 1997 to exercise their new options. All executive officers and directors holding options were eligible to participate in this program. The total options owned by directors and executive officers prior to the repricing represented 5% and 35%, respectively. Data for executive officers and directors who were eligible to reprice options are shown in the first table entitled "Ten-Year Option Repricings."

  In March 1998, the Paradigm Board agreed that in order to provide incentives to its employees and directors, repricing of outstanding options was needed to align the option exercise price more closely with the fair market value of the underlying Paradigm Common Stock as determined by the market place. Therefore, Paradigm implemented a program whereby option holders could exchange higher priced option shares for the same number of lower priced option shares. The new shares were issued on March 6, 1998 at $3.187 per share, which is 85% of the fair market value of $3.75. Executive officers must remain active on Paradigm's payroll to exercise their new options. All executive officers and directors holding options were eligible to participate in this program. The total options owned by directors and executive officers prior to the repricing represented 3% and 64%, respectively. Data for executive officers and directors who were eligible to reprice shares are shown in the second table entitled "Ten-Year Option Repricings."

                                          George J. Collins
                                          Michael R. Gulett
                                          James L. Kochman

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Commission requires disclosure where an executive officer of a company served or serves as a director or on the compensation committee of another entity and an executive officer of such other entity served or serves as a director or on the compensation committee of the company. Michael Gulett, Paradigm's former President, Chief Executive Officer and director, participated in Paradigm Board meetings where compensation and stock option matters were discussed. Decisions as to executive compensation are made by the Compensation Committee and the Stock Option Committee. During fiscal year 1997, the Compensation Committee and the Stock Option Committee were comprised entirely of non-employee directors. Such committees did not meet during fiscal year 1997.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  NKK. During the years ended December 31, 1995, 1996 and 1997, Paradigm purchased product with a value of $3,237,000, $6,111,000 and $2,667,000, respectively, from NKK Corporation ("NKK"). There was no amount due NKK at December 31, 1996 or December 31, 1997.

  In April 1995, NKK and Paradigm modified their previous technology license and development agreements. This 1995 agreement provides for payment of royalties to Paradigm by NKK on certain quantities of 1M SRAM's sold and, with certain exceptions, cancels further obligations of each party to deliver technology improvements or design updates to the other.

  On April 28, 1995, pursuant to certain agreements with certain of Paradigm's stockholders, Atmel Corporation ("Atmel") acquired 42,500 shares of common stock from Paradigm, 30,000 shares of common stock from certain stockholders of Paradigm who had been unsecured creditors of Paradigm as of the reorganization, and 12,805 shares of common stock from Paradigm's equipment lessors all of which shares were purchased at a price of $80.00 per share (the "Atmel Stock"). Atmel also acquired certain warrants to purchase 17,500 shares of common stock at an exercise price of $10.00 per share, for a purchase price of $70.00 per share subject to the warrants. In connection with these transactions, Paradigm entered into an Agreement with Atmel (the "Stock Purchase Agreement") pursuant to which Atmel agreed to certain transfer restrictions for a period of three years. Atmel agreed not to increase its beneficial ownership above 19.9% of the voting power of Paradigm on a fully diluted basis for a period of five years from the date of the Stock Purchase Agreement. The foregoing restrictions terminate on the date on which a person or entity acquires more than 50% of the voting power of Paradigm. On April 28, 1995, Atmel also entered into a Licensing and Manufacturing Agreement (the "Agreement") with Paradigm. This Agreement provides Atmel with a nonexclusive, royalty bearing license to manufacture, use and sell certain of Paradigm's products. The royalty fee is based on a percentage of the average selling price of the products sold. In addition, under the Agreement, a certain wafer manufacturing capacity per week has been made available to Paradigm by Atmel. The Agreement does not include a purchase commitment by Paradigm. However, to the extent Paradigm provides Atmel with its three-month demand forecast, it is committed to purchase the three-month forecasted quantities. No obligation to purchase wafers existed as of December 31, 1997. The price of the wafers has been fixed at the current fair market value. The Agreement expires on April 28, 2000. There were no purchases from Atmel in 1997, and there was no amount due Atmel at December 31, 1997. The value of product purchased from Atmel in the year ended December 31, 1996 was $429,000 of which $140,000 is included in the accounts payable, related party balance at December 31, 1996.

  Alliant Partners LLP. James L. Kochman, a director of Paradigm, is a partner of Alliant Partners LLP ("Alliant") (formerly Bentley, Hall, Von Gehr International), an investment banking firm which performed investment banking services for Paradigm during the twelve (12) months ended December 31, 1997. Compensation to Alliant during 1997 was $6,000, which did not exceed 5% of Alliant's consolidated gross revenues for its most recent fiscal year. Paradigm retained Alliant to render a fairness opinion letter in connection with the Merger. Alliant may also perform investment banking services for Paradigm from time to time in the future.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

  Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules of the Securities and Exchange Commission (the "Commission") thereunder require Paradigm's directors, executive officers and 10% beneficial owners to file reports of their ownership and changes in ownership of Common Stock with the Commission. Personnel of Paradigm generally prepare these reports on the basis of information obtained from Paradigm's directors and officers. Based on such information, Paradigm believes that all reports required by Section 16(a) of the Exchange Act to be filed by its directors and executive officers during the last fiscal year were filed on time, except that Dennis McDonald inadvertently filed a Form 3 late relating to the acquisition of Common Stock in January 1997, James Boswell inadvertently filed a Form 3 and Form 5 late relating to grants of nonstatutory stock options in July 1997 and November 1997. Although each is a greater than 10% beneficial owner of Paradigm's Common Stock, Paradigm believes that Vintage Products, Inc. and Lyford Ltd. made no filings required by Section 16(a) of the Exchange Act.

BOARD REPORT ON COMPENSATION

  The Executive Compensation Committee of the Paradigm Board did not meet in 1997. Due to the poor financial performance of Paradigm in 1997, all executive officers voluntarily reduced their salary during 1997 in exchange for stock option grants with an exercise price set at the then fair market value, and an aggregate exercise price equal to the amount of such reduction, and no bonuses were paid.

  Base salary for Mr. Gulett, former President and Chief Executive Officer, for fiscal 1997 was $243,408, consisting of (i) $255,000 in base salary that was negotiated as part of his Employment Agreement dated August 26, 1996, as amended, less (ii) $25,500 of salary waived by Mr. Gulett for a six month period, with part of such period continuing into fiscal 1998. The factors and criteria used to set Mr. Gulett's compensation were (i) his individual performance and contributions to the Company; (ii) the financial results of the Company, including pre-tax profit; and (iii) the compensation of executive officers employed by companies in similar industries with similar revenue levels.

  Effective February 3, 1997, and March 5, 1998, the Board approved the repricing of Mr. Gulett's stock options covering 4,000 and 6,500 shares, respectively (restated for the ten-for-one reverse stock split effectuated on May 1, 1998), as described in the Ten-Year Option Repricings Table. Effective August 18, 1998, the Board approved an option grant to Mr. Gulett to purchase 2,550 shares (restated for the ten-for-one reverse stock split effectuated on May 1, 1998) of Common Stock in connection with his waiver of $25,500 in salary.

  In February 1997, the Paradigm Board agreed that additional incentives were needed since many of Paradigm's employees and directors held stock options with grants priced significantly higher than the fair market value of Paradigm Common Stock. Therefore, Paradigm implemented a program whereby option holders could exchange higher priced option shares for the same number of lower priced option shares. The new options were issued on February 3, 1997 at the then fair market value of $20.625 per share. Executive officers must have remained active on Paradigm's payroll until August 3, 1997 to exercise their new options. All executive officers and directors holding options were eligible to participate in this program. Data for executive officers and directors who were eligible to reprice options are shown in the first table entitled "Ten Year Option Repricings."

  In December 1997, certain of Paradigm's current executive officers received stock options in amounts which are set forth in Paradigm's Summary Compensation Table in this Joint Proxy Statement/Prospectus. Stock options were granted to these executive officers on the basis of each such executive's anticipated future performance and contributions to Paradigm. The stock option grants were designed to align more closely the interest of the executives with the interests of the stockholders.

  Since the compensation of Paradigm's executive officers does not exceed $1,000,000 for any single officer, Paradigm does not have a policy regarding qualifying compensation under Section 162(m) of the Code.

                                                    George J. Collins
                                                    Michael R. Gulett
                                                    James L. Kochman

PROPOSALS INTENDED TO BE PRESENTED AT THE NEXT PARADIGM ANNUAL MEETING

  Proposals of security holders intended to be presented at Paradigm's 1999 Annual Meeting of Stockholders must have been received by Paradigm for inclusion in Paradigm's proxy statement and form of proxy no later than March 11, 1999.

OTHER MATTERS

  Management knows of no business that will be presented for consideration at the Paradigm Annual Meeting other than as stated in the Notice of Meeting. If, however, other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying form of proxy to vote the shares represented thereby on such matters in accordance with their best judgment.

ANNUAL REPORT

  Paradigm will provide a copy of its 1997 Annual Report to Stockholders, without charge, to any stockholder who makes written request to Richard Morley, Acting President and Chief Executive Officer, Paradigm Technology, Inc., 694 Tasman Drive, Milpitas, California 95035.

  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF PARADIGM

  The following table sets forth certain information regarding beneficial ownership of Paradigm Common Stock as of June 16, 1998, of which there were 1,779,401 shares outstanding, by: (i) each person known to Paradigm to beneficially own more than five percent (5%) of Paradigm Common Stock, (ii) each of Paradigm's directors, (iii) each of the executive officers of Paradigm, and (iv) all directors and executive officers of Paradigm as a group. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of Paradigm Common Stock shown as beneficially owned by such person subject to community property laws where applicable.

                                                          SHARES
                                                       BENEFICIALLY
                NAME OF BENEFICIAL OWNER                  OWNED     PERCENT (%)
                ------------------------               ------------ -----------
   Lyford Ltd.(1)....................................    534,978       30.1
    28 Hagvura
    Karni-Shomron, Israel
   Vintage Products, Inc.(2).........................    859,194       48.3
    Arlozorv Street
    Tel Aviv, Israel
   Chiang Lam(3).....................................    125,000        7.0
   ACMA Limited(4)...................................    125,000        7.0
    17 Jurong Port Road
    Singapore 2261
   Michael R. Gulett(5)..............................     57,800        3.1
   Philip Siu(6).....................................     12,450          *
   James L. Kochman(7)...............................      2,500          *
   Richard Morley(8).................................     12,175          *
   James Boswell(9)..................................      8,625          *
   George J. Collins(10).............................        625          *
   David G. Campbell(11).............................      6,876          *
   Suneel Rajpal(12).................................      9,850          *
   All directors and executive officers as a group (8
    persons)(13).....................................    110,901        5.9%

--------
  * Less than one percent (1%).
 (1) Represents up to 534,978 shares of Paradigm Common Stock issuable upon conversion of Paradigm Series B Preferred Stock. For purposes of determining the number of shares of Paradigm Common Stock owned by Lyford Ltd., the number of shares of Paradigm Common Stock calculated to be issuable upon conversion of the Paradigm Series B Preferred Stock is based on a conversion price of $0.84. Such conversion price is arbitrarily selected and is 82% of the average closing bid price over the five consecutive trading days preceding June 16, 1998 of $1.025. The number of shares of Paradigm Common Stock issuable upon conversion of the Paradigm Series B Preferred Stock is subject to adjustment depending on the date of the conversion thereof and could be materially less or more than such estimated amount depending on factors which cannot be predicted by Paradigm including, among other things, the future market price of the Paradigm Common Stock. The natural persons who share beneficial ownership of the shares of Paradigm Common Stock owned by Lyford Ltd. are unknown to Paradigm. John Gainsford is a director of Lyford who has voting and investment power with respect to the shares held by Lyford.
 (2) Represents up to 382,164 shares of Paradigm Common Stock issuable upon conversion of Paradigm Series A Preferred Stock and up to 477,030 shares of Paradigm Common Stock issuable upon conversion of the

     Paradigm Series C Preferred Stock. For purposes of determining the number of shares of Paradigm Common Stock owned by Vintage Products, Inc., the number of shares of Paradigm Common Stock calculated to be issuable upon conversion of the Paradigm Preferred Stock is based on a conversion price of $0.84. Such conversion price is arbitrarily selected and is 82% of the average closing bid price over the five consecutive trading days preceding June 16, 1998 of $1.025. The number of shares of Paradigm Common Stock issuable upon conversion of the Paradigm Preferred Stock is subject to adjustment depending on the date of the conversion thereof and could be materially less or more than such estimated amount depending on factors which cannot be predicted by Paradigm including, among other things, the future market price of the Paradigm Common Stock. The natural persons who share beneficial ownership of the shares of Paradigm Common Stock owned by Vintage are unknown to Paradigm. John Gainsford and Brian Bell are directors of Vintage who share voting and investment power with respect to the shares held by Vintage.
 (3) Includes 105,000 shares held by ACMA and 20,000 shares issuable upon exercise of outstanding warrants. Mr. Lam is a consultant and advisor to ACMA. Mr. Lam disclaims beneficial ownership of the shares held by ACMA.
 (4) Includes 20,000 shares issuable upon exercise of outstanding warrants. ACMA is a publicly held Singapore Corporation. The directors of ACMA who share voting and investment power with respect to the shares held by ACMA are as follows: Quek Sim Pin, Executive Chairman; Tan Chee Jin; Tan Seng Tjie; Rai Rajen, Managing Director; Low Seow Chye; Kwok Chee Wai; Tan Keng Lin; and Chou Kong Seng, Finance Director. See note 3 above.
 (5) Includes 56,550 shares subject to stock options that are exercisable or will become exercisable within 60 days of June 16, 1998.
 (6) Includes 12,450 shares subject to stock options that are exercisable or will become exercisable within 60 days of June 16, 1998.
 (7) Includes 2,500 shares subject to stock options that are exercisable or will become exercisable within 60 days of June 16, 1998.
 (8) Includes 9,425 shares subject to stock options that are exercisable or will become exercisable within 60 days of June 16, 1998.
 (9) Includes 8,625 shares subject to stock options that are exercisable or will become exercisable within 60 days of June 16, 1998.
(10) Includes 625 shares subject to stock options that are exercisable or will become exercisable within 60 days of June 16, 1998.
(11) Includes 6,313 shares subject to stock options that are exercisable or will become exercisable within 60 days of June 16, 1998.
(12) Includes 9,850 shares subject to stock options that are exercisable or will become exercisable within 60 days of June 16, 1998.
(13) Includes 106,338 shares subject to stock options that are exercisable or will become exercisable within 60 days of June 16, 1998.

                            THE STOCK PLAN PROPOSAL

            APPROVAL OF THE AMENDMENT TO THE 1994 STOCK OPTION PLAN

INTRODUCTION

  The 1994 Stock Option Plan of Paradigm was adopted by the Paradigm Board in June 1994 and approved by the stockholders at the 1996 Annual Meeting. In April 1998, the Paradigm Board amended and restated the 1994 Stock Option Plan (the "1994 Plan") to (i) increase the number of shares available for grant thereunder to employees, independent contractors and advisors by 100,000 shares (after the Reverse Stock Split described in the Reverse Stock Split Proposal), which would be available for incentive stock options subject to approval by stockholders, (ii) increase the number of shares available for grant thereunder to non-employee directors by 15,000 shares (after the Reverse Stock Split described in the Reverse Stock Split Proposal), which would be available for nonqualified statutory options, (iii) provide that non-employee directors who are employed by stockholders of the Combined Company who hold more than 5% of the outstanding shares of common stock of the Combined Company shall not be eligible to receive non-discretionary grants of stock options under the 1994 Plan and (iv) increase the number of shares that can be made subject to options in any fiscal year to 35,000 (after the Reverse Stock Split).

  The text of the 1994 Plan is set forth in Annex D of this Joint Proxy Statement/Prospectus. The following is a brief summary of portions of the 1994 Plan's features and does not purport to be complete. It is subject to and qualified in its entirety by reference to Annex D.

PURPOSE OF THE PROPOSED AMENDMENTS TO THE 1994 PLAN

  After the Effective Time, the post-Merger entity will require additional shares of common stock to grant stock options to current and new employees and new non-employee directors in the future. The increase in the number of shares of common stock available for grant under the 1994 Plan will provide sufficient shares to enable management to grant such options in the foreseeable future.

SHARES SUBJECT TO THE 1994 PLAN

  Prior to the amendment and restatement of the 1994 Plan, there are 149,800 shares of Paradigm Common Stock (approximately 9,987 shares after the Reverse Stock Split described in the Reverse Stock Split Proposal) authorized for option grants. Upon approval of this amendment by the stockholders, there will be a total of 264,800 shares authorized under the 1994 Plan (after the Reverse Stock Split described in the Reverse Stock Split Proposal). The authorized shares issuable in connection with the 1994 Plan are subject to adjustment in the event of stock splits, stock dividends and other situations.

  As of June 16, 1998, Paradigm had options outstanding under the 1994 Plan to purchase an aggregate of 133,834 shares of Paradigm Common Stock (approximately 8,922 shares after the Reverse Stock Split described in the Reverse Stock Split Proposal), at an exercise price of $3.187 per share, or a weighted average per share exercise price of $3.187. If any option granted under the 1994 Plan expires or terminates for any reason without having been exercised in full, then the unpurchased shares subject to that option will once again be available for additional option grants. As of June 16, 1998, a total of 4,250 (approximately 284 shares after the Reverse Stock Split described in the Reverse Stock Split Proposal) shares of Paradigm Common Stock were available for future issuance under the 1994 Plan to executive officers and employees and a total of 11,250 shares of Paradigm Common Stock (approximately 750 shares after the Reverse Stock Split described in the Reverse Stock Split Proposal) were available for future issuance under the 1994 Plan to non-employee directors.

PARTICIPANTS

  Any person who is an employee (including an officer or director) of, or independent contractor or advisor to, Paradigm is eligible to receive options under the 1994 Plan. Optionees will be selected by the Stock Option Committee or in the alternative, the Paradigm Board.

  The 1994 Plan also provides for automatic grants for non-employee directors. Non-employee directors will automatically receive nonstatutory options to purchase 1,563 shares of Paradigm Common Stock (after the Reverse Stock Split described in the Reverse Stock Split Proposal) for every regular annual meeting after which they remain on the Board. Each new non-employee director who joins the Paradigm Board is automatically granted an option to purchase 6,250 shares of Paradigm Common Stock (after the Reverse Stock Split described in the Reverse Stock Split Proposal) upon the date on which such person first becomes a non-employee director. The non-employee director options will have ten (10) year terms and will be exercisable ratably at twenty-five percent (25%) a year from the date of the annual meeting of stockholders on which date the options are granted.

FEDERAL TAX INFORMATION

  The following discussion of the federal income tax consequences of the 1994 Plan is intended to be a summary of applicable federal law. Foreign, state and local tax consequences may differ. Because the federal income tax rules governing options and related payments are complex and subject to frequent change, optionees are advised to consult their tax advisors prior to exercise of options or dispositions of stock acquired pursuant to option exercise.

  Incentive Stock Options ("ISOs") and Nonqualified Stock Options ("NSOs") are treated differently for federal income tax purposes. ISOs are intended to comply with the requirements of Section 422 of the Code. NSOs need not comply with such requirements.

  An employee is not taxed on the grant or exercise of an ISO. The difference between the exercise price and the fair market value of the shares on the exercise date will, however, be a preference item for purposes of the alternative minimum tax. If an optionee holds the shares acquired upon exercise of an ISO for at least two years following grant and at least one year following exercise, the optionee's gain, if any, upon a subsequent disposition of such shares is taxed at capital gains rates. The measure of the gain is the difference between the proceeds received on disposition and the optionee's basis in the shares (which generally equals the exercise price). If an optionee disposes of stock acquired pursuant to exercise of an ISO before satisfying the one- and two-year holding periods described above, the optionee will recognize both ordinary income and capital gain in the year of disposition. The amount of the ordinary income will be the lesser of (i) the amount realized on disposition less the optionee's adjusted basis in the stock (usually the exercise price) or (ii) the difference between the fair market value of the stock on the exercise date and the exercise price. The balance of the consideration received on such a disposition will be taxed at capital gains rates if the stock had been held for at least one year following exercise of the ISO. Paradigm is not entitled to an income tax deduction on the grant or exercise of an ISO or on the optionee's disposition of the shares after satisfying the holding period requirement described above. If the holding periods are not satisfied, Paradigm will be entitled to a deduction in the year the optionee disposes of the shares, in an amount equal to the ordinary income recognized by the optionee.

  An optionee is not taxed on the grant of an NSO. On exercise, however, the optionee recognizes ordinary income equal to the difference between the exercise price and the fair market value of the shares on the date of exercise. Paradigm is entitled to an income tax deduction in the year of exercise in the amount recognized by the optionee as ordinary income. Any gain on subsequent disposition of the shares is capital gain. Paradigm does not receive a deduction for this gain.

VOTE NECESSARY TO APPROVE THE PROPOSAL

  Each holder of Paradigm Common Stock is entitled to one vote per share held. The holders of a majority of the shares of the Paradigm Common Stock issued and outstanding shall constitute a quorum. The affirmative vote of holders of a majority of the outstanding shares of Common Stock voting on the Stock Plan Proposal at the duly convened Paradigm Annual Meeting is required for approval of the amendment to increase the number of shares issuable under the 1994 Plan. In the event that a quorum is not present or represented at the Paradigm Annual Meeting, the stockholders entitled to vote at the meeting present in person or by proxy shall have power to adjourn the Paradigm Annual Meeting until a quorum shall be present or represented. Proxies solicited by the Paradigm Board will be voted for approval of the Stock Plan Proposal, unless otherwise instructed.

  A stockholder voting through a proxy who abstains with respect to approval of the Stock Plan Proposal shall be considered to have cast a negative vote with respect to the Stock Plan Proposal, but shall be treated as present and entitled to vote on the approval of the other Proposals presented to the stockholders at the Paradigm Annual Meeting; provided, however, that a stockholder (including a broker) who does not give authority to a proxy to vote on the approval of the other Proposals shall not be considered present and entitled to vote on the other Proposals.

  In the event that the Stock Plan Proposal is approved by the Paradigm stockholders and the Merger Proposal and Issuance Proposal is not approved by the Paradigm stockholders, Paradigm will take no action to implement the Stock Plan Proposal.

RECOMMENDATION OF THE PARADIGM BOARD

  The Paradigm Board recommends a vote "FOR" the proposal to amend the 1994 Plan to increase the number of shares issuable thereunder. Unless a contrary choice is specified, proxies solicited by the Paradigm Board will be voted FOR approval of the amendment to the 1994 Plan to increase the number of shares issuable thereunder.

   THE PARADIGM BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE STOCK PLAN
                                   PROPOSAL.

                    RATIFICATION OF INDEPENDENT ACCOUNTANTS

  The Board has approved the retention of PricewaterhouseCoopers LLP as independent accountants for Paradigm until revoked by further action. PricewaterhouseCoopers LLP (formerly Price Waterhouse LLP) has been Paradigm's independent accountants since June 1994.

  The stockholders are asked to ratify the designation of PricewaterhouseCoopers LLP as independent accountants for Paradigm for the fiscal year ending December 31, 1998. A representative of PricewaterhouseCoopers LLP is expected to be present at the Paradigm Annual Meeting to make a statement if he or she desires to do so, and such representative is expected to be available to respond to appropriate questions.

  Should the stockholders fail to ratify the designation of PricewaterhouseCoopers LLP as independent accountants, retention of the firm for the fiscal year ending December 31, 1998 will be reconsidered by the Board. If the Merger is consummated, then historical financial statements of IXYS shall become the historical financial statements of the Combined Company following the Merger. PricewaterhouseCoopers LLP will be the independent accountants of the Combined Company.

  Unless marked to the contrary, proxies received will be voted "FOR" ratification of the designation of PricewaterhouseCoopers LLP as independent accountants for Paradigm's fiscal year ending December 31, 1998.

  Ratification of Paradigm's independent accountants requires the affirmative vote of holders of a majority of the outstanding shares of Paradigm Common Stock present in person or by proxy at the Paradigm Annual Meeting that vote on such proposal.

           THE BOARD OF DIRECTORS OF PARADIGM UNANIMOUSLY RECOMMENDS
       A VOTE "FOR" RATIFICATION OF PARADIGM'S INDEPENDENT ACCOUNTANTS.

                         THE IXYS CERTIFICATE PROPOSAL

  The Certificate of Incorporation of IXYS Corporation (the "IXYS Certificate") currently provides that any merger of IXYS with or into any other corporation in which the stockholders of IXYS own less than 50% of IXYS's voting power immediately after such merger shall be considered a liquidation under the IXYS Certificate. In a liquidation, the holders of IXYS Preferred Stock would be entitled to be paid their respective liquidation preferences, which would require the payment of $37,556,000 in cash. Although the stockholders of IXYS will own more than 50% of the voting power of the Combined Company immediately after the Merger, because of the structure of the transaction, they will not own any shares of IXYS itself after the Merger, which will instead be owned by the Combined Company. The structure was selected to permit the stockholders of IXYS to hold shares in a public company and to avoid merging IXYS directly into Paradigm, whereby IXYS would disappear as a corporation. IXYS and Paradigm do not intend by virtue of the Merger to cause the payment of the liquidation preferences of the IXYS Preferred Stock. To avoid any inference that the Merger could be construed as a liquidation under the IXYS Certificate, it is proposed that the following Paragraph e. be added at the end of Section 3 of Paragraph E. of Article IV of the IXYS
Certificate:

  "e. Notwithstanding anything in this Section 3 to the contrary, neither a merger of the Corporation with Paradigm Enterprises, Inc., a Delaware corporation, nor a transfer of voting power in connection with such merger shall be considered a liquidation under this Section."

  By approving the foregoing amendment to the IXYS Certificate, the stockholders of IXYS will also approve a change in the name of IXYS to "IXYS USA, Inc." The Combined Company will be renamed "IXYS Corporation" upon consummation of the Merger.

VOTE NECESSARY TO APPROVE THE PROPOSAL

  Each holder of IXYS Capital Stock is entitled to one vote per share held. The holders of a majority of the issued and outstanding shares of IXYS Capital Stock shall constitute a quorum. The affirmative vote of holders of a majority of the outstanding shares of IXYS Capital Stock, voting together as a single class, and the affirmative vote of a majority of the outstanding shares of IXYS Preferred Stock, voting together as a single class, are required for approval of the IXYS Certificate Proposal. In the event that a quorum is not present or represented at the IXYS Special Meeting, the stockholders entitled to vote at the meeting present in person or by proxy shall have power to adjourn the IXYS Annual Meeting until a quorum shall be present or represented.

  A stockholder voting through a proxy who abstains with respect to approval of the IXYS Certificate Proposal shall be considered to have cast a negative vote with respect to the IXYS Certificate Proposal, but shall be treated as present and entitled to vote on the Merger Proposal at the IXYS Special Meeting; provided, however, that a stockholder (including a broker) who does not give authority to a proxy to vote on approval of the Merger Proposal shall not be considered present and entitled to vote on the Merger Proposal.

RECOMMENDATION OF THE IXYS BOARD

  The IXYS Board recommends a vote "FOR" the proposal to amend IXYS' Certificate of Incorporation to avoid any inference that the Merger could be construed as a liquidation under the IXYS Certificate of Incorporation. Unless a contrary choice is specified, proxies solicited by the IXYS Board will be voted FOR approval of the IXYS Certificate Proposal.

    THE IXYS BOARD RECOMMENDS A VOTE "FOR" APPROVAL OF THE IXYS CERTIFICATE
                                   PROPOSAL

         UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

  The following unaudited pro forma condensed combined financial statements give effect to the proposed merger of Paradigm and IXYS using the purchase method of accounting in accordance with generally accepted accounting principles. IXYS is considered the accounting acquiror. The unaudited pro forma condensed combined financial statements are based on the respective historical financial statements which are included elsewhere in this Joint Proxy Statement/Prospectus. The unaudited pro forma condensed combined balance sheets assume that the Merger took place on March 31, 1998 and combine Paradigm's March 31, 1998 historical balance sheet with IXYS' March 31, 1998 historical consolidated balance sheet. The unaudited pro forma condensed combined statements of operations assume that the Merger took place as of January 1, 1997 for the twelve months ended December 31, 1997 and combine IXYS consolidated statements of operations for the three months ended March 31, 1997 (unaudited) and the nine months ended December 31, 1997 (unaudited) with Paradigm's historical results of operations for the twelve months ended December 31, 1997. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 1998 combine Paradigm's condensed statement of operations for the three months ended March 31, 1998 (unaudited) with IXYS' condensed consolidated statement of income for the same period (unaudited). The unaudited pro forma condensed combined financial statements are based on the estimates and assumptions set forth in the notes to such statements. The pro forma adjustments are based on a preliminary valuation of Paradigm that has yet to be finalized, made in connection with the development of the pro forma information for illustrative purposes to comply with the disclosure requirements of the Commission. The pro forma adjustments included in the unaudited pro forma condensed combined financial information may be revised upon the finalization of the valuation of the net assets acquired by IXYS. The unaudited pro forma condensed combined financial statements do not purport to be indicative of the results of operations for future periods or the combined financial position or results that would have been realized had the companies been a single entity during these periods. These unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and the related notes thereto of Paradigm and IXYS, which are included elsewhere herein. See "Index to Financial Statements."

        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                         YEAR ENDED DECEMBER 31, 1997

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                             PARADIGM
                            TECHNOLOGY,      IXYS       PRO FORMA  PRO FORMA
                               INC.     CORPORATION(3) ADJUSTMENTS COMBINED
                            ----------- -------------- ----------- ---------
Sales......................   $12,449      $53,988                  $66,437
Cost of sales..............    11,946       34,060                   46,006
                              -------      -------                  -------
Gross profit...............       503       19,928                   20,431
                              -------      -------                  -------
Research and development...     3,406        2,935                    6,341
Selling, general and
 administrative............     4,920        8,774                   13,694
Amortization of
 intangibles...............                               $ 196(1)      196
                              -------      -------        -----     -------
  Total operating
   expenses................     8,326       11,709          196      20,231
                              -------      -------        -----     -------
Operating income (loss)....    (7,823)       8,219         (196)        200
Interest expense...........       370          183                      553
Other (income) expense,
 net.......................       718          429                    1,147
                              -------      -------        -----     -------
Income (loss) before
 taxes.....................    (8,911)       7,607         (196)     (1,500)
Provision for taxes........                  3,652                    3,652
                              -------      -------        -----     -------
Net income (loss)..........   $(8,911)     $ 3,955        $(196)    $(5,152)
                              =======      =======        =====     =======
Income (loss) per share--
 basic and diluted.........   $(11.87)                              $ (0.72)
                              =======                               =======
Shares used in per share
 calculation--basic and
 diluted...................       861                                 7,195(2)
                              =======                               =======

        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1998

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                               PARADIGM        IXYS      PRO FORMA  PRO FORMA
                           TECHNOLOGY, INC. CORPORATION ADJUSTMENTS COMBINED
                           ---------------- ----------- ----------- ---------
Sales....................       $1,914        $15,412                $17,326
Cost of sales............        1,770         11,634                 13,404
                                ------        -------                -------
Gross profit.............          144          3,778                  3,922
                                ------        -------                -------
Research and
 development.............          304          1,052                  1,356
Selling, general and
 administrative..........          744          2,465                  3,209
Amortization of
 intangibles.............                                  $ 49(1)        49
                                ------        -------      ----      -------
  Total operating
   expenses..............        1,048          3,517        49        4,614
                                ------        -------      ----      -------
Operating income (loss)..         (904)           261       (49)        (692)
Interest expense.........           71            107                    178
Other (income) expense,
 net.....................          (38)        (4,192)                (4,230)
                                ------        -------      ----      -------
Income (loss) before
 taxes...................         (937)         4,346       (49)       3,360
Provision for taxes......                      (1,596)                (1,596)
                                ------        -------      ----      -------
Net income (loss)........       $ (937)       $ 2,750      $(49)     $ 1,764
                                ======        =======      ====      =======
Income (loss) per share--
 basic ..................       $(0.68)                              $  0.24
                                ======                               =======
Shares used in per share
 calculation--basic .....        1,420                                 7,233(2)
                                ======                               =======
Income (loss) per share
 -- diluted..............       $(0.68)                              $  0.24
                                ======                               =======
Shares used in per share
 calculation--diluted....        1,420                                 7,299(2)
                                ======                               =======

See accompanying notes to unaudited pro forma condensed combined statements of operations.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS:

(1) Adjustment reflects the amortization of the amount of the purchase price allocated to identified intangible assets over 12 months ending December 31, 1997 and 3 months ending March 31, 1998. Intangibles are being amortized over 2 years.

(2) Shares used in the per share calculation reflect 7.1 million shares issued to IXYS stockholders as if they were outstanding from the beginning of each period presented and Paradigm shares following the reverse stock splits. IXYS shares are calculated using 111,409,363 shares of preferred stock and 72,211,873 shares of common stock converted at the exchange ratio of 0.038876 per share.
  Shares used in proforma income (loss) per share--basic and diluted calculations for the year ended December 31, 1997 are as follows (in thousands):

      IXYS shares based on assumed exchange ratio......................... 7,138
      Paradigm shares following one-for-fifteen reverse split.............    57
                                                                           -----
                                                                           7,195
                                                                           =====

  Shares used in proforma income (loss) per share calculations for the three months ended March 31, 1998 are as follows (in thousands):

      IXYS shares based on assumed exchange ratio.......................  7,138
      Paradigm shares following one-for-fifteen reverse split...........     95
                                                                          -----
       Shares used in per share calculation--basic......................  7,233
      Paradigm preferred stock following one-for-fifteen reverse split..     66
      Paradigm options and warrants following one-for-fifteen reverse
       split............................................................    --
                                                                          -----
       Shares used in per share calculation--diluted....................  7,299
                                                                          =====

(3) The year ended December 31, 1997 for IXYS is unaudited and consists of the fourth quarter of IXYS' fiscal year ended March 31, 1997 and the first three quarters of its fiscal year ending March 31, 1998.

Note: In-process research and development costs in the amount of $1,108, which will be written off immediately after the transaction is completed, have been excluded from these unaudited pro forma condensed combined statements of operations.

             UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                                MARCH 31, 1998
                                (IN THOUSANDS)

                               PARADIGM
                              TECHNOLOGY,    IXYS      PRO FORMA     PRO FORMA
                                 INC.     CORPORATION ADJUSTMENTS    COMBINED
                              ----------- ----------- -----------    ---------
Cash and cash equivalents....   $  218     $  9,644                   $ 9,862
Accounts receivable..........    1,346       10,009                    11,355
Inventories..................    2,722       17,103                    19,825
Other current assets.........      397        2,567                     2,964
Intangible assets............                          $    393 (1)       393
Property and equipment.......    2,518       10,602                    13,120
Other........................      263        4,415                     4,678
                                ------     --------    --------       -------
  Total .....................   $7,464     $ 54,340    $    393       $62,197
                                ======     ========    ========       =======
Current liabilities..........   $4,989     $ 25,489    $ (9,300)(2)   $21,178
Long-term liabilities........      399       12,551                    12,950
Mandatorily redeemable pre-
 ferred stock, net...........                28,256     (28,256)(2)
Stockholders' equity (defi-
 cit)........................    2,076      (11,956)     37,556 (2)
                                                            393 (1)    28,069
                                                          1,108 (3)
                                                         (1,108)(3)
                                ------     --------    --------       -------
  Total......................   $7,464     $ 54,340    $    393       $62,197
                                ======     ========    ========       =======

   See accompanying notes to unaudited pro forma condensed combined balance sheet.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET:

(1) Reflects allocation of a portion of the estimated purchase price of $3.6 million to identified intangible assets and the related deferred tax liability. The total purchase price of $3.6 million was calculated based on the market price of Paradigm Common Stock at the assumed date of the transaction ($0.875 per share at June 16, 1998) multiplied by Paradigm's total stock outstanding (1,779,401 shares of common stock and 1,394,172 shares of common stock issuable upon conversion of preferred stock) and includes approximately $800,000 of transaction related costs born by IXYS. The excess of the purchase price over the net assets of Paradigm has been allocated to current products ($182), workforce and other identified intangibles ($211), and in-process research and development ($1,108). IXYS' management estimates that the net book value of Paradigm's fixed assets approximate their fair value at the purchase date.
(2) Reflects the conversion of IXYS mandatorily redeemable convertible preferred stock into IXYS Common Stock at the date of the transaction.
(3) Reflects the impact on stockholders' equity of the anticipated write-off of in-process research and development in the amount of $1,108, net of income tax effects. Amount is initially recorded in paid-in capital and then is expensed into accumulated deficit.

                               PARADIGM BUSINESS

  The discussion in this Joint Proxy Statement/Prospectus contains forward-looking statements which involve risks and uncertainties. Paradigm's actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, without limitation, those discussed in this section and in the sections entitled "Risk Factors" and "Paradigm Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as those discussed elsewhere in this Joint Proxy Statement/Prospectus.

GENERAL

  Paradigm designs and markets high speed, high density static random access memory ("SRAM") semiconductor devices to meet the needs of advanced telecommunications devices, networks, workstations, high performance PCs, advanced modems and complex military/aerospace applications. Paradigm focuses on high performance, 10 nanosecond ("ns") and faster SRAMs. For the year ended December 31, 1997, 10ns and faster SRAMs accounted for approximately 49% of Paradigm's sales. Using a combination of innovative process architecture and design know-how, Paradigm was one of the first companies to introduce high speed CMOS SRAMs for three successive generations of product densities: 256 kilobit ("K"), one megabit ("M"), and 4M. Paradigm's customers in 1997 included Iomega, IKOS, Samsung and Motorola.

RECENT DEVELOPMENTS

  The SRAM business is highly cyclical and has been subject to significant downturns at various times that have been characterized by diminished product demand, production overcapacity, and accelerated erosion of average selling prices. During the latter part of 1995 continuing into 1996, 1997 and the first three months of 1998, the market for certain SRAM devices experienced an excess supply relative to demand which resulted in a significant downward trend in prices.

  The selling prices that Paradigm is able to command for its products are highly dependent on industry-wide production capacity and demand. In this regard, Paradigm did experience rapid erosion in product pricing in 1996, 1997 and during the first three months of 1998 which was not within the control of Paradigm. Paradigm could continue to experience a downward trend in pricing which could adversely affect Paradigm's operating results.

  Paradigm's recent operations have consumed substantial amounts of cash. During 1997, Paradigm completed the private placement of Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock for aggregate net proceeds of approximately $4,673,000. Paradigm believes that it will require additional cash infusion from similar private placements of equity or other sources of liquidity, such as asset sales and equipment financing to meet Paradigm's projected working capital and other cash requirements. The sale of additional equity or other securities could result in additional dilution to Paradigm's stockholders. There can be no assurance that such additional financing, if required, can be obtained on acceptable terms, if at all.

  As a result of these circumstances, Paradigm's independent accountants' opinion on Paradigm's December 31, 1997 financial statements includes an explanatory paragraph indicating that these matters raise a substantial doubt about Paradigm's ability to continue as a going concern.

  On March 6, 1998, Paradigm entered into a definitive merger agreement providing for the acquisition of all of the outstanding capital stock of IXYS Corporation ("IXYS") in exchange for Common Stock of Paradigm. The exchange ratio in the Merger for the IXYS equity securities will be the greater of two ratios. The first ratio provides that upon the Merger the holders of equity securities of IXYS hold 95% of the fully diluted capitalization of the combined company and that the holders of equity securities of Paradigm will hold 5% of the fully diluted capitalization of the combined company. (As used herein, fully diluted capitalization means the sum of the number of shares of common stock outstanding and issuable upon exercise or conversion of all outstanding preferred stock, warrants, options and other rights.) The second ratio provides that the value associated with the fully diluted capitalization of IXYS, at the time of the consummation of the Merger, be at least $150 million, based on an average of the closing prices of Paradigm's Common Stock prior to Paradigm's stockholders meeting. Consummation of the Merger requries the approval of Paradigm's and IXYS' stockholders and various regulatory agency approvals. If approved, the transaction is anticipated to be accounted for as a purchase of Paradigm by IXYS for financial reporting purposes.

  On May 1, 1998, Paradigm's stockholders approved a ten-for-one reverse stock split of Paradigm's common stock, such that every ten shares shall be combined into one share of common stock. All prior period common shares and per share data in this Joint Proxy Statement/Prospectus have been restated to reflect this reverse stock split.

INDUSTRY BACKGROUND

  Virtually all digital electronic systems, including cellular telephones, workstations, PCs and modems, contain memory devices. Over the past decade, the drive to reduce the size and increase the speed and functionality of electronic systems has required concurrent increases in the density and speed of memory devices used in these systems. The most widely used memory devices are dynamic random access memories ("DRAMs") and SRAMs. DRAMs are commercially available with higher densities than SRAMs, while SRAMs generally are capable of significantly higher speeds than DRAMs of comparable density. SRAMs achieve this speed advantage principally by incorporating more transistors in each memory cell, rendering SRAMs larger and more costly to manufacture. Until recently, DRAMs have produced acceptable performance levels at a lower cost and reduced size compared to SRAMs. However, the increased computing speeds of digital signal processors contained in advanced telecommunications equipment and recently introduced processors, such as Intel's Pentium and the PowerPC, have exceeded the ability of DRAMs to provide timely access to data. For example, to take advantage of the significantly increased performance capabilities of these new processors in high performance PCs, SRAMs are often used as cache memory between the processor and the DRAM main memory. The cache memory stores the most frequently or most recently used data from the DRAM main memory, enabling quicker access by the processor. When SRAMs are used to provide access to a high percentage of the information the processor requests, data access speeds can be greatly enhanced.

  The vast majority of SRAMs currently sold are industry standard asynchronous SRAMs that have only relatively simple interface logic and are required to operate only at normal commercial temperatures. Synchronous SRAMs, which operate at the same clock speed as the processor, are more complex and difficult to produce than asynchronous SRAMs because they combine SRAM memory with additional logic. Synchronous burst mode SRAMs permit high-end processors, such as the Pentium and PowerPC, to access data more quickly by allowing data bits to be transferred in blocks rather than one bit at a time. Both synchronous and asynchronous SRAMs vary in performance features, such as speed, density and temperature tolerance, which enable them to support various high-end applications. In addition, the demand for reduced power consumption in electronic products has resulted in an increasing demand for low voltage SRAM devices.

  Dataquest Incorporated, an information technology research firm, estimates that the worldwide market for SRAM products will grow from $6.7 billion in 1996 to $8.9 billion in 1999, with the market for sub-20ns SRAMs growing from $2.0 billion to $2.5 billion over the same period. In addition to high performance PCs, SRAMs are used in a variety of other electronics products. In commercial communications, SRAMs are used in both cellular base stations and digital cellular telephones. SRAMs are also increasingly used in high speed communication networks, such as Ethernet and FDDI-based networks. In military and aerospace systems, SRAMs can also provide the high performance memory required by fast military processors. For example, high speed military computers utilize high performance SRAMs in pattern recognition and command, control and communication applications embedded in today's advanced electronic weapons, planes and satellites.

PARADIGM'S PRODUCTS

  Paradigm designs, manufactures and sells a broad range of SRAM products with various density, speed, configuration, temperature range and packaging options for a wide range of commercial, industrial and military applications. Paradigm's products range in density from 256K to 4M. Paradigm's fastest products currently achieve 7ns access times, and for the year ended December 31, 1997, 10ns and faster SRAMs accounted for 49% of Paradigm's sales. The majority of Paradigm's products are available in two levels of power consumption, standard and low, and three temperature ranges, commercial, industrial and military. Paradigm also offers its products in a wide variety of packaging options to accommodate various product features and cost considerations. Paradigm designs its SRAM packages and pinouts to meet the standards prescribed by the Joint Electron Device Engineering Council ("JEDEC").

  Asynchronous SRAMs. Paradigm's asynchronous SRAM products include high speed 256K, 1M and 4M CMOS SRAMs. They are available in a variety of configurations and commercial and industrial temperature range versions, as well as military versions manufactured to comply with the most recent military specifications.

  SRAM Modules. Paradigm offers SRAM modules in which multiple SRAMs are connected and grouped on a printed circuit board and sold as a single unit. Paradigm module offerings are designed to support the specific needs of the PC cache market and the requirements for JEDEC standard SRAM modules. Paradigm's PC cache module offerings include Intel COAST compliant modules and modules which support PowerPC CHRP based designs. The JEDEC standard module product offerings include modules ranging in size from 750K to 8M. These modules are used in a variety of applications including networking, communications, digital signal processing ("DSP") boards and memory testers.

  Products Under Development. Timely development and introduction of new products are essential to maintaining Paradigm's competitive position. Paradigm works closely with leading electronics manufacturers in order to anticipate and develop future generations of high performance SRAMs required by these customers. Paradigm's current design development objectives include very fast SRAM products for the telecommunications, networking and military/aerospace industries. Products currently under development include: asynchronous, low voltage and high-speed SRAMs; and special configuration SRAMs for cellular phone and modem applications. In addition, by working closely with customers, Paradigm is developing a line of module offerings. Paradigm believes that these modules will provide high quality, high value SRAM-based industry standard products, as well as custom solutions. In addition to new product development, Paradigm is focused on redesigning existing products to reduce manufacturing costs, increase yields, and increase the speeds of its products.

  The SRAM business is highly cyclical and has been subject to significant downturns at various times that have been characterized by diminished product demand, production over-capacity and accelerated erosion of average selling prices. During the latter part of 1996 and throughout 1997, the market for certain SRAM devices experienced an excess supply relative to demand which resulted in a significant downward trend in prices. Paradigm expects such downward price trend to continue. See "Risk Factors--Semiconductor Industry; SRAM Market."

  The selling prices that Paradigm is able to command for its products are highly dependent on industry-wide production capacity and demand. In this regard, Paradigm did experience rapid erosion in product pricing during 1996 and 1997 which was not within the control of Paradigm. Paradigm could continue to experience a downward trend in pricing which could adversely effect Paradigm's operating results. See "Risk Factors--Semiconductor Industry; SRAM Market."

  Paradigm's future success will depend, in part, on its ability to offset expected price erosion through manufacturing cost savings, yield improvements and developing and introducing on a timely basis new products and enhanced versions of existing products which incorporate advanced features and command higher prices.

CUSTOMERS AND APPLICATIONS

  Recent market trends, such as the rapid expansion of telecommunications, graphics, multimedia and networking applications and the proliferation of high-end workstations and PCs, have resulted in significant demand for high performance SRAMs. Paradigm has targeted this higher performance segment of the SRAM market, where it believes critical performance criteria such as speed and temperature tolerance are more highly valued.

  For the year ended December 31, 1997, Paradigm's sales of products to Samsung, IKOS, All American and Iomega accounted for 16%, 16%, 15% and 10% of sales, respectively.

SALES AND MARKETING

  Paradigm sells its products in North America through a combination of a direct sales force, independent sales representatives and distributors. Direct sales personnel are responsible for calling on key accounts in North America and coordinating the activities of Paradigm's sales representatives. Paradigm has a sales manager in each of its regional sales offices in Dallas, Chicago and Milpitas. Paradigm sells its products in Asia and Europe through a network of distributors and independent sales representatives. Paradigm intends to expand the size of its direct sales force and the number of outside sales representatives to provide additional customer service and broaden its customer base.

  Paradigm's sales representatives and distributors are not subject to minimum purchase requirements and can discontinue marketing Paradigm's products at any time. Paradigm's distributors are permitted to return to Paradigm any or all of the products purchased by them and are offered price protection. As is standard in the semiconductor industry, distributors are granted a credit for the difference, at the time of a price reduction, between the price they were originally charged for the products in inventory and the reduced price which Paradigm subsequently charges distributors. From time to time, distributors are also granted credit on an individual basis for Company-approved price reductions on specific transactions, usually to meet competitive prices. Paradigm believes that its relations with it sales representatives and distributors are good.

  Paradigm believes that customer service and technical support are important competitive factors in selling to key customers. Paradigm emphasizes on-time delivery and quick responses to the demand changes of its customers. Paradigm has trained employees of its sales representatives and distributors to provide technical support, with Paradigm technical support engineers available to provide assistance with more difficult questions.

BACKLOG

  Paradigm's backlog includes all purchase orders that have been received, accepted and scheduled for delivery. Paradigm counts in its backlog only those orders which it believes will be shipped within the next six months. Most orders in backlog are subject to delivery rescheduling, price renegotiations and cancellation at the option of the purchaser, usually without penalty. As a result, although backlog may be useful for scheduling production, it may not be a reliable measure of sales for future periods. As of December 31, 1997, Paradigm's backlog was approximately $2.7 million.

MANUFACTURING

  On November 15, 1996, Paradigm sold its Wafer Fab to Orbit. Paradigm conducts business with two offshore wafer foundries by delivering written purchase orders specifying the particular product ordered, quantity, price, delivery date and shipping terms and, therefore, such foundries are not obligated to supply products to Paradigm for any specific period, in any specific quantity or at any specified price, except as may be provided in a particular purchase order. Reliance on outside foundries involves several risks, including constraints or delays in timely delivery of Paradigm's products, reduced control over delivery schedules, quality assurance, potential costs and loss of production due to seismic activity, weather conditions and other factors. To the extent a foundry terminates its relationship with Paradigm, or should Paradigm's supply from a foundry be interrupted or terminated for any other reason, Paradigm may not have a sufficient amount of time to replace the supply of products manufactured by the foundry. Should Paradigm be unable to obtain a sufficient supply of products to enable it to meet demand, it could be required to allocate available supply of its products among its customers. Currently, there is no shortage of supply, however, until late 1995, there had been a worldwide shortage of advanced process technology foundry capacity and there can be no assurance that there will not be such a shortage in the future. If such a shortage occurs, there can be no assurance that Paradigm will be able to obtain sufficient foundry capacity to meet customer demand in the future. Paradigm is continuously evaluating potential new sources of supply. However, the qualification process and the production ramp-up for additional foundries could take longer than anticipated, and there can be no assurance that such sources will be able or willing to satisfy Paradigm's requirements on a timely basis or at acceptable quality or per unit prices.

  Constraints or delays in the supply of Paradigm's products, whether because of capacity constraints, unexpected disruptions at the current or future foundries or assembly houses, delays in obtaining additional production at the existing foundry or in obtaining production from new foundries, shortages of raw materials, or other reasons, could result in the loss of customers and other material adverse effects on Paradigm's operating results, including effects that may result should Paradigm be forced to purchase products from higher cost foundries or pay expediting charges to obtain additional supply. See "Risk Factors--Risks Related to the Business of Paradigm."

STRATEGIC RELATIONSHIPS

  NKK Corporation. Under several technology license and development agreements, the first two of which were executed in December 1990, Paradigm and NKK Corporation ("NKK") entered into various product development and technology licensing relationships, resulting in Paradigm's successful transfer of its 0.6 micron process technology to NKK's wafer fabrication facility in Japan. These relationships were modified on April 13, 1995 by an agreement (the "NKK Agreement") which significantly simplified the relationship between the parties and substantially ended each party's obligation to disclose or deliver technological improvements to the other. Under the NKK Agreement, NKK has agreed to supply Paradigm with a significant quantity of 1M SRAMs of Paradigm's design each month for a three year period in exchange for additional and expanded license rights with respect to certain proprietary technology. However, Paradigm is under no obligation to purchase the 1M SRAMs under the NKK Agreement. In effect, the NKK Agreement provides Paradigm with an important, discretionary ability to increase capacity on an as-needed basis. Therefore, Paradigm's rights under the NKK Agreement will not be affected if it does not purchase the 1M SRAMs contemplated by the NKK Agreement. Paradigm began shipping SRAMs produced by NKK during the fourth quarter of 1995. The NKK Agreement also rescinded NKK's right to restrict Paradigm from entering into other foundry relationships or granting additional licenses for Paradigm's products. The NKK Agreement will automatically terminate upon completion of the joint development work contemplated by the Agreement and may be terminated upon default by either party. Paradigm believes that if the NKK Agreement were terminated it would not have a material adverse effect on Paradigm's results, operations or financial condition. See "--Factors That May Affect Future Results" and "--Strategic Relationships; Potential Competition."

COMPETITION

  The semiconductor industry is intensely competitive and is characterized by rapidly changing technology, short product life cycles, cyclical oversupply and rapid price erosion. Paradigm competes with large domestic and international semiconductor companies, most of which have substantially greater financial, technical, marketing, distribution and other resources than Paradigm. Paradigm's principal competitors in the high performance SRAM market include Motorola and Samsung. Other competitors in the SRAM market include Alliance Semiconductor, Cypress Semiconductor, Integrated Device Technology, Integrated Silicon Solution and numerous other large and emerging semiconductor companies. In addition, other manufacturers can be expected to enter the high speed, high density SRAM market. In 1995, NKK commenced production of products using Paradigm's design and process technologies, and therefore may become a more significant competitor of Paradigm. Paradigm has also licensed to Atmel the right to produce certain of its SRAM products, and as a result may compete with Atmel with respect to such products. Because both NKK and Atmel have greater resources than Paradigm and have foundry capacity, any such competition could adversely affect Paradigm. To the extent that Paradigm enters into similar arrangements with other companies, it may compete with such companies as well. See "--Strategic Relationships; Potential Competition" and "Risk Factors--Risks Related to the Business of Paradigm."

  The ability of Paradigm to compete successfully depends on elements outside its control, including the rate at which customers incorporate Paradigm's products into their systems, the success of such customers in selling those systems, Paradigm's protection of its intellectual property, the number, nature and success of its competitors and their product introductions and general market and economic conditions. In addition, Paradigm's success will depend in large part on its ability to develop, introduce and manufacture in a timely manner products that compete effectively on the basis of product features (including speed, density, die size, and packaging), availability, quality, reliability and price, together with other factors including the availability of sufficient manufacturing capacity and the adequacy of production yields. There can be no assurance that Paradigm will be able to compete successfully in the future. See "Risk Factors--Risks Related to the Business of Paradigm."

PATENTS AND LICENSED TECHNOLOGY

  Paradigm seeks to protect its proprietary technology by filing applications to obtain patents in the United States and foreign countries and by registering its circuit designs pursuant to the U.S. Semiconductor Chip Protection Act of 1984. Paradigm also relies on trade secrets and confidential technological know-how in the conduct of its business. As of December 31, 1997, Paradigm held 17 U.S. patents and one Canadian patent, and had four U.S. and 15 foreign patent applications pending. Paradigm believes that its patent portfolio strengthens its negotiating position with respect to technology ownership disputes that may occur in the future.

  Paradigm intends to continue to pursue patent, trade secret, and mask work protection for its semiconductor process technologies and designs. To that end, Paradigm has obtained certain patents and patent licenses and intends to continue to seek patents on its inventions, as appropriate. The process of seeking patent protection can be long and expensive, and there is no assurance that patents will be issued from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to Paradigm. In particular, there can be no assurance that any patents held by Paradigm will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantage to Paradigm. Paradigm also relies on trade secret protection for its technology, in part through confidentiality agreements with its employees, consultants and third parties. There can be no assurance that these agreements will be fully effective or will not be breached, that Paradigm will have adequate remedies for any breach, or that Paradigm's trade secrets will not otherwise become known to or independently developed by others. In addition, the laws of certain countries in which Paradigm's products are or may be developed, manufactured or sold may not protect Paradigm's products and intellectual property rights to the same extent as the laws of the United States. See "Risk Factors--Risks Related to the Business of Paradigm."

  There has been substantial litigation regarding patent and other intellectual property rights in the semiconductor industry. In the future, litigation may be necessary to enforce patents issued to Paradigm, to protect trade secrets or know-how owned by Paradigm, or to defend Paradigm against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Paradigm has from time to time received, and may in the future receive, communications alleging possible infringement of patents or other intellectual property rights of others. Any such litigation could result in substantial cost to and diversion of effort by Paradigm, which could have a material adverse effect on Paradigm. Further, adverse determinations in such litigation could result in Paradigm's loss of proprietary rights, subject Paradigm to significant liabilities to third parties, require Paradigm to seek licenses from third parties or prevent Paradigm from manufacturing or selling its products, any of which could have a material adverse effect on Paradigm. See "Risk Factors--Risks Related to the Business of Paradigm."

  In December 1990, as part of an agreement terminating a strategic relationship with AT&T, Paradigm entered into a nonexclusive license agreement with AT&T giving Paradigm a license to use all AT&T-owned, semiconductor-related patents over a period of eight years. Under the agreement, Paradigm agreed to pay AT&T a royalty of 0.75% of revenue for each product produced by Paradigm. Under the same agreement, Paradigm licensed to AT&T its poly-iso structure for a similar royalty.

  Paradigm has also entered into certain license agreements with NKK. See "-- Strategic Relationships."

ENVIRONMENTAL MATTERS

  Paradigm believes that compliance with federal, state and local provisions regulating the discharge of materials into the environment or otherwise relating to the protection of the environment will not have a material effect upon its capital expenditures, operations or competitive position.

EMPLOYEES

  As of December 31, 1997, Paradigm had 21 employees, of whom 2 were engaged in research and development and engineering, 5 in marketing, sales and customer support, 6 in manufacturing, 4 in finance and 4 in administration. Paradigm's employees are not represented by a collective bargaining organization and Paradigm has never experienced a work stoppage. Paradigm believes that its employee relations are good. See "Risk Factors--Risks Related to the Business of Paradigm."

PROPERTIES

  Paradigm leases its 20,000 square foot principal facility in Milpitas, California pursuant to a lease that expires in January 2002. Paradigm also has domestic sales offices in the Chicago and Dallas metropolitan areas. Paradigm believes that the size of its existing facility is adequate to meet its current needs.

FACTORS THAT MAY AFFECT FUTURE RESULTS

  The operations and business prospects of Paradigm are subject to certain qualifications based on potential business risks faced by Paradigm. This Joint Proxy Statement/Prospectus should be reviewed in light of the potential effects of events that may occur as outlined in the risk factors presented in the section titled "Risk Factors."

   PARADIGM MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

  This Joint Proxy Statement/Prospectus contains forward-looking statements that involve risks and uncertainties. Paradigm's actual results may differ materially from the results discussed in such forward-looking statements. Factors that may cause such a difference include, but are not limited to, those discussed in "Risk Factors."

OVERVIEW

  Paradigm was founded in January 1987 and focused its initial development efforts primarily on high speed 256K and 1M SRAMs, producing its first prototype product in 1988. In July 1989, Paradigm began operating its wafer fabrication facility in San Jose, California and in April 1990 shipped its first commercial products, high speed 256K SRAMs. In July 1990 and October 1993, respectively, Paradigm began shipping 1M SRAMs and limited quantities of 4M SRAMs. On November 15, 1996, Paradigm sold its fabrication facility to Orbit. See "Sale of Wafer Fabrication Facility."

  From its inception through the Paradigm Reorganization in June 1994, Paradigm incurred substantial operating losses as it developed its technology and manufacturing processes. During this period, Paradigm incurred significant indebtedness to fund its operations, including capital expenditures associated with its wafer fabrication facility. This increasing indebtedness resulted in a significant increase in interest expense, which negatively impacted cash flow. In addition, Paradigm incurred operating losses due to manufacturing inefficiencies and a less than optimal sales mix that was comprised primarily of customers in lower margin markets. Specifically, prior to the Paradigm Reorganization, many of Paradigm's suppliers temporarily suspended shipments or demanded payment in cash prior to delivery of products. In addition, due to Paradigm's urgent cash needs, it sold the majority of its high performance SRAM products into lower margin commodity markets, resulting in reduced sales and lower margins than would otherwise have been achievable. In January 1994, Paradigm concluded that it could not meet its debt obligations and began to develop a plan for restructuring its debt and capital structure. See "-- Chapter 11 Reorganization."

  Prior to the Paradigm Reorganization, Paradigm's new management team adopted a strategy of focusing on emerging markets for higher performance asynchronous and synchronous SRAMs and specialty products. This emphasis on the higher end of the SRAM market was facilitated by the Paradigm Reorganization, which gave Paradigm the financial flexibility and time to target high-end markets for its high performance products. As a result of Paradigm's change in marketing strategy, Paradigm made a transition from a customer base composed largely of contract manufacturers to one increasingly represented by market leading product developers, resulting in increased sales to Paradigm's targeted markets in the telecommunications, networking, workstation, high performance PC and military/aerospace industries.

  Beginning in late 1995 and continuing through 1997, Paradigm has experienced significant decreases in average selling prices for certain products. Such price decreases have had an adverse effect on Paradigm's operating results. Accordingly, Paradigm's ability to maintain or increase revenues will be highly dependent upon its ability to increase unit sales volumes of existing products and to introduce and sell new products in quantities sufficient to compensate for the anticipated declines in average selling prices of existing products. Declining average selling prices will also adversely affect Paradigm's gross margins unless Paradigm is able to reduce its costs per unit to offset such declines.

  Paradigm's recent operations have consumed substantial amounts of cash. During 1997, Paradigm completed the private placement of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock for aggregate net proceeds of approximately $4,673,000. Paradigm believes that it will require additional cash infusion from similar private placements of equity or other sources of liquidity, such as asset sales and equipment financing to meet Paradigm's projected working capital and other cash requirements. Absent additional cash infusion from private placements of equity or other sources of liquidity, such as asset sales and equipment financing, Paradigm's continued existence is in substantial doubt. Management does not believe it is likely to achieve any of the alternatives set forth above. The sale of additional equity or other securities could result in additional dilution to Paradigm's stockholders. There can be no assurance that such additional financing, if required, can be obtained on acceptable terms, if at all.

  As a result of these circumstances, Paradigm's independent accountants' opinion on Paradigm's December 31, 1997 financial statements includes an explanatory paragraph indicating that these matters raise a substantial doubt about Paradigm's ability to continue as a going concern.

  Management's plans for Paradigm's continued existence is to consummate the pending merger with IXYS Corporation ("IXYS"). On March 6, 1998, Paradigm entered into a definitive merger agreement providing for the acquisition of all of the outstanding capital stock of IXYS in exchange for Common Stock of Paradigm. The exchange ratio in the Merger for the IXYS equity securities will be the greater of two ratios. The first ratio provides that upon the Merger the holders of equity securities of IXYS hold 95% of the fully diluted capitalization of the combined company and that the holders of equity securities of Paradigm will hold 5% of the fully diluted capitalization of the combined company. (As used herein, fully diluted capitalization means the sum of the number of shares of common stock outstanding and issuable upon exercise or conversion of all outstanding preferred stock, warrants, options and other rights.) The second ratio provides that the value associated with the fully diluted capitalization of IXYS, at the time of the consummation of the Merger, be at least $150 million, based upon an average of the closing prices of Paradigm's Common Stock prior to Paradigm's stockholders meeting. Consummation of the merger requires the approval of Paradigm's and IXYS' stockholders and various regulatory agency approvals. If approved, the transaction is anticipated to be accounted for as a purchase of Paradigm by IXYS for financial reporting purposes.

CHAPTER 11 REORGANIZATION

  On February 23, 1994, Paradigm entered into a letter of intent with ACMA Limited ("ACMA") and a letter of intent with National Semiconductor Corporation ("NSC") to restructure its obligations and provide additional capital to Paradigm. On March 30, 1994 and pursuant to the ACMA letter of intent, Paradigm filed in the United States Bankruptcy Court for the Northern District of California (the "Court") a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. On April 7, 1994, Paradigm filed its initial Plan of Reorganization with the Court. On May 24, 1994, after further negotiations between Paradigm and the Official Committee of Unsecured Creditors in its bankruptcy proceeding, Paradigm filed its Third Amended Joint Plan of Reorganization (the "Plan"). On June 7, 1994, the Court confirmed the Plan, which became effective on June 21, 1994.

  The Plan provided for the elimination of a significant portion of Paradigm's indebtedness and a significant reduction in its interest expense. At the time of filing of Paradigm's Chapter 11 proceeding, Paradigm's indebtedness, consisting of bank and other borrowings, capital lease obligations and trade payables, amounted to $33.9 million, and Paradigm had an accumulated deficit of $52.7 million. The Plan provided for a substantial restructuring of this indebtedness through reduction or elimination of certain amounts owed, based on the order of priority of claims in the Paradigm Reorganization. Accordingly, bank borrowings and secured borrowings were repaid in full, capital lease obligations were restructured, and holders of trade payables and other unsecured borrowings received cash in the amount of 5% of allowed claims, promissory notes in the amount of 25% of allowed claims, and shares of Paradigm Common Stock equal to 8.5% of the capital stock of Paradigm on a fully diluted basis. Under the Plan, the rights and interests of Paradigm's equity holders at that time were terminated. In addition, pursuant to letters of intent with Paradigm, ACMA and NSC purchased shares of preferred stock of Paradigm for an aggregate purchase price of $6.0 million.

  In connection with the Paradigm Reorganization, Paradigm's basis of accounting for financial reporting purposes changed, effective June 21, 1994, as follows: (i) Paradigm's assets and liabilities reflect a reorganization value generally approximating the fair value of Paradigm as a going concern on an unleveraged basis, (ii) Paradigm's accumulated deficit was eliminated, and
(iii) Paradigm's capital structure was adjusted to reflect consummation of the Plan. Accordingly, Paradigm's results of operations after June 20, 1994 are not comparable to the results of operations prior to that date, and the results of operations for the periods from April 1, 1994 to June 20, 1994 and from June 21, 1994 to December 31, 1994 have not been aggregated. Further, the financial position of Paradigm on or after June 21, 1994 is not comparable to its financial position at any date prior thereto.

SALE OF WAFER FABRICATION FACILITY

  In fiscal 1996, Paradigm adopted a strategy of having its products manufactured at outside foundries to provide greater flexibility and lower fixed costs. In that respect, on November 15, 1996, Paradigm sold its Fab to Orbit. Following the sale of the Fab, Paradigm and Orbit entered into a Wafer Manufacturing Agreement whereby Orbit supplied a quantity of wafers to Paradigm over a specified period of time.

  Orbit paid to Paradigm aggregate consideration of $20,000,000 consisting of $6.7 million in cash, assumption of $7.5 million of indebtedness associated with and secured by the Fab, and promissory notes in the aggregate principal amounts of $5.8 million. Paradigm recorded a loss of $4.6 million in the quarter ended December 31, 1996 as a result of the sale of its wafer fabrication facility. This charge included the excess of the net book value of leasehold improvements, wafer fabrication equipment, fabrication work in process inventory and other assets sold to Orbit over the proceeds received from Orbit, an accrual for professional fees, a reserve for an adverse purchase commitment related to the wafer manufacturing agreement and accruals for other costs. See Note 11 of Notes to Financial Statements.

  In connection with the sale of the Fab, substantially all of the 109 employees associated with the Fab were terminated and became employees of Orbit. No severance payments were made to employees transferred to Orbit.

  Paradigm also implemented a reduction in the work force of approximately 35 employees and took a charge of approximately $150,000 in the fourth quarter of 1997 associated with severance payments and other related costs.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1997 TO THE YEAR ENDED DECEMBER 31, 1996

  Sales. Sales decreased by 46% to $12.4 million in the year ended December 31, 1997, from $23.2 million in the year ended December 31, 1996. Paradigm experienced a significant downward trend in pricing during 1997 and 1996, caused by an excess supply relative to demand for certain SRAM products. Paradigm expects the downward price trend in the industry to continue. The decrease in unit prices was offset by a higher volume of units shipped in 1997 compared to 1996. Unit shipments increased by 33% from 1996 to 1997.

  The SRAM business is highly cyclical and has been subject to significant downturns at various times. These downturns have been characterized by diminished product demand, production overcapacity, intense competition and accelerated erosion of average selling prices.

  Gross Profit. Gross profit increased to a profit of $503,000 in the year ended December 31, 1997, from a loss of $(13.2) million in the year ended December 31, 1996. As a percentage of sales, gross profit in the year ended December 31, 1997 was 4%, compared to (57%) for the year ended December 31, 1996. The increase in gross profit resulted primarily from the implementation of a strict company-wide cost reduction program which enabled Paradigm to reduce its external wafer fabrication subcontract costs and internal test and assembly costs. During the year ended December 31, 1997, in response to the continuing erosion of average selling prices, Paradigm made lower of cost or market provisions of $650,000. During the year ended December 31, 1996, Paradigm provided lower of cost or market provisions of $2,475,000 and write-offs of $3,325,000 related to older generation SRAM products to reflect reduced product demand and current industry pricing trends.

  Research and Development. Research and development expenses decreased by 45% to $3.4 million in the year ended December 31, 1997, from $6.2 million in the year ended December 31, 1996. The decrease in expenses in 1997 resulted from headcount reductions, the decision in early 1997 to shut down product development associated with the NewLogic acquisition made in 1996, and a more direct focus on core SRAM products and markets. As a percent of sales, research and development expenses were approximately 27% in 1997 and 1996.

  Selling and Administrative. Selling, general and administrative expenses decreased by 48% to $4.9 million in the year ended December 31, 1997, from $9.5 million in the year ended December 31, 1996. The decrease resulted from headcount reductions and Paradigm's cost reduction program implemented in mid-1997.

  Other Operating Expenses. Paradigm recorded a loss of $4.6 million in the year ended December 31, 1996 as a result of the sale of its wafer fabrication facility. This charge included the excess of the net book value of leasehold improvements, wafer fabrication equipment, fabrication work in process inventory and other assets sold to Orbit over the proceeds received from Orbit, an accrual for professional fees incurred to complete the transaction, a reserve for an adverse purchase commitment related to the wafer manufacturing agreement and accruals for other estimated costs to be incurred.

  In June 1996, Paradigm acquired, through a stock purchase and merger transaction, NewLogic, a company which developed and manufactured logic designs with large memory arrays. In exchange for its purchase of the NewLogic capital stock, Paradigm issued 31,439 shares of Paradigm's common stock, with a market value of approximately $2,656,000, and approximately $825,000 in cash. In addition, Paradigm incurred transaction costs of approximately $237,000. The fair value of NewLogic's tangible net assets at the date of acquisition was a deficit of $373,000. Approximately $3,841,000 of the purchase price in excess of the fair market value of the net tangible assets was allocated to in-process technology which Paradigm wrote off in the quarter ended June 30, 1996. Approximately $250,000 was allocated to other intangibles. The unamortized balance of these other intangibles was written off in connection of the shut-down of NewLogic in early 1997.

  Interest Expense. Interest expense decreased to $370,000 in the year ended December 31, 1997, from $1.1 million in the year ended December 31, 1996. The decrease reflects the reduced level of debt in 1997 following the repayment of certain outstanding debt in 1996, and Paradigm's efforts to reduce its operating expenses and capital equipment spending in 1997.

  Other (Income) Expense, Net. For the year ended December 31, 1997, other expenses, net, mainly consisted of losses on sales of, and write offs of, equipment. For the year ended December 31, 1996, other income, net, reflected interest income earned on the remaining portion of net proceeds of Paradigm's 1995 public offering and a gain on the sale of certain fixed assets.

  Taxes. Paradigm has a tax year that ends in March. In 1997 and 1996, Paradigm's effective tax rates were 0% and (3%), respectively. The 1996 tax benefit reflects the benefit at the statutory rate of the operating losses reduced by valuation allowances on tax losses not recognized due to the uncertainty of realizing the benefit of these losses. No net benefit was recognized in 1997.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1996 TO THE YEAR ENDED DECEMBER 31, 1995

  Sales. Sales decreased by 55% to $23.2 million in the year ended December 31, 1996 from $51.9 million in the year ended December 31, 1995. Paradigm experienced a significant downward trend in pricing during 1996 that was caused by an excess supply relative to demand for certain SRAM devices. Paradigm expects this downward price trend to continue. In addition, Paradigm shipped lower volumes of units in 1996 compared to 1995. Unit shipments declined 48% from 1995 to 1996.

  The SRAM business is highly cyclical and has been subject to significant downturns at various times that have been characterized by diminished product demand, production overcapacity, and accelerated erosion of average selling prices.

  Gross Profit. Gross profit decreased from $20.9 million in the year ended December 31, 1995 to a loss of ($13.2) million in the year ended December 31, 1996 and, as a percentage of sales, from 40% to (57%), respectively. The decrease in gross profit resulted principally from industry-wide pricing pressures experienced by Paradigm in 1996 caused by an oversupply in the SRAM marketplace. These pricing pressures directly impacted profits as average selling prices for Paradigm's products declined during the year ended December 31, 1996 when compared to 1995. In addition, during 1996 Paradigm provided lower of cost or market provisions of $2,475,000 and write-offs of $3,325,000 related to older generation SRAM products to reflect reduced product demand and current industry pricing trends.

  Paradigm's conversion of its internal fabrication facility from five-inch to six-inch wafer manufacturing was completed in 1996 and caused temporary declines in output and reductions in yield. This facility was sold in November 1996 to provide Paradigm increased flexibility and lower fixed costs.

  Research and Development. Research and development expenses increased by 35% to $6.2 million in the year ended December 31, 1996, from $4.6 million in the year ended December 31, 1995. As a percentage of sales, research and development expenses have increased from 9% in 1995 to 27% in 1996. Increased expenses result primarily from increased headcount required to support Paradigm's co-development activities with Atmel, new product development and other development activities. In addition, research and development expenses increased in 1996 as a result of Paradigm's acquisition of NewLogic in June 1996. Research and development expenses, as a percentage of revenue, have also increased as a result of the decline in revenue in 1996 compared to 1995.

  In June 1996, Paradigm acquired NewLogic with the strategy to expand Paradigm's product line beyond SRAMs. In early 1997, Paradigm believed that it was in Paradigm's best interest to shut down the NewLogic operation and focus on Paradigm's core SRAM products and markets.

  Selling, General and Administrative. Selling, general and administrative expenses increased by 17% to $9.5 million in the year ended December 31, 1996 from $8.1 million in the year ended December 31, 1995. Selling, general and administrative expenses include approximately $1.4 million in bad debt expense in 1996 compared to $.1 million in 1995 due to financial problems at several of Paradigm's customers.

  Interest Expense. Interest expense decreased to $1.1 million in the year ended December 31, 1996, from $1.4 million in the year ended December 31, 1995. This decrease in interest expense reflects repayment of certain outstanding debt by Paradigm from the proceeds of its initial public offering, which was subsequently replaced in 1996 with new debt at lower interest rates. See "--Liquidity and Capital Resources."

  Other Income, Net. For the years ended December 31, 1996 and December 31, 1995, other income, net, reflects interest income earned on the investment of the net proceeds to Paradigm from its initial public offering. In addition, other income in 1996 includes a gain on the sale of fixed assets.

  Taxes. Paradigm has a tax year that ends in March. Paradigm's tax provision for the resultant nine month tax period ended December 31, 1995 reflected the statutory rate reduced by net operating loss benefits and other credits. The amount of net operating loss Paradigm may utilize in any year is limited due to the change of ownership which occurred as a result of the Paradigm Reorganization. Paradigm incurred a net loss for its tax year ended March 31, 1995 and thus no provision has been reflected in the quarters in the period from the reorganization through March 31, 1995. In 1996 Paradigm's effective tax rate was (3%) which reflects the benefit of the statutory rate of the operating loss reduced by tax losses not recognized due to the uncertainty of realizing the benefit of these losses.

LIQUIDITY AND CAPITAL RESOURCES

  During the year ended December 31, 1997, Paradigm's operating, investing and financing activities used $126,000 of cash, compared to using cash of $3.4 million during the year ended December 31, 1996, and generating cash of $3.9 million during the year ended December 31, 1995.

  During the year ended December 31, 1997, $5.3 million of cash was used in operations, compared to the use of $15.6 million of cash during the year ended December 31, 1996 and $8.1 million in cash generated from operations in 1995. The $5.3 million of cash used by operations during the year ended December 31, 1997, was mainly attributed to the net loss for the year of $8.9 million and a reduction of accounts payable and other liabilities of $4.2 million, offset by non-cash charges of $1.7 million for depreciation and amortization, a loss of $1.7 million on the sale of and write off of fixed assets, a reduction in other assets of $4.3 million, including $3.1 million related to the sale of the wafer fabrication facility in 1996 and proceeds from a refund of Federal income taxes of $1.2 million. The $15.6 million of cash used by operations during the year ended December 31, 1996, was mainly attributable to the net loss for the year of $36.4 million and a reduction in other liabilities of $3.7 million, offset by non-cash charges of $5.7 million for depreciation and amortization, the write-off of in-process technology associated with the New Logic acquisition of $3.8 million, a loss of $4.6 million on the sale of Paradigm's wafer fabrication facility and a reduction of $6.1 million in accounts receivable that reflects the lower sales volume in 1996 compared to 1995. The $8.1 million of cash generated from operations during the year ended December 31, 1995, was mainly attributable to the net profit for the year of $5.3 million and an increase in accounts payable of $3.5 million as Paradigm re-established its relationship with suppliers subsequent to the Paradigm Reorganization in 1994, and other liabilities (primarily income taxes payable) of $3.0 million. In addition, an increase of $5.7 million in accounts receivable was offset by non-cash charges of $5.1 million for depreciation and amortization.

  Investing activities generated $506,000 in 1997, compared to $9.7 million generated in 1996, and $30.8 million used in 1995. Funds generated in 1997 are primarily attributable to proceeds from the sale of fixed assets. In 1996, the sale of $19.9 million of short-term investments funded Paradigm's conversion of its wafer fabrication facility to 6" wafers ($14 million). In 1995, $18.7 million of short-term investments were purchased from the net proceeds of Paradigm's initial public offering in June of 1995. In addition, $13.7 million was used to convert the wafer fabrication facility to 6" wafers and expand Paradigm's test floor.

  Cash generated from financing activities amounted to $4.6 million during the year ended December 31, 1997, and resulted primarily from the issuance of Paradigm Series A, B, and C Preferred Stock. Cash generated from financing activities in the amount of $2.5 million in 1996 resulted primarily from an increase of $2.0 million in borrowings from Paradigm's line of credit and the issuance of $11.3 million of notes payable, offset by $11.6 million of payments made on notes payable. Cash provided from financing activities in 1995 amounted to $26.8 million and is mainly attributable to Paradigm's initial public offering on June 28, 1995, which provided net proceeds to Paradigm of approximately $28.3 million, and issuance of notes payable ($9.3 million), partially offset by payments on capital leases ($7.7 million) and the decrease in a line of credit ($4.6 million). In addition, in April 1995 Paradigm sold a total of 42,500 shares of Common Stock to Atmel for an equity investment of $3.4 million.

  In November 1996, Paradigm replaced an existing line of credit with a new line of credit from Greyrock Business Credit with a borrowing limit of $6 million of which $513,000 was available at December 31, 1996. Borrowings under this line of credit were limited to up to 80% of eligible receivables and interest was at the greater of LIBOR plus 5.25% or 9%. At December 31, 1996, the outstanding balance under this line of credit was $2.0 million.

  In October 1997, Paradigm renewed its line of credit with Greyrock Business Credit, with certain modifications. Borrowing was limited to the lesser of $5 million or the sum of (a) 80% of the amount of eligible receivables owing from original equipment manufacturers; plus (b) 50% of the amount of eligible receivables owing from distributors. The interest rate remained unchanged from the November 1996 agreement. The line of credit is subject to renewal again in October 1998, unless prior notice is given by either party to terminate the agreement. The line of credit is secured by Paradigm's trade receivables, inventory, equipment and general intangibles. Paradigm cannot incur additional debt or pledge assets without the prior approval of Greyrock Business Credit. At December 31, 1997, the outstanding balance under the line of credit was $1.7 million.

  In November 1996, Paradigm sold its wafer fabrication operations to Orbit. Orbit assumed $7.5 million of outstanding borrowings with the CIT Group that were secured by wafer fabrication equipment that was purchased. Paradigm used approximately $2.2 million of the cash proceeds from the sale of the wafer fabrication facility to pay off existing borrowings under lines of credit.

  Paradigm's recent operations have consumed substantial amounts of cash. During 1997, Paradigm completed the private placement of Paradigm Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock for aggregate net proceeds of approximately $4,673,000. (See Note 7 of Notes to Financial Statements.) Paradigm believes that it will require additional cash infusion from similar private placements of equity or other sources of liquidity, such as asset sales and equipment financing to meet Paradigm's projected working capital and other cash requirements. The sale of additional equity or other securities could result in additional dilution to Paradigm's stockholders. There can be no assurance that such additional financing, if required, can be obtained on acceptable terms, if at all.

  On March 6, 1998, Paradigm entered into a definitive merger agreement providing for the acquisition of all of the outstanding capital stock of IXYS in exchange for Paradigm Common Stock. Consummation of the Merger requires the approval of Paradigm's and IXYS' stockholders and various regulatory approvals. If approved, the transaction is anticipated to be accounted for as a purchase of Paradigm by IXYS for financial reporting purposes.

RESULTS OF OPERATIONS--THREE MONTHS ENDED MARCH 29, 1998 COMPARED TO MARCH 31, 1997

 Sales

  Paradigm's net sales of $1.9 million for the three month period ended March 29, 1998 decreased 46% from sales of $3.6 million in corresponding period in fiscal year 1997. Paradigm has continued to experience a significant downward trend in pricing that began in late 1995 in addition to lower volumes of units shipped when compared to 1997. The reduced selling prices of Paradigm's products and reduced unit shipments are both principally a result of the significant excess supply of SRAM devices relative to demand that the SRAM market has been experiencing since late 1995.

  The SRAM business is highly cyclical and has been subject to significant downturns at various times that have been characterized by diminished product demand, production overcapacity, and accelerated erosion of average selling prices. During the latter part of 1995, continuing into 1996, 1997 and 1998, the market for SRAM devices experienced an excess supply relative to demand which resulted in a significant downward trend in prices. Paradigm could continue to experience a downward trend in pricing which could adversely affect Paradigm's operating results.

 Gross Profit

  Gross profit of $144,000 for the three month period ended March 29, 1998 decreased 44% from gross profit of $258,000 for the comparable period in fiscal 1997. Paradigm continues to experience industry-wide pricing pressures caused by an oversupply in the worldwide SRAM marketplace. These pricing pressures directly impacted profits as average selling prices of Paradigm's products declined during the quarter ended March 29, 1998 when compared to the comparable periods in 1997.

  Paradigm's future needs for wafers will need to be supplied by third parties. Constraints or delays in the supply of Paradigm's products, whether because of capacity constraints, unexpected disruptions at the current or future foundries or assembly houses, delays in obtaining additional production at the existing foundry or in obtaining production from new foundries, shortages of raw materials, or other reasons, could result in the loss of customers and other material adverse effects on Paradigm's operating results, including effects that may result should Paradigm be forced to purchase products from higher cost foundries or pay expediting charges to obtain additional supply.

 Research and Development

  Research and development expenses decreased to $304,000 in the three month period ended March 29, 1998 from $1.2 million in the corresponding period in fiscal 1997. As a percentage of revenues, these expenses have decreased to 16% in the three month period ended March 29, 1998 from 33% in the corresponding period of 1997. This decrease is due to the shutdown of NewLogic and other cost cutting measures implemented by Paradigm.

 Selling, General and Administrative

  Selling, general and administrative expenses were $744,000 in the three month period ended March 29, 1998 compared to $1.6 million in the comparable period in 1997. This decline is attributable to the cost cutting measures implemented by Paradigm.

 Interest Expense, Net

  Interest expense, net, of $71,000, for the three month period ended March 29, 1998 compares to $42,000 in the corresponding period in fiscal 1997. This increase in net interest expense for the three month period in 1998 reflects higher average outstanding debit balances.

 Taxes

  Paradigm provides for income taxes during interim reporting periods based upon an estimated annual tax rate. During the three month period ended March 29, 1998, Paradigm recorded a loss for tax purposes. Paradigm has net operating loss carryforwards to offset future regular and alternative minimum taxable income. Paradigm's net operating loss carryforwards expire through 2011, if not utilized.

LIQUIDITY AND CAPITAL RESOURCES--MARCH 29, 1998

  Paradigm's operating, investing and financing activities used $243,000 in cash in the three month period ended March 29, 1998 compared to generating $768,000 of cash in the comparable period in 1997. Operating activities provided $215,000 in cash in 1998 compared to a use of $736,000 of cash in 1997. This increase of $951,000 is primarily due to a smaller net loss as a result of reductions in operating expenses and a decrease in accounts receivable balances.

  There were no investing activities in the 1998 period compared to fixed asset purchases of $261,000 in the 1997 period. This is due to the fact that Paradigm has successfully transferred its manufacturing and testing activities to outside foundries and sub contractors.

  Financing activities used $458,000 in the 1998 period compared to providing $1.8 million in the 1997 period. Borrowing under Paradigm's line of credit decreased by $680,000 in the 1998 period compared to the 1997 period. This is due to lower revenue in the 1998 period compared to the 1997 period and a change in the terms of the line of credit agreement with Greyrock Business Credit.

  In November 1996, Paradigm replaced an existing line of credit with a line of credit from Greyrock Business Credit with a borrowing limit of $6,000,000. Borrowings under this new line of credit with Greyrock Business Credit were limited to up to 80% of eligible receivables and interest was at the greater of LIBOR plus 5.25% or 9%.

  In October 1997, Paradigm renewed its line of credit with Greyrock Business Credit with certain modifications. Borrowing was limited to the lesser of $5 million or the sum of (a) 80% of the amount of eligible receivables owing from original equipment manufacturers; plus (b) 70% of the amount of eligible receivables owing from distributors. The interest rate remained unchanged from the November 1996 agreement.

  In January 1998, Paradigm amended its line of credit with Greyrock Business credit to limit borrowing to the lesser of $5 million or the sum of (a) 80% of the amount of eligible receivables owing from original equipment manufacturers; plus (b) 50% of the amount of eligible receivables owing from distributors. The interest rate remained unchanged from the November 1996 agreement. At March 29, 1998, the outstanding balance under this line of credit was approximately $1.3 million. The line of credit is secured by Paradigm's trade receivables, inventory, equipment and general intangibles.

  Paradigm's recent operations have consumed substantial amounts of cash. During 1997, Paradigm completed the private placement of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock for aggregate net proceeds of approximately $4,673,000. Paradigm believes that it will require additional cash infusion from similar private placements of equity or other sources of liquidity, such as asset sales and equipment financing to meet Paradigm's projected working capital and other cash requirements. The sale of additional equity or other securities could result in additional dilution to Paradigm's stockholders. There can be assurance that such additional financing, if required, can be obtained on acceptable terms, if at all.

  As a result of these circumstances, Paradigm's independent accountants' opinion on Paradigm's December 31, 1997 financial statements includes an explanatory paragraph indicating that these matters raise a substantial doubt about Paradigm's ability to continue as a going concern.

  On March 6, 1998, Paradigm entered into a definitive merger agreement providing for the acquisition of all of the outstanding capital stock of IXYS Corporation ("IXYS") in exchange for Common Stock of Paradigm. The exchange ratio in the Merger for the IXYS equity securities will be the greater of two ratios. The first ratio provides that upon the Merger the holders of equity securities of IXYS hold 95% of the fully diluted capitalization of the combined company and that the holders of equity securities of Paradigm will hold 5% of the fully diluted capitalization of the combined company. (As used herein, fully diluted capitalization means the sum of the number of shares of common stock outstanding and issuable upon exercise or conversion of all outstanding preferred stock, warrants, options and other rights.) The second ratio provides that the value associated with the fully diluted capitalization of IXYS, at the time of the consummation of the Merger, be at least $150 million, based upon an average of the closing prices of Paradigm's Common Stock prior to Paradigm's stockholders meeting. Consummation of the merger requires the approval of Paradigm's and IXYS' stockholders and various regulatory agency approvals. If approved, the transaction is anticipated to be accounted for as a purchase of Paradigm by IXYS for financial reporting purposes.

LITIGATION--SEE "RISK FACTORS."

FACTORS AFFECTING FUTURE RESULTS

  Paradigm's operating results have been, and in the future may be, subject to fluctuations due to a wide variety of factors, including the timing of new product and process technology, announcements and introductions by Paradigm or its competitors, competitive pricing pressures, fluctuations in manufacturing yields, changes in the mix of products sold, availability and costs of raw materials, industry-wide shifts in the supply of and demand for SRAMs, intellectual property disputes and litigation, and other risks, including risks disclosed in this Joint Proxy Statement/Prospectus and other filings with the Commission. There can be no assurance that Paradigm will be able to effectively compete in the future against existing or potential competitors or that Paradigm's operating results or financial condition will not continue to be adversely affected by increased price competition.

  The semiconductor industry is highly cyclical and has been subject to significant down-turns at various times and by diminished product demand, production overcapacity and accelerated erosion of average selling prices. During 1996 and 1997, Paradigm experienced, and expects it will continue to experience, significant decreases in selling prices for its SRAM products. Such price decreases could have a material adverse effect on Paradigm's operating results.

RECENT ACCOUNTING PRONOUNCEMENTS

  In June 1997, the FASB issued SFAS 130, "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustment and unrealized gain/loss on available for sale securities. The disclosure prescribed by SFAS must be made beginning with the first quarter of fiscal 1998 and will have no impact on Paradigm's financial position or results of operations.

  In June 1997, the FASB issued SFAS 131, "Disclosure about Segments of an Enterprise and Related Information." This statement establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The disclosures prescribed by SFAS 131 are effective in fiscal 1998.

YEAR 2000--SEE "RISK FACTORS."

                                 IXYS BUSINESS

GENERAL

  IXYS designs, develops and markets power semiconductors used primarily in controlling energy in motor drives, power conversion (including uninterruptible power supplies ("UPS") and switch mode power supplies ("SMPS")) and medical electronics. IXYS' power semiconductors convert electricity at relatively high voltage and current levels to create efficient power as required by a specific application. IXYS' target market includes segments of the power semiconductor market that require medium to high power semiconductors, with a particular emphasis on higher power semiconductors, which IXYS considers to be those capable of processing greater than 500 watts of power. IXYS offers a broad line of power semiconductors, including power MOSFETs, insulated gate bipolar transistors ("IGBTs"), thyristors (silicon controlled rectifiers or "SCRs") and rectifiers, including fast recovery epitaxial diodes ("FREDs"). A glossary of relevant technical terms is set forth at the end of this section of the Joint Proxy Statement/Prospectus.

  IXYS' major customers include Still GmbH, Rockwell International Corporation, Emerson Electric Company, Eurotherm Ltd. (U.K.), Medtronics Inc., ABB, Guidant Corporation, General Signal, Alpha Technology and Siemens AG.

  There has been no public market for the IXYS Capital Stock. IXYS has not declared or paid any cash dividends on any series of its capital stock during any period for which information is provided in this Joint Proxy
Statement/Prospectus. Following the Merger, the Combined Company does not intend to declare or pay any cash dividends in the foreseeable future.

BACKGROUND

  As the world enters the 21st century, demand for electricity is forecasted to increase faster than demand for other forms of energy. Electrical energy is demanded worldwide at an increasing rate due to (i) the introduction of new technologies that require electricity, including computers, telecommunications equipment, industrial machinery and automation and transportation, (ii) the increased use of electrical processes in industry and transportation, (iii) the increasing energy demands of electrical products requiring greater power than more traditional electrical products because of the additional features provided by these products and (iv) the economic development of emerging third world countries, including China which industry sources report is expected to more than double its electrical consumption from 1990 to 2010. As a result of these and other factors, the U.S. Department of Energy reports that worldwide electrical power consumption is expected to increase from approximately 11.4 trillion kilowatt hours in 1995 to approximately 20 trillion kilowatt hours in 2015.

  The increasing demand for electrical energy, government regulation requiring energy efficiency and social and environmental concerns have caused an increased demand for energy efficiency. Government regulations are also imposing efficiency requirements on products and equipment. For example, the European Community has adopted the IEC-555 standard that regulates the efficiency of certain power supplies and has effectively required SMPS manufacturers to incorporate power factor correction ("PFC") circuits, which require power semiconductors, in their higher power supplies. Finally, environmental concerns related to pollution and the depletion of natural resources further support the demand for energy efficiency.

  In addition to the demand for energy efficiency, electrical products in all markets are becoming increasingly sophisticated, offering "intelligence" through the use of microprocessors and additional components. The integration of microprocessors into such products as home appliances, office equipment and industrial controls will continue as products gain "intelligence." As a result of the introduction of microprocessors and integrated circuits, products require increasingly sophisticated power supplies that are capable of providing precisely regulated power (free of spikes and surges) as required by a specific application. This must be done without adding to the existing size of the product or equipment, thereby putting pressure on power supply designers to improve efficiency (i.e., increase the power output of power supplies without increasing their size). Additionally, uninterruptible power operation is a requirement for such applications as intranet and internet servers, telecommunications, hospitals and financial institution equipment.

ROLE OF POWER SEMICONDUCTORS

  Power semiconductors address the demand for energy efficiency and are essential for providing the precisely regulated power required by sophisticated electrical products and equipment. Power semiconductors process and control the electrical energy generated by electrical utilities to provide efficient power systems and precisely regulated power as required by a specific application. Most equipment needs to process the voltage level and frequency delivered by the utility to derive the required power at specific voltage, current and frequency levels, and power semiconductors help provide this function. Power semiconductors (i) convert or "rectify" alternating current ("AC") power delivered by electrical utilities to direct current ("DC") power which is useable by most equipment; (ii) convert DC power at a certain voltage level to DC power at a different voltage level to meet the specific voltage requirement for an application; (iii) invert DC power to high frequency AC power to permit the processing of power with substantially smaller electronic components and (iv) rectify high frequency AC power from SMPS to meet the specific DC voltage required by an application. Energy efficiency is obtained in part through efficient power control designs. As a result, the power semiconductors that perform the task of controlling and regulating the power in equipment are required to perform with a high degree of efficiency, with minimal wasting of energy.

POWER SEMICONDUCTOR APPLICATIONS

  Power semiconductors are used in controlling energy in motor drives and power conversion systems, including SMPS and UPS. Motor drive controls regulate the voltage, current and frequency of power to a motor to control the speed, torque, position, efficiency and other features of a motor. A SMPS efficiently converts power as provided by electrical utilities to meet the specific voltage requirements of an application. A UPS provides a short term backup of electricity to the power supply in the case of an interruption of power from the primary source of electricity.

  Power semiconductors can be classified based upon the amount of power that they are capable of handling. Generally, IXYS views lower power semiconductors as those capable of handling less than 500 watts of power. lower power semiconductors are used in small motor drives, UPS and SMPS for personal computers, telephones, automotive electronics, stereo equipment and battery operated tools and equipment.

  IXYS views higher power semiconductors as those capable of handling power in excess of 500 watts. Industrial and commercial motor drive control applications for higher power semiconductors include robotics, machine tools, pumps, heating, ventilation and air conditioning systems ("HVAC"), appliances and transportation systems. Applications for higher power semiconductors in SMPS include mainframe and workstation computers, instrumentation and telecommunications. Applications for higher power semiconductors in UPS include power back-up for hospitals, financial institutions, mainframes, workstations, local area networks, communications systems and industrial equipment.

POWER SEMICONDUCTOR MARKET

  The power semiconductor market consists of power transistors (including IGBTs and power MOSFETs), rectifiers and thyristors. According to World Semiconductor Trade Statistics ("WSTS"), the worldwide market for power semiconductors in 1997 was $8.2 billion and is projected to increase to $9.1 billion in 1998. IXYS believes that growth in the power semiconductor market is driven in part by the need for an increased number of power semiconductors for a given application as power control requirements become more sophisticated, the increased number of end-user applications for power semiconductors and the resulting higher dollar value of power semiconductors included in products and equipment.

  WSTS indicate that worldwide sales of IGBTs, substantially all of which are higher power semiconductors, and power MOSFETs, a substantial portion of which are higher power semiconductors, were projected to grow from approximately $2.6 billion in 1995 to $2.8 billion in 1997 to $3.4 billion in 1998. Sales of power MOSFETs and IGBTs are experiencing stronger growth than other segments of the power semiconductor market as these products are used to replace traditional bipolar transistors, such as rectifiers and thyristors. In addition to the relatively fast rate of growth for power MOSFETs and IGBTs, IXYS believes that FREDs will grow at higher growth rates than standard diodes since they are required in the same faster switching circuits in which power MOSFETs and IGBTs are included. In fact, almost all IGBTs included in motor drives require a FRED, and SMPS with PFCs require a FRED as a boost diode or as an output rectifier.

IXYS APPROACH

  Since its inception, IXYS has focused on the higher power segment of the power semiconductor market and has focused its product development and marketing efforts on the specific needs of customers in this segment of the market. In contrast to most other competitors in the power semiconductor market, including large international companies, IXYS is focused almost exclusively on the design, manufacture and marketing of power semiconductors, with a particular emphasis on higher power semiconductors. Approximately 90% of the IXYS' sales in fiscal 1998 were of higher power products. Through its broad product line and range of packaging options, its ability to mobilize its focused organization (which includes a wide range of technical capabilities) quickly to bring new products to the market and its ability to collaborate with its customers in the development of products designed to meet their needs, IXYS has become a leader in the higher power semiconductor market.

IXYS STRATEGY

  IXYS intends to build a leadership position within its targeted higher power segment of the power semiconductor market by pursuing the following business strategies:

 Maintain Technological Leadership Within Higher Power Market

  IXYS intends to maintain its technological leadership with respect to higher power semiconductors by focusing its scientific expertise on the development of these semiconductors. This expertise encompasses a wide range of technical capabilities, including physics, mechanical engineering, chemistry, circuit design and material science capabilities. IXYS also intends to use its expertise with respect to semiconductor packaging and assembly to develop technologically advanced packaging of its higher power semiconductors.

 Target Rapid Growth Applications Within the Higher Power Market

  IXYS' strategy is to target markets by evaluating the growth of those markets and IXYS' ability to establish a leadership position in them based upon its technological capabilities, the level of competition in the markets and the overall performance of the products offered by competitors. For example, IXYS has targeted the market for power supplies used in servers, which IXYS believes represents an attractive market, and has focused its efforts on providing power semiconductors for this application. IXYS intends to pursue this element of its strategy through the development of new technology and products for high growth markets and the packaging of its existing technology into products tailored to new high growth applications.

 Offer Broad Range of Higher Power Products

  IXYS' product line is targeted at the higher power segment of the power semiconductor market across a broad range of functionality and price. IXYS offers a comprehensive range of power semiconductors that allows it to provide an appropriate solution to its customers' power semiconductor needs from its range of standard products. IXYS' product line allows its customers to purchase a substantial portion of their power semiconductor needs from a single supplier. IXYS intends to continue to offer a wide array of products by developing additional products that offer improvements over current products or address new applications.

 Promote Product Development Collaborations

  IXYS seeks to enter into collaborative arrangements with leaders in attractive end-user markets in order to optimize IXYS products for use by these customers in their products. IXYS' strategy is to leverage these collaborative arrangements into sales to other manufacturers of end-user products in these markets. For example, in 1988 IXYS targeted the defibrillator market and continues to be the leading supplier of IGBTs for this application. IXYS has leveraged its relationships with the two implantable defibrillator market leaders to include other IXYS products, including power MOSFETs and thyristors, in their products. IXYS believes that its ability to provide technical assistance with respect to the design of hardware and software systems by its customers encourages the incorporation of its devices in products manufactured by its customers. IXYS believes that it has gained a reputation for strong product development collaborations, which has contributed to the inclusion of its semiconductors in products designed by its customers, and intends to expand its efforts in this area.

 Maintain Balance Between Internal and External Manufacturing

  IXYS intends to take advantage of its combination of in-house wafer fabrication facilities and its foundry relationships to maximize its manufacturing efficiency and flexibility. IXYS believes that its in-house manufacturing capabilities enable it to lower its manufacturing cost with respect to certain products, bring products to the market more quickly than would be possible if IXYS were required to rely exclusively on outside foundries, retain certain proprietary aspects of its process technology and more quickly introduce new process innovations. In particular, IXYS continues to fabricate its 1,600 volt and greater power MOS devices at its Lampertheim facility to better protect its process technologies with respect to the fabrication of these products. IXYS also believes that its in-house wafer fabrication facilities provide it with a significant competitive advantage because the fabrication facilities permit close collaborations between design and process engineers in the development of new products. In addition to maintaining its own fabrication facilities, IXYS establishes alliances with selected foundries for wafer fabrication. This approach allows IXYS to reduce substantial capital spending and manufacturing overhead expenses, obtain competitive pricing and technologies and optimize production schedules while retaining the flexibility to shift the production of its products to a different or additional foundries for cost or performance reasons. IXYS' product designs enable the production of its devices at multiple foundries using well-established and cost-effective processes. IXYS intends to continue to strategically expand its in-house manufacturing capabilities while continuing its significant reliance on outside foundries which permit IXYS to reduce its exposure to the large capital expenditures required for increasing in-house manufacturing capacity.

PRODUCTS AND APPLICATIONS

  IXYS' products perform any of the four functions performed by power semiconductors:

  . Conversion or "rectification" of power delivered by electrical utilities to DC power which is useable by most equipment ("input rectification")

  . Conversion of DC power at a certain voltage level to DC power at a different voltage level to meet the specific voltage requirement for an application

  . Inversion of DC power to high frequency AC power to permit the processing of power with substantially smaller electronic components

  . Rectification of high frequency AC power from SMPS to meet the specific DC voltage required by an application ("output rectification")

  IXYS designs, develops and markets power semiconductors used primarily in controlling energy in motor drives, power conversion (including UPS and SMPS) and medical devices, sales of which represented 39%, 38% and 5% of IXYS' revenues in fiscal 1998, respectively.

  An SMPS converts AC power to regulated DC power. AC power is converted to high voltage DC power through input rectifiers and is then switched to a very high frequency AC. The AC power is then stepped down to a different voltage and converted through output rectification to produce the required DC power.

  A UPS continues to supply AC power to electronic equipment in the event of an electrical utility power failure. A UPS consists of an SMPS, battery chargers, a semiconductor transfer switch to activate the UPS and an inverter to invert DC battery power to AC power.

  IXYS' principal products are power MOSFETs, IGBTs, FREDs, thyristors and other rectifiers. During fiscal 1998, power MOS products (including MOSFETs and IGBTs), rectifiers, FREDs and thyristors constituted approximately 44%, 15%, 14% and 23% of IXYS' revenues, respectively. IXYS also markets DCB substrates for use with power semiconductors and integrated circuits. IXYS' power semiconductors are sold separately and are also packaged in high power modules that frequently consist of multiple semiconductor die. IXYS believes that the packaging of its modules constitutes an important element of IXYS' products, as packaging determines how much power can be controlled and the reliability of the module.

  The following table summarizes the primary categories of uses for power semiconductors, the IXYS products used in each category, the end-user applications served by these products and representative customers of IXYS for each application.

                             IXYS                                                     SELECTED
     CATEGORY              PRODUCTS                 APPLICATION                      CUSTOMERS
-------------------  -------------------- ------------------------------- --------------------------------
Motor Drive Control  Thyristor/diode      HVAC, pumps, hoists,            Emerson Electric Company
                     modules              cranes, machine tools,          Siemens AG
                     Diode bridges        fork lift trucks,               Still GmbH
                     Discrete diodes and  electric vehicles,              Rockwell International Corp.
                     thyristors IGBTs     traction, elevators,            Eurotherm Ltd.
                     MOSFETs              robotics,
                     FREDs                industrial and process controls
Power Conversion     Thyristor/diode      SMPS, UPS,                      General Signal
                     modulesDiode bridges communications,                 Alpha Technologies Incorporated
                     IGBTs                battery chargers,               HC Power, Incorporated
                     MOSFETs              welding, plasma cutting,        Transistor Devices, Incorporated
                     FREDs                radio frequency generators,     ABB Power Supplies GmbH
                                          power generation                Siemens-AG
                                                                          Delta Electronics, Inc.
                                                                          Astec International
Medical Electronics  IGBTs                Implantable and external        Medtronics Incorporated
                     MOSFETs              defibrillators, laser power     Guidant Corporation
                     Thyristors           supplies                        Heartstream

 Power MOS Transistors

  Power MOS transistors offer significant benefits over traditional bipolar transistors. Power MOS transistors operate at much greater switching speed, which allows the design of smaller and less costly end products, due primarily to the smaller and less expensive additional peripheral components required at higher switching frequencies. Power MOS transistors are activated by voltage rather than current (compared to bipolar transistors), so they require less external circuitry to operate, making them more compatible with IC controls. They also offer more reliable long-term performance and are more rugged, permitting them to better withstand adverse operating conditions. In addition, power MOSFETs and IGBTs compare favorably to bipolar power transistors on a system price/performance basis.

  Power MOSFETs. A power MOSFET (metal oxide silicon field effect transistor) is a switch controlled by voltage at its gate. Power MOSFETs are used in combination with passive components to vary the amperage and frequency of electricity by switching on and off at high frequency.

  IXYS' power MOSFETs are focused on higher voltage applications (ranging from 60 to 1,100 volts) and have on-state resistance among the lowest available for a given die size and voltage. Lower on-state resistance results in increased efficiency of a power semiconductor device. IXYS believes that as the power requirements of workstations, servers and other computers increase as the result of larger and more powerful microprocessors, disk drives and CD/ROMs, the designers of power supplies will increasingly demand higher power MOSFETs, particularly to address the greater power requirements of the equipment without increasing the physical size of the power supply incorporated into the equipment.

  Power MOSFETs have improved the volumetric efficiency of SMPS by allowing faster switching frequencies (in some cases into the megahertz range), dramatically reducing the size of associated components such as power transformers and capacitors. IXYS' power MOSFETs are used primarily in SMPS and UPS. The prices of IXYS' power MOSFETs vary depending on the quantity ordered and the packaging of the semiconductors and generally range for moderate quantities from $5 to $150.

  IGBTs. IGBTs (insulated gate bipolar transistors) also are used as switches. IGBTs have achieved many of the advantages of power MOSFETs and of traditional bipolar technology by combining the voltage controlled switching features of power MOSFETs with the superior conductivity and energy efficiency of bipolar transistors. IGBTs serve the same functions as power MOSFETs, but have different features, which make their use preferable in certain applications. For a given semiconductor die size, IGBTs can operate at higher currents and voltages, making them a more cost effective device compared to power MOSFETs for high energy applications. The principal tradeoff of IGBTs compared to power MOSFETs is the switching speed of IGBTs, which is slower than that of power MOSFETs. IGBTs are seldom used in applications where very fast switching is required, including SMPS operating at speeds over 150 kilohertz.

  An IGBT is the most cost-effective technology used in AC variable speed motor drives due to its ability to efficiently switch higher power. IGBTs allow drives to operate at faster frequencies, thereby reducing system cost, simplifying drive electronics, increasing efficiency and reducing noise. IXYS' IGBTs are used principally in AC motor drives and defibrillators. The prices of IXYS' IGBTs vary depending on the quantity ordered and the packaging of the semiconductors and generally range for moderate quantities from $1 to $120.

 Bipolar Products

  Rectifiers. Rectifiers convert AC power to DC power and are used primarily in input and output rectification and inverters. IXYS' rectifiers are used in DC and AC motor drives, power supplies, lighting and heating controls and welding. The prices of IXYS' rectifiers vary depending on the quantity ordered and the packaging of the semiconductors and generally range for moderate quantities from $1 to $120.

  A newer subset of IXYS' rectifier product group is a very fast switching device known as a FRED (fast recovery epitaxial diode). FREDs limit spikes in voltage across the power switch to reduce power dissipation and electromagnetic interference. Because most IGBTs require a FRED to address its output, FRED sales are expected to move in concert with IGBTs. IXYS' FREDs are used principally in AC motor drives and power supplies. The prices of IXYS' FREDs vary depending on the quantity ordered and the packaging of the semiconductors and generally range for moderate quantities from $0.50 to $55.

  Thyristors. Thyristors are switches that can be turned on by a controlled signal and are turned off only when the output current is reduced to zero, which occurs in the flow of AC power. Thyristors are preferred over power MOSFETs and IGBTs in high-voltage, low-frequency AC applications because their on-state resistance is lower than the on-state resistance of power MOSFETs and IGBTs. Thyristors also represent the most cost-effective solution in many AC motor control and amplifier applications.

  IXYS' thyristors are used in motor drives, power supplies, lighting and heating controls and welding. The prices of IXYS' thyristors vary depending on the quantity ordered and the packaging of the semiconductors and generally range for moderate quantities from $1 to $250.

 Other Products

  IXYS markets its patented DCB (direct copper bond) substrates to a variety of customers, including those in the power semiconductor industry, and uses DCB in the manufacturing of its modules. DCB technology cost-effectively provides excellent thermal transfer while maintaining high electrical isolation. It addresses thermal fatigue and die cracking problems encountered by manufacturers of power semiconductor modules utilizing traditional copper base plates. The prices of IXYS' DCB products vary and generally range for moderate quantities from $1.00 to $5.50.

  IXYS also markets integrated circuits that have applications associated with power semiconductors, such as high voltage current regulators, motion controllers, digital pulse width modulators and power MOSFET/IGBT drivers.

SALES AND MARKETING

  IXYS sells its products by means of a worldwide selling organization that includes direct sales personnel, independent representatives and distributors managed through IXYS' California and Germany offices. IXYS employs 21 people in its sales and marketing efforts, including 5 in marketing, 7 in sales and 9 in customer support and service. IXYS currently uses 15 independent sales representative organizations and 7 distributors in North America. IXYS currently uses 7 independent sales representative organizations and 42 distributors and stocking representatives in the rest of the world. In fiscal 1998, net revenues derived from North American and international sales represented approximately 37% and 63%, respectively, of IXYS' net revenues, with approximately 53% of IXYS' net revenues derived from sales to Europe and the Middle East and 10% of IXYS' net revenues derived from sales to Asia. No single customer accounted for more than 10% of IXYS' net revenues in fiscal 1998.

  In addition to new products developed for general use in target markets, IXYS custom designs and manufactures products in which product design efforts are coordinated with manufacturers. Custom products are achieved through IXYS' wide selection of products and packaging options. IXYS provides product samples and works directly with manufacturers in designing end-user products using IXYS' semiconductors. Specific products are then delivered to the manufacturers.

  IXYS markets its services and programs through advertisements, technical articles and press releases that appear regularly in a variety of trade publications, as well as through the dissemination of Company brochures, data sheets and technical manuals. Additionally, IXYS participates in industry trade shows on a regular basis. IXYS has also initiated a presence on the Internet with a worldwide web page enabling engineers to access and download technical information and data sheets.

  The majority of IXYS' revenues are derived from international sales. International sales are subject to certain risks, including unexpected changes in regulatory requirements, fluctuations in exchange rates, tariffs and other barriers, political and economic instability, difficulties in staffing and managing foreign subsidiary operations and potentially adverse tax consequences.

  During fiscal 1996, 1997 and 1998, sales to independent distributors and stocking representatives accounted for approximately 43%, 46% and 46% of net revenues, respectively. Some of these distributors and stocking representatives have a limited right to return unsold products to IXYS, and there can be no assurance that such returns will not have a material adverse effect on IXYS. These independent distributors and stocking representatives generally are not subject to any minimum purchase requirements and can discontinue marketing IXYS' products at any time upon proper notice. Accordingly, IXYS must compete for the focus and sales efforts of its distributors and stocking representatives. There can be no assurance that IXYS' distributors and stocking representatives will continue to distribute IXYS' products or do so successfully. Although IXYS believes that other channels of distribution would be available if IXYS were to lose the services of one or more of its independent distributors or stock representatives, there can be no assurance that such loss would not have an adverse effect on its results of operations.

RESEARCH AND DEVELOPMENT

  The ability of IXYS to successfully compete in the power semiconductor market will be substantially dependent on its ability to design, develop and introduce to the market on a timely basis new products offering technological improvements. IXYS is a pioneer in technology with respect to higher power IGBTs, IGBT modules and DCB and introduced the power semiconductor industry's first 800 volt, 50 ampere IGBT and an IGBT and FRED combination high power discrete device. While the time from sampling to volume production of new power semiconductors products can take up to 18 months, power semiconductors also have a product lifetime exceeding an average of 10 years. In fiscal 1998, sales of products introduced within the last 4 years constituted approximately 20% of total net revenues. In fiscal 1998, IXYS introduced over 145 new part types. During fiscal 1997 and 1998, IXYS' research and development expenses were approximately $3.4 million and $3.3 million, respectively, and, at March 31, 1998, IXYS employed 18 people in engineering and research and development activities. IXYS expects that it will continue to spend substantial funds on research and development activities.

  IXYS is engaged in ongoing research and development efforts focused on enhancements to existing products and the development of new products. Currently, IXYS is pursuing research and development projects with respect to increasing the voltage operating range of its MOS products beyond 1,800 volts, improving the thermal conductivity of its DCB products, increasing the voltage ratings of its bipolar products beyond 2,200 volts, developing 500 kilowatt IGBT modules, developing a complete range of bipolar MOS products capable of handling 1,400 to 2,000 volts and improving its multiple die module assembly technology. Research and development activities are conducted in collaboration with manufacturing activities to help expedite new products from the development phase to manufacturing and more quickly implement new process technologies.

  From time to time, IXYS has entered into agreements with customers to develop specific products for inclusion in the customer's end product. Pursuant to such agreements, the non-recurring engineering cost associated with such development work, which is treated by IXYS as research, development and engineering expense, is generally reimbursed by the customer. IXYS' research and development efforts also include participation in technology joint ventures with universities and research institutions. These joint ventures allow research and development activities that would otherwise require potentially cost prohibitive capital expenditures since the necessary capital equipment is often available at research institutes and universities. Through these joint ventures, IXYS is able to maximize its range of research and development activities without defusing the focus of its in-house research and development work and reduce its research and development costs. Research and development projects currently being pursued through research institutes or universities include MOS process simplification, new starting silicon wafer development and new "higher power' semiconductor packaging and process simplification.

  There can be no assurance that IXYS will be able to identify new products successfully and develop and bring to market such new products or that IXYS will be able to respond effectively to new technological changes or new product announcements by others. There also can be no assurance that IXYS' new products will be accepted by the market. Moreover, the end markets for IXYS' products are subject to rapid technological change and there can be no assurance that as such markets change IXYS' product offerings will remain current and suitable for them.

PATENTS AND LICENSES

  IXYS holds 32 patents, including 27 which have been filed in the U.S. and 5 that have been filed in international jurisdictions. IXYS also has 17 patent applications pending in the United States and 31 pending in international jurisdictions. IXYS relies on a combination of patent rights, copyrights and trade secrets to protect the proprietary elements of its products. IXYS' policy is to file patent applications to protect technology, inventions and improvements that are important to its business. There can be no assurance that patents will issue from any of IXYS' pending applications or that any claims allowed from existing or pending patents will be sufficiently broad to protect IXYS' technology. While IXYS intends to protect its intellectual property rights vigorously, there can be no assurance that any patents held by IXYS will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to IXYS.

  IXYS also seeks to protect its trade secrets and proprietary technology, in part, through confidentiality agreements with employees, consultants and other parties. There can be no assurance that these agreements will not be breached, that IXYS will have adequate remedies for any breach, or that IXYS' trade secrets will not otherwise become known to or independently developed by others. In addition, the laws of some foreign countries do not protect IXYS' proprietary rights to the same extent as the laws of the United States.

  While IXYS believes that its intellectual property rights are valuable, IXYS also believes that, because of the rapid pace of technological change in the industry, factors such as innovative skills, technical expertise, the ability to adapt quickly to new technologies and evolving customer requirements, product support and customer relations are of greater competitive significance.

MANUFACTURING

  The production of IXYS' products is a highly complex and precise process. IXYS manufactures its products in manufacturing facilities which are owned and operated by IXYS and by utilizing outside wafer foundries and subcontract assembly facilities. IXYS divides its manufacturing operations into two key areas: wafer fabrication and assembly.

  Wafer Fabrication. IXYS owns an approximately 170,000 square foot manufacturing facility in Lampertheim, Germany at which it manufactures rectifiers and thyristors. IXYS has also retained the manufacturing of its 1,600 volt and higher power MOS devices at this facility in order to protect its process technologies with respect to the fabrication of these products. In addition to the Lampertheim facility, IXYS has an approximately 20,000 square foot manufacturing facility in Santa Clara. IXYS designs and tests substantially all of its IGBT and power MOSFET wafers in Santa Clara, California and designs and tests its bipolar and custom MOS modules in Lampertheim, Germany. IXYS believes that its in-house manufacturing capabilities enable it to lower its manufacturing cost with respect to certain products, bring products to the market more quickly than would be possible if IXYS were required to rely exclusively on outside foundries, retain certain proprietary aspects of its process technology and more quickly introduce new process innovations.

  In addition to maintaining its own fabrication facility, IXYS establishes alliances with selected foundries for wafer fabrication. This approach allows IXYS to reduce substantial capital spending and manufacturing overhead expenses, obtain competitive pricing and technologies and optimize production schedules while retaining the flexibility to shift the production of its products to a different or additional foundries for cost or performance reasons. IXYS' product designs enable the production of its devices at multiple foundries using well-established and cost-effective processes.

  IXYS relied on outside foundries for 44% of its wafer fabrication requirements in fiscal 1998, and dependency on outside foundries is expected to grow. IXYS has arrangements with five wafer foundries, of which two foundries provide 99% of the wafers provided to IXYS by outside foundries. IXYS has a supply agreement with one foundry, Samsung. Other than the commitment with respect to the next two months' demand to be delivered monthly, there are no obligations on the part of IXYS to order any minimum quantities. See "Risk Factors--Risks Relating to the Business of IXYS-- Dependence on Third Parties for Wafer Fabrication and Assembly."

  Wafer fabrication of power semiconductors generally employs process technology and equipment already proven in IC manufacturing. Power semiconductors are manufactured using fabrication equipment that is one or more generations behind the equipment used to fabricate state-of-the-art ICs. Used fabrication equipment can be obtained at prices substantially less than the original cost of such equipment or than the cost of current, state-of-the-art equipment. Consequently, the fabrication of power semiconductors is less capital intensive than the fabrication of ICs.

  Minute levels of contaminants in the manufacturing environment, difficulties in the fabrication process, defects in the masks used to print circuits on a wafer, manufacturing equipment failure, wafer breakage or other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be nonfunctional. In the event that IXYS increases its manufacturing output, there can be no assurance that IXYS will not experience a decrease in manufacturing yields. Moreover, there can be no assurance that IXYS in general will be able to maintain acceptable manufacturing yields in the future. To the extent IXYS does not achieve acceptable manufacturing yields or experiences product shipment delays, its business, financial condition and results of operations would be materially and adversely affected.

  There are significant risks associated with IXYS' reliance on outside foundries, including the lack of assured supply of an adequate quantity of semiconductor devices, control over delivery schedules and limited control over quality assurance, manufacturing yields and production costs. IXYS' foundries may from time to time experience lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and the installation and start-up of new process technologies. There can be no assurance that IXYS' foundries will not experience lower than expected manufacturing yields in the future, which could materially and adversely affect IXYS' business, financial condition and results of operations.

  Although from time to time certain materials, including silicon wafers, have been in short supply, to date IXYS has not experienced substantial delays in obtaining raw materials which have materially adversely affected production. There can be no assurance that IXYS will not experience such delays in the future. As is typical in the industry, IXYS must allow for significant lead time in delivery of its materials. See "Risk Factors--Dependence on Suppliers."

  Packaging and Assembly. Generally, each die on IXYS' wafers is electrically tested for performance, and most of the wafers are subsequently sent to independent subcontract assembly facilities. Packaging or assembly is the sequence of production steps that divide the wafer into individual chips and enclose the chips in external structures (termed packages) that make them useable in a circuit. Discrete manufacturing involves the assembly and packaging of single die devices. Module manufacturing involves the assembly of multiple devices within a single package. The resulting packages vary in configuration, but all have leads which are used to mount the package through holes in the customer's printed circuit boards.

  IXYS has equipment at, or manufacturing supply agreements with, assembly subcontractors located in the Philippines, Portugal and Thailand in order to take advantage of low assembly costs. Approximately 40% of IXYS' products are assembled at these assembly facilities. Following assembly, IXYS' products are returned to Santa Clara or Germany for testing and final inspection prior to shipment to customers. IXYS' reliance on independent assemblers may subject IXYS to supply constraints and longer manufacturing cycle times. IXYS from time to time has experienced competition with respect to these contractors from other manufacturers seeking assembly of circuits by independent contractors. Although IXYS currently believes that alternative assembly sources could be obtained, there can be no assurance that such alternative sources could be quickly obtained. Foreign assembly is subject to risks normally associated with foreign operations, including changes in local governmental policies and the imposition of export controls or increased import tariffs. See "Risk Factors".

COMPETITION

  The power semiconductor industry is intensely competitive and is characterized by price competition, technological change, limited fabrication capacity, international competition and manufacturing yield problems. The ability of IXYS to compete successfully in its evolving industry depends on factors both within and outside its control, including success in designing and subcontracting the manufacture of new products that implement new technologies, protection of Company products by effective utilization of intellectual property laws, product quality, reliability, price, efficiency of production, the pace at which customers incorporate IXYS' power semiconductors into their products, success of competitors' products and general economic conditions.

  IXYS encounters differing degrees of competition for its various products, depending upon the type of product and the particular market served. Many of IXYS' competitors are larger companies with greater technical, financial and marketing resources than IXYS. The competitive factors in the market for IXYS' products include overall functional performance of the products, quality, price, reliability, breadth and availability of products, delivery time to the customer and service.

  IXYS believes that it is able to effectively compete in the power semiconductor market, and in the higher power segment of this market in particular, because of (i) its broad product line in the higher power segment,
(ii) its ability to focus its technical resources on the development of higher power semiconductors, (iii) its ability to target new market opportunities and extensions of existing power semiconductor applications more quickly than may be possible by a larger, more diversified organization and (iv) its ability and willingness to collaborate with customers to provide custom products. IXYS believes that it is one of only a few companies focused on the development and marketing of higher power semiconductors capable of performing all of the basic functions of power semiconductors.

  In the power MOSFET market, IXYS' competitors include Advanced Power Technology, Inc. ("APT"), International Rectifier Corporation ("I.R."), Harris Corporation ("Harris"), Motorola, Inc. ("Motorola") and SGS-Thomson Microelectronics ("SGS"). IXYS targets the higher power segment of the MOSFET market rather than the lower voltage, lower current segment of the market dominated by IXYS' larger competitors. Currently, IXYS competes most directly in this market with APT. IXYS believes that it is able to effectively compete against APT by offering a wider range of products, improved body diode performance at voltages over 500 volts and a greater number of high current module packaging options.

  With respect to the IGBT market, IXYS competes primarily with Toshiba Corporation, I.R., Harris, Siemens AG, Fuji Electric Company and Powerex, Inc. ("Powerex"). IXYS believes that its relatively quick time to market and its package and product enhancements provide it with a competitive advantage over most of its competitors.

  With respect to the FRED market, IXYS competes primarily with I.R., Harris, Motorola and SGS. IXYS believes that FRED product performance is circuit dependent but that in many chases, competitive products can be virtually interchangeable. FREDs are necessary components of IGBT-based systems, and IXYS' ability to package FREDs with IGBTs in one package without compromising the performance of the IGBT allows it to be competitive with other larger suppliers.

  IXYS' thyristors, standard diodes and thyristor/diode modules compete primarily with the products of I.R., Eupec GmbH, Semikron International and Powerex. As opposed to the market for IXYS' other products, this market tends to be driven primarily by price and product availability. Therefore, IXYS competes in this market through guaranteed inventory programs, custom products, custom module capability and selective competitive pricing. See "Risk Factors".

BACKLOG

  As of March 31, 1998, IXYS' backlog of orders was approximately $24.2 million, as compared with $25.3 million as of March 31, 1997. Backlog represents firm orders anticipated to be shipped within the next 12 months. IXYS' business and, to a large extent, that of the entire semiconductor industry is characterized by short-term order and shipment schedules. Since orders constituting IXYS' current backlog are subject to changes in delivery schedules or to cancellation at the option of the purchaser without significant penalty, backlog is not necessarily an indication of future revenue.

EMPLOYEES

  As of March 31, 1998, IXYS employed 315 full-time employees, of whom 18 were primarily engagedin engineering and research and development activities, 28 in marketing, sales and customer support, 251 in manufacturing and 18 in administration and finance. A high percentage of the employees have advanced degrees, including 13 Ph.D.s. IXYS' future success will be greatly dependent upon its ability to attract, motivate and retain technical, marketing, sales and management personnel who are in great demand in the semiconductor industry. Certain employees at IXYS' Lampertheim facility are subject to collective bargaining agreements. IXYS believes that its employee relations are good.

FACILITIES

  IXYS' administrative, marketing, development and manufacturing facilities are located in Santa Clara, California and Lampertheim, Germany. The Santa Clara facility consists of approximately 20,000 square feet under a lease which expires in December 1998. IXYS has an option to extend the lease for five years. The base rent under this lease is approximately $169,500 per year. The Lampertheim facility, which is owned by IXYS, consists of approximately 170,000 square feet. IXYS believes that its current facilities will be adequate through at least fiscal 1999 and that suitable additional space will be available in the future as needed on commercially reasonably terms.

ENVIRONMENTAL MATTERS

  IXYS is subject to a variety of federal, state and local laws, rules and regulations, and IXYS GmbH is subject to laws, rules and regulations in Germany, related to the use, storage, handling, discharge and disposal of certain chemicals and gases used in IXYS' manufacturing process. Any of those regulations could require IXYS to acquire equipment or to incur substantial other expenses to comply with environmental regulations. If substantial additional expenses were incurred by IXYS, product costs could significantly increase, thus materially adversely affecting IXYS' business, financial condition and results of operations. IXYS believes that its activities conform to present environmental regulations. Increasing public attention has, however, been focused on the environmental impact of semiconductor operations. While IXYS has not experienced any materially adverse effects on its operations from environmental regulations, there can be no assurance that changes in such regulations will not impose the need for additional capital equipment or other requirements or restrict IXYS' ability to expand its operations. Any failure by IXYS to comply with present or future environmental laws rules and regulations could result in fines being imposed on IXYS, suspension of production or cessation of operations, any of which could have a material adverse effect on IXYS' business, financial condition and results of operations. IXYS' business, financial condition and results of operations would be subject to similar effects as a result of comparable laws and regulations in Germany. See "Risk Factors--Risks Related to the Business of IXYS."

  IXYS' leased Lampertheim facility is located in an industrial area in which there is known environmental contamination. In connection with the purchase of the Lampertheim facility, IXYS conducted an environmental assessment of the site, and no material contamination under German law was found on the Lampertheim facility premises. There can be no assurance that IXYS' business, financial condition and results of operations will not be materially adversely affected by this situation. See "Risk Factors--Risks Related to the Business of IXYS."

GLOSSARY

  The following are definitions of certain technical terms used in the Joint Proxy Statement/Prospectus:

  ASSEMBLY--The process of encasing a semiconductor chip in a package to produce a finished product.

  AC--Alternating current electricity. The form of electricity supplied by the electrical utility alternating in voltage and current at a given frequency. The voltage polarity of the conductors change eventually.

  BIPOLAR TRANSISTOR--A transistor that is controlled by electrical current.

  DC--Direct current electricity. The voltage polarity of the conductors does not change.

  DIODE--A discrete device which conducts current in one direction. Frequently employed with a power transistor in power conditioning circuits. Discrete device--An electrical or electronic component that performs a single function.

  EPITAXY--A chemical vapor deposition process to grow a silicon single crystal layer on a silicon substrate wafer.

  FRED (FAST RECOVERY EPITAXIAL DIODE)--A diode suited to applications above 200 volts that quickly switches from on to off and is fabricated on epitaxial silicon wafers.

  FET (FIELD EFFECT TRANSISTOR)--A transistor that is controlled by electrical voltage.

  FREQUENCY--The rate per second that electricity power oscillates. One cycle per second = 1Hz, 1KHz = 1,000 Hz and 1MHz = 1,000,000 Hz.

  HIGHER POWER--In IXYS' view, the range of discrete semiconductor components and products generally capable of handling greater than 500 watts of power.

  IGBT (INSULATED GATE BIPOLAR TRANSISTOR)--A power transistor which combines elements of MOSFET and bipolar transistor technology; suited to medium- and high-power applications.

  IC (INTEGRATED CIRCUIT)--A semiconductor device that integrates multiple components to form an electronic circuit on a single silicon chip.

  INVERTER--An electronic circuit that converts DC electricity to AC electricity.

  LOWER POWER--In IXYS' view, the range of discrete semiconductor components and products generally capable of handling less than 500 watts of power.

  MODULE--A multi-pin package that contains multiple chips mounted on an isolated substrate.

  PACKAGE--The external structure or housing that encases a semiconductor chip.

  PFC--"Power Factor Correction," a necessary function for power conversion systems to improve their efficiency in using the AC power provided by the utilities.

  POWER--Electrical power, measured in watts, is the product of voltage and current (volts multiplied by amperes).

  POWER MOSFET--A power field effect transistor (FET) that is manufactured using MOS (metal oxide semiconductor) processing technology similar to that used in manufacturing certain integrated circuits.

  POWER SEMICONDUCTOR--A silicon-based component that operates at a power level above approximately one watt and has the ability both to conduct and to block the flow of electricity. Power semiconductors are used to switch (turn on and off) electricity or to condition electricity, for example by converting AC to DC.

  RECTIFIER--A diode that converts alternating current to direct current.

  SMART POWER IC--A semiconductor device having logic and power handling capacity on the same chip.

  THERMAL FATIGUE--A failure mechanism that results from power and thermal cycling of power semiconductor devices where the bond between the silicon chip and the copper heat sinks in the package cracks.

  THYRISTOR OR SCR--A four layer bipolar latching semiconductor device that has a gate structure for turning on to a latched position allowing current to flow in an electrical circuit.

  TRANSISTOR--A semiconductor device that switches (turns on and off) or amplifies electric power in a circuit.

  WAFER--Single crystal silicon slice that is processed to produce semiconductors devices.

  WAFER FABRICATION--The sequence of semiconductor processing steps that creates semiconductor devices on a silicon wafer.

 IXYS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                                 OF OPERATIONS

  The following discussion of the financial condition and results of operations of IXYS should be read in conjunction with the consolidated financial statements and the related notes thereto included herein. The discussion in this Joint Proxy Statement/Prospectus contains forward-looking statements that involve risks and uncertainties. IXYS' actual results may differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute such differences include, without limitation, those discussed in this section and the sections entitled "Risk Factors" and "IXYS Business" as well as those discussed elsewhere in this Joint Proxy Statement/Prospectus.

OVERVIEW

  IXYS was founded in 1983 to design, develop and market power semiconductors used primarily in controlling energy in motor drives and power conversion. IXYS' target market includes segments of the power semiconductor market that require medium to higher power semiconductors, with a particular emphasis on higher power semiconductors, which are those capable of processing greater than 500 watts of power.

  IXYS has been an innovator in power MOS semiconductor products and technologies since its inception. IXYS pioneered the high voltage, high current MOSFET and IGBT technologies and was the industry's first developer and manufacturer of a 1,000 volt, 100 amp IGBT, which has proven to be superior in reliability and performance to traditional bipolar Darlington transistors.

  In 1989, IXYS acquired the ABB AG power semiconductor operation in Lampertheim, Germany from Zurich-based ABB, a world leader in power generation, transmission, distribution equipment, industrial controls and motor drives. Now called IXYS Semiconductor GmbH, the power semiconductor operation in Lampertheim is recognized for pioneering work in DCB packaging technology. The group also developed a line of FREDs that significantly reduce energy losses in motor control and UPS applications. IXYS Semiconductor GmbH provides IXYS with a strong foothold in the European Community ("EC") and positions IXYS to take advantage of tariff and import incentives to EC-based entities.

  In January 1993, in answer to continuing operational losses, IXYS underwent a reorganization of its upper level management structure. Subsequent cost cutting in its US operations as well as in its Lampertheim facility allowed IXYS to operate more efficiently and achieve profitability.

  In 1995, IXYS reincorporated in Delaware. Also in 1995, ABB AG converted approximately $10.5 million in debt owed to it by IXYS into IXYS Series B Preferred Stock.

  In January 1998, IXYS completed the purchase of the Lampertheim facility previously leased from ABB AG. This facility is approximately 170,000 square feet and houses IXYS' Lampertheim offices and manufacturing operations. ABB AG leases some office space in this facility. IXYS feels that the Lampertheim facility is sufficient to serve its needs in the module and bipolar product lines for the foreseeable future.

RESULTS OF OPERATIONS--YEARS ENDED MARCH 31, 1998 AND MARCH 31, 1997

  Net Revenue. IXYS' net revenues for fiscal 1998 were $56.9 million, a 2.9% increase from revenue of $55.3 million in 1997. The increase is primarily related to an increase of approximately 12% in units shipped in 1998 as compared to 1997, offset by a 10% decrease in average selling prices. International net revenue represents $35.8 million for fiscal 1998 or 63% of total net revenue as compared to $34.3 million for fiscal 1997 or 62% of net revenue.

  Gross Margin. IXYS' gross margin for 1998 was 33% as compared to 38% in 1997. The decrease in gross margin is due to average selling prices which, in response to competition, declined at a faster rate than IXYS' ability to reduce its costs.International gross margin for 1998 was 25% as compared to 35% in 1997. Domestic gross margin for 1998 was 42% as compared 44% in 1997.

  Research, Development and Engineering ("R&D"). For the fiscal year ended 1998 R&D was $3.3 million or 5.8% of net revenues, as compared to $3.0 million, or 5.4%, for fiscal year 1997. R&D expenses increase was due to higher engineering headcount in 1998.

  Selling, General, Administrative Expenses ("SG&A"). For the fiscal year 1998, SG&A was $8.4 million (14.8% of net sales) as compared to $9.0 million (16.3% of net sales) in fiscal year 1997. In absolute dollars, SG&A decreased by $600,000 reflecting significantly lower costs associated with IXYS' defense of a patent claim made by Harris Corporation (the "Harris Matter"), which was settled in fiscal 1998.

  Interest Expense. During 1998, interest expense was $431,000 compared to $116,000 in 1997. The increase in interest expense is due to higher average borrowings in 1998 as compared to 1997.

  Other Income (Expense), Net. Other income in fiscal 1998 includes $3.7 million attributable to the settlement of the Harris Matter.

  Provision/Benefit For Income Taxes. The 1998 provision for income taxes reflected an effective tax rate of 41.0% in 1998 compared to 47.2% in 1997. IXYS' effective tax rate approximates statutory foreign and US federal and state rates.

  Net Income. IXYS had net income of $6.1 million, or $0.03 per share on a diluted basis, for 1998 compared to $4.4 million, or $0.02 per share on a diluted basis, for 1997. The increase in net income is primarily attributed to other income of $3.7 million which represents the proceeds from the settlement of the Harris Matter.

FISCAL YEARS ENDED MARCH 31, 1997 AND 1996

  Net Revenue. IXYS' net revenues for fiscal 1997 were $55.3 million, a 3.7% decrease from net revenues of $57.4 million in fiscal 1996. The decrease is primarily related to lower demand and therefore fewer units shipped in 1997 as compared to 1996, primarily in Europe. International net revenue represents $34.3 million for fiscal 1997 or 62% of total net revenue as compared to $37.7 million for fiscal 1996 or 66% of net revenue.

  Gross Margin. IXYS' gross margin in each of fiscal 1997 and fiscal 1996 was approximately 38%. International gross margin for 1997 was 35% as compared to 33% in 1996. Domestic gross margin for 1997 was 44% as compared to 48% in 1996.

  Research, Development and Engineering Expenses. For fiscal 1997, R&D expenses were $3.0 million, or 5.9% of net revenues, as compared to $3.4 million, or 6.0% of net revenues for fiscal 1996. The decrease in R&D expenses from 1996 to 1997 was the result of lower engineering headcount in 1997.

  Selling, General, Administrative Expenses. For fiscal 1997, SG&A was $8.9 million, or 16.1% of net revenues, as compared to $9.4 million, or 16.4% of net revenues, in fiscal 1996. SG&A decreased by $500,000 from 1996 to 1997 reflecting declining costs associated with IXYS' defense of the litigation involving the Harris Matter.

  Interest Expense. During fiscal 1997, interest expense was $116,000 compared to $78,000 in fiscal 1996.

  Provision Benefit for Income Taxes. The fiscal 1997 provision for income taxes of $3.9 million reflected an effective tax rate of 47.2% in 1997 compared to a tax benefit of $4.3 million in fiscal 1996. The benefit in 1996 reflects the reversal of the deferred tax valuation allowance, based on management's opinion that it is more likely than not that the net deferred tax asset will be realized in the future. IXYS' effective tax rate approximates statutory foreign and U.S. federal and state rates.

  Net Income. IXYS had net income of $4.4 million, or $0.02 per share on a diluted basis, for fiscal 1997 compared to $11.6 million, or $0.09 per share on a diluted basis, for fiscal 1996. The decrease in net income from 1996 to 1997 is primarily attributable to the income tax benefit of $4.3 million applicable to 1996 and the income tax provision of $3.9 million applicable to 1997.

LIQUIDITY AND CAPITAL RESOURCES

  IXYS has financed its operations to date through the private sale of equity, lease financing, and bank borrowings. As of March 31, 1998, cash and cash equivalents were $9.6 million, an increase of $3.0 million from cash and cash equivalents of $6.6 million at March 31, 1997. The increase in cash and cash equivalents was primarily due to cash generated from operations of $3.3 million.

  Line of credit facilities available to IXYS are as follows: A line of credit with a U.S. bank that as of March 31, 1998 consists of a $5.0 million commitment amount which is available through August 1999. The line bears interest at the bank's prime rate (8.50% at March 31, 1998). The line is collateralized by certain assets and contains certain general and financial covenants which include provisions stating that IXYS cannot incur additional debt or pledge assets without the prior approval of such bank. At March 31, 1998, IXYS had drawn $2.1 million against such line of credit.

  As of March 31, 1998, IXYS had cash deposits with a financial institution in the amount of $950,000, which is restricted as to use and represents compensating balances on future discounted acceptances and letters of credit.

  During February 1997, IXYS entered into an agreement to purchase the property on which the German subsidiary operates for DM 13,250,000 (U.S. $7.9 million at March 31, 1997). The purchase closed in January, 1998. The purchase price was entirely financed by a loan from a bank in Germany with principal and interest payable over twelve years at a fixed interest rate of 5.4% per annum until August 2001, and at Market rates thereafter.

  The accounts receivable at March 31, 1998 were 22% greater than the accounts receivable at March 31, 1997 as a consequence of greater revenues during the period immediately preceding March 31, 1998 as compared to the period immediately preceding March 31, 1997. The inventories at March 31, 1998 were 47% greater than the inventories at March 31, 1997 as a consequence of expectations for increased orders deliverable during the period immediately following March 31, 1998 as compared to expectations for the period immediately following March 31, 1997 and as a consequence of relatively depressed inventory levels at March 31, 1997. Plant and equipment at March 31, 1998 increased 212% as compared to March 31, 1997, as a result of the purchase of the facility in Germany.

  IXYS evaluates the acquisition of businesses, products or technologies that complement IXYS' business. Any such transactions, if consummated, may use a portion of the IXYS working capital or require the issuance of equity securities which may result in further dilution to the IXYS stockholders.

  IXYS believes that cash generated from operations, if any, and banking facilities will be sufficient to meet its cash requirements through fiscal 1999. To the extent that funds generated from operations, together with banking facilities are insufficient to meet its capital requirements, IXYS will be required to raise additional funds. No assurance can be given that additional financing will be available or, if available, that it will be available on acceptable terms. The lack of such financing, if needed, would have a material adverse effect on IXYS' business, financial condition and results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income." This statement establishes requirements for disclosure of comprehensive income and becomes effective for IXYS for fiscal year 1999, with reclassification of earlier financial statements for comparative purposes. Comprehensive income generally represents all changes in stockholders' equity except those resulting from investments or contributions by stockholders. IXYS is evaluating alternative formats for presenting this information, but does not expect this pronouncement to materially impact IXYS' results of operations.

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information". This statement establishes standards for disclosure about operating segments in annual financial statements and selected information in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement supersedes Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise." The new standard becomes effective for IXYS' fiscal year 1999, and requires that comparative information from earlier years be restated to conform to the requirements of this standard. IXYS is evaluating the requirements of SFAS 131 and the effects, if any, on IXYS' current reporting and disclosures.

YEAR 2000 CONVERSION--SEE "RISK FACTORS."

    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF IXYS

  The following sets forth certain information as to the number of shares of IXYS Common Stock and IXYS Preferred Stock beneficially owned as of June 16, 1998 and the number of shares of Paradigm Common Stock to be beneficially owned immediately upon consummation of the Merger by (i) each person who is known to IXYS to beneficially own 5% or more of the outstanding shares of any class of IXYS Capital Stock, (ii) each director of IXYS, (iii) each IXYS Named Executive Officer listed on the IXYS Summary Compensation Table and (iv) all directors and executive officers of IXYS as a group. Unless otherwise noted,
(i) the persons named in the table have sole voting and investment power with respect to all shares indicated as being beneficially owned by them, and (ii) all officers and directors can be reached at the principal offices of IXYS.

                           SHARES OF IXYS CAPITAL STOCK BENEFICIALLY OWNED(1)
                          ------------------------------------------------------------
                                                                                          SHARES OF PARADIGM
                                                                                             COMMON STOCK
                                                                              PERCENT     BENEFICIALLY OWNED
                              COMMON STOCK             PREFERRED STOCK         OF ALL    AFTER THE MERGER (1)
                          -----------------------   -----------------------     IXYS     ----------------------
    NAME AND ADDRESS       NUMBER OF     PERCENT     NUMBER OF     PERCENT    CAPITAL      NUMBER
  OF BENEFICIAL HOLDER      SHARES      OF CLASS      SHARES      OF CLASS     STOCK      OF SHARES    PERCENT
  --------------------    ------------- ---------   ------------- ---------   --------   ------------ ---------
Entities Affiliated with
 ASEA Brown Boveri
 Aktiengesellschaft(2)..      8,023,220     10.00%     86,240,797     77.41%      49.19%    3,664,608     47.83%
 6800 Manheim 31
 Kallstadter Strasse
 Germany
Nathan Zommer(3)........     57,911,987     78.92             --        --        31.34     2,251,386     30.44
 3540 Bassett Street
 Santa Clara, CA 95054
Arnold P. Agbayani(4)...      4,509,104      6.22             --        --         2.45       175,296      2.38
Richard S. Fassler(5)...      3,248,769      4.49             --        --         1.77       126,299      1.72
Peter H. Ingram(6)......      3,088,769      4.26             --        --         1.68       120,079      1.63
Robert Kane(7)..........      2,849,403      3.94             --        --         1.55       110,773      1.51
Rolf Karg(2)............      8,023,220     10.00      86,240,797     77.41       49.19     3,664,608     47.83
All directors and
 executive officers as a
 group (6 persons)(8)...     79,631,252     96.84      86,240,797     77.41       85.65     6,448,442     83.32

--------
 * Represents less than 1%

(1) Applicable percentage of ownership of IXYS Preferred Stock and IXYS Common Stock at June 16, 1998 is based upon 111,409,363 shares of IXYS Preferred Stock and 72,211,873 shares of IXYS Common Stock outstanding. Percent of all IXYS Capital Stock is calculated on an as-if-converted basis based upon the share numbers set forth above. Share numbers and applicable percentage ownership after the Merger is based upon approximately 7,350,031 shares of Paradigm Common Stock outstanding after the Reverse Stock Split, which assumes the issuance of 7,138,459 shares of Paradigm Common Stock in the Merger at the Assumed Exchange Ratio of 0.038876. Beneficial ownership is determined in accordance with the rules of the SEC and includes sole or shared voting or investment power with respect to shares shown as beneficially owned. Shares of IXYS Common Stock subject to options and warrants, in each case currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such warrants or options, but are not deemed outstanding for computing the percentage ownership of any other person.
(2) Includes 82,260,833 shares of IXYS Preferred Stock held by ASEA Brown Boveri Aktiengesellschaft (ABB), 3,425,265 shares of IXYS Preferred Stock held by ASEA Brown Boveri Inc. (ABB Inc.), 333,149 shares of IXYS Preferred Stock held by ASEA-Harvest Partners I and 221,550 shares of IXYS Preferred Stock held by ASEA-Harvest Partners II. Also includes 5,292,020 shares of IXYS Common Stock which ABB has the right to acquire pursuant to a warrant exercisable within 60 days, 2,300,940 shares of IXYS Common Stock which ABB Inc. has the right to acquire pursuant to a warrant exercisable within 60 days and 430,260 shares of IXYS Common Stock which ASEA-Harvest Partners I has the right to acquire pursuant to a warrant exercisable within 60 days. Dr. Karg is an Executive Vice President of ABB.
(3) Includes 10,000 shares held by Haya Zommer, as Custodian for Sagi Zommer and 10,000 shares held by Haya Zommer, as Custodian for Henn Zommer. Also includes 1,169,000 shares Mr. Zommer has the right to acquire pursuant to options exercisable within 60 days.
(4) Includes 260,500 shares Mr. Agbayani has the right to acquire pursuant to options exercisable within 60 days.
(5) Of such shares held, 798,496 are subject to a repurchase option in favor of IXYS within 60 days. Includes 197,000 shares Mr. Fassler has the right to acquire pursuant to options exercisable within 60 days.
(6) Of such shares held, 798,496 are subject to a repurchase option in favor of IXYS within 60 days. Includes 237,000 shares Mr. Ingram has the right to acquire pursuant to options exercisable within 60 days.
(7) Of such shares held, 737,073 are subject to a repurchase option in favor of IXYS within 60 days. Includes 132,000 shares Mr. Kane has the right to acquire pursuant to options exercisable within 60 days.
(8) Includes 86,240,797 shares of IXYS Preferred Stock and 8,023,220 of IXYS Common Stock held by entities affiliated with certain directors of IXYS as described in footnote 2 above. Also includes 10,018,720 shares of IXYS Common Stock issuable upon exercise of outstanding warrants and options exercisable within 60 days. See footnotes 2 through 7 above.

                      COMPARISON OF STOCKHOLDERS' RIGHTS

  The following is a summary of certain material differences between the rights of holders of Paradigm Common Stock and Paradigm Preferred Stock on the one hand and IXYS Common Stock and IXYS Preferred Stock on the other. Because each of Paradigm and IXYS is organized under the laws of Delaware, these differences arise from various provisions of the Restated Certificate of Incorporation (the "Paradigm Certificate") and the Bylaws (the "Paradigm Bylaws") of Paradigm, and the Restated Certificate of Incorporation (the "IXYS Certificate") and the Bylaws (the "IXYS Bylaws") of IXYS. The following discussion is meant only to summarize certain of such differences and does not purport to be complete. Copies of the Paradigm Certificate and the Paradigm Bylaws may be obtained from Paradigm. See "Available Information."

VOTING

  Paradigm. Except as otherwise required by law, the holders of shares of Paradigm Common Stock are entitled to one vote for each share held. Except as otherwise set forth in the Paradigm Certificate, the holders of shares of Paradigm Preferred Stock are not entitled to vote, but would be entitled to one vote for each share of Paradigm Common Stock issued upon conversion of the Paradigm Preferred Stock.

  IXYS. Except as otherwise required by law, the holders of shares of IXYS Preferred Stock and IXYS Common Stock are entitled to one vote for each share held. Except as otherwise set forth in the IXYS Certificate or under applicable law, the holders of shares of IXYS Preferred Stock are entitled to vote together with the IXYS Common Stock as a single class on all actions to be taken by the stockholders of IXYS, and each share of IXYS Preferred Stock entitles the holder to such number of votes per share as shall equal the number of whole shares of IXYS Common Stock into which each share is convertible.

DIRECTORS

  Paradigm. The Paradigm Bylaws provide that the number of Paradigm directors shall be determined from time to time by resolution of the Paradigm Board (which currently sets the size of the Paradigm Board at three (3) directors), and the initial Paradigm Board shall consist of four (4) directors. The Paradigm directors shall be elected at the annual meeting or any special meeting of the Paradigm stockholders and each director so elected shall hold office until the next annual meeting and until his or her successor is duly elected and qualified or until his earlier resignation or removal. Unless otherwise restricted by statute, the Paradigm Certificate or the Paradigm Bylaws, any director or the entire Paradigm Board may be removed, with or without cause, by the holders of at least a majority of the shares entitled to vote at an election of directors. Vacancies may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director, unless otherwise provided in the Paradigm Certificate. The Paradigm stockholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the Paradigm directors.

  IXYS. The IXYS Bylaws provide that the IXYS Board shall consist of three (3) members, which number can be amended from time to time by the IXYS Board. The IXYS Certificate does not divide the IXYS Board into separate classes. The IXYS directors shall be elected at the annual meeting of IXYS stockholders, and each director so elected shall hold office until the next annual meeting and until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. The IXYS Bylaws provide that no reduction of the number of directors shall have the effect of removing a director before his or her term expires. A director may be removed with cause by the holders of a majority of the shares then entitled to vote at an election of directors, or without cause by the affirmative note of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the shares then entitled to vote at an election of directors. In addition, the IXYS Bylaws provide that vacancies in the IXYS Board may be filled by the vote of a majority of the remaining members of the IXYS Board, even though less than a quorum of the IXYS Board, and that vacancies resulting from resignations may be filled by the vote of a majority of the directors then in office (including the resigning director).

LIABILITY OF OFFICERS AND DIRECTORS; INDEMNIFICATION

  Paradigm. The Paradigm Certificate provides that a Paradigm director shall not be personally liable, to the fullest extent permitted by the DGCL, to Paradigm or its stockholders for monetary damages for breach of fiduciary duty as a Paradigm director, except for liability for any breach of the director's duty of loyalty to Paradigm or its stockholders, for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of the law, under section 174 of the DGCL, or for any transaction from which the Paradigm director derived an improper personal benefit. Any repeal or modification of the foregoing provisions by the Paradigm stockholders will not adversely affect any right or protection of a Paradigm director existing at the time of such repeal or modification. In addition to the indemnification provided for under the Paradigm Certificate, each Paradigm executive officer and director has entered into Indemnification Agreements with Paradigm.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Paradigm pursuant to the foregoing provisions, Paradigm has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

  IXYS. The IXYS Certificate provides that an IXYS director shall not be personally liable, to the fullest extent permitted by the DGCL, to IXYS or its stockholders for monetary damages for breach of fiduciary duty as an IXYS director, except for liability for any breach of the director's duty of loyalty to Paradigm or its stockholders, for act or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, under section 174 of the DGCL or for any transaction from which the director derived an improper personal benefit. Any repeal or modification of the foregoing provisions by the IXYS stockholders shall not adversely affect any right or protection of an IXYS director existing at the time of the alleged occurrence or any action or omission to act giving rise to liability.

SPECIAL MEETINGS; WRITTEN CONSENTS

  Paradigm. Special meetings of the Paradigm stockholders may be called for any purpose or purposes, unless otherwise prescribed by the statute or by the Paradigm Certificate, at the request of the Chairman of the Paradigm Board, the President or the Paradigm Board or by any one Paradigm stockholder holding not less than twenty percent (20%) of the voting power of Paradigm. Such request shall state the purpose or purposes of the proposed meeting. Business transacted at any special meeting of Paradigm stockholders shall be limited to the purposes stated in the notice. The Paradigm stockholders are not permitted to take any action by written consent.

  IXYS. The IXYS Bylaws provide that special meetings of the IXYS stockholders may be called for any purpose or purposes by the Chairman of the IXYS Board, the Chief Executive Officer, a majority of the IXYS Board or by the holders of shares entitled to cast not less than ten percent (10%) of the votes at the meeting. If a special meeting of IXYS stockholders is called by any person other than the IXYS Board, the request shall be in writing, and such request shall specify the purpose or purposes of the proposed meeting. Business transacted at any special meeting of IXYS stockholders shall be limited to the purposes stated in the notice. The IXYS stockholders are not permitted to take any action by written consent after the closing of a qualified initial public offering of IXYS shares.

PREFERRED STOCK

  Paradigm. Paradigm currently has three series of preferred stock, designated as "5% Series A Convertible Redeemable Preferred Stock," "5% Series B Convertible Redeemable Preferred Stock" and "5% Series C Convertible Preferred Stock." Each series of Paradigm Preferred Stock is governed by a Certificate of Designation, Preferences, Rights and Limitations (the "Paradigm Certificates of Designation"). The Paradigm Board may by resolution fix the designation and number of shares of any such series, and may determine, alter or revoke the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series, provided that such action by the Paradigm Board be unanimously approved by the all members of the Paradigm Board.

  IXYS. IXYS currently has two series of preferred stock, designated as "Series A Preferred Stock" and "Series B Preferred Stock." Each series of IXYS Preferred Stock is governed by the IXYS Certificate. The IXYS Board may by resolution fix the designation and number of shares of any such series, and may determine, alter or revoke the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series.

VOTING BY BALLOT

  Paradigm. The Paradigm Certificate provides that election of directors need not be by written ballot unless the Paradigm Bylaws so provide. The Paradigm Bylaws provide that the Chairman of any meeting of Paradigm stockholders shall determine the procedure at the meeting, including such regulation of the manner of voting.

  IXYS. The IXYS Certificate provides that the election of directors need not be by written ballot unless the IXYS Bylaws so provide. The IXYS Bylaws provide that the Chairman of any meeting of IXYS stockholders shall determine the procedure at the meeting, including the regulation of the manner of voting.

AMENDMENT OF CERTIFICATE OF INCORPORATION AND BYLAWS

  Paradigm. The Paradigm stockholders have the right to amend the Paradigm Certificate as is permitted by law. Any amendment to the Paradigm Certificate requires the affirmative vote of a majority of the outstanding shares of Paradigm Common Stock. The Paradigm Board is authorized to amend, alter or repeal the Paradigm Bylaws. The Paradigm stockholders also have power to amend, alter or repeal the Paradigm Bylaws by an affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of Paradigm Common Stock.

  IXYS. The IXYS stockholders have the right to amend the IXYS Certificate as is permitted by law. Any amendment to Articles V, VII, or VIII of the IXYS Certificate requires the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then outstanding shares of IXYS Capital Stock, voting together as a single class. Subject to certain limitations, the IXYS Board reserves the right to amend, alter, change or repeal any provision of the IXYS Certificate. The IXYS Board is authorized to adopt, amend or repeal the IXYS Bylaws. The IXYS stockholders also have the power to amend, alter or repeal the IXYS Bylaws by an affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then outstanding shares of IXYS Capital Stock.

DIVIDENDS; LIQUIDATION RIGHTS

  Paradigm. The Paradigm Board has the power to declare dividends from time to time in accordance with the law. Pursuant to the Paradigm Certificates of Designation, the holders of Paradigm Preferred Stock are be entitled to receive dividends at the rate of five percent (5%), per share per annum. The dividends are be payable only in shares of Paradigm Preferred Stock, and the Paradigm Preferred Stock are not be entitled to any cash dividends. The dividends begin to accumulate upon the issuance of the Paradigm Preferred Stock and are due and payable with respect to any share of Paradigm Preferred Stock only immediately prior to the conversion of such share of Paradigm Preferred Stock into Paradigm Common Stock.

  Pursuant to the Paradigm Certificates of Designation, in the event of any liquidation event, the holders of Paradigm Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of Paradigm to the holders of Paradigm Common Stock, the amount of $10,000 per share of Paradigm Preferred Stock. If upon the occurrence of a liquidation event, the assets and funds thus distributed among the holders of Paradigm Preferred Stock are insufficient to permit the payment to such holders of the full preferential amount, then the entire assets and funds of Paradigm legally available for distribution will be distributed ratably among the holders of Paradigm Preferred Stock in proportion to the preferential amount each such holder is other-wise entitled to receive. After payment to the holders of Paradigm Preferred Stock of the amounts set forth above, the entire remaining assets and funds of Paradigm legally available for distribution, if any, will be distributed among the holders of Paradigm Common Stock in proportion to the shares of Paradigm Common Stock then held by them.

  IXYS. The IXYS Board has the power to declare dividends from time to time in accordance with the law. Pursuant to the IXYS Certificate, the holders of IXYS Preferred Stock are entitled to receive cash dividends at the rate of two and four-tenths percent (2.4%) and seven percent (7%) of the original issue price per share of IXYS Series A Preferred Stock and IXYS Series B Preferred Stock, respectively, per annum. Such dividends shall be payable only when, as and if declared by the IXYS Board and shall be non-cumulative.

  Pursuant to the IXYS Certificate, in the event of any liquidation event, the holders of IXYS Series A Preferred Stock and IXYS Series B Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of IXYS to the holders of IXYS Common Stock, the amount equal to all declared but unpaid dividends plus $0.738615 and $0.137671 per share of IXYS Series A Preferred Stock and IXYS Series B Preferred Stock, respectively. If upon the occurrence of a liquidation event, the assets and funds thus distributed among the holders of IXYS Preferred Stock are insufficient to permit the payment to such holders of the full preferential amount, then the entire assets and funds of IXYS legally available for distribution will be distributed ratably among the holders of IXYS Preferred Stock in proportion to the preferential amount each such holder is other-wise entitled to receive. After payment to the holders of IXYS Preferred Stock of the amounts set forth above, the entire remaining assets and funds of IXYS legally available for distribution, if any, will be distributed among the holders of IXYS Common Stock in proportion to the shares of IXYS Common Stock then held by them.

SPECIAL RIGHTS OF PREFERRED STOCK

  Paradigm. In addition to the rights discussed above, the Paradigm Certificates of Designation grant certain rights to the holders of Paradigm Preferred Stock. So long as any shares of Paradigm Preferred Stock remain outstanding, Paradigm shall not, without the vote or written consent by the holders of at least a majority of the then outstanding shares of Paradigm Preferred Stock, authorize, create or issue any other equity security senior to the then outstanding Paradigm Preferred Stock as to liquidation preferences or amend, alter or repeal, by any means, the Paradigm Certificate if the powers, preferences, or special rights of the Paradigm Preferred Stock would thereby be materially adversely affected.

  IXYS. In addition to the rights discussed above, the IXYS Certificate grants certain rights to the holders of IXYS Preferred Stock. Such shares are convertible under certain circumstances into shares of IXYS Common Stock. So long as at least 300,000 shares of IXYS Series A Preferred Stock remain outstanding, the holders of IXYS Series A Preferred Stock shall have the right to elect a director of IXYS, and so long as at least 200,000 shares of IXYS Series B Preferred Stock remain outstanding, the holders of IXYS Series B Preferred Stock shall have the right to elect a director of IXYS. In addition, IXYS may not (i) amend or alter the IXYS Certificate or IXYS Bylaws so as to materially and adversely affect the rights of the holders of IXYS Preferred Stock; (ii) authorize or issue any class of securities, or reclassify any class of securities, so as to create a class of securities having superior rights to the IXYS Preferred Stock; (iii) increase or decrease the authorized number of shares of IXYS Common Stock or IXYS Preferred Stock; (iv) redeem, repurchase or pay dividends with respect to junior stock; (v) enter into an asset transfer or acquisition agreement; (vi) dissolve or liquidate; or (vii) issue more than 81,021,413 shares of IXYS Common Stock to directors, officers or employees, without obtaining the approval of the holders of a majority of the IXYS Preferred Stock, voting as a separate class.

                       OTHER INFORMATION REGARDING IXYS

DIRECTORS AND EXECUTIVE OFFICERS

  The current directors and executive officers of IXYS are as follows:

             NAME              AGE                     POSITION
             ----              ---                     --------
Nathan Zommer.................  50 Chairman of the Board, President and Chief
                                   Executive Officer
Arnold Agbayani...............  52 Vice President of Finance and Administration,
                                   Director and Secretary
Richard Fassler...............  47 Vice President of Sales and Marketing
Robert Kane...................  60 Vice President of U.S. Operations
Peter Ingram..................  50 Vice President of European Operations
Rolf Karg.....................  48 Director

  Mr. Arnold Agbayani has served as Vice President of Finance and Administration, Secretary and Director at IXYS since 1993. From 1989 to 1993, he served as Controller of IXYS. Prior to joining IXYS, Mr. Agbayani held various financial positions with National Semiconductor, Fairchild Camera and Instruments, ATARI, Inc. and Frito-Lay, Inc. Mr. Agbayani received a BS in Finance and an MBA from Roosevelt University of Chicago.

  Mr. Richard S. Fassler has served as Vice President of Sales and Marketing since 1993. From 1986 to 1993, he served as Manager of Marketing of IXYS. From 1973 to 1986, Mr. Fassler held various sales and marketing positions with General Electric. Mr. Fassler received a BS in Electronic Engineering from California Polytechnic State University.

  Mr. Peter H. Ingram, has served as Vice President of European Operations of IXYS since 1994. From 1989 to 1995, he served as Director of Wafer Fab Operations at IXYS. Mr. Ingram worked with the semiconductor operations of ABB AG from 1982 until such operations were acquired by IXYS in 1989. Mr. Ingram received an Honors degree in Chemistry from the University of Nottingham.

  Mr. Robert P. Kane has served as Vice President of U.S. Operations since 1995. From 1990 to 1995, he served as Director of Production Control of IXYS. Prior to joining IXYS, Mr. Kane served in various operations management positions with Siliconix, Precision Monolithics, National Semiconductor and Fairchild Camera and Instruments. Mr. Kane received a BS in Business Administration from the University of Maine.

  Dr. Rolf Karg has served as a member of the IXYS Board since 1996. Dr. Karg currently serves as an executive officer and a Member of the Managing Board of ABB AG. Dr. Karg received a Ph.D. in Electrical Engineering from Erlangen University in Germany.

  Dr. Nathan Zommer the founder of IXYS, has served as a member of the IXYS Board since the company's inception in 1983, and has served as Chairman of the Board and President and Chief Executive Officer of IXYS since March 1993. From 1984 to 1993, Dr. Zommer served as the Executive Vice President of IXYS. Prior to joining IXYS, Dr. Zommer served in a variety of positions with Intersil, Hewlett Packard and General Electric, including as a scientist in the Hewlett Packard Laboratories and Director of the Power MOS Division for Intersil/General Electric. Dr. Zommer received BS and MA degrees in Physical Chemistry from Tel Aviv University and a Ph.D. in Electrical Engineering from Carnegie-Mellon University.

DIRECTOR AND EXECUTIVE COMPENSATION

  Directors currently receive no cash compensation from IXYS for their services as members of the Board of Directors, but are reimbursed for certain expenses in connection with attendance at Board and Committee meetings.

  The following table sets forth certain compensation awarded or paid by IXYS during the fiscal year ended March 31, 1998 to its President and Chief Executive Officer and IXYS' other executive officers who earned more than $100,000 during the fiscal year ended March 31, 1998 (collectively, the IXYS Named Executive Officers):

                          SUMMARY COMPENSATION TABLE

                                                             LONG-TERM
                                                            COMPENSATION
                                   ANNUAL COMPENSATION         AWARDS
                             ------------------------------ ------------
                                                             SECURITIES
                                               OTHER ANNUAL  UNDERLYING
                              SALARY   BONUS   COMPENSATION   OPTIONS       ALL OTHER
NAME AND PRINCIPAL POSITION    ($)     ($)(1)     ($)(2)        (#)      COMPENSATION(3)
---------------------------  -------- -------- ------------ ------------ ---------------
Nathan Zommer...........     $200,004 $267,800  $18,710(3)       --          $2,200
 President and Chief
 Executive Officer
Arnold Agbayani.........      128,004  171,600     12,839        --           2,830
 Secretary, Vice
 President, Finance and
 Administration and
 Director
Richard S. Fassler......       90,250   41,405      7,800        --             --
 Vice President, Sales
 and Marketing
Robert P. Kane..........       90,089   16,000      7,200        --             --
 Vice President, U.S.
 Operations
Peter H. Ingram.........      151,483      --       6,373        --             --
 Vice President,
 European Operations

--------
(1) Represents annual bonus earned for 1998 performance.
(2) Represents car allowance.
(3) Includes group term life insurance paid by the company.

STOCK OPTIONS

  There were no stock options granted to IXYS Named Executive Officers for the fiscal year ended March 31, 1998.

  AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                    VALUES

  The following table sets forth information with respect to the number of securities underlying unexercised options held by the IXYS Named Executive Officers as of March 31, 1998 and the value of unexercised in-the-money options as of March 31, 1998:

                                                NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                     UNDERLYING                 IN-THE-MONEY
                          NUMBER OF            UNEXERCISED OPTIONS AT            OPTIONS AT
                           SHARES                  MARCH 31, 1998            MARCH 31, 1998(1)
                         ACQUIRED ON  VALUE   ------------------------- ----------------------------
          NAME            EXERCISE   REALIZED EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE(1)
          ----           ----------- -------- ----------- ------------- ----------- ----------------
Nathan Zommer...........      --        --     1,019,000     975,000     $336,300       $156,000
Arnold Agbayani.........      --        --       205,500     375,500       44,950         71,500
Richard Fassler.........      --        --       171,000     169,000       56,200         33,800
Robert P. Kane..........      --        --       106,000     169,000       24,950         33,800
Peter A. Ingram.........      --        --       211,000     169,000       86,615         33,800

--------
(1) Based on an assumed fair market value price of the IXYS Common Stock of $.60 per share at March 31, 1998, minus the exercise price, multiplied by the number of shares underlying the option.

EMPLOYMENT CONTRACTS

  IXYS entered into an employment agreement, dated as of January 1, 1995, with Dr. Nathan Zommer, Chief Executive Officer of IXYS. The agreement provides for, among other things, salaries, bonuses and car allowances as determined by the IXYS Board. The salary and bonus for Dr. Zommer with respect to the fiscal year ended March 31, 1997, were $200,000 and $187,614, respectively. Under the terms of the agreement, IXYS agrees to maintain term life insurance in the amount of $1,000,000. In addition, the agreement provides that if IXYS terminates Dr. Zommer's employment without cause, Dr. Zommer shall be entitled to receive as severance his monthly salary, incremented one month per year of service to IXYS, to a maximum of twelve months. The agreement also provides Dr. Zommer with a paid annual physical exam and the limited services of a financial advisor.

  The agreement was amended on July 1, 1998 to extend its term to January 31, 2004. In the amended agreement, Dr. Zommer's annual bonus is 40% of his base salary, which was increased to $285,000. In addition, he is eligible for an incentive bonus of three times his base annual salary in the event of certain transactions significantly affecting IXYS, including a reorganization, consolidation, merger and sale of IXYS stock or assets (but not the Merger). If his employment terminates within a year after a change of control event, Dr. Zommer is entitled to receive severance equal to three times his average annual compensation, continued benefits for 18 months and accelerated vesting of all option shares.

  IXYS entered into an employment agreement, dated as of January 1, 1995, with Mr. Arnold Agbayani, Chief Financial Officer of IXYS. The agreement provides for, among other things, salaries, bonuses and car allowances as determined by the IXYS Board. The salary and bonus for Mr. Agbayani with respect to the fiscal year ended March 31, 1997, were $128,000 and $124,336, respectively. Under the terms of the agreement, IXYS agrees to maintain term life insurance in the amount of $1,000,000. In addition, the agreement provides that if IXYS terminates Mr. Agbayani's employment without cause, Mr. Agbayani shall be entitled to receive as severance his monthly salary, incremented one month per year of service to IXYS, to a maximum of twelve months. The agreement also provides Mr. Agbayani with a paid annual physical exam and the limited services of a financial advisor.

  The agreement was amended on July 1, 1998 to extend its term to January 31, 2004. In the amended agreement, Mr. Agbayani's annual bonus is 30% of his base salary, which was increased to $160,000. In addition, he is eligible for an incentive bonus of three times his annual base salary in the event of certain transactions significantly affecting IXYS, including a reorganization, consolidation, merger and sale of IXYS stock or assets (but not the Merger). If his employment terminates within a year after a change of control event, Mr. Agbayani is entitled to receive severance equal to three times his average annual compensation, continued benefits for 18 months and accelerated vesting of all option shares.

CERTAIN TRANSACTIONS

  On September 14, 1995, the IXYS Board authorized stock grants (the "1995 Management Stock Awards"), made pursuant to certain Stock Purchase Agreements, to Dr. Zommer, Mr. Agbayani, Richard Fassler, Yoram Hirsch, Peter Ingram, and Robert Kane (each referred to as an "IXYS Executive" and collectively referred to as "IXYS Executives"). Pursuant to the terms of such agreements, if an IXYS Executive voluntarily terminates his employment with IXYS or is terminated for cause (the "Termination"), IXYS has the right to repurchase from such IXYS Executive any or all of his shares that remain unvested on the Termination date. In connection with the 1995 Management Stock Awards, an aggregate of 67,565,000 shares of IXYS Common Stock were granted at a price of $0.013 per share to the IXYS Executives. Such shares were paid for by the IXYS Executives with recourse promissory notes and vest on a five-year schedule. As of January 1, 1998, Dr. Zommer's and Mr. Agbayani's shares had fully vested. As of December 31, 1997, 1,140,708 shares remain unvested for Mr. Fassler, 1,140,708 shares remain unvested for Mr. Ingram and 1,052,962 shares remain unvested for Mr. Kane. Mr. Hirsch resigned from his employment with IXYS on December 8, 1997.

  On November 12, 1996, IXYS entered into a loan agreement with Dr. Zommer in the amount of $75,294.38 for the purpose of assisting Dr. Zommer in acquiring a personal residence (the "Loan"). As of February 17, 1998, $75,294 remained outstanding under the Loan. In connection with the Loan, Dr. Zommer and IXYS entered into a Stock Pledge Agreement whereby Dr. Zommer granted IXYS a first priority security interest in any and all shares of IXYS Common Stock owned or acquired by him. IXYS may collect on such collateral in the event Dr. Zommer defaults on the Loan.

  In January 1998, IXYS completed its purchase from ABB AG certain real property and building facilities located in Lampertheim, Germany. Such real property is currently used by IXYS' subsidiary, IXYS Semiconductor GmbH, for its operations. IXYS paid approximately 13.250 million deutschmarks for such real property pursuant to an agreement with ABB AG dated as of February 26, 1997.

  ABB AG serves as a distributor for IXYS throughout Europe on substantially the same terms and conditions as those entered into by IXYS with its other distributors. In addition, ABB AG is a customer of IXYS and has purchased semiconductor devices from IXYS. Sales to ABB AG account for less than 5% of IXYS' total sales.

  Dr. Rolf Karg, who is an executive officer of ABB AG, has served as a director of IXYS since May 17, 1996.

  IXYS believes that the foregoing transactions were in its best interests and were on terms no less favorable to IXYS than could be obtained from unaffiliated third parties.

                                    EXPERTS

  The financial statements of Paradigm as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 included in this Joint Proxy Statement/Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP (formerly Price Waterhouse LLP), independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The consolidated financial statements of IXYS as of March 31, 1997 and 1998 and for each of the three years in the period ended March 31, 1998 included in this Joint Proxy Statement/Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP (formerly Coopers & Lybrand L.L.P.), independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                LEGAL OPINIONS

  The legality of the shares of Paradigm Common Stock to be issued to IXYS stockholders pursuant to the Merger will be passed upon by Pillsbury Madison & Sutro LLP, Palo Alto, California.

  The Merger Agreement provides that it is a condition to the obligation of IXYS to consummate the Merger that they receive the opinion of Cooley Godward LLP, Palo Alto, California, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code, which opinion shall not have been withdrawn or modified in any effect.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
PARADIGM TECHNOLOGY, INC.

Report of Independent Accountants........................................   F-2
Balance Sheets as of December 31, 1996 and 1997..........................   F-3
Statements of Operations for the years ended December 31, 1995, 1996 and
 1997....................................................................   F-4
Statement of Stockholders' Equity (Deficit) for the years ended December
 31, 1995, 1996 and 1997.................................................   F-5
Statements of Cash Flows for the years ended December 31, 1995, 1996 and
 1997....................................................................   F-6
Notes to Financial Statements............................................   F-7
Condensed Statements of Operations for the three months ended March 29,
 1998 and March 31, 1997 (unaudited).....................................  F-19
Condensed Balance Sheets as of March 29, 1998 and December 31, 1997 (un-
 audited)................................................................  F-20
Condensed Statements of Cash Flows for the three months ended March 29,
 1998 and March 31, 1997 (unaudited).....................................  F-21
Notes to Condensed Financial Statements (unaudited)......................  F-22

IXYS CORPORATION

Report of Independent Accountants........................................  F-28
Consolidated Balance Sheets as of March 31, 1997 and 1998................  F-29
Consolidated Statements of Income for the years ended March 31, 1996,
 1997 and 1998...........................................................  F-30
Consolidated Statements of Stockholders' Deficit for the years ended
 March 31, 1996, 1997 and 1998...........................................  F-31
Consolidated Statements of Cash Flows for the years ended March 31, 1996,
 1997 and 1998...........................................................  F-32
Notes to Consolidated Financial Statements...............................  F-33

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Paradigm Technology, Inc.

  In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Paradigm Technology, Inc. at December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Paradigm's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  The accompanying financial statements have been prepared assuming that Paradigm will continue as a going concern. As discussed in Note 1 to the financial statements, Paradigm has suffered recurring losses from operations and will require additional cash to fund 1998 operations. These matters raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Price Waterhouse LLP

San Jose, California
February 21, 1998, except as to Note 13, which is as of March 9, 1998, and except as to the first paragraph of Note 2, which is as of May 1, 1998.

                            PARADIGM TECHNOLOGY INC.

                                 BALANCE SHEETS
                      (IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                                              DECEMBER 31,
                                                            ------------------
                                                              1996      1997
                                                            --------  --------
ASSETS:
Current assets:
  Cash and cash equivalents................................ $    587  $    461
  Accounts receivable, net of allowances of $1,569 and
   $65.....................................................    2,800     2,705
  Accounts receivable, related party.......................      137       --
  Inventory................................................    2,472     2,580
  Prepaid expenses and other...............................    4,918       544
                                                            --------  --------
    Total current assets...................................   10,914     6,290
  Property and equipment, net..............................    6,638     2,737
  Other assets.............................................      190       263
                                                            --------  --------
                                                            $ 17,742  $  9,290
                                                            ========  ========
LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
  Line of credit........................................... $  2,015  $  1,719
  Accounts payable.........................................    6,103     2,177
  Accounts payable, related party..........................      140       --
  Accrued expenses and other liabilities...................    2,766     1,787
  Current portion of debt obligations......................      282       192
                                                            --------  --------
    Total current liabilities..............................   11,306     5,875
  Debt obligations, net of current portion.................       92       342
  Deferred rent............................................      --         64
                                                            --------  --------
Total liabilities..........................................   11,398     6,281
                                                            --------  --------
Commitments and contingencies (Notes 10 and 12)
Stockholders' equity:
  Preferred stock, $0.01 par value; 5,000,000 shares
   authorized, -0- and 257 shares issued and outstanding...      --        --
  Common stock, $0.01 par value; 25,000,000 shares
   authorized; 722,500 and 1,160,100 shares issued and
   outstanding.............................................        7        12
  Additional paid-in capital...............................   36,291    43,169
  Accumulated deficit......................................  (29,954)  (40,172)
                                                            --------  --------
    Total stockholders' equity.............................    6,344     3,009
                                                            --------  --------
                                                            $ 17,742  $  9,290
                                                            ========  ========

   The accompanying notes are an integral part of these financial statements.

                           PARADIGM TECHNOLOGY, INC.

                            STATEMENTS OF OPERATIONS
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                   YEAR ENDED DECEMBER 31,
                                                  ---------------------------
                                                   1995      1996      1997
                                                  -------  --------  --------
Sales, net....................................... $51,923  $ 23,202  $ 12,449
Cost of goods sold...............................  31,033    36,364    11,946
                                                  -------  --------  --------
Gross profit (loss)..............................  20,890   (13,162)      503
                                                  -------  --------  --------
Operating expenses:
  Research and development.......................   4,621     6,243     3,406
  Selling, general and administrative............   8,107     9,497     4,920
  Loss on sale of wafer fabrication facility.....     --      4,632       --
  Write-off of in-process technology acquired....     --      3,841       --
                                                  -------  --------  --------
    Total operating expenses.....................  12,728    24,213     8,326
                                                  -------  --------  --------
Operating income (loss)..........................   8,162   (37,375)   (7,823)
Interest expense.................................   1,369     1,121       370
Other (income) expense, net......................    (615)     (946)      718
                                                  -------  --------  --------
                                                    7,408   (37,550)   (8,911)
Provision (benefit) for income taxes.............   2,145    (1,125)      --
                                                  -------  --------  --------
Net income (loss)................................   5,263   (36,425)   (8,911)
Accretion related to Preferred Stock.............     --        --     (1,307)
                                                  -------  --------  --------
Net income (loss) attributable to common share-
 holders......................................... $ 5,263  $(36,425) $(10,218)
                                                  =======  ========  ========
Net income (loss) per share:
  Basic.......................................... $ 13.92  $ (51.59) $ (11.87)
                                                  =======  ========  ========
  Diluted........................................ $  9.14  $ (51.59) $ (11.87)
                                                  =======  ========  ========
Weighted average common shares outstanding:
  Basic..........................................     378       706       861
                                                  =======  ========  ========
  Diluted........................................     576       706       861
                                                  =======  ========  ========


   The accompanying notes are an integral part of these financial statements.

                           PARADIGM TECHNOLOGY, INC.

                  STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                 (IN THOUSANDS, EXCEPT PREFERRED STOCK SHARES)

                                                                         RETAINED
                           PREFERRED STOCK    COMMON STOCK  ADDITIONAL   EARNINGS
                          ------------------  -------------  PAID IN   (ACCUMULATED
                            SHARES    AMOUNT  SHARES AMOUNT  CAPITAL     DEFICIT)    TOTAL
                          ----------  ------  ------ ------ ---------- ------------ --------
Balance, December 31,
 1994...................   6,400,000  $ 960      59   $ 18   $   159     $  1,208   $  2,345
Reincorporation in
 Delaware...............         --     --       --    (16)       16          --         --
Initial public offering
 of common stock, net of
 costs..................         --     --      230      2    28,302          --      28,304
Conversion of preferred
 stock to common stock..  (6,400,000)  (960)    320      3       957          --         --
Issuance of stock
 pursuant to Amtel
 Agreement..............         --     --       43    --      3,400          --       3,400
Stock options
 exercised..............         --     --        8    --         37          --          37
Net income..............         --     --       --    --        --         5,263      5,263
                          ----------  -----   -----   ----   -------     --------   --------
Balance, December 31,
 1995...................         --     --      660      7    32,871        6,471     39,349
Issuance of common stock
 to acquire New Logic...         --     --       31    --      2,656          --       2,656
Issuance of common stock
 under employee stock
 plans..................         --     --       31    --        764          --         764
Net loss................         --     --       --    --        --       (36,425)   (36,425)
                          ----------  -----   -----   ----   -------     --------   --------
Balance, December 31,
 1996...................         --     --      722      7    36,291      (29,954)     6,344
Issuance of convertible
 preferred stock, net of
 offering costs.........         500    --       --    --      4,673          --       4,673
Issuance of common stock
 upon conversion of
 preferred..............        (243)   --      376      4       (4)          --         --
Issuance of common stock
 in payment of accounts
 payable................         --     --       51      1       803          --         804
Issuance of common stock
 under employee stock
 plans..................         --     --        6    --         49          --          49
Issuance of common stock
 upon exercise of
 warrants...............         --     --        5    --         50          --          50
Accretion related to
 preferred stock........         --     --       --    --      1,307       (1,307)       --
Net loss................         --     --       --    --        --        (8,911)    (8,911)
                          ----------  -----   -----   ----   -------     --------   --------
Balance, December 31,
 1997...................         257  $  --   1,160   $ 12   $43,169     $(40,172)  $  3,009
                          ==========  =====   =====   ====   =======     ========   ========

   The accompanying notes are an integral part of these financial statements

                           PARADIGM TECHNOLOGY, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                    YEAR ENDED DECEMBER 31,
                                                   ---------------------------
                                                     1995      1996     1997
                                                   --------  --------  -------
Cash flows from operating activities:
 Net income (loss)................................ $  5,263  $(36,425) $(8,911)
 Adjustments to reconcile net income (loss) to net
  cash from operating activities:
   Depreciation and amortization..................    5,141     5,716    1,668
   Provision for doubtful accounts................       90     1,372       92
   Loss on sale of wafer fabrication facility.....      --      4,632      --
   Write off in-process technology................      --      3,841      --
   Loss (gain) on sale of and write-off of fixed
    assets........................................      --       (532)   1,727
   Changes in operating assets and liabilities:
    Accounts receivable...........................   (5,680)    6,115      140
    Inventory.....................................     (814)    1,430     (108)
    Other assets..................................   (1,361)      (48)   4,301
    Accounts payable..............................    3,475     2,023   (3,262)
    Pre-1994 reorganization liabilities paid......   (1,007)      (34)     --
    Other liabilities.............................    3,012    (3,723)    (915)
                                                   --------  --------  -------
 Net cash provided by (used in) operating
  activities before reorganization items paid.....    8,119   (15,633)  (5,268)
   Reorganization items paid......................     (189)      --       --
                                                   --------  --------  -------
    Net cash provided by (used in) operating ac-
     tivities.....................................    7,930   (15,633)  (5,268)
                                                   --------  --------  -------
Cash flows from investing activities:
 Purchases of property and equipment..............  (13,609)  (13,985)    (430)
 Purchase of short-term investments...............  (18,689)   (2,672)     --
 Sale of short-term investments...................    1,491    19,870      --
 Sale of fixed assets.............................      --        549      936
 Proceeds from sale of wafer fabrication facili-
  ty..............................................      --      6,665      --
 Acquisition of NewLogic, net of cash acquired....      --       (723)     --
                                                   --------  --------  -------
    Net cash provided by (used) by investing ac-
     tivities.....................................  (30,807)    9,704      506
                                                   --------  --------  -------
Cash flows from financing activities:
 Line of credit increase (decrease)...............   (4,623)    2,015     (296)
 Payments on capital leases.......................   (7,747)      --      (147)
 Issuance of notes payable........................    9,300    11,339      442
 Principal payments on notes payable..............   (1,914)  (11,601)    (135)
 Issuance of common stock.........................   31,741       748       99
 Issuance of preferred stock......................      --        --     4,673
                                                   --------  --------  -------
  Net cash provided by financing activities.......   26,757     2,501    4,636
                                                   --------  --------  -------
  Net increase (decrease) in cash and cash equiva-
   lents..........................................    3,880    (3,428)    (126)
Cash and cash equivalents:
 Beginning of period..............................      135     4,015      587
                                                   --------  --------  -------
 End of period.................................... $  4,015  $    587  $   461
                                                   ========  ========  =======
Supplemental information:
 Interest paid.................................... $  1,335  $  1,291  $   370
                                                   ========  ========  =======
 Income taxes paid................................ $    348  $  1,067  $   --
                                                   ========  ========  =======
Supplemental disclosure of non-cash items:
 Issuance of warrant in connection with sale of
  Convertible Preferred Stock.....................                     $    67
                                                                       =======
 Accretion related to Convertible Preferred
  Stock...........................................                     $ 1,307
                                                                       =======
 Conversion of accounts payable to common stock...                     $   804
                                                                       =======

   The accompanying notes are an integral part of these financial statements.

                           PARADIGM TECHNOLOGY, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1--PARADIGM AND ITS BUSINESS:

  Paradigm Technology, Inc. ("Paradigm" or the "Company") was originally incorporated in California in January 1987. Pursuant to the May 24, 1994, Third Amended Joint Plan of Reorganization (the "Plan") under Chapter 11 of the United States Bankruptcy Code, amended Articles of Incorporation were filed. On June 7, 1994, the Court confirmed the Plan, which became effective on June 21, 1994. Paradigm reincorporated in Delaware effective June 22, 1995, which involved the exchange of Paradigm's post-Reorganization common and preferred stock into shares of the Delaware Company stock. Pursuant to the reincorporation, Paradigm has authorized 25,000,000 shares of $0.01 par value common stock and 5,000,000 shares of $0.01 par value preferred stock.

  Paradigm markets high speed, high density Static Random Access Memory ("SRAM") products for uses in telecommunication devices, workstations and high performance PCs to OEMs and distributors in the United States, Europe and the Far East.

  The SRAM business is highly cyclical and has been subject to significant downturns at various times that have been characterized by diminished product demand, production overcapacity, and accelerated erosion of average selling prices. From the latter part of 1995 through 1997, the market for certain SRAM devices experienced an excess supply relative to demand which resulted in a significant downward trend in prices.

  The selling price that Paradigm is able to command for its products is highly dependent on industry-wide production capacity and demand. In this regard, Paradigm did experience rapid erosion in product pricing during 1996 and 1997 which was not within the control of Paradigm. Paradigm could continue to experience a downward trend in product pricing which could further adversely effect Paradigm's operating results.

  Paradigm's recent operations have consumed substantial amounts of cash. During 1997, Paradigm completed the private placement of Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock for net proceeds of approximately $4,673,000. Paradigm believes that it will require additional cash infusion from similar or related private placements and other sources of liquidity, such as asset sales and equipment financing to meet Paradigm's projected working capital and other cash requirements in 1998. See Note 13.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

REVERSE STOCK SPLIT

  Share information for all periods has been retroactively adjusted to reflect a 10-for-1 reverse stock split of common stock effected on May 1, 1998.

BASIS OF PRESENTATION

  The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

  Paradigm considers all highly liquid investments purchased with an initial maturity of 90 days or less to be cash equivalents and investments with original maturities of greater than 90 days to be short-term investments. Paradigm accounts for its short-term investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). As of December 31, 1996 and 1997, Paradigm had no short-term investments.

                           PARADIGM TECHNOLOGY, INC.

CONCENTRATION OF CREDIT RISK

  Export sales, primarily to Europe and the Far East, represent 28%, 25%, and 12% of total sales for the years ended December 31, 1995, December 31, 1996, and December 31, 1997, respectively. Paradigm's sales have been denominated in U.S. dollars.

  Paradigm performs ongoing credit evaluations of its customers and generally does not require collateral. The following table summarizes the percentage of net sales to significant customers:

                                                   YEAR ENDED DECEMBER 31,
                                                   ---------------------------
                                                    1995      1996      1997
                                                   -------   -------   -------
     Customer A...................................      28%       25%       --
     Customer B...................................      --        13%       15%
     Customer C...................................      --        13%       --
     Customer D...................................      --        --        16%
     Customer E ..................................      --        --        16%
     Customer F ..................................      --        --        10%

  As of December 31, 1996, accounts receivable from three customers accounted for approximately 16%, 17% and 18% of total gross accounts receivable, respectively. As of December 31, 1997, accounts receivable from three customers accounted for approximately 25%, 25%, and 15% of total gross accounts receivable, respectively. Paradigm maintains allowances for potential credit losses based upon expected collectibility of all accounts receivable.

INVENTORY

  Inventory is stated at the lower of cost (determined on a first-in, first-out method) or market.

PROPERTY AND EQUIPMENT

  Property and equipment are stated at cost, net of certain equipment impairment charges. Depreciation is computed using the straight-line method over estimated useful lives of three to five years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life.

  Pursuant to Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of" ("SFAS 121"), Paradigm reviews long-lived assets, including the identifiable intangible assets and goodwill and will record impairment charges whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable.

REVENUE RECOGNITION

  Revenue from product sales is generally recognized upon shipment and a reserve is provided for estimated returns. Paradigm's sales to distributors are made under agreements allowing certain rights of return and price protection on products unsold by the distributors. Accordingly, Paradigm defers recognition of revenue on such sales until the products are sold by the distributors.

RESEARCH AND DEVELOPMENT

  Research and development expenses are charged to the statement of operations as incurred.

STOCK BASED COMPENSATION

  Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), encourages, but does not require companies to record compensation cost for stock-based employee compensation plans based on the fair value of options granted. Paradigm has chosen to continue to

                           PARADIGM TECHNOLOGY, INC.

account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation for stock options is measured as the excess, if any, of the quoted market price of Paradigm's stock at the date of the grant over the amount an employee must pay to acquire the stock. Paradigm provides additional pro forma disclosures as required by FAS 123.

NET INCOME (LOSS) PER SHARE

  During the quarter ended December 31, 1997, Paradigm adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 requires presentation of both Basic EPS and Diluted EPS. Basic EPS is computed by dividing net income available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during a period. In computing Diluted EPS, the average price for the period is used in determining the number of shares assumed to be purchased from exercise of stock options, warrants and Convertible Preferred Stock. Net income (loss) per share for all prior periods presented has been restated to conform to the provisions of SFAS 128.

  Following is a reconciliation of the numerators and denominators of the Basic and Diluted EPS computations for the periods presented below:

                                         1995         1996           1997
                                      -------------------------  -------------
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
   Net income (loss)................  $     5,263 $     (36,425) $      (8,911)
   Accretion related to Convertible
    Preferred Stock.................          --            --          (1,307)
                                      ----------- -------------  -------------
   Net income attributable to common
    shareholders....................  $     5,263 $     (36,425) $     (10,218)
                                      =========== =============  =============
   Shares calculation:
   Average shares outstanding--ba-
    sic.............................          378           706            861
   Effect of dilutive securities:
     Stock options and warrants.....           38           --             --
     Convertible Preferred Stock....          160           --             --
                                      ----------- -------------  -------------
   Average shares outstanding--di-
    luted...........................          576           706            861
                                      =========== =============  =============
   Net income (loss) per share--ba-
    sic.............................  $     13.87 $      (51.59) $      (11.87)
                                      =========== =============  =============
   Net income (loss) per share--di-
    luted...........................  $      9.14 $      (51.59) $      (11.87)
                                      =========== =============  =============

  Options to purchase 112,900 shares of common stock at prices ranging from $2.50 to $20.60 per share were outstanding during 1997 and approximately 1,067,000 shares issuable on the conversion of the 257 shares of Convertible Preferred Stock, based on the conversion factor at December 31, 1997, were not included in the computation of diluted EPS because the inclusion of such options and shares would have been antidilutive.

RECENT ACCOUNTING PRONOUNCEMENTS

  In June 1997, the FASB issued SFAS 130, "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustment and unrealized gain/loss on available for sale securities. The disclosure prescribed by SFAS must be made beginning with the first quarter of fiscal 1998 and will have no impact on Paradigm's financial position or results of operations.

                           PARADIGM TECHNOLOGY, INC.

  In June 1997, the FASB issued SFAS 131, "Disclosure about Segments of an Enterprise and Related Information." This statement establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The disclosures prescribed by SFAS 131 are effective in fiscal 1998.

NOTE 3--BALANCE SHEET DETAIL:

                                                                DECEMBER 31,
                                                               ----------------
                                                                1996     1997
                                                               -------  -------
                                                               (IN THOUSANDS)
     Inventory:
       Raw materials.......................................... $    16  $   --
       Work in process........................................   1,778    1,562
       Finished goods.........................................     678    1,018
                                                               -------  -------
                                                               $ 2,472  $ 2,580
                                                               =======  =======
     Property and equipment:
       Machinery and equipment................................ $ 9,488  $ 4,081
       Leasehold improvements.................................     --       245
       Furniture and fixtures.................................      19      115
                                                               -------  -------
                                                                 9,507    4,441
       Less accumulated depreciation..........................  (2,869)  (1,704)
                                                               -------  -------
                                                               $ 6,638  $ 2,737
                                                               =======  =======
     Accrued Liabilities:
       Accrued payroll and commissions........................ $   804  $   366
       Other..................................................   1,962    1,421
                                                               -------  -------
                                                               $ 2,766  $ 1,787
                                                               =======  =======

NOTE 4--RELATED PARTY TRANSACTIONS:

  As a result of Paradigm's 1994 reorganization, certain of Paradigm's creditors became stockholders. Transactions with stockholders consist of the following:

  During the years ended December 31, 1995, 1996 and 1997, Paradigm purchased product with a value of $3,237,000, $6,111,000 and $2,667,000, respectively, from NKK Corporation ("NKK"). There was no amount due NKK at December 31, 1996 or December 31, 1997.

  In April 1995, NKK and Paradigm modified their previous technology license and development agreements. This 1995 agreement provides for payment of royalties to Paradigm by NKK on certain quantities of 1M SRAM's sold and, with certain exceptions, cancels further obligations of each party to deliver technology improvements or design updates to the other.

  On April 28, 1995, pursuant to certain agreements with certain of Paradigm's stockholders, Atmel Corporation ("Atmel") acquired 42,500 shares of common stock from Paradigm, 30,000 shares of common stock from certain stockholders of Paradigm who had been unsecured creditors of Paradigm as of the reorganization, and 12,805 shares of common stock from Paradigm's equipment lessors all of which shares were purchased at a price of $80.00 per share (the "Atmel Stock"). Atmel also acquired certain warrants to purchase

                           PARADIGM TECHNOLOGY, INC.

17,500 shares of common stock at an exercise price of $10.00 per share, for a purchase price of $70.00 per share subject to the warrants. In connection with these transactions, Paradigm entered into an Agreement with Atmel (the "Stock Purchase Agreement") pursuant to which Atmel agreed to certain transfer restrictions for a period of three years. Atmel also agreed to certain standstill provisions, including an agreement not to increase its beneficial ownership above 19.9% of the voting power of Paradigm on a fully diluted basis for a period of five years from the date of the Stock Purchase Agreement. The foregoing restrictions terminate on the date on which a person or entity acquires more than 50% of the voting power of Paradigm. In addition, Atmel agreed that, for a period of ten years from the date of the Stock Purchase Agreement, it will vote the Atmel Stock in proportion to the votes cast by the other stockholders of Paradigm, except with respect to certain material events. The voting and standstill restrictions terminate at such time as Atmel beneficially owns less than 5% of the common stock of Paradigm. On April 28, 1995, Atmel also entered into a Licensing and Manufacturing Agreement (the "Agreement") with Paradigm. This Agreement provides Atmel with a nonexclusive, royalty bearing license to manufacture, use and sell certain of Paradigm's products. The royalty fee is based on a percentage of the average selling price of the products sold. In addition, under the Agreement, a certain wafer manufacturing capacity per week has been made available to Paradigm by Atmel. The Agreement does not include a purchase commitment by Paradigm. However, to the extent Paradigm provides Atmel with its three-month demand forecast, it is committed to purchase the three-month forecasted quantities. No obligation to purchase wafers existed as of December 31, 1997. The price of the wafers has been fixed at the current fair market value. The Agreement expires on April 28, 2000. There were no purchases from Atmel in 1997, and there was no amount due Atmel at December 31, 1997. The value of product purchased from Atmel in the year ended December 31, 1996 was $429,000 of which $140,000 is included in the accounts payable, related party balance at December 31, 1996.

NOTE 5--LINE OF CREDIT AND DEBT OBLIGATIONS:

  In November 1996, Paradigm replaced an existing line of credit with a new line of credit from Greyrock Business Credit with a borrowing limit of $6,000,000. Borrowings under this line of credit were limited to 80% of eligible receivables and interest was at the greater of LIBOR plus 5.25% or 9%. At December 31, 1996, the outstanding balance under this line of credit was $2,015,000.

  In October 1997, Paradigm renewed its line of credit with Greyrock Business Credit. Borrowing is limited to the lesser of $5,000,000 or the sum of (a) 80% of the amount of eligible receivables owing from original equipment manufacturers; plus (b) 70% of the amount of eligible receivables owing from distributors. The interest rate remained unchanged from the November 1996 agreement. The line of credit is subject to renewal again in October 1998, unless prior notice is given by either party to terminate the agreement. The line of credit is secured by Paradigm's trade receivables, inventory, equipment and general intangibles. At December 31, 1997, the outstanding balance under the line of credit was $1,719,000.

  Debt obligations aggregating $534,000 consist of outstanding promissory notes which bear interest at rates ranging from 8.0% to 19.8% at December 31, 1997, and are repayable at various dates through 1999. These notes are secured by the related equipment purchased.

NOTE 6--NEWLOGIC ACQUISITION:

  In June 1996, Paradigm acquired, through a stock purchase and merger transaction, NewLogic, a company which develops and manufactures logic designs with large memory arrays. In exchange for its purchase of the NewLogic capital stock, Paradigm issued 31,439 shares of Paradigm's common stock, with a market value of approximately $2,656,000, and approximately $825,000 in cash. In addition, Paradigm incurred transaction costs of approximately $237,000. The fair value of NewLogic's tangible net assets at the date of acquisition was a deficit of $373,000. Approximately $3,841,000 of the purchase price in excess of the fair market value of the net

                           PARADIGM TECHNOLOGY, INC.

tangible assets was allocated to in-process technology which Paradigm wrote off in the quarter ended June 30, 1996. Approximately $250,000 was allocated to other intangibles. The unamortized balance of these other intangibles was written off in connection of the shutdown of NewLogic in early 1997.

  Paradigm accounted for this acquisition using the purchase method of accounting and accordingly, the results of operations and cash flows of the acquisition were included only from the date of acquisition. Excluding the $3,841,000 write-off of purchased in-process technology, the pro forma impact on Paradigm's results of operations had the acquisition been consummated on January 1, 1995 was not materially different from the results presented in the accompanying statement of operations.

NOTE 7--CONVERTIBLE PREFERRED STOCK:

  On January 23, 1997, Paradigm sold a total of 200 shares of Series A Preferred Stock in a private placement, at a price of $10,000 per share, for total proceeds (net of payments to third parties) of approximately $1,880,000. The Series A Preferred Stock includes cumulative dividends at 5% per annum. The Series A Preferred Stock also includes an embedded discount on conversion which was accreted from the issuance date through April 23, 1997, the date upon which the Series A Preferred Stock became convertible. The accretion of the embedded discount and the cumulative dividends were treated as a charge to accumulated deficit. Also in connection with the sale of the Series A Preferred Stock Paradigm issued a warrant to purchase 15,000 shares of its Common Stock for $41.25 per share. The warrant is exercisable until January 22, 2000. Paradigm valued these warrants at $67,000 using the Black/Scholes option pricing model.

  The Series A Preferred Stock is convertible at the option of the holder into the number of fully paid and non-assessable shares of Common Stock as is determined by dividing (A) the sum of (1) $10,000 plus (2) the amount of all accrued but unpaid or accumulated dividends on the shares of Series A Preferred Stock being converted by (B) the Series A Conversion Price in effect at the time of conversion. The "Series A Conversion Price" is equal to the lower of (i) $22.50 or (ii) eighty-two percent (82%) of the average closing bid price of a share of Common Stock as quoted on the SCM (or quoted on such other national or regional securities exchange or automated quotation system upon which the Common Stock is listed and principally traded) over the five
(5) consecutive trading days immediately preceding the date of notice of conversion of the Series A Preferred Stock. During 1997, the holders of the Series A Preferred Stock converted 149 shares of the Series A Preferred Stock into 239,605 shares of Paradigm's Common Stock. As of December 31, 1997, there were 51 shares of the Series A Preferred Stock outstanding.

  On July 22, 1997, Paradigm sold a total of 200 shares of Series B Preferred Stock in a private placement at a price of $10,000 per share, for total proceeds (net of payments to third parties) of approximately $1,870,000. The Series B Preferred Stock includes cumulative dividends at 5% per annum. The Series B Preferred Stock also includes an embedded discount on conversion which was accreted from the issuance date through September 10, 1997, the date upon which the Series B Preferred Stock became convertible. The accretion of the embedded discount and the cumulative dividends have been treated as a charge to accumulated deficit.

  The Series B Preferred Stock is convertible at the option of the holder into the number of fully paid and non-assessable shares of Common Stock as is determined by dividing (A) the sum of (1) $10,000 plus (2) the amount of all accrued but unpaid or accumulated dividends on the shares of Series B Preferred Stock being converted by (B) the Series B Conversion Price in effect at the time of conversion. The "Series B Conversion Price" will be equal to the lower of (i) $13.75 or (ii) eighty-two percent (82%) of the average closing bid price of a share of Common Stock as quoted on the SCM (or quoted on such other national or regional securities exchange or automated quotation system upon which the Common Stock is listed and principally traded) over the five (5) consecutive trading days immediately preceding the date of notice of conversion of the Series B

                           PARADIGM TECHNOLOGY, INC.

Preferred Stock. During 1997, the holders of the Series B Preferred Stock converted 94 shares of the Series B Preferred Stock into 136,040 shares of Paradigm's Common Stock. As of December 31, 1997, there were 106 shares of the Series B Preferred Stock outstanding.

  The Series A Preferred Stock and Series B Preferred Stock agreements contained restrictions on the number of shares of Common Stock that were issuable on the conversion of the Series A Preferred Stock and Series B Preferred Stock. Shares of Preferred Stock which were not convertible as a result of these restrictions were redeemable by Paradigm for cash. On September 26, 1997 at a Special Meeting of Shareholders, the Stockholders approved the elimination of the restrictions on the number of shares of Common Stock issuable on the conversion of the Series A Preferred Stock and Series B Preferred Stock.

  On November 27, 1997, Paradigm sold a total of 100 shares of Series C Preferred Stock in a private placement at a price of $10,000 per share, for total proceeds (net of payments to third parties) of approximately $923,000. The Series C Preferred Stock includes cumulative dividends at 5% per annum. The Series C Preferred Stock also includes an embedded discount on conversion which was accreted from the issuance date through January 27, 1998, the date upon which the Series C Preferred Stock became convertible. The accretion of the embedded discount and the cumulative dividends have been treated as a charge to accumulated deficit.

  The Series C Preferred Stock is convertible at the option of the holder into the number of fully paid and non-assessable shares of Common Stock as is determined by dividing (A) the sum of (1) $10,000 plus (2) the amount of all accrued but unpaid or accumulated dividends on the shares of Series C Preferred Stock being converted by (B) the Series C Conversion Price in effect at the time of conversion. The "Series C Conversion Price" will be equal to the lower of (i) $5.90 or (ii) eighty-two percent (82%) of the average closing bid price of a share of Common Stock as quoted on the SCM (or quoted on such other national or regional securities exchange or automated quotation system upon which the Common Stock is listed and principally traded) over the five
(5) consecutive trading days immediately preceding the date of notice of conversion of the Series C Preferred Stock. During 1997, none of the Series C Preferred Stock was converted into shares of Paradigm's Common Stock.

NOTE 8--STOCK COMPENSATION PLANS:

  The 1994 Stock Option Plan ("Option Plan") was established on June 21, 1994. Under the Option Plan, the maximum aggregate number of shares which may be issued under the Option Plan upon exercise of options is 149,800 shares (subject to a 3% increase each January 1st). Nonstatutory stock options may be granted to employees, outside directors and consultants, whereas incentive stock options can only be granted to employees. Options are generally granted at fair market value subject to the following:

    (a) With respect to options granted to an employee who, at the time of the grant owns stock representing more than 10% of the voting power of all classes of stock of Paradigm or any parent or subsidiary, the per share exercise price shall be no less than 110% of the fair market value on the date of the grant for incentive and nonstatutory stock options.

    (b) With respect to options granted to any employee other than described in the preceding paragraph, the exercise price shall be no less than 100% for incentive stock options and 85% for nonstatutory stock options of the fair market value on the date of the grant.

  The Option Plan separately reserves 15,000 shares of common stock for option grants to outside directors. Grant of options to Paradigm's outside directors are made upon appointment to the Board of Directors and in annual increments thereafter. The exercise price of options granted is the fair market value at the date of grant.

                           PARADIGM TECHNOLOGY, INC.

  Nonstatutory stock option activity under the Option Plan was as follows (in thousands):

                                                               1995  1996  1997
                                                               ----  ----  ----
   Outstanding at beginning of period.........................  73    90    114
     Granted..................................................  41   118    105
     Canceled................................................. (16)  (70)  (108)
     Exercised................................................  (8)  (24)    (4)
                                                               ---   ---   ----
   Outstanding at December 31.................................  90   114    107
                                                               ---   ---   ----
   Exercisable at December 31.................................  38    30     42
                                                               ---   ---   ----
   Available for Grant at December 31.........................  31    15     18
                                                               ---   ---   ----

  Weighted average option exercise price information for the years 1995, 1996 and 1997 as follows:

                                                           1995    1996   1997
                                                          ------- ------ ------
   Outstanding at beginning of period.................... $  3.20 $43.00 $45.40
   Granted during the year...............................  102.60  62.00  15.30
   Canceled during the year..............................   33.50  82.40  48.50
   Exercised during the year.............................    4.30   5.80   3.00
   Outstanding at December 31............................   43.00  45.40  12.20
   Exercisable at December 31............................   13.60  27.70  11.70

  Significant option groups outstanding at December 31, 1997, and related weighted average price and life information follows (options in thousands):

                                     OUTSTANDING   EXERCISABLE
                                     ------------ ------------- WEIGHTED AVERAGE
                                                                   REMAINING
   EXERCISE PRICES                   SHARES PRICE SHARES PRICE    LIFE (YEARS)
   ---------------                   ------ ----- ------ ------ ----------------
   $2.50-3.00.......................   30   $2.80   17   $ 3.00       8.1
   $3.10-13.10......................   25   11.50    5    10.90       9.5
   $13.80-18.10.....................   22   14.60    6    14.80       9.4
   $18.80-20.60.....................   30   20.60   14    20.60       8.0

  Options granted vest over a period of four years. The term of the options shall be no longer than 10 years. All options were granted at an exercise price equal to the fair market value of Paradigm's common stock at the date of grant. The weighted average fair value at date of grant for options granted during 1995, 1996 and 1997 was $53.40, $27.40 and $14.40 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following assumptions:

                                                               1995  1996  1997
                                                               ----  ----  ----
   Expected life (years)......................................   5     5     5
   Risk free interest rate.................................... 6.9%  6.6%  6.2%
   Volatility.................................................  48%   50%  168%
   Dividend yield............................................. --    --    --

  In April 1995, the board of directors of Paradigm adopted the Paradigm Technology, Inc. Employee Stock Purchase Plan (the "ESPP") to provide employees of Paradigm with an opportunity to purchase common stock through payroll deductions. The ESPP became effective upon the closing of Paradigm's initial public offering in July 1995. Under the ESPP, 25,000 shares of common stock have been reserved for issuance to full-time employees employed with Paradigm for at least three consecutive months.

                           PARADIGM TECHNOLOGY, INC.

  Under the ESPP, the purchase price of the common stock will be equal to 85% of the lower of (i) the market price of common stock immediately before the beginning of the applicable participation period or (ii) the market price of common stock at the time of purchase. In general, each participation period is 24 months long, with a new participation period beginning every six months. During 1996 and 1997, 7,678 and 2,500 shares were issued under the plan. The fair value of the employee's purchase rights was estimated using the Black-Scholes model with the following assumptions for 1995, 1996 and 1997, respectively; dividend yield of 0% in all years; an expected life of two years for each purchase period; expected volatility of 48%, 50% and 168%; and risk free interest rates of 6.2%, 6.3% and 6.2%. The weighted-average fair value of these purchase rights granted in 1995, 1996 and 1997 was $53.70, $47.80 and $18.70, respectively.

  Had compensation expense for Paradigm's stock-based compensation plans been determined based on the methods prescribed by SFAS No. 123, Paradigm's net income (loss) and net income (loss) per share would have been as follows (in thousands, except per share amounts):

                                                      YEAR ENDED DECEMBER 31,
                                                      ------------------------
                                                       1995    1996     1997
                                                      ------ --------  -------
   Net income (loss):
     As reported..................................... $5,263 $(36,425) $(8,911)
     Pro forma.......................................  5,024  (37,272)  (9,704)
   Diluted Net income (loss) per share:
     As reported..................................... $ 9.14 $ (51.59) $(11.87)
     Pro forma.......................................   8.72   (52.79)  (12.79)

NOTE 9--INCOME TAXES:

  The provision (benefit) for income taxes consists of the following (in thousands):

                                                        YEAR ENDED DECEMBER 31,
                                                        -------------------------
                                                         1995     1996     1997
                                                        ------- --------  -------
   Federal:
     Current........................................... $ 1,673 $ (1,125) $   --
   State:
     Current...........................................     472      --      --
                                                        ------- --------  ------
                                                        $ 2,145 $ (1,125) $   --
                                                        ======= ========  ======

  The components of the net deferred tax asset were as follows (in thousands):

                                                               DECEMBER 31,
                                                             ------------------
                                                               1996      1997
                                                             --------  --------
   Inventory and other reserves............................. $  3,052  $    899
   Depreciation and capital leases..........................      972       328
   Other....................................................      551       122
   Net operating losses.....................................   13,885    20,232
                                                             --------  --------
                                                               18,460    21,581
   Less valuation allowance.................................  (18,460)  (21,581)
                                                             --------  --------
                                                             $    --   $    --
                                                             ========  ========

                           PARADIGM TECHNOLOGY, INC.

  Paradigm's effective tax rate for 1995, 1996 and 1997 was 29%, (3%) and (0%), respectively. This rate differs from the federal statutory rate due principally to the following:

                                               YEAR ENDED DECEMBER 31,
                                               -----------------------------
                                                1995       1996       1997
                                               -------    -------    -------
   Tax at statutory rate......................      34 %      (34)%      (34)%
   State taxes, net of federal benefit........       6         (6)        (6)
   Tax losses not recognized..................     (11)        37         40
                                               -------    -------    -------
   Net operating losses and tax credits uti-
    lized.....................................      29 %       (3)%        0 %
                                               =======    =======    =======

  Paradigm has established a valuation allowance equal to its deferred tax assets on the basis that realization of such assets is not probable. Management's assessment is based on Paradigm's current net operating losses.

  The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. Paradigm experienced ownership changes as a result of the Reorganization of Paradigm in 1994. As a result of the conversion of Preferred Stock to Common Stock, Paradigm experienced a change in ownership subsequent to December 31, 1997. As a result of this change in ownership, approximately $4 million of net operating losses will be available to Paradigm through 2012.

NOTE 10--CAPITAL LEASE OBLIGATIONS AND COMMITMENTS:

  In December 1996, Paradigm entered into an agreement to lease its new principal administrative facility under an operating lease expiring in 2002. Future minimum payments under noncancelable operating leases at December 31, 1997 are as follows (in thousands):

       YEAR ENDING                                                     OPERATING
       DECEMBER 31,                                                     LEASES
       ------------                                                    ---------
       1998...........................................................  $  460
       1999...........................................................     473
       2000...........................................................     485
       2001...........................................................     490
       2002...........................................................      40
                                                                        ------
                                                                        $1,948
                                                                        ======

  Rent expense for the years ended December 31, 1995, 1996 and 1997 was $715,000, $680,000 and $475,000, respectively.

NOTE 11--SALE OF WAFER FABRICATION FACILITY:

  Paradigm recorded a loss of $4.6 million in the quarter ended December 31, 1996 as a result of the sale of its wafer fabrication facility. This charge included the excess of the net book value of leasehold improvements, wafer fabrication equipment, fabrication work in process inventory and other assets sold to Orbit Semiconductor, Inc. ("Orbit") over the proceeds received from Orbit, professional fees, a reserve for an adverse purchase commitment related to the wafer manufacturing agreement and accruals for other estimated costs.

  Orbit paid to Paradigm aggregate consideration of $20 million consisting of $6.7 million in cash, assumption of $7.5 million of indebtedness associated with and secured by the Fab, and promissory notes in the principal amounts of $4.8 million and $1.0 million.

  The $4.8 million promissory note was issued in connection with a wafer supply agreement that required Orbit to supply Paradigm with approximately 9,750 of certain fabricated wafers through May 1997 at $500 per wafer purchased by Paradigm. In accordance with the terms of the promissory note and wafer supply agreement, for each wafer purchased from Orbit no cash payment was required to be made, however, the amount of the promissory note receivable was reduced by $500 for each wafer purchased. Accordingly, as Paradigm purchased wafers from Orbit, the outstanding balance of the promissory note receivable was reduced and inventory was recorded. No balance remained on this note at December 31, 1997.

                           PARADIGM TECHNOLOGY, INC.

  The $1.0 million promissory note was held in escrow to satisfy certain representation and warranties made by Paradigm. In July 1997, Paradigm negotiated an accelerated payment on the $1.0 million promissory note held in escrow. As part of the agreement, Paradigm allowed Orbit to retain $250,000 for repairs on equipment purchased as part of the Fab sale and certain additional amounts for other matters, and Paradigm received a net payment of $750,000 in 1997. No balance remained on this note at December 31, 1997.

  In connection with the sale of the Fab, substantially all of the 109 employees associated with the Fab were terminated and became employees of Orbit. No severance payments were made to employees transferred to Orbit.

NOTE 12--LITIGATION:

  On August 12, 1996, a securities class action lawsuit was filed in Santa Clara County Superior Court against Paradigm and certain of its officers and directors (the "Paradigm Defendants") and PaineWebber, Inc. The class alleged by plaintiffs consisted of purchasers of Paradigm's Common Stock from November 20, 1995 to March 22, 1996, inclusive (the "Class Period"). The complaint alleges negligent misrepresentation, fraud and deceit, breach of fiduciary duty, and violations of certain provisions of the California Corporate Securities Law and Civil Code. The plaintiffs seek an unspecified amount of compensatory and punitive damages. Plaintiffs allege, among other things, that the Paradigm Defendants wrongfully represented that Paradigm would have protection against adverse market conditions in the semiconductor market based on Paradigm's focus on high speed, high performance semiconductor products. The Paradigm Defendants intend to vigorously defend the action. On September 30, 1996, the Paradigm Defendants filed a demurrer seeking to have plaintiffs' entire complaint dismissed with prejudice. On December 12, 1996, the Court sustained the demurrer as to all of the causes of action against Michael Gulett and as to all causes of actions, except for violation of certain provisions of the California Corporate Securities Law, against the remaining Paradigm Defendants. The Court, however, granted plaintiffs leave to amend the complaint to attempt to cure the defects which caused the Court to sustain the demurrer. Plaintiffs failed to amend within the allotted time. On January 8, 1997, the Paradigm Defendants filed an answer to the complaint denying any liability for the acts and damages alleged by the plaintiffs. Plaintiffs have since served the Paradigm Defendants with discovery requests for production of documents and interrogatories, to which the Paradigm Defendants have responded. Plaintiffs have also subpoenaed documents from various third parties. The Paradigm Defendants have served the plaintiffs with an initial set of discovery requests, to which plaintiffs have responded. The Paradigm Defendants also took the depositions of the named plaintiffs on April 9, 1997. On January 15, 1997, plaintiffs filed a motion to certify the matter as a class action. Plaintiffs sought by their motion to certify a nationwide class of those who purchased Paradigm's stock during the Class Period. After several hearings and continuances, on February 9, 1998 the Court certified a class consisting only of California purchasers of Paradigm's stock during the Class Period. Plaintiffs have set a hearing date of April 9, 1998 for a motion to amend their complaint to incorporate factual allegations derived from the February 21, 1997 action described below. There can be no assurance that Paradigm will be successful in the defense of this action. Even if Paradigm is successful in such defense, it may incur substantial legal fees and other expenses related to this claim. If unsuccessful in the defense of any such claim, Paradigm's business, operating results and cash flows could be materially adversely affected.

  On February 21, 1997, an additional purported class action lawsuit was filed in Santa Clara County Superior Court against Paradigm and certain of its officers and directors, with causes of action and factual allegations essentially identical to those of the August 12, 1996 class action lawsuit. This second class action is asserted against the same Paradigm Defendants, PaineWebber, Inc. and Smith Barney. Prior to the hearing on the Paradigm Defendants' demurrer to the initial complaint, plaintiff amended his complaint to incorporate factual allegations derived from the May 19, 1997 lawsuit described below. The Paradigm Defendants filed a demurrer to the amended complaint, which was heard on September 9, 1997. On September 10, 1997, the Court issued an order sustaining the Paradigm Defendants' demurrer as to all causes of action without leave to amend. A judgment in favor of the Paradigm Defendants dismissing the entire complaint was entered by the Court on

                           PARADIGM TECHNOLOGY, INC.

                  NOTES TO FINANCIAL STATEMENTS--(CONCLUDED)

September 23, 1997. Plaintiffs have appealed the decision and filed a brief in support of its appeal. The Paradigm Defendants' responsive brief is due to be filed March 30, 1998. There can be no assurances that Paradigm will be successful in defeating the appeal. Even if Paradigm is successful in defeating the appeal, it may incur substantial legal fees and other expenses related to this appeal. If unsuccessful in defeating the appeal, Paradigm's business operating results and cash flows could be materially adversely affected.

  On May 19, 1997, several former employees of Paradigm filed an action in Santa Clara County Superior Court. The complaint names as defendants Paradigm, Michael Gulett, Richard Veldhouse, Dennis McDonald and Chiang Lam. Plaintiffs filed with the complaint a notice that they consider their case related legally and factually to the August 12, 1996 class action lawsuit described above. The Complaint alleges fraud, breach of fiduciary duty and violations of certain provisions of the California Corporate Securities Law and Civil Code. Plaintiffs allege that they purchased Paradigm's stock at allegedly inflated prices and were damaged thereby. The plaintiffs seek an unspecified amount of compensatory, rescissory and/or punitive damages. Defendants responded to the complaint on September 12, 1997 by filing a demurrer as to all causes of action. Prior to the hearing on the demurrer, Plaintiffs amended their complaint to identify two allegedly fraudulent sale transactions. On February 20, 1998, defendants filed a demurrer as to all causes of action in the amended complaint, which is set to be heard April 2, 1998. Plaintiffs have served Paradigm and two of the individual defendants with requests for production of documents, to which Paradigm and the individual defendants have responded. Paradigm has served plaintiff with form interrogatories, to which they have responded. There can be no assurance that Paradigm will be successful in such defense. Even if Paradigm is successful in such defense, it may incur substantial legal fees and other expenses related to this claim. If unsuccessful in the defense of any such claim, Paradigm's business, operating results and cash flows could be materially adversely affected.

  Paradigm is involved in various other litigation and potential claims which management believes, based on facts presently known, will not have a material adverse effect on the results of operations or the financial position of Paradigm.

NOTE 13--SUBSEQUENT EVENTS:

  In January and February, 1998, holders of the Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock converted additional shares of the Preferred Stock into Paradigm's Common Stock, as follows:

                                    SHARES OF                                    SHARES OF
                                 PREFERRED STOCK                                COMMON STOCK
         SERIES                     CONVERTED                                      ISSUED
         ------                  ----------------                               -------------
           A                            21                                         107,565
           B                            38                                         166,840
           C                            15                                          52,700

  On March 6, 1998, Paradigm entered into a definitive merger agreement providing for the acquisition of all of the outstanding capital stock of IXYS Corporation ("IXYS") in exchange for Common Stock of Paradigm. The exchange ratio in the Merger for the IXYS equity securities will be the greater of two ratios. The first ratio provides that upon the Merger the holders of equity securities of IXYS hold 95% of the fully diluted capitalization of the combined company and that the holders of equity securities of Paradigm will hold 5% of the fully diluted capitalization of the combined company. (As used herein, fully diluted capitalization means the sum of the number of shares of common stock outstanding and issuable upon exercise or conversion of all outstanding preferred stock, warrants, options and other rights.) The second ratio provides that the value associated with the fully diluted capitalization of IXYS, at the time of the consummation of the Merger, be at least $150 million, based upon an average of the closing prices of Paradigm's Common Stock prior to Paradigm's stockholders meeting. Consummation of the merger requires the approval of Paradigm's and IXYS' stockholders and various regulatory approvals. If approved, the transaction is anticipated to be accounted for as a purchase of Paradigm by IXYS for financial reporting purposes.

                           PARADIGM TECHNOLOGY, INC.

                       CONDENSED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                QUARTER ENDED
                                                              -----------------
                                                              MAR. 29, MAR. 31,
                                                                1998     1997
                                                              -------- --------
Sales, net...................................................  $1,914  $ 3,572
Cost of goods sold...........................................   1,770    3,314
                                                               ------  -------
Gross profit.................................................     144      258
                                                               ------  -------
Operating expenses:
  Research and development...................................     304    1,183
  Selling, general and administrative........................     744    1,625
                                                               ------  -------
    Total operating expenses.................................   1,048    2,808
                                                               ------  -------
Operating loss...............................................    (904)  (2,550)
Interest expense.............................................      71       42
Other (income) expense, net..................................     (38)      30
                                                               ------  -------
Net loss.....................................................  $ (937) $(2,622)
                                                               ======  =======
Accretion on preferred stock.................................  $  (30) $  (388)
Net loss attributable to Common Stockholders.................  $ (967) $(3,010)
                                                               ======  =======
Basic and diluted loss per share.............................  $(0.68) $ (4.16)
                                                               ======  =======
Weighted average shares outstanding..........................   1,420      724
                                                               ======  =======


           See accompanying notes to condensed financial statements.

                           PARADIGM TECHNOLOGY, INC.

                            CONDENSED BALANCE SHEET
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                             MAR. 29   DEC. 31,
                                                              1998,      1997
                                                             --------  --------
Assets:
  Cash and cash equivalents................................. $    218  $    461
  Accounts receivable, net..................................    1,346     2,705
  Inventory.................................................    2,722     2,580
  Other current assets......................................      397       544
                                                             --------  --------
    Total current assets....................................    4,683     6,290
  Property and equipment, net...............................    2,518     2,737
  Other assets..............................................      263       263
                                                             --------  --------
    Total assets............................................ $  7,464  $  9,290
                                                             ========  ========
Liabilities and stockholders' equity
  Line of credit............................................ $  1,265  $  1,719
  Accounts payable and other accrued liabilities............    3,545     3,964
  Current portion, long-term debt...........................      179       192
                                                             --------  --------
    Total current liabilities...............................    4,989     5,875
                                                             --------  --------
  Long-term debt............................................      347       342
  Deferred rent.............................................       52        64
                                                             --------  --------
    Total liabilities.......................................    5,388     6,281
                                                             --------  --------
  Capital stock.............................................   43,215    43,181
  Accumulated deficit.......................................  (41,139)  (40,172)
                                                             --------  --------
    Total stockholders' equity..............................    2,076     3,009
                                                             --------  --------
      Total liabilities and stockholders' equity............ $  7,464  $  9,290
                                                             ========  ========


           See accompanying notes to condensed financial statements.

                           PARADIGM TECHNOLOGY, INC.

                       CONDENSED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                THREE MONTHS
                                                                    ENDED
                                                              -----------------
                                                              MAR. 29, MAR. 31,
                                                                1998     1997
                                                              -------- --------
Cash flows from operating activities:
 Net loss....................................................  $ (937) $(2,622)
 Adjustments to reconcile net loss to net cash from operating activities:
  Depreciation and amortization..............................     219      643
  Loss on disposition of fixed assets........................      --      290
  Changes in operating assets and liabilities:
   Accounts receivable.......................................   1,359      120
   Inventory.................................................    (142)  (1,165)
   Other assets..............................................     147    3,162
   Accounts payable, accrued expenses and other liabilities..    (431)  (1,164)
                                                               ------  -------
 Net cash provided by (used in) operating activities.........     215     (736)
                                                               ------  -------
Cash flows used in investing activities:
 Purchases of capital equipment..............................      --     (261)
                                                               ------  -------
Cash flows from financing activities:
 Line of credit..............................................    (454)     (70)
 Payments on capital leases..................................     (20)     (35)
 Issuance of notes payable...................................      12       --
 Issuance of common stock....................................       4      (10)
 Issuance of Convertible Preferred Stock.....................      --    1,880
                                                               ------  -------
Net cash provided by financing activities....................    (458)   1,765
                                                               ------  -------
Net increase (decrease) in cash and cash equivalents.........    (243)     768
Cash and cash equivalents:
 Beginning of period.........................................     461      587
                                                               ------  -------
 End of period...............................................  $  218  $ 1,355
                                                               ======  =======
Supplemental cash flow information:
 Interest paid...............................................  $   71  $    42
                                                               ======  =======
 Income taxes paid...........................................  $   --  $    --
                                                               ======  =======
Supplemental disclosure of non cash items:
 Issuance of warrant in connection with sale of Convertible
  Preferred Stock............................................  $   --  $    67
                                                               ======  =======
 Accretion on Convertible Preferred Stock....................  $   30  $   388
                                                               ======  =======

           See accompanying notes to condensed financial statements.

                           PARADIGM TECHNOLOGY, INC.

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1: BASIS OF PRESENTATION

  The unaudited condensed financial statements have been prepared by Paradigm Technology, Inc. ("Paradigm" or the "Company"), pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted pursuant to such rules and regulations.

  In the opinion of management, the unaudited interim condensed financial statements included herein have been prepared on the same basis as the December 31, 1997 audited financial statements, contained in the Company's annual report on Form 10-K filed on March 24, 1998 and include all adjustments, consisting of only normal recurring adjustments, necessary to fairly state the information set forth therein. Results for the three month period ended March 29, 1998 are not necessarily indicative of the results to be expected for the entire year.

  The preparation of the interim condensed financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the interim condensed consolidated financial statements and the reported amounts of revenue and expenses during the report period. Actual results could differ from estimates.

  The Company markets high speed high density Static Random Access Memory ("SRAM") products for uses in telecommunication devices, workstations and high performance personal computers to Original Equipment Manufacturers and distributors in the United States, Europe and the Far East.

  The SRAM business is highly cyclical and has been subject to significant downturns at various times that have been characterized by diminished product demand, production overcapacity, and accelerated erosion of average selling prices. During the latter part of 1995 continuing into 1996, 1997 and the first three months of 1998, the market for certain SRAM devices experienced an excess supply relative to demand which resulted in a significant downward trend in prices.

  The selling prices that the Company is able to command for its products are highly dependent on industry-wide production capacity and demand. In this regard, the Company did experience rapid erosion in product pricing in 1996, 1997 and during the first three months of 1998 which was not within the control of the Company. The Company could continue to experience a downward trend in pricing which could adversely affect the Company's operating results.

  The Company's recent operations have consumed substantial amounts of cash. During 1997, the Company completed the private placement of Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock for aggregate net proceeds of approximately $4,673,000. The Company believes that it will require additional cash infusion from similar private placements of equity or other sources of liquidity, such as asset sales and equipment financing to meet the Company's projected working capital and other cash requirements. The sale of additional equity or other securities could result in additional dilution to the Company's stockholders. There can be no assurance that such additional financing, if required, can be obtained on acceptable terms, if at all.

  As a result of these circumstances, the Company's independent accountants' opinion on the Company's December 31, 1997 financial statements includes an explanatory paragraph indicating that these matters raise a substantial doubt about the Company's ability to continue as a going concern.

                           PARADIGM TECHNOLOGY, INC.

                                  (UNAUDITED)


  On March 6, 1998, the Company entered into a definitive merger agreement providing for the acquisition of all of the outstanding capital stock of IXYS Corporation ("IXYS") in exchange for Common Stock of the Company. The exchange ratio in the Merger for the IXYS equity securities will be the greater of two ratios. The first ratio provides that upon the Merger the holders of equity securities of IXYS hold 95% of the fully diluted capitalization of the combined company and that the holders of equity securities of the Company will hold 5% of the fully diluted capitalization of the combined company. (As used herein, fully diluted capitalization means the sum of the number of shares of common stock outstanding and issuable upon exercise or conversion of all outstanding preferred stock, warrants, options and other rights.) The second ratio provides that the value associated with the fully diluted capitalization of IXYS, at the time of the consummation of the Merger, be at least $150 million, based upon an average of the closing prices of the Company's Common Stock prior to the Company's stockholders meeting. Consummation of the merger requires the approval of the Company's and IXYS' stockholders and various regulatory agency approvals. If approved, the transaction is anticipated to be accounted for as a purchase of the Company by IXYS for financial reporting purposes.

  This report on Form 10-Q for the quarter ended March 29, 1998 should be read in conjunction with the audited financial statements as of December 31, 1997, and the notes thereto included in the Company's Annual Report on Form 10-K filed on March 24, 1998.

NOTE 2: REVERSE STOCK SPLIT

  On May 1, 1998, the Company's stockholders approved a 10-for-1 reverse stock split of the Company's common stock, such that every 10 shares shall be combined into one share of common stock. All prior period common shares and per share data in these condensed financial statements have been restated to reflect this stock split.

NOTE 3: NET INCOME (LOSS) PER SHARE

  During the quarter ended December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 requires presentation of both Basic EPS and Diluted EPS. Basic EPS is computed by dividing net income available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during a period. In computing Diluted EPS, the average price for the period is used in determining the number of shares assumed to be purchased from exercise of stock options, warrants and Convertible Preferred Stock. Net income (loss) per share for all prior periods presented has been restated to conform to the provisions of SFAS 128.

                           PARADIGM TECHNOLOGY, INC.

                                  (UNAUDITED)


  Following is a reconciliation of the numerators and denominators of the Basic and Diluted EPS computations for the period presented below.

                                                               QUARTER ENDED
                                                              ----------------
                                                                        MAR.
                                                              MAR. 29,   31,
                                                                1998    1997
                                                              -------- -------
                                                               (IN THOUSANDS,
                                                              EXCEPT PER SHARE
                                                                   DATA)
   Net income (loss).........................................  $ (937) $(2,622)
   Accretion related to Convertible Preferred Stock..........     (30)    (388)
                                                               ------  -------
   Net income attributable to common shareholders............  $  967  $(3,010)
                                                               ======  =======
   Shares calculation:
   Average shares outstanding-basic..........................   1,420      724
   Effect of dilutive securities:
     Stock options and warrants..............................      --       --
     Convertible Preferred Stock.............................      --       --
                                                               ------  -------
   Average shares outstanding-diluted........................   1,420      724
                                                               ======  =======
   Net income (loss) per share-basic.........................  $(0.68) $ (4.16)
                                                               ======  =======
   Net income (loss) per share-diluted.......................  $(0.68) $ (4.16)
                                                               ======  =======

  Options to purchase shares of common stock and shares issuable upon the conversion of shares of Convertible Preferred Stock were not included in the computation of diluted EPS because the inclusion of such options and shares would have been antidilutive.

NOTE 4: BALANCE SHEET DETAIL

                                                             MAR. 29,  DEC. 31,
                                                               1998      1997
                                                             --------  --------
    Inventory (in thousands):
     Work in process........................................ $ 1,743   $ 1,562
     Finished goods.........................................     979     1,018
                                                             -------   -------
                                                             $ 2,722   $ 2,580
                                                             =======   =======
   Property and equipment (in thousands):
     Machinery and equipment................................ $ 4,081   $ 4,081
     Leasehold improvements.................................     245       245
     Furniture and fixtures.................................     115       115
                                                             -------   -------
                                                               4,441     4,441
     Less accumulated depreciation..........................  (1,923)   (1,704)
                                                             -------   -------
                                                             $ 2,518   $ 2,737
                                                             =======   =======

                           PARADIGM TECHNOLOGY, INC.

                                  (UNAUDITED)


NOTE 5: LITIGATION

  On August 12, 1996, a securities class action lawsuit was filed in Santa Clara County Superior Court against the Company and certain of its officers and directors (the "Paradigm Defendants") and PaineWebber, Inc. The class alleged by plaintiffs consisted of purchasers of the Company's Common Stock from November 20, 1995 to March 22, 1996, inclusive (the "Class Period"). The complaint alleged negligent misrepresentation, fraud and deceit, breach of fiduciary duty and violations of certain provisions of the California Corporate Securities Law and Civil Code. The plaintiffs seek an unspecified amount of compensatory and punitive damages. Plaintiffs allege, among other things, that the Paradigm Defendants wrongfully represented that the Company would have protection against adverse market conditions in the semiconductor market based on the Company's focus on high speed, high performance semiconductor products. The Paradigm Defendants intend to vigorously defend the action. On September 30, 1996, the Paradigm Defendants filed a demurrer seeking to have plaintiffs' entire complaint dismissed with prejudice. On December 12, 1996, the Court sustained the demurrer as to all of the causes of action against Michael Gulett and as to all causes of actions, except for violation of certain provisions of the California Corporate Securities Law, against the remaining Paradigm Defendants. The Court, however, granted plaintiffs leave to amend the complaint to attempt to cure the defects which caused the Court to sustain the demurrer. Plaintiffs failed to amend within the allotted time. On January 8, 1997, the Paradigm Defendants filed an answer to the complaint denying any liability for the acts and damages alleged by the plaintiffs. Plaintiffs have since served the Paradigm Defendants with discovery requests for production of documents and interrogatories, to which the Paradigm Defendants have responded. Plaintiffs have also subpoenaed documents from various third parties. The Paradigm Defendants have served the plaintiffs with an initial set of discovery requests, to which Plaintiffs have responded. The Paradigm Defendants also took the depositions of the named plaintiffs on April 9, 1997. On January 15, 1997, plaintiffs filed a motion to certify the matter as a class action. Plaintiffs sought by their motion to certify a nationwide class of those who purchased the Company's stock during the Class Period. After several hearings and continuances, on February 9, 1998 the Court certified a class consisting only of California purchasers of the Company's stock during the Class Period. On April 9, 1998, the Court granted plaintiff's motion to amend their complaint to incorporate factual allegations derived from the May 19, 1997 action described below. There can be no assurance that the Company will be successful in the defense of this action. Even if Paradigm is successful in such defense, it may incur substantial legal fees and other expenses related to this claim. If unsuccessful in the defense of any such claim, the Company's business, operating results and cash flows could be materially adversely affected.

  On February 21, 1997, an additional purported class action lawsuit was filed in Santa Clara County Superior Court against the Company and certain of its officers and directors, with causes of action and factual allegations essentially identical to those of the August 12, 1996 class action lawsuit. This second class action is asserted against the same Paradigm Defendants, PaineWebber, Inc. and Smith Barney. Prior to the hearing on the Paradigm Defendants' demurrer to the initial complaint, Plaintiff amended his complaint to incorporate factual allegations derived from the May 19, 1997 lawsuit described below. The Paradigm Defendants filed a demurrer to the amended complaint, which was heard on September 9, 1997. On September 10, 1997, the Court issued an order sustaining the Paradigm Defendants' demurrer as to all causes of action without leave to amend. A judgment in favor of the Paradigm Defendants dismissing the entire complaint was entered by the Court on September 23, 1997. Plaintiff has appealed the decision and filed a brief in support of his appeal. The Paradigm Defendants' responsive brief was filed on March 30, 1998. There can be no assurances that the Company will be successful in defeating the appeal. Even if Paradigm is successful in defeating the appeal, it may incur substantial legal fees and other expenses related to this appeal. If unsuccessful in defeating the appeal, the Company's business, operating results and cash flows could be materially adversely affected.

  On May 19, 1997, three former employees of the Company filed an action in Santa Clara County Superior Court. The complaint names as defendants the Company, Michael Gulett, Richard Veldhouse, Dennis McDonald

                           PARADIGM TECHNOLOGY, INC.

                                  (UNAUDITED)

and Chiang Lam. Plaintiffs filed with the complaint a notice that they consider their case related legally and factually to the August 12, 1996 class action lawsuit described above. The Complaint alleges fraud, breach of fiduciary duty and violations of certain provisions of the California Corporate Securities Law and Civil Code. Plaintiffs allege that they purchased the Company's stock at allegedly inflated prices and were damaged thereby. The plaintiffs seek an unspecified amount of compensatory, rescissory and/or punitive damages. Defendants responded to the complaint on September 12, 1997 by filing a demurrer as to all causes of action. Prior to the hearing on the demurrer, Plaintiffs amended their complaint to identify two allegedly fraudulent sale transactions. Defendants filed a demurrer as to all causes of action in the amended complaint, which was heard on April 2, 1998. That same day, the Court issued its order sustaining the demurrer on multiple grounds, but granted plaintiffs leave to amend the complaint by May 15, 1998. Plaintiffs have served the Company and two of the individual defendants with requests for production of documents, to which the Company and the individual defendants have responded. Plaintiffs also took the deposition of a third party on April 23, 1998. The Company has served plaintiffs with form interrogatories and requests for production of documents, to which they have responded. The Company also took plaintiffs' depositions on April 20-22, 1998. The deposition of one of the plaintiffs is continuing. There can be no assurance that the Company will be successful in the defense of this action. Even if Paradigm is successful in such defense, it may incur substantial legal fees and other expenses related to this claim. If unsuccessful in the defense of any such claim, the Company's business, operating results and cash flows could be materially adversely affected.

  The Company is involved in various other litigation and potential claims. Due to the inherent uncertainty of litigation, management is not able to reasonably estimate losses that may be incurred in relation to this litigation. However, based on the facts presently known, management believes that the resolution of these matters will not have a material adverse impact on the results of operations or the financial position of the Company.

NOTE 6: PREFERRED STOCK

  During the quarter ended March 29, 1998, and cumulatively since issuance of Convertible Preferred Stock, conversions of Convertible Preferred Stock into common stock were as follows (restated for the 10-for-1 reverse stock split effective May 1, 1998):

                                               QUARTER ENDED
                                              MARCH 29, 1998      CUMULATIVE
                                             ----------------- -----------------
                                             PREFERRED COMMON  PREFERRED COMMON
                                              SHARES   SHARES   SHARES   SHARES
                                             CONVERTED ISSUED  CONVERTED ISSUED
                                             --------- ------- --------- -------
   Series A.................................     21    107,565    170    347,170
   Series B.................................     55    223,828    149    359,868
   Series C.................................     50    194,379     50    194,379
                                                ---    -------    ---    -------
                                                126    525,772    369    901,417
                                                ===    =======    ===    =======

  As of March 31, 1998, shares of Convertible Preferred Stock outstanding were as follows:

                  Series A.........  30
                  Series B.........  51
                  Series C.........  50

  In April 1998, 8 shares of Series B Convertible Preferred Stock were converted into 39,373 shares of common stock and 11 shares of Series C Convertible Preferred Stock were converted into 53,263 shares of common stock.

                           PARADIGM TECHNOLOGY, INC.

             NOTES TO CONDENSED FINANCIAL STATEMENTS--(CONCLUDED)
                                  (UNAUDITED)


NOTE 7: OPTION REPRICING

  In March 1998, the Company's Board agreed that in order to provide incentives to its employees and directors, repricing of outstanding options was needed to align the option exercise price more closely with the fair market value of the underlying Common Stock as determined by the marketplace. Therefore, the Company implemented a program whereby option holders could exchange higher priced option shares for the same number of lower priced option shares. The new options were issued on March 6, 1998 at $3.187 per share, which is 85% of the fair market value of $3.75. Executive officers must remain active on the Company's payroll to exercise their new options. All executive officers and directors holding options were eligible to participate in this program. A total of approximately 118,000 shares were repriced which will result in compensation expense aggregating $67,000, which will be recorded over the remaining vesting period of the repriced options.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
IXYS Corporation and Subsidiary

  We have audited the accompanying consolidated balance sheets of IXYS Corporation and Subsidiary as of March 31, 1997 and 1998, and the related consolidated statements of income, stockholders' deficit and cash flows for each of the three years in the period ended March 31, 1998. These financial statements are the responsibility of IXYS' management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IXYS Corporation and Subsidiary as of March 31, 1997 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ Coopers & Lybrand L.L.P.

San Jose, California
May 1, 1998

                                IXYS CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 MARCH 31,
                                                             ------------------
                                                               1997      1998
                                                             --------  --------
                          ASSETS
Current assets:
  Cash and cash equivalents................................  $  6,640  $  9,644
  Restricted cash..........................................     1,591       950
  Accounts receivable, less allowance for doubtful accounts
   of $467 in 1997 and $588 in 1998........................     8,151    10,009
  Inventories..............................................    11,589    17,103
  Deferred income taxes....................................     4,585     1,617
                                                             --------  --------
    Total current assets...................................    32,556    39,323
Plant and equipment, net...................................     3,383    10,602
Other assets...............................................       414     1,143
Deferred income taxes......................................     3,057     3,272
                                                             --------  --------
    Total..................................................  $ 39,410  $ 54,340
                                                             ========  ========
                        LIABILITIES
Current liabilities:
  Current portion of capitalized lease obligations.........  $    344  $    428
  Current portion of notes payable to bank.................     2,500     4,168
  Current portion of mandatorily redeemable preferred
   stock...................................................               9,300
  Accounts payable.........................................     2,116     4,474
  Accrued expenses and other liabilities...................     7,936     7,119
                                                             --------  --------
    Total current liabilities..............................    12,896    25,489
Notes payable to bank, net of current portion..............               6,624
Capitalized lease obligations, net of current portion......       874       814
Pension liabilities........................................     5,213     5,113
Commitments and contingencies (Note 7)
Series A and B mandatorily redeemable convertible preferred
 stock, $.001 par value:
  Authorized: 116,000,000 shares in 1997 and 1998;
  Issued and outstanding: 111,409,671 shares in 1997 and
   1998 (Aggregate liquidation value of $37,589 in 1997 and
   1998), net..............................................    37,556    28,256
                   STOCKHOLDERS' DEFICIT
Common stock, $.001 par value:
  Authorized: 250,000,000 shares in 1996, 1997 and 1998
  Issued and outstanding: 72,538,470 shares in 1997 and
   72,211,873 shares in 1998...............................        73        72
Additional paid-in capital.................................     1,002     1,001
Notes receivable from stockholders.........................      (942)     (936)
Accumulated deficit........................................   (17,443)  (11,359)
Cumulative translation adjustment..........................       181      (734)
                                                             --------  --------
  Total common stock, additional paid-in capital, notes re-
   ceivable from stockholders, accumulated deficit, and cu-
   mulative translation adjustment.........................   (17,129)  (11,956)
                                                             --------  --------
    Total..................................................  $ 39,410  $ 54,340
                                                             ========  ========

   The accompanying notes are an integral part of these financial statements.

                                IXYS CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      YEAR ENDED MARCH 31,
                                                     -------------------------
                                                      1996     1997     1998
                                                     -------  -------  -------
Net revenues.......................................  $57,436  $55,322  $56,856
Cost of goods sold.................................   35,629   34,158   38,048
                                                     -------  -------  -------
  Gross profit.....................................   21,807   21,164   18,808
                                                     -------  -------  -------
Operating expenses:
  Research, development and engineering............    3,423    3,015    3,329
  Selling, general and administrative..............    9,430    8,950    8,384
                                                     -------  -------  -------
    Total operating expenses.......................   12,853   11,965   11,713
                                                     -------  -------  -------
      Operating income.............................    8,954    9,199    7,095
Interest expense...................................      (78)    (116)    (431)
(Gain) loss on foreign currency transactions.......      (32)    (246)     183
Other income (expense), net........................   (1,578)    (484)   3,466
                                                     -------  -------  -------
  Income before income tax benefit (provision).....    7,266    8,353   10,313
Income tax benefit (provision).....................    4,327   (3,946)  (4,229)
                                                     -------  -------  -------
Net income.........................................  $11,593  $ 4,407  $ 6,084
                                                     =======  =======  =======
Net income per share--basic........................  $  0.45  $  0.08  $  0.09
                                                     =======  =======  =======
Number of shares used in per share calculation--ba-
 sic...............................................   25,709   53,478   65,501
                                                     =======  =======  =======
Net income per share--diluted......................  $  0.09  $  0.02  $  0.03
                                                     =======  =======  =======
Number of shares used in per share calculation--di-
 luted.............................................  124,093  208,280  201,866
                                                     =======  =======  =======


   The accompanying notes are an integral part of these financial statements

                                IXYS CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
               FOR THE YEARS ENDED MARCH 31, 1996, 1997 AND 1998

                                 (IN THOUSANDS)

                          COMMON STOCK
                          --------------
                                         ADDITIONAL      NOTES                  CUMULATIVE      TOTAL
                                          PAID-IN   RECEIVABLE FROM ACCUMULATED TRANSLATION STOCKHOLDERS'
                          SHARES  AMOUNT  CAPITAL    STOCKHOLDERS     DEFICIT   ADJUSTMENT     DEFICIT
                          ------  ------ ---------- --------------- ----------- ----------- -------------
Balances, March 31,
 1995...................   2,426   $ 2     $  205        $(100)      $(33,443)     $ 513      $(32,823)
Issuance of common stock
 under the restricted
 stock purchase
 agreement..............  67,565    68        810                                                  878
Exercise of stock op-
 tions..................   2,730     2          7                                                    9
Cancellation of
 promissory notes.......    (267)             (30)                                                 (30)
Issuance of notes
 receivable from
 stockholders...........                                  (878)                                   (878)
Payment of notes
 receivable from
 stockholders...........                                    42                                      42
Foreign currency
 translation of
 adjustments............                                                             187           187
Net income..............                                               11,593                   11,593
                          ------   ---     ------        -----       --------      -----      --------
Balances, March 31,
 1996...................  72,454    72        992         (936)       (21,850)       700       (21,022)
Exercise of stock op-
 tions..................      40     1          3                                                    4
Exercise of stock war-
 rants..................      16                1                                                    1
Issuance of note
 receivable for common
 stock..................      28                6           (6)
Foreign currency
 translation
 adjustments............                                                            (519)         (519)
Net income..............                                                4,407                    4,407
                          ------   ---     ------        -----       --------      -----      --------
Balances, March 31,
 1997...................  72,538    73      1,002         (942)       (17,443)       181       (17,129)
Exercise of stock op-
 tions..................      35                2                                                    2
Repurchase of common
 stock..................    (368)   (1)        (4)                                                  (5)
Payment on notes receiv-
 able from stockhold-
 ers....................                                     6                                       6
Exercise of warrants....       6                1                                                    1
Foreign currency
 translation adjustments
 .......................                                                            (915)         (915)
Net income..............                                                6,084                    6,084
                          ------   ---     ------        -----       --------      -----      --------
Balances, March 31,
 1998...................  72,212   $72     $1,001        $(936)      $(11,359)     $(734)     $(11,956)
                          ======   ===     ======        =====       ========      =====      ========


   The accompanying notes are an integral part of these financial statements.

                                IXYS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                       YEAR ENDED MARCH 31,
                                                      -------------------------
                                                       1996     1997     1998
                                                      -------  -------  -------
Cash flows from operating activities:
 Net income.........................................  $11,593  $ 4,407  $ 6,084
 Adjustments to reconcile net income to net cash
  provided by operating activities
  Depreciation and amortization.....................    2,198      969    1,525
  Other.............................................     (216)    (262)   1,018
  Provision for excess and obsolete inventories.....      826      730      708
  Loss (gain) on foreign currency translation.......     (457)     246     (317)
  Deferred income taxes.............................   (4,718)   3,366    4,369
  Changes in operating assets and liabilities:
   Accounts receivable..............................     (571)    (401)  (3,447)
   Inventories......................................   (4,855)  (2,735)  (6,907)
   Prepaid expenses and other current assets........      250                (5)
   Other assets.....................................      (86)    (264)    (754)
   Accounts payable.................................     (312)    (812)   2,446
   Accrued expenses and other liabilities...........    1,258   (4,255)  (1,741)
   Pension liabilities..............................    1,277      379      353
                                                      -------  -------  -------
    Net cash provided by operating activities.......    6,187    1,368    3,332
                                                      -------  -------  -------
Cash flows used in investing activities:
 Purchases of plant and equipment...................   (3,061)  (1,400)  (9,311)
                                                      -------  -------  -------
Cash flows used in financing activities:
 Proceeds from capital lease obligations............               996      350
 Restricted cash (increase) decrease................     (581)    (187)     641
 Principal payments on capital lease obligations....     (833)    (268)    (209)
 Repayment of notes payable to bank.................     (419)    (645)  (2,500)
 Proceeds from bank loan............................             2,500   11,148
 Other, net.........................................       22        5        5
                                                      -------  -------  -------
  Net cash provided by (used in) financing activi-
   ties.............................................   (1,811)   2,401    9,435
                                                      -------  -------  -------
Effect of foreign exchange rate fluctuations on cash
 and cash equivalents...............................    1,499     (697)    (452)
                                                      -------  -------  -------
Net increase in cash and cash equivalents...........    2,814    1,672    3,004
Cash and cash equivalents at beginning of year......    2,154    4,968    6,640
                                                      -------  -------  -------
Cash and cash equivalents at end of year............  $ 4,968  $ 6,640  $ 9,644
                                                      =======  =======  =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
 Cash paid during the period for interest...........  $     1  $    36  $   501
 Cash paid during the period for income taxes.......           $ 1,615  $   326
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
 FINANCING ACTIVITIES:
 Conversion of notes payable to stockholder and
  accrued interest to Series B preferred stock......  $10,450
 Purchase of fixed assets under capital leases......  $   617
 Purchase of common stock through issuance of notes
  receivable........................................  $   878  $     6



   The accompanying notes are an integral part of these financial statements.

                               IXYS CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. FORMATION AND BUSINESS OF IXYS:

  IXYS Corporation designs, develops and markets power semiconductors used primarily in controlling energy in motor drives, power conversion (including uninterruptible power supplies (UPS) and switch mode power supplies (SMPS)) and medical electronics. IXYS' power semiconductors convert electricity at relatively high voltage and current levels to create efficient power as required by a specific application. IXYS' target market includes segments of the power semiconductor market that require medium to high power semiconductors, with a particular emphasis on higher power semiconductors. IXYS sells power semiconductors, including power MOSFETs, insulated gate bipolar transistors (IGBTs), thyristors (silicon controlled rectifiers or"SCRs") and rectifiers, including fast recovery epitaxial diodes (FREDs).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Principles of Consolidation:

  The consolidated financial statements include the accounts of IXYS and its wholly-owned subsidiary, IXYS Semiconductor GmbH (IXYS GmbH). All material intercompany accounts and transactions have been eliminated.

 Use of Estimates:

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from IXYS' estimates.

 Foreign Currency Translation:

  The local currency is considered to be the functional currency of the operations of IXYS GmbH. Accordingly, assets and liabilities are translated at the exchange rate in effect at year-end and revenues and expenses are translated at average rates during the year. Adjustments resulting from the translation of the accounts of IXYS GmbH into U.S. dollars are included in cumulative translation adjustment, a separate component of stockholders' deficit. Foreign currency transaction gains and losses are included as a component of other income and expense.

 Cash Equivalents:

  IXYS considers all highly liquid investments with original or remaining maturities of three months or less at the time of purchase to be cash equivalents.

 Inventories:

  Inventories, consisting primarily of bipolar devices, transistors, diodes and integrated circuits, are stated at the lower of cost or market. Cost is determined on a standard cost basis which approximates actual costs determined on a first-in, first-out (FIFO) method.

 Plant and Equipment:

  Plant and equipment, including equipment under capital leases, is stated at cost less accumulated depreciation and amortization. Depreciation or amortization is computed using the straight-line method over estimated useful lives of three to five years for equipment and twenty years for buildings. Upon disposal, the

                               IXYS CORPORATION
assets and related accumulated depreciation are removed from IXYS' accounts and the resulting gains or losses are reflected in the statements of income. The Company's policy is to regularly review the carrying value of specialized assets to evaluate the remaining life and recoverability of such equipment in light of current market conditions.

 Product Warranty:

  Expected future product warranty expense is recorded when the product is sold.

 Revenue Recognition:

  Revenue from product sales is recognized upon shipment and is reflected net of an allowance for estimated returns and discounts.

 Advertising:

  IXYS expenses advertising as the costs are incurred. Advertising expense for the years ended March 31, 1996, 1997 and 1998 was $288,000, $268,000 and
$408,000, respectively.

 Research and Development:

  Research and development costs are charged to operations as incurred.

 Income Taxes:

  IXYS accounts for income taxes under the liability method whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

 Net Income Per Share:

  IXYS has adopted Statement of Financial Accounting Standards No. 128 (SFAS
128), "Earnings per Share," which is effective for all periods ending after December 15, 1997. SFAS 128 requires dual presentation of basic and diluted earnings per share (EPS) for complex capital structures on the face of the Statement of Income. Basic EPS is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from the exercise or conversion of other securities into common stock.

 Recent Accounting Pronouncements:

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income." This statement establishes requirements for disclosure of comprehensive income and becomes effective for IXYS for fiscal year 1999, with reclassification of earlier financial statements for comparative purposes. Comprehensive income generally represents all changes in stockholders' equity except those resulting from investments or contributions by stockholders. IXYS is evaluating alternative formats for presenting this information, but does not expect this pronouncement to materially impact IXYS' results of operations.

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information". This statement establishes standards for disclosure about operating segments in annual financial statements and

                               IXYS CORPORATION
selected information in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement supersedes Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise." The new standard becomes effective for the Company's fiscal year 1999, and requires that comparative information from earlier years be restated to conform to the requirements of this standard. IXYS is evaluating the requirements of SFAS 131 and the effects, if any, on IXYS' current reporting and disclosures.

 Business Risks:

  IXYS manufactures approximately 70% of its wafers, an integral component of its products, in its wholly owned facility in Germany. IXYS purchases the remaining 30% of its wafers from two other suppliers. There can be no assurance that material disruptions in supply will not occur in the future. In such event, IXYS may have to identify and secure additional foundry capacity and may be unable to identify or secure additional foundry capacity from another manufacturer, particularly at the levels that IXYS currently anticipates such foundries to provide. Even if such capacity is available from another manufacturer, the qualification process could take six months or longer. If IXYS were unable to qualify alternative manufacturing sources for existing or new products in a timely manner or if such sources were unable to produce semiconductor devices with acceptable manufacturing yields and at acceptable prices, IXYS' business, financial condition and results of operations would be materially and adversely affected.

   Included in IXYS' consolidated balance sheet at March 31, 1998 are the net assets, at book value, of IXYS' manufacturing operation in Germany, which total approximately $5.7 million.

 Concentration of Credit Risk:

  IXYS invests its excess cash primarily in short-term time deposit accounts with a major German bank and money market accounts with a U.S. bank. These securities typically mature within ninety days and bear minimal credit risk. IXYS has not experienced any losses on such investments.

  IXYS sells its products primarily to distributors and original equipment manufacturers in the United States and in Europe. IXYS performs ongoing credit evaluations of its customers and generally does not require collateral. An allowance for potential credit losses is maintained by IXYS and such losses have not been material.

 Fair Value of Financial Instruments:

  Carrying amounts of certain of IXYS' financial instruments including cash and cash equivalents, accounts receivable, other assets, accounts payable and other accrued liabilities approximate fair value due to their short maturities. Based on borrowing rates currently available to IXYS for loans with similar terms, the carrying value of notes payable to bank and notes receivable from shareholders approximate fair value.

                                IXYS CORPORATION

3. INVENTORIES:

  Inventories consist of the following (in thousands):

                                                                 MARCH 31,
                                                              ----------------
                                                               1997     1998
                                                              -------  -------
   Raw materials............................................. $ 3,051  $ 3,789
   Work in progress..........................................   6,714   12,059
   Finished goods............................................   5,925    5,765
                                                              -------  -------
                                                               15,690   21,613
   Less inventory reserve....................................  (4,101)  (4,510)
                                                              -------  -------
                                                              $11,589  $17,103
                                                              =======  =======

4. PLANT AND EQUIPMENT:

  Plant and equipment consists of the following (in thousands):

                                                                MARCH 31,
                                                             ----------------
                                                              1997     1998
                                                             -------  -------
   Buildings................................................          $ 5,126
   Equipment--owned......................................... $11,164   13,825
   Equipment--capital leases................................   4,673    4,635
   Leasehold improvements...................................      38       38
                                                             -------  -------
                                                              15,875   23,624
   Accumulated depreciation and amortization--owned plant
    and equipment...........................................  (8,804)  (9,449)
   Accumulated amortization--capital leases.................  (3,688)  (3,573)
                                                             -------  -------
                                                             $ 3,383  $10,602
                                                             =======  =======

5. ACCRUED EXPENSES AND OTHER LIABILITIES:

  Accrued expenses and other liabilities consist of the following (in thousands):

                                                                    MARCH 31,
                                                                  -------------
                                                                   1997   1998
                                                                  ------ ------
   Accrued patent and licenses................................... $2,770 $  800
   Personnel accruals............................................  1,092  1,837
   Warranty and loss accrual.....................................  1,628    715
   Income taxes..................................................    156  1,602
   Other.........................................................  2,290  2,165
                                                                  ------ ------
                                                                  $7,936 $7,119
                                                                  ====== ======

                               IXYS CORPORATION

6. BORROWING AND CAPITAL LEASE ARRANGEMENTS:

  Borrowings and capital lease arrangements consist of the following (in thousands):

                                                                  MARCH 31,
                                                               ----------------
                                                                1997     1998
                                                               -------  -------
   Notes payable to banks..................................... $ 2,500  $10,792
   Capitalized lease obligations..............................   1,218    1,242
                                                               -------  -------
                                                                 3,718   12,034
     Less current portion.....................................  (2,844)  (2,496)
                                                               -------  -------
                                                               $   874  $ 9,538
                                                               =======  =======

  Note payable to bank at March 31, 1997 consists of a $2,500,000 loan from a U.S. bank which was due in January 1998. IXYS repaid the loan at its scheduled maturity date.

  In December 1997, IXYS entered into a loan and security agreement with a U.S. bank to borrow up to an aggregate amount not to exceed $5 million. The loan bears interest at the bank's prime rate (8.50% at March 31, 1998), payable monthly, and matures in August 1999. The loan is collateralized by certain assets and contains certain general and financial covenants, including a requirement that IXYS remain solvent and able to pay its debts as they become due. At March 31, 1998, IXYS has drawn $2,100,000 against the loan. IXYS was in violation of a financial ratio covenant during the period from January 1, 1998 through March 31, 1998 and, subsequent to year end, received a waiver of the default from the bank through August 31, 1998. However, as it is probable that the condition leading to the default will not be corrected prior to August 31, 1998, IXYS has reclassified the entire amount outstanding at March 31, 1998 as current.

  In February 1997, the Company entered into a loan agreement with a German bank to finance the acquisition of the Lampertheim facility (the "Facility") from Asea Brown Boveri Aktiengesellschaft (ABB), a stockholder. The loan was for the total amount of DM 13,250,000 ($7,175,000 at March 31, 1998), payable in monthly installments of DM 125,226 ($67,800 at March 31, 1998) and is due no later than October 31, 2009. The loan, which is collateralized by the Facility, bears interest at the annual rate of 5.40% through August 2001, at which time the interest rate will be adjusted to market rates in accordance with the terms of the loan agreement. The acquisition of the Facility closed in January 1998, at which time the proceeds were drawn against the loan. At March 31, 1998, the amount outstanding under the loan agreement was DM 13,050,000 ($7,068,000).

  IXYS leases certain equipment under capital lease arrangements expiring through fiscal 2001 at interest rates of 4.9% to 6.3%.

  Future minimum payments under capital lease obligations and notes payable are (in thousands):

                                                                CAPITAL  NOTES
                                                                LEASES  PAYABLE
                                                                ------- -------
   Fiscal year ending March 31,
   1999........................................................ $  428  $ 4,168
   2000........................................................    343      467
   2001........................................................    274      493
   2002........................................................    197      520
   2003........................................................             549
   Thereafter..................................................           4,595
                                                                ------  -------
                                                                $1,242  $10,792
                                                                ======  =======

                               IXYS CORPORATION

7. COMMITMENTS AND CONTINGENCIES:

 Commitments:

  IXYS rents certain of its facilities under operating leases which expire in January 1999 and March 2001. IXYS is responsible for insurance and property taxes. Future minimum lease payments are as follows (in thousands):

     Fiscal year ending March 31,
     1999............................................................... $  679
     2000...............................................................    534
     2001...............................................................    460
     2002...............................................................     32
                                                                         ------
                                                                         $1,705
                                                                         ======

  Rent expense, including rent expense to ABB for IXYS' main manufacturing facility, for fiscal years ended March 31, 1996, 1997 and 1998 amounted to $594,000, $410,000 and $571,000, respectively.

  At March 31, 1997, IXYS had outstanding Discounted Acceptances totaling $617,018 with a financial institution. The Discounted Acceptances were issued in support of obligations to a vendor for inventory receipts prior to March 31, 1997. IXYS also had outstanding letters of credit totaling $139,000 with a financial institution which were issued in support of inventory to be received subsequent to March 31, 1997. At March 31, 1998, IXYS had no outstanding Discounted Acceptances or letters of credit. As of March 31, 1997 and 1998, IXYS had cash deposits with a financial institution of $1,591,000 and $950,000, respectively, which were restricted as to use and represent compensating balances for current or future Discounted Acceptances and letters of credit.

 Contingencies:

  In February 1997, in U.S. District Court, a judgment was entered against IXYS for $3.65 million related to the sale of products that infringed certain patents. IXYS paid $3.13 million of the $3.65 million judgment in 1997 and filed an appeal in U.S. Federal Court. Through the appeal process, IXYS accrued the unpaid portion of the judgment and was accruing royalty expense in accordance with the Court's judgment. At March 31, 1997, IXYS was holding approximately $575,000 in an escrow account for payment of the balance of the judgment.

  In December 1997, IXYS entered into a settlement agreement with the plaintiff, whereby there would be no liability to IXYS. The agreement is subject to ratification by the U.S. District Court, and during 1998, the plaintiff returned the $3.13 million payment plus interest which is included in other income on the consolidated statements of income.

8. MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK:

 Mandatorily Redeemable Convertible Preferred Stock:

  At March 31, 1998, mandatorily redeemable convertible preferred stock consists of the following:

                 ADDITIONAL                                      COMMON
                   PAID-IN                          ISSUED       STOCK
          PAR      AMOUNT    ISSUANCE   SHARES        AND     RESERVED FOR LIQUIDATION
SERIES   VALUE      (NET)     COSTS   AUTHORIZED  OUTSTANDING  CONVERSION  PREFERENCE
------  -------- ----------- -------- ----------- ----------- ------------ -----------
 A      $ 37,027 $26,817,743 $252,615  41,200,000  37,027,038  37,027,038  $27,348,726
 B        74,383  10,374,705           74,800,000  74,382,633  74,382,633   10,240,331
        -------- ----------- -------- ----------- ----------- -----------  -----------
        $111,410 $37,192,448 $252,615 116,000,000 111,409,671 111,409,671  $37,589,057
        ======== =========== ======== =========== =========== ===========  ===========

                               IXYS CORPORATION

  Each share of Series A and B preferred stock is convertible into common stock on a one-for-one basis, respectively, subject to adjustment for certain changes in common stock.

  Conversion of the Series A and B preferred stock is at the preferred stockholder's option, except that conversion is automatic on the closing of a public offering of IXYS' common stock which meets certain net proceeds and per-share amounts. IXYS shall reserve and keep available out of its authorized but unissued common stock such number of shares of common stock as shall from time to time be sufficient to effect conversion of Series A and B preferred stock.

  The holders of Series A and B preferred stock may receive noncumulative dividends when and as declared by the Board of Directors at the rate of $.0177 and $.0096, respectively, per annum in preference to holders of common stock. As of March 31, 1998, no dividends have been declared or are payable. The holders of preferred stock have certain registration rights.

  Holders of Series A and B preferred stock are entitled to the number of votes equal to the number of shares of common stock into which the preferred shares are convertible and have the right of first refusal to purchase, pro rata, all or any part of new securities (as defined) which may be offered for sale by IXYS.

  On December 31, 1998 and on each December 31st thereafter, IXYS has the obligation to redeem one-fourth of the Series A and B preferred stock at a total price of $.739 and $.138 per share, respectively, plus any unpaid dividends, if declared. $9,300,000 has been reclassified as the current portion of the mandatorily redeemable preferred stock.

  In the event of liquidation of IXYS, holders of Series A and B preferred stock shall be entitled to receive up to $.739 and $.138, respectively, per share plus any declared and unpaid dividends in preference to common stockholders. Thereafter, any remaining proceeds shall be distributed to the holders of common stock.

  In addition to the rights discussed above, the IXYS Certificate of Incorporation grants certain rights to the holders of IXYS Preferred Stock. Such shares are convertible under certain circumstances into shares of IXYS Common Stock. So long as at least 300,000 shares of IXYS Series A Preferred Stock remain outstanding, the holders of IXYS Series A Preferred Stock shall have the right to elect a director of IXYS, and so long as at least 200,000 shares of IXYS Series B Preferred Stock remain outstanding, the holders of IXYS Series B Preferred Stock shall have the right to elect a director of IXYS. In addition, IXYS may not (i) amend or alter the IXYS Certificate or IXYS Bylaws so as to materially and adversely affect the rights of the holders of IXYS Preferred Stock; (ii) authorize or issue any class of securities, or reclassify any class of securities, so as to create a class of securities having superior rights to the IXYS Preferred Stock; (iii) increase or decrease the authorized number of shares of IXYS Common Stock or IXYS Preferred Stock;
(iv) redeem, repurchase or pay dividends with respect to junior stock; (v) enter into an asset transfer or acquisition agreement; (vi) dissolve or liquidate; or (vii) issue more than 81,021,413 shares of IXYS Common Stock to directors, officers or employees, without obtaining the approval of the holders of a majority of the IXYS Preferred Stock, voting as a separate class.

 Warrants:

  IXYS has outstanding warrants as follows:

                                                      NUMBER
                                                     OF SHARES
                                                     UNDER THE
     EXPIRATION DATE                                  WARRANTS  EXERCISE PRICE
     ---------------                                 ---------- ---------------
     None................ Convertible into Series A     134,840 $0.85 per share
                          preferred stock
     April 2001.......... Convertible into common    19,841,503 $0.05 per share
                          stock

                               IXYS CORPORATION

9. STOCKHOLDERS' DEFICIT:

 Stock Purchase and Incentive Stock Option Plans:

  IXYS has a 1989 Stock Option Plan (the Plan) under which incentive stock options may be granted to key employees at prices not less than fair market value at the time of grant, while supplemental stock options may be granted to key employees, directors and consultants at prices not less than 85% of fair market value at the time of grant. The options once granted expire ten years from the date of grant. The Board of Directors has the full power to determine the provisions of each option issued under both plans.

  Stock option activity under the Plan is summarized below (in thousands, except share data):

                            SHARES         OPTIONS OUTSTANDING         WEIGHTED-
                          AVAILABLE   -------------------------------   AVERAGE
                             FOR        NUMBER      EXERCISE           EXERCISE
                            GRANT     OF SHARES      PRICE     TOTAL     PRICE
                          ----------  ----------  ------------ ------  ---------
Balances, March 31,
 1995...................   4,034,463   4,266,050  $0.001-$0.15 $  129    $0.03
Options granted.........    (484,300)    484,300  $       0.25    121    $0.25
Options exercised.......              (2,730,000) $0.001-$0.15     (9)   $0.01
Options canceled........      17,500     (17,500) $0.001-$0.15     (1)   $0.05
                          ----------  ----------               ------
Balances, March 31,
 1996...................   3,567,663   2,002,850  $0.001-$0.25    240    $0.12
Options granted.........  (3,570,000)  3,570,000  $ 0.40-$0.44  1,488    $0.42
Options exercised.......                 (40,000) $       0.10     (4)   $0.10
Options canceled........       5,000      (5,000) $0.001-$0.15           $0.06
                          ----------  ----------               ------
Balances, March 31, 1997
 .......................       2,663   5,527,850  $0.001-$0.44  1,724    $0.31
Options exercised.......                 (35,000) $ 0.05-$0.15     (3)   $0.13
Options canceled........     740,000    (740,000) $       0.40   (296)   $0.40
                          ----------  ----------               ------
Balances, March 31,
 1998...................     742,663   4,752,850  $0.001-$0.44 $1,425    $0.30
                          ==========  ==========               ======

  In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," which was effective for IXYS' fiscal year 1997. SFAS 123 allows companies to either account for stock-based compensation under the new provisions of SFAS 123 or under the provisions of Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," but requires pro forma disclosure in the footnotes to the financial statements as if the measurement provisions of SFAS 123 had been adopted.

                               IXYS CORPORATION

  IXYS has continued to account for its stock based compensation under the Plan in accordance with APB 25. Accordingly, no compensation expense has been recognized for stock options granted under the Plan. Had compensation cost for the Plan been determined based on the fair value at the grant date for awards in fiscal years 1996, 1997 and 1998 consistent with the provisions of SFAS No. 123, IXYS' net income and net income per share for fiscal years 1996, 1997 and 1998 would have decreased to the pro forma amounts indicated below (in thousands, except per share amounts):

                                                          YEAR ENDED MARCH 31,
                                                          ---------------------
                                                           1996    1997   1998
                                                          ------- ------ ------
Net income--as reported.................................. $11,593 $4,407 $6,084
                                                          ======= ====== ======
Net income--pro forma.................................... $11,593 $4,388 $5,996
                                                          ======= ====== ======
Net income per share--basic--as reported................. $  0.45 $ 0.08 $ 0.09
                                                          ======= ====== ======
Net income per share--basic--pro forma................... $  0.45 $ 0.08 $ 0.09
                                                          ======= ====== ======
Net income per share--diluted--as reported............... $  0.09 $ 0.02 $ 0.03
                                                          ======= ====== ======
Net income per share--diluted--pro forma................. $  0.09 $ 0.02 $ 0.03
                                                          ======= ====== ======

  In future years, annual compensation expense will vary relative to the vesting of options granted in those future years.

  In accordance with the provisions of SFAS 123, the fair value of each option is estimated using the minimum value method allowable for non-public companies and using the following assumptions used for grants during the years ended March 31, 1996 and 1997; dividend yield of 0%, volatility of 0%, risk-free interest rates of between 5.23% to 6.67% at the date of grant and an expected term of four years. The weighted-average fair value of options granted during 1996 and 1997 was $0.078 and $0.094 per share, respectively. There were no stock options granted in fiscal year 1998.


  The following table summarizes information about stock options outstanding at March 31, 1998:

                          OPTIONS OUTSTANDING         OPTIONS EXERCISABLE
                   --------------------------------- ---------------------
                                WEIGHTED-
                                 AVERAGE   WEIGHTED-             WEIGHTED-
       RANGE OF                 REMAINING   AVERAGE               AVERAGE
       EXERCISE      NUMBER    CONTRACTUAL EXERCISE    NUMBER    EXERCISE
        PRICE      OUTSTANDING    LIFE       PRICE   EXERCISABLE   PRICE
       --------    ----------- ----------- --------- ----------- ---------
           $0.001     397,500  5.37 years   $0.001      397,500   $0.001
            $0.05     324,400  0.82 years   $0.05       324,400   $0.05
            $0.10     242,000  1.82 years   $0.10       242,000   $0.10
            $0.15     474,650  2.96 years   $0.15       474,650   $0.15
            $0.25     484,300  7.97 years   $0.25       196,720   $0.25
      $0.40-$0.44   2,830,000  8.13 years   $0.42       990,500   $0.42
                    ---------                         ---------
     $0.001-$0.44   4,752,850  6.76 years   $0.30     2,625,770   $0.12
                    =========                         =========

 Common Stock:

  IXYS has sold 67,565,000 shares of common stock to certain members of IXYS' management under a restricted stock purchase agreement subject to IXYS' right of repurchase, which lapses ratably over five years. The shares were purchased through recourse promissory notes at a purchase price of $0.013 per share. Interest is due on the notes at a rate of 5% per annum, with the balance outstanding due in full November 2000. At

                               IXYS CORPORATION

March 31, 1997 and 1998, 13,820,114 shares and 3,234,280 shares of common stock are subject to IXYS' right of repurchase, respectively.

10. EMPLOYEE SAVINGS AND RETIREMENT PLAN:

  IXYS has a 401K plan, known as the "IXYS Corporation and Subsidiary Employee Savings and Retirement Plan." Eligibility to participate in the plan is subject to certain minimum service requirements. Employees may voluntarily contribute up to 20% of yearly compensation and IXYS may make matching contributions as determined by the Board of Directors in a resolution on or before the end of the fiscal year. Employees are 100% vested immediately. For the years ended March 31, 1996, 1997 and 1998, IXYS contributed $45,000, $76,000 and $96,000, respectively.

11. PENSION PLANS:

  Employees of IXYS GmbH participate in a number of employee retirement plans, including a defined benefit pension plan, the benefits for which will be paid out of the general assets of IXYS GmbH, as well as other government sponsored retirement plans to which IXYS GmbH and eligible employees are required to contribute.

  In addition to providing income at retirement, many of these plans also provide survivor, termination and disability benefits. The defined benefits pension plan covers substantially all employees and benefits are based on years of service and the employees' compensation.

  Pension expense for the defined benefit pension plan was as follows (in thousands):

                                                                   MARCH 31,
                                                                 --------------
                                                                 1996 1997 1998
                                                                 ---- ---- ----
     Service cost of the current period......................... $110 $111 $ 94
     Interest cost on the projected benefit obligation..........  400  408  337
                                                                 ---- ---- ----
     Pension expense............................................ $510 $519 $431
                                                                 ==== ==== ====

  In Germany there are no legal requirements to fund the pension obligation by transferring cash to an outside funding agency. Consequently, the defined benefit pension plan is unfunded.

  The following table sets forth the actuarial present value of benefit obligations and funded status for the defined benefit pension plan (in thousands):

                                                                    MARCH 31,
                                                                  -------------
                                                                   1997   1998
                                                                  ------ ------
     Actuarial present value of benefit obligation:
     Vested benefit obligation................................... $5,098 $5,007
     Nonvested benefit obligation................................     75     71
                                                                  ------ ------
                                                                   5,173  5,078
     Additional benefits related to future compensation levels...     40     35
                                                                  ------ ------
     Projected benefit obligation................................ $5,213 $5,113
                                                                  ====== ======

  The actuarial computations calculated at March 31, 1997 and 1998 assume a discount rate used to measure the projected benefit obligation of 3%, and the rate of increase in future compensation levels of 3%.

                                IXYS CORPORATION

12. INCOME TAXES:

  Income before income tax benefit (provision) consists of the following (in thousands):

                                                           YEAR ENDED MARCH 31,
                                                           ---------------------
                                                            1996   1997   1998
                                                           ------ ------ -------
     Domestic............................................. $2,744 $3,866 $ 8,250
     International........................................  4,522  4,487   2,063
                                                           ------ ------ -------
                                                           $7,266 $8,353 $10,313
                                                           ====== ====== =======

  IXYS' benefit from (provision for) income taxes consists of the following (in thousands):

                                                      YEAR ENDED MARCH 31,
                                                     -------------------------
                                                      1996     1997     1998
                                                     -------  -------  -------
     Current:
       Federal...................................... $   (60) $   (63) $  (175)
       State........................................     (42)    (188)    (398)
       Foreign......................................             (329)    (904)
                                                     -------  -------  -------
                                                        (102)    (580)  (1,477)
                                                     -------  -------  -------
     Deferred:
       Federal......................................    (960)  (1,289)  (2,590)
       State........................................    (313)     109     (147)
       Foreign......................................  (3,478)  (2,186)     (15)
                                                     -------  -------  -------
                                                      (4,751)  (3,366)  (2,752)
                                                     -------  -------  -------
     Reduction in valuation allowance...............   9,180
                                                     -------  -------  -------
       Total income tax benefit (provision)......... $ 4,327  $(3,946) $(4,229)
                                                     =======  =======  =======

  IXYS' effective tax rate differs from the statutory federal income tax rate as shown in the following table:

                                                                  YEAR ENDED
                                                                  MARCH 31,
                                                                -----------------
                                                                1996   1997  1998
                                                                ----   ----  ----
     Statutory federal income tax rate.........................   34 %  34%   34%
     State taxes, net of federal tax benefit...................    2     3     4
     Foreign taxes at higher rates.............................   21     9     2
     Utilization of net operating loss carryforward............  (17)
     Change in valuation allowance............................. (109)
     Other items...............................................    9     1     1
                                                                ----   ---   ---
       Effective tax rate (benefit)............................  (60)%  47%   41%
                                                                ====   ===   ===

  The components of net deferred income tax assets are as follows (in thousands):

                                                                     MARCH 31,
                                                                   -------------
                                                                    1997   1998
                                                                   ------ ------
     Deferred tax assets:
       Other liabilities and accruals............................. $1,323 $1,562
       Depreciable assets.........................................     28     72
       Net operating loss carryforwards...........................  5,478  2,519
       Research and development tax credit carryforward...........    813    504
       Alternative minimum tax carryforward.......................           232
                                                                   ------ ------
     Net deferred tax asset....................................... $7,642 $4,889
                                                                   ====== ======

                               IXYS CORPORATION

  Federal net operating loss carryforwards of approximately $7,400,000 expire in the years 1999 through 2010. Federal research and development credits of approximately $500,000 expire in the years 1999 through 2009.

  Based on its recent history of profitability, IXYS considers it more likely than not that it will realize the benefit from its net deferred tax assets. The amount of the deferred tax asset considered realizable could be reduced if estimates of future taxable income declines significantly. The future utilization of IXYS' net operating loss carryforwards may be subject to limitation as a result of any future changes in ownership.

13. FOREIGN OPERATIONS:

  IXYS' foreign operations consist of those of its subsidiary IXYS GmbH in Germany. The following table summarizes the sales, income and total assets of IXYS' U.S. and German operations (in thousands):

                                                          YEAR ENDED MARCH 31,
                                                         -----------------------
                                                          1996    1997    1998
                                                         ------- ------- -------
Sales:
  IXYS GmbH............................................. $37,661 $34,262 $42,204
  IXYS U.S. ............................................  19,775  21,060  14,652
                                                         ------- ------- -------
                                                         $57,436 $55,322 $56,856
                                                         ======= ======= =======
Net Income:
  IXYS GmbH............................................. $ 5,121 $ 2,157 $ 2,010
  IXYS U.S. ............................................   6,472   2,250   4,074
                                                         ------- ------- -------
                                                         $11,593 $ 4,407 $ 6,084
                                                         ======= ======= =======
Total Assets:
  IXYS GmbH............................................. $17,921 $21,724 $27,008
  IXYS U.S. ............................................  21,705  17,686  27,332
                                                         ------- ------- -------
                                                         $39,626 $39,410 $54,340
                                                         ======= ======= =======

  There were no significant export sales from the U.S. during the years ended March 31, 1996, 1997 or 1998.

                               IXYS CORPORATION

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)


14. COMPUTATION OF NET INCOME PER SHARE:

  Basic and diluted earnings per share are calculated as follows (in thousands, except per share amounts):

                                                        YEAR ENDED MARCH 31,
                                                       -----------------------
                                                        1996    1997    1998
                                                       ------- ------- -------
BASIC:
Weighted-average shares...............................  25,709  53,478  65,501
                                                       ------- ------- -------
Net income............................................ $11,593 $ 4,407 $ 6,084
                                                       ======= ======= =======
Net income per share.................................. $  0.45 $  0.08 $  0.09
                                                       ======= ======= =======
DILUTED:
Weighted-average shares...............................  25,709  53,478  65,501
Restricted stock subject to repurchase................  14,670  19,041   3,234
Common equivalent shares from stock options and
 warrants.............................................  26,364  24,351  21,721
Common equivalent shares from preferred stock.........  57,350 111,410 111,410
                                                       ------- ------- -------
Shares used in per share calculation.................. 124,093 208,280 201,866
                                                       ======= ======= =======
Net income............................................ $11,593 $ 4,407 $ 6,084
                                                       ======= ======= =======
Net income per share.................................. $  0.09 $  0.02 $  0.03
                                                       ======= ======= =======

15. ACQUISITION AND MERGER:

  In March 1998, IXYS signed a definitive agreement to acquire and merge with Paradigm Technologies, Inc. (Paradigm), a company that designs and markets fast SRAM products. The acquisition will be structured as a reverse merger where Paradigm will issue shares to all IXYS stockholders in exchange for IXYS shares. At the conclusion of the merger, IXYS stockholders will hold approximately 98% of the Combined Company. For financial accounting purposes, IXYS will be the surviving company and the historic financial information will be that of IXYS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                         ANNEX A

                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

                                     AMONG:

                           PARADIGM TECHNOLOGY, INC.,
                            A DELAWARE CORPORATION;

                           PARADIGM ENTERPRISES, INC.
                          A DELAWARE CORPORATION; AND

                                IXYS CORPORATION
                             A DELAWARE CORPORATION

                           -------------------------

 DATED AS OF MARCH 6, 1998, AS AMENDED ON APRIL 10, 1998, MAY 29, 1998 AND JULY
                                  1, 1998
                           -------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
 SECTION 1.   DESCRIPTION OF TRANSACTION................................   A-1
         1.1  Merger of Merger Sub into the Company.....................   A-1
         1.2  Effect of the Merger......................................   A-1
         1.3  Closing; Effective Time...................................   A-1
         1.4  Certificate of Incorporation and Bylaws; Directors and
               Officers.................................................   A-1
         1.5  Conversion of Shares......................................   A-2
         1.6  Closing of the Company's Transfer Books...................   A-4
         1.7  Exchange of Certificates..................................   A-4
         1.8  Appraisal Rights..........................................   A-5
         1.9  Tax Consequences..........................................   A-5
         1.10 Accounting Consequences...................................   A-5
         1.11 Further Action............................................   A-5
 SECTION 2.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY.............   A-6
         2.1  Due Organization; Subsidiaries; Etc. .....................   A-6
         2.2  Certificate of Incorporation and Bylaws...................   A-6
         2.3  Capitalization, Etc. .....................................   A-6
         2.4  Financial Statements......................................   A-7
         2.5  Absence of Changes........................................   A-7
         2.6  Title to Assets...........................................   A-8
         2.7  Receivables; Inventory....................................   A-9
         2.8  Buildings, Equipment; Leasehold...........................   A-9
         2.9  Proprietary Assets........................................   A-9
         2.10 Contracts.................................................  A-10
         2.11 Liabilities...............................................  A-12
         2.12 Compliance with Legal Requirements........................  A-12
         2.13 Certain Business Practices................................  A-12
         2.14 Governmental Authorizations...............................  A-12
         2.15 Tax Matters...............................................  A-12
         2.16 Employee and Labor Matters; Benefit Plans.................  A-13
         2.17 Environmental Matters.....................................  A-15
         2.18 Insurance.................................................  A-16
         2.19 Transactions With Affiliates..............................  A-16
         2.20 Legal Proceedings; Orders.................................  A-16
         2.21 Authority; Inapplicability of Anti-takeover Statutes;
               Binding Nature of Agreement..............................  A-17
         2.22 Section 203 of the DGCL Not Applicable....................  A-17
         2.23 No Existing Discussions...................................  A-17
         2.24 Vote Required.............................................  A-17
         2.25 Non Contravention; Consents...............................  A-17
         2.26 Financial Advisor.........................................  A-18
 SECTION 3.   REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB...  A-18
         3.1  Due Organization; Subsidiaries; Etc. .....................  A-18
         3.2  Certificate of Incorporation and Bylaws...................  A-19
         3.3  Capitalization, Etc. .....................................  A-19
         3.4  SEC Filings; Financial Statements.........................  A-20
         3.5  Absence of Changes........................................  A-20
         3.6  Title to Assets...........................................  A-22
         3.7  Receivables; Inventory....................................  A-22
         3.8  Buildings, Equipment; Leasehold...........................  A-22

                                                                           PAGE
                                                                           ----
         3.9  Proprietary Assets........................................   A-23
         3.10 Contracts.................................................   A-24
         3.11 Liabilities...............................................   A-25
         3.12 Compliance with Legal Requirements........................   A-25
         3.13 Certain Business Practices................................   A-25
         3.14 Governmental Authorizations...............................   A-25
         3.15 Tax Matters...............................................   A-26
         3.16 Employee and Labor Matters; Benefit Plans.................   A-26
         3.17 Environmental Matters.....................................   A-28
         3.18 Insurance.................................................   A-29
         3.19 Transactions with Affiliates..............................   A-29
         3.20 Legal Proceedings; Orders.................................   A-29
         3.21 Authority; Binding Nature of Agreement....................   A-29
         3.22 Section 203 of the DGCL Not Applicable....................   A-30
         3.23 No Existing Discussions...................................   A-30
         3.24 Vote Required.............................................   A-30
         3.25 Non Contravention; Consents...............................   A-30
         3.26 Fairness Opinion..........................................   A-31
         3.27 Financial Advisor.........................................   A-31
 SECTION 4.   CERTAIN COVENANTS OF THE COMPANY..........................   A-31
         4.1  Access and Investigation..................................   A-31
         4.2  Operation of the Company's Business.......................   A-31
         4.3  No Solicitation...........................................   A-32
         4.4  Disclosure................................................   A-32
 SECTION 5.   CERTAIN COVENANTS OF PARENT...............................   A-33
         5.1  Access and Investigation..................................   A-33
         5.2  Operation of Parent's Business............................   A-33
         5.3  No Solicitation...........................................   A-35
         5.4  Parent Capitalization; Name Change........................   A-36
         5.5  Disclosures...............................................   A-36
 SECTION 6.   ADDITIONAL COVENANTS OF THE PARTIES.......................   A-36
         6.1  Registration Statement; Joint Proxy Statement/Prospectus..   A-36
         6.2  Company Stockholders' Meeting.............................   A-37
         6.3  Parent Stockholders' Meeting..............................   A-37
         6.4  Regulatory Approvals......................................   A-38
         6.5  Indemnification of Officers and Directors.................   A-39
         6.6  Additional Agreements.....................................   A-40
         6.7  Disclosure................................................   A-40
         6.8  Affiliate Agreements......................................   A-40
         6.9  Tax Matters...............................................   A-41
         6.10 Corporate Governance......................................   A-41
         6.11 Resignations..............................................   A-41
         6.12 Registration Rights Agreement.............................   A-41
 SECTION 7.   CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND
               MERGER SUB...............................................   A-41
         7.1  Accuracy of Representations...............................   A-41
         7.2  Performance of Covenants..................................   A-41
         7.3  Effectiveness of Registration Statement...................   A-41
         7.4  Parent Stockholder Approval...............................   A-42

                                                                            PAGE
                                                                            ----
          7.5  Company Stockholder Approval...............................  A-42
          7.6  Agreements and Documents...................................  A-42
          7.7  No Material Adverse Change.................................  A-42
          7.8  HSR Act....................................................  A-42
          7.9  Additional Shares..........................................  A-42
          7.10 No Restraints..............................................  A-42
          7.11 Consents...................................................  A-42
 SECTION  8.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY.........  A-42
          8.1  Accuracy of Representations................................  A-42
          8.2  Performance of Covenants...................................  A-42
          8.3  Effectiveness of Registration Statement....................  A-42
          8.4  Parent Stockholder Approval................................  A-43
          8.5  Company Stockholder Approval...............................  A-43
          8.6  Parent Capitalization......................................  A-43
          8.7  Consents...................................................  A-43
          8.8  Agreements and Documents...................................  A-43
          8.9  No Material Adverse Change.................................  A-43
          8.10 Market for Parent Common Stock.............................  A-43
          8.11 HSR Act....................................................  A-43
          8.12 Additional Shares..........................................  A-43
          8.13 Appraisal Rights...........................................  A-44
          8.14 Blue Sky Law...............................................  A-44
          8.15 No Restraints..............................................  A-44
          8.16 No Governmental Litigation.................................  A-44
          8.17 No Other Litigation........................................  A-44
          8.18 Taxes......................................................  A-44
 SECTION  9.   TERMINATION................................................  A-44
          9.1  Termination................................................  A-44
          9.2  Effect of Termination......................................  A-45
          9.3  Expenses; Termination Fees.................................  A-45
 SECTION 10.   MISCELLANEOUS PROVISIONS...................................  A-45
         10.1  Amendment..................................................  A-45
         10.2  Waiver.....................................................  A-46
         10.3  No Survival of Representations and Warranties..............  A-46
         10.4  Entire Agreement; Counterparts; Applicable Law.............  A-46
         10.5  Disclosure Schedule........................................  A-46
         10.6  Attorneys' Fees............................................  A-46
         10.7  Assignability..............................................  A-46
         10.8  Notices....................................................  A-46
         10.9  Cooperation................................................  A-47
         10.10 Construction...............................................  A-47

                                    EXHIBITS

 Exhibit A --  Certain Definitions
 Exhibit B --  Form of Certificate of Incorporation of Surviving Corporation*
 Exhibit C --  Directors of Surviving Corporation*
 Exhibit D --  Company Form of Affiliate Agreement*
 Exhibit E --  Form of Parent Tax Representation Letter*
 Exhibit F --  Form of Company Tax Representation Letter*
 Exhibit G --  Registration and Stockholder Rights Agreement
 Exhibit H --  Directors of Parent*
 Exhibit I --  Form of Legal Opinion of Cooley Godward LLP*
 Exhibit J --  Form of Legal Opinion of Pillsbury Madison & Sutro LLP*

--------
*Not included in the Joint Proxy Statement/Prospectus

                              AGREEMENT AND PLAN
                         OF MERGER AND REORGANIZATION

  This Agreement And Plan Of Merger And Reorganization (this "Agreement") is made and entered into as of March 6, 1998 by and among: Paradigm Technology, Inc., a Delaware corporation ("Parent"); Paradigm Enterprises, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"); and Ixys Corporation, a Delaware corporation (the "Company"). Certain capitalized terms used in this Agreement but not defined herein are defined in Exhibit A.

                                   RECITALS

  A. Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company in accordance with this Agreement and the Delaware General Corporation Law (the "Merger"). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent.

  B. It is intended that the Merger qualify as a tax free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). For financial reporting purposes, it is intended that the Merger be accounted for as a "purchase."

  C. The respective boards of directors of Parent, Merger Sub and the Company have approved this Agreement and the Merger.

                                   AGREEMENT

  The parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1. DESCRIPTION OF TRANSACTION

  1.1 MERGER OF MERGER SUB INTO THE COMPANY. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the "Surviving Corporation").

  1.2 EFFECT OF THE MERGER. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the Delaware General Corporation Law (the "DGCL").

  1.3 CLOSING; EFFECTIVE TIME. The consummation of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Cooley Godward LLP, Five Palo Alto Square, 3000 El Camino Real, Palo Alto, California, at 10:00 a.m. on a date to be agreed upon by Parent and the Company (the "Closing Date"), which (subject to the satisfaction or waiver of the conditions set forth in Sections 7 and 8) shall be no later than the fifth business day after satisfaction of the latest to occur of the conditions set forth in Sections 7.4, 7.5, 7.7, 8.4, 8.5 and 8.12. Contemporaneously with or as promptly as practicable after the Closing, the parties shall cause a properly executed certificate of merger conforming to the requirements of the DGCL (the "Certificate of Merger") to be filed with the Secretary of State of the State of Delaware. The Merger shall take effect at the time the Certificate of Merger is filed with the Secretary of State of the State of Delaware (the "Effective Time").

  1.4 CERTIFICATE OF INCORPORATION AND BYLAWS; DIRECTORS AND OFFICERS. Unless otherwise determined by the Company prior to the Effective Time:

    (a) the Certificate of Incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to Exhibit B;

    (b) the Bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Bylaws of the Company; and

    (c) the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals set forth on Exhibit C.

  1.5 CONVERSION OF SHARES.

  (a) Subject to Sections 1.5(d) and 1.8, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company:

    (i) any shares of Company Capital Stock then held by the Company or any subsidiary of the Company (or held in the Company's treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

    (ii) any shares of Company Capital Stock then held by Parent or Merger Sub, or any other subsidiary of Parent, shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

    (iii) except as provided in clauses "(i)" and "(ii)" above and subject to Sections 1.5(b)(iv), 1.5(d), and 1.8 each share of Company Common Stock then outstanding shall be converted into the right to receive a fraction of a share of Parent Common Stock equal to the Exchange Ratio;

    (iv) except as provided in clauses "(i)" and "(ii)" above and subject to Sections 1.5(b)(iv), 1.5(d), and 1.8 each share of Company Preferred Stock then outstanding shall be converted into the right to receive a fraction of a share of Parent Common Stock equal to the Exchange Ratio; and

    (v) each share of the common stock, par value $0.001 per share, of Merger Sub then outstanding shall be converted into one share of common stock of the Surviving Corporation.

  (b) The "Exchange Ratio" shall be the greater of (A) the Percentage Formula Ratio or (B) the Valuation Formula Ratio. The Exchange Ratio shall be expressed to six digits to the right of the decimal place.

    (i) As used herein, the "Percentage Formula Ratio" shall be determined according to the following formula:

                                    19 x B
                                     -----
                                 A =
                                       C

  , where "A" is the Percentage Formula Ratio, expressed to six digits to the right of the decimal place, "B" is the fully diluted capitalization of Parent, immediately prior to the Effective Time and having given effect to the Reverse Stock Split, expressed as the sum of (x) the number of shares of Parent Common Stock outstanding, (y) the number of shares of Parent Common Stock into which the outstanding Parent Preferred Stock converts pursuant to the Parent Preferred Stock Conversion and (z) the aggregate number of shares of Parent Common Stock for which outstanding warrants, options or other rights to acquire Parent Common Stock are exercisable and "C" is the fully diluted capitalization of the Company immediately prior to the Effective Time, expressed as the sum of (A) the number of shares of Company Common Stock outstanding, (B) the number of shares of Company Common Stock issuable upon conversion of the outstanding shares of Company Preferred Stock and (C) the aggregate number of shares of Company Common Stock for which outstanding warrants, options or other rights to acquire Company Common Stock are exercisable (such fully diluted capitalization being referred to herein as the "Company Fully Diluted Capitalization").

    (ii) As used herein, the "Valuation Formula Ratio" shall be determined according to the following formula:

                                 $150,000,000
                                   ---------
                               D =
                                    (E x C)

  , where "D" is the Valuation Formula Ratio, expressed to six digits to the right of the decimal place, "E" is the average of the closing sale prices of Parent Common Stock for the ten trading days ending (and including) the trading day two business days prior to the date of the Parent Stockholders' Meeting, adjusted to reflect the Reverse Stock Split, and "C" is the Company Fully Diluted Capitalization.

    (iii) If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Capital Stock or Parent Common Stock are changed into a different number or class of shares by reason of any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar, then the Exchange Ratio shall be appropriately adjusted. The Exchange Ratio already contemplates the Reverse Stock Split, and to the extent the Reverse Stock Split is implemented, no further adjustments to the Exchange Ratio are required.

  (c) If any shares of Company Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with the Company or under which the Company has any rights, then the shares of Parent Common Stock issued in exchange for such shares of Company Common Stock will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition, and the certificates representing such shares of Parent Common Stock may accordingly be marked with appropriate legends. The Company shall take all action that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

  (d) No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Capital Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, in lieu of such fraction of a share and, upon surrender of such holder's Company Stock Certificate(s) (as defined in Section 1.6), be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Parent Common Stock as reported by the Nasdaq National Market on the date the Merger becomes effective.

  (e) At the Effective Time, all rights with respect to Company Common Stock under each Company Option then outstanding under the Company Plans (as defined in Section 2.3(b)) shall be converted into and become rights with respect to Parent Common Stock, and Parent shall assume each such Company Option in accordance with the terms (as in effect as of the date of this Agreement) of the Company Plan under which it was issued and the stock option agreement by which it is evidenced. From and after the Effective Time, (i) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock, (ii) the number of shares of Parent Common Stock subject to each such Company Option shall be equal to the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounding down to the nearest whole share (with cash, less the applicable exercise price, being payable for any fraction of a share), (iii) the per share exercise price under each such Company Option shall be adjusted by dividing the per share exercise price under such Company Option by the Exchange Ratio and rounding up to the nearest hundredth of a cent and (iv) any restriction on the exercise of any such Company Option shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided, however, that each Company Option assumed by Parent in accordance with this Section 1.5(e) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction subsequent to the Effective Time. Parent shall file with the SEC, no later than 30 days after the date on which the Form S-4 Registration Statement becomes effective (and in any event prior to the Merger), a registration statement on Form S-8 relating to the shares of Parent Common Stock issuable with respect to the Company Options and the Company Plans assumed by Parent in accordance with this Section 1.5(e).

  (f) At the Effective Time, all rights with respect to Company Warrants then outstanding shall be converted into and become rights with respect to Parent Common Stock, and Parent shall assume each such Company

Warrant in accordance with the terms (as in effect as of the date of this Agreement) of the Warrant by which it is evidenced. From and after the Effective Time, (i) each Company Warrant assumed by Parent may be exercised solely for shares of Parent Common Stock, (ii) the number of shares of Parent Common Stock subject to each such Company Warrant shall be equal to the number of shares of Company Common Stock subject to such Company Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio, rounding down to the nearest whole share (with cash, less the applicable exercise price, being payable for any fraction of a share), and (iii) the per share exercise price under each such Company Warrant shall be adjusted by dividing the per share exercise price under such Company Warrant by the Exchange Ratio and rounding up to the nearest hundredth of a cent; provided, however, that each Company Warrant assumed by Parent in accordance with this Section 1.5(f) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction subsequent to the Effective Time.

  1.6 CLOSING OF THE COMPANY'S TRANSFER BOOKS. At The Effective Time: (a) All Shares Of Company Capital Outstanding Immediately Prior To The Effective Time Shall Automatically Be Canceled And Retired And Shall Cease To Exist, And All Holders Of Certificates Representing Shares Of Company Capital Stock That Were Outstanding Immediately Prior To The Effective Time Shall Cease To Have Any Rights As Stockholders Of The Company; And (b) The Stock Transfer Books Of The Company Shall Be Closed With Respect To All Shares Of Company Capital Stock Outstanding Immediately Prior To The Effective Time. No Further Transfer Of Any Such Shares Of Company Capital Stock Shall Be Made On Such Stock Transfer Books After The Effective Time. If, After The Effective Time, A Valid Certificate Previously Representing Any Shares Of Company Capital Stock (a "company Stock Certificate") Is Presented To The Exchange Agent (as Defined In
Section 1.7) Or To The Surviving Corporation Or Parent, Such Company Stock Certificate Shall Be Canceled And Shall Be Exchanged As Provided In Section 1.7.

  1.7 EXCHANGE OF CERTIFICATES.

  (a) On or prior to the Closing Date, ChaseMellon Shareholder Services, LLC shall act as exchange agent in the Merger (the "Exchange Agent"). Promptly after the Effective Time, Parent shall deposit with the Exchange Agent (i) blank certificates representing the shares of Parent Common Stock issuable pursuant to this Section 1 and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(d). The shares of Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the "Exchange Fund."

  (b) As soon as reasonably practicable after the Effective Time, the Exchange Agent will mail to the holders of Company Stock Certificates (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for certificates representing Parent Common Stock. Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, (1) the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Parent Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.5 (and cash in lieu of any fractional share of Parent Common Stock in accordance with
Section 1.5(d)), and (2) the Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.7, each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive shares of Parent Common Stock (and cash in lieu of any fractional share of Parent Common Stock) as contemplated by this
Section 1. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the issuance of any certificate representing Parent Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit (but in no event a surety bond) as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Corporation with respect to such Company Stock Certificate.

  (c) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock represented thereby until such holder surrenders such Company Stock Certificate in accordance with this Section 1.7 (at which time such holder shall be entitled, subject to the effect of applicable escheat or similar laws, to receive all such dividends and distributions, without interest).

  (d) Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the date 180 days after the date on which the Merger becomes effective shall be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.7 shall thereafter look only to Parent for satisfaction of their claims for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.

  (e) Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Capital Stock such amounts as may be required to be deducted or withheld therefrom under the Code or any provision of state, local or foreign tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

  (f) Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of Company Capital Stock or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto), or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

  1.8 APPRAISAL RIGHTS. Notwithstanding anything to the contrary contained in this Agreement, any shares of Company Capital Stock for which, as of the Effective Time, "appraisal rights" within the meaning of Section 262 of the DGCL shall have been perfected, shall not be converted into or represent the right to receive Parent Common Stock in accordance with Section 1.5 (or cash in lieu of fractional shares in accordance with Section 1.5(d)), and the holder or holders of such shares shall be entitled only to such rights as may be granted to such holder or holders in Section 262 of the DGCL; provided, however, if any holders of such shares shall lose its appraisal rights, then, as of the later of the Effective Time or the loss of such rights, such shares shall automatically be converted into and shall represent only the right to receive (upon the surrender of the certificate or certificates representing such shares) Parent Common Stock in accordance with Section 1.5 (and cash in lieu of fractional shares in accordance with Section 1.5(d)).

  1.9 TAX CONSEQUENCES. For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368 of the Code. The parties to this Agreement hereby adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

  1.10 ACCOUNTING CONSEQUENCES. For financial reporting purposes, the Merger is intended to be accounted for as a "purchase."

  1.11 FURTHER ACTION. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

SECTION 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

  Except as disclosed in the Company Disclosure Schedule, the Company represents and warrants to Parent and Merger Sub as follows:

  2.1 DUE ORGANIZATION; SUBSIDIARIES; ETC.

  (a) The Company does not own more than 50% of the shares of the voting capital stock, or more than 50% of the equity interest of any nature in any Entity except for the corporations identified in Part 2.1(a)(i) of the Acquired Corporation Disclosure Schedule (such corporations being collectively referred to, with the Company, as the "Acquired Corporations"); and none of the Acquired Corporations owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Acquired Corporations. None of the Acquired Corporations has agreed, and none of the Acquired Corporations is obligated or bound to any contract under which it may become obligated, to make any future investment in or capital contribution to any other Entity. None of the Acquired Corporations has, at any time, been a general partner of any general partnership, limited partnership or other Entity.

  (b) Each of the Acquired Corporations is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction of its organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted;
(ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

  (c) Each of the Acquired Corporations is qualified to do business as a foreign corporation, and is in good standing, (with respect to jurisdictions which recognize such concept) under the laws of all jurisdictions where the nature of its business requires such qualification and where the failure to be so qualified would have a Material Adverse Effect on the Acquired Corporations.

  2.2 CERTIFICATE OF INCORPORATION AND BYLAWS. The Company has delivered to Parent accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents, including all amendments thereto, of the Company.

  2.3 CAPITALIZATION, ETC.

  (a) The entire authorized capital stock of the Company consists of: (i) 250,000,000 shares of common stock, $0.001 par value per share; and (ii) 116,000,000 shares of preferred stock, $0.001 par value per share, of which 41,200,000 shares have been designated as Series A Preferred Stock and 74,382,633 shares have been designated as Series B Preferred Stock. There are, as of the date of this Agreement: (i) 72,557,485 shares of Company Common Stock issued and outstanding; (ii) 37,026,730 shares of Series A Preferred Stock issued and outstanding and; (iii) 74,382,633 shares of Series B Preferred Stock issued and outstanding. All of the outstanding shares of Company Capital Stock have been duly authorized and validly issued, and are fully paid and nonassessable. As of the date of this Agreement, there are no shares of Company Capital Stock held by any of the other Acquired Corporations. As of the date of this Agreement, and except as set forth in
Part 2.3(a) of the Acquired Corporation Disclosure Schedule: (i) none of the outstanding shares of Company Capital Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Company Capital Stock is subject to any right of first refusal in favor of the Company; and (iii) there is no Acquired Corporation Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Capital Stock. None of the Acquired Corporations is under any obligation or bound by any contract pursuant to which it may become obligated to repurchase, redeem or otherwise acquire any outstanding shares of Company Capital Stock.

  (b) As of the date of this Agreement, 5,527,850 shares of Company Common Stock are reserved for future issuance pursuant to stock options granted and outstanding under the Company's common stock option plans (the "Company Plans"), (stock options granted by the Company pursuant to the Company Plans are referred to in this Agreement as "Company Options") and 2,663 shares of Company Common Stock are reserved and available for future issuance pursuant to future grants of stock options. Part 2.3(b) of the Acquired Corporation Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the optionee;
(ii) the number of shares of Company Common Stock subject to such Company Option; (iii) the exercise price of such Company Option; (iv) the date on which such Company Option was granted; (v) the applicable vesting schedule and the extent to which such Company Option is vested and exercisable as of the date of this Agreement; and (vi) the date on which such Company Option expires. The Company has delivered to Parent an accurate and complete copy of the Company Plans.

  (c) As of the date of this Agreement, 19,265,176 shares of Company Common Stock are reserved for future issuance pursuant to outstanding warrants to purchase Company Common Stock (the "Company Warrants"). The Company has delivered to Parent an accurate and complete copy of the forms of all such warrants.

  (d) Except as set forth in Part 2.3(a), Part 2.3(b) and Part 2.3(c) of the Acquired Corporation Disclosure Schedule, as of the date of this Agreement there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) granted by the Company to acquire any shares of Company Capital Stock or other securities of the Company; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of Company Capital Stock or other securities of the Company; (iii) stockholder rights plan (or similar plan commonly referred to as a "poison pill") or Contract under which the Company is or may become obligated to sell or otherwise issue any shares of
(iv) Company Capital Stock or any other securities; or condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of Company Capital Stock or other securities of the Company.

  (e) All outstanding shares of Company Capital Stock, all outstanding Company Options, all outstanding warrants to purchase Company Common Stock and all outstanding shares of capital stock of each subsidiary of the Company have been issued and granted in compliance with (i) all applicable securities laws and other applicable Legal Requirements and (ii) all requirements set forth in applicable Contracts.

  2.4 FINANCIAL STATEMENTS.

  (a) The Company has delivered to Parent the following financial statements and notes (collectively, the "Company Financial Statements"):

    (i) The audited balance sheets of the Company as of March 31, 1997 and 1996 and the related audited consolidated income statements, consolidated statements of stockholders' equity and consolidated statements of cash flows of the Company and its subsidiaries for the years then ended, together with the notes thereto and the unqualified report and opinion of Coopers & Lybrand LLP relating thereto; and

    (ii) the unaudited consolidated balance sheet of the Company as of December 31, 1997 (the "Company Unaudited Interim Balance Sheet"), and the related consolidated unaudited income statement of the Company and its subsidiaries for the nine months then ended.

  (b) The Company Financial Statements are accurate and complete in all material respects and present fairly the consolidated financial position of the Company and its subsidiaries as of the respective dates thereof and the results of consolidated operations and (in the case of the financial statements referred to in Section 2.4(a)(i)) consolidated cash flows of the Company and its subsidiaries for the periods covered thereby. The Company Financial Statements have been prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods covered (except that the financial statements referred to in Section 2.4(a)(ii) do not contain footnotes and are subject to normal and recurring year-end audit adjustments, which will not, individually or in the aggregate, be material in magnitude).

  2.5 ABSENCE OF CHANGES.

  (a) Since December 31, 1997;

    (i) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the assets of any of the Acquired Corporations (whether or not covered by insurance).

    (ii) none of the Acquired Corporations has (A) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock or (B) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities;

    (iii) none of the Acquired Corporations has issued, granted or authorized the issuance of (A) any capital stock or other security (except for Company Common Stock issued upon the exercise of outstanding Company Options), (B) any option, warrant or right to acquire any capital stock or any other security (except for Company Options described in Part 2.3(b) of the Acquired Corporation Disclosure Schedule) or (C) any instrument convertible into or exchangeable for any capital stock or other security;

    (iv) the Company has not amended or waived any of its rights under, or permitted the acceleration of vesting under, (i) any provision of any of the Company Plans, (ii) any provision of any agreement evidencing any outstanding Company Option, or (iii) any restricted stock purchase agreement;

    (v) there has been no amendment to the certificate of incorporation, bylaws or other charter or organizational documents of any of the Acquired Corporations;

    (vi) other than in relation to Parent, none of the Acquired Corporations has (A) received any Acquisition Proposal or (B) solicited, initiated, encouraged or induced, or provided any nonpublic information to or entered into any discussions with, any Person for the purpose of soliciting, initiating, encouraging or inducing, the making or submission of any Acquisition Proposal;

    (vii) none of the Acquired Corporations has changed any of its methods of accounting or accounting practices in any respect; and

    (viii) none of the Acquired Corporations has agreed or committed to take any of the actions referred to in clauses "(ii)" through "(vii)" above.

  (b) Since March 31, 1997, except as is reflected in the Company Unaudited Interim Balance Sheet, there has not been any material adverse change in the business, condition, assets, capitalization, liabilities, operations, financial performance or prospects of the Acquired Corporations taken as a whole, and no event has occurred that could reasonably be expected to have a Material Adverse Effect on any of the Acquired Corporations.

  2.6 TITLE TO ASSETS.

  (a) Part 2.6 of the Acquired Corporation Disclosure Schedule contains a complete and accurate list of all real property, leaseholds, or other interests in real property owned by the Acquired Corporations (all such property owned by the Acquired Corporations being referred to herein as the "Acquired Corporation Owned Real Property" and all such real property leased by the Acquired Corporations being referred to herein as the "Acquired Corporation Leased Real Property"). The Acquired Corporations hold the leasehold interests of the Acquired Corporation Leased Real Property under the real property leases described in Part 2.6 of the Acquired Corporation Disclosure Schedule.

  (b) Each of the Acquired Corporations owns, and has good, valid and marketable title to, all assets purported to be owned by it, including: (i) all assets reflected on the Company Unaudited Interim Balance Sheet; (ii) all other assets reflected in the books and records of each of the Acquired Corporations as being owned by such Acquired Corporation; and (iii) the real property identified in Part 2.6 of the Acquired Corporation Disclosure Schedule. All of said assets are owned by the Acquired Corporations free and clear of any Encumbrances, except for (1) any lien for current taxes not yet due and payable, (2) minor liens that have arisen in the ordinary course of business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of any of the Acquired Corporations and (3) liens described in Part
2.6 of the Acquired Corporation Disclosure Schedule. All buildings, plants and structures owned or leased by the Acquired Corporations lie wholly within the boundaries of the real property owned or leased by the Acquired Corporations and do not encroach upon the property of, or otherwise conflict with the property rights of, any other Person.

  2.7 RECEIVABLES; INVENTORY.

  (a) All existing accounts receivable of the Acquired Corporations (including those accounts receivable reflected on the Company Unaudited Interim Balance Sheet that have not yet been collected and those accounts receivable that have arisen since December 31, 1997 and have not yet been collected) (i) represent valid obligations of customers of the Acquired Corporations arising from bona fide transactions entered into in the ordinary course of business and (ii), to the best of the Company's knowledge, except as set forth in Part 2.7(a) of the Acquired Corporation Disclosure Schedule, will be collected in full, without any counterclaim or set off (net of an allowance for doubtful accounts not to exceed $500,000 in the aggregate).

  (b) Part 2.7(b) of the Acquired Corporation Disclosure Schedule contains an accurate and complete list as of the date of this Agreement of all loans and advances made by any of the Acquired Corporations to any employee, director, consultant or independent contractor of any of the Acquired Corporations, other than routine travel advances made to employees in the ordinary course of business.

  (c) All inventory of the Acquired Corporations, whether or not reflected in the Company Unaudited Interim Balance Sheet, consists of a quality and quantity usable and salable in the ordinary course of business, except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value in the Company Unaudited Interim Balance Sheet. All inventories not written off have been priced at the lower of cost or net realizable value on a first in, first out basis. The quantities of each item of inventory (whether raw materials, work-in-process or finished goods) are not excessive, but are reasonable in the present circumstances of the Acquired Corporations.

  2.8 BUILDINGS, EQUIPMENT; LEASEHOLD. The buildings, plants, structures and all material items of equipment and other tangible assets owned by or leased to the Acquired Corporations are adequate for the uses to which they are being put, are in good condition and repair (ordinary wear and tear excepted), are adequate for the conduct of the respective businesses of the Acquired Corporations in the manner in which such businesses are currently being conducted, and are in compliance with all applicable Legal Requirements.

  2.9 PROPRIETARY ASSETS.

  (a) Part 2.9(a)(i) of the Acquired Corporation Disclosure Schedule sets forth, with respect to each Proprietary Asset owned by the Acquired Corporations and registered with any Governmental Body or for which an application has been filed with any Governmental Body, (i) a brief description of such Proprietary Asset and (ii) the names of the jurisdictions covered by the applicable registration or application. Part 2.9(a)(ii) of the Acquired Corporation Disclosure Schedule identifies and provides a brief description of any ongoing royalty or payment obligations in excess of $10,000 with respect to, each Proprietary Asset that is licensed or otherwise made available to any of the Acquired Corporations by any Person (except for any Proprietary Asset that is licensed to any of the Acquired Corporations under any third party software license generally available to the public at a price per central processing unit less than $5,000), and identifies the Contract under which such Proprietary Asset is being licensed or otherwise made available to such Acquired Corporation. To the Company's knowledge, the Acquired Corporations have good, valid and marketable title to all of the Proprietary Assets identified in Part 2.9(a)(i) of the Acquired Corporation Disclosure Schedule and to all other Proprietary Assets that an Acquired Corporation purports to own, free and clear of all Encumbrances, except for (i) any lien for current taxes not yet due and payable and (ii) minor liens that have arisen in the ordinary course of business and that do not (individually or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of any of the Acquired Corporations. The Acquired Corporations have a valid right to use, license and otherwise exploit all Proprietary Assets identified in Part 2.9(a)(ii) of the Acquired Corporation Disclosure Schedule. Except as set forth in Part 2.9(a)(iii) of the Acquired Corporation Disclosure Schedule, none of the Acquired Corporations has developed jointly with any other Person any Proprietary Asset that is material to the business of the Acquired Corporations with respect to which such other Person has any rights. Except as set forth in Part 2.9(a)(iv) of the Acquired Corporation Disclosure Schedule, there is no Acquired Corporation Contract pursuant to which any Person has any right (whether or not currently exercisable) to use, license or otherwise exploit any Proprietary Asset.

  (b) Each of the Acquired Corporations has taken reasonable measures and precautions to protect and maintain the confidentiality, secrecy and value of all material Acquired Corporation Proprietary Assets (except Acquired Corporation Proprietary Assets whose value would be unimpaired by disclosure). Without limiting the generality of the foregoing, except as set forth in Part 2.9(b) of the Acquired Corporation Disclosure Schedule, (i) all current employees of the Acquired Corporations who are or were involved in, or who have contributed to, the creation or development of any material Acquired Corporation Proprietary Asset have executed and delivered to the Company an agreement that is substantially identical to the form of Confidential Information and Invention Assignment Agreement previously delivered by the Company to Parent and (ii) all current consultants and independent contractors to the Acquired Corporations who are or were involved in, or who have contributed to, the creation or development of any Acquired Corporation Proprietary Asset have executed and delivered to the Company an agreement (containing no exceptions to or exclusions from the scope of its coverage) that is substantially identical to the form of Consultant Confidential Information and Invention Assignment Agreement previously delivered by the Company to Parent. No current or former employee, officer, director, stockholder, consultant or independent contractor has any right, claim or interest in or with respect to any Acquired Corporation Proprietary Asset. None of the Acquired Corporations has disclosed or delivered to any Person, or permitted the disclosure or delivery to any escrow agent or other Person, of the source code, or any portion or aspect of the source code, or any proprietary information or algorithm contained in any source code, of any Acquired Corporation Proprietary Asset.

  (c) To the best knowledge of the Company: (i) all patents, trademarks, service marks and copyrights held by each of the Acquired Corporations are valid, enforceable and subsisting; (ii) none of the Acquired Corporation Proprietary Assets and no Proprietary Asset that is currently being developed by any of the Acquired Corporations (either by itself or with any other Person) infringes, misappropriates or conflicts with any Proprietary Asset owned or used by any other Person; (iii) none of the products that are or have been designed, created, developed, assembled, manufactured or sold by any of the Acquired Corporations is infringing, misappropriating or making any unlawful or unauthorized use of any Proprietary Asset owned or used by any other Person, and none of such products has at any time infringed, misappropriated or made any unlawful or unauthorized use of, and none of the Acquired Corporations has received any notice or other communication (in writing or otherwise) of any actual, alleged, possible or potential infringement, misappropriation or unlawful or unauthorized use of, any Proprietary Asset owned or used by any other Person; and (iv) no other Person is infringing, misappropriating or making any unlawful or unauthorized use of, and no Proprietary Asset owned or used by any other Person infringes or conflicts with, any material Acquired Corporation Proprietary Asset.

  (d) The Acquired Corporation Proprietary Assets constitute all of the Proprietary Assets necessary to enable each of the Acquired Corporations to conduct their business in the manner in which such business has been and is being conducted. None of the Acquired Corporations has (i) licensed any of the material Acquired Corporation Proprietary Assets to any Person on an exclusive basis or (ii) entered into any covenant not to compete or Contract limiting its ability to exploit fully any material Acquired Corporation Proprietary Assets or to transact business in any market or geographical area or with any Person.

  2.10 CONTRACTS.

  (a) Part 2.10 of the Acquired Corporation Disclosure Schedule identifies each Acquired Corporation Contract that constitutes an "Acquired Corporation Material Contract" as of the date of this Agreement. For purposes of this Agreement, each of the following shall be deemed to constitute an "Acquired Corporation Material Contract":

    (i) any Contract relating to the employment of, or the performance of services by, any employee or consultant with annual compensation in excess of $150,000, and any Contract pursuant to which any of the Acquired Corporations is, or may become, obligated to make any severance, termination or similar payment, bonus or relocation payment or any other payment (other than payments in respect of salary) in excess of $150,000, to any current or former employee or director of any of the Acquired Corporations;

    (ii) each lease, rental or occupancy agreement, installment and conditional sales agreement, and other Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property (except for any personal property lease, installment sales agreement or conditional sales agreement providing for aggregate payments by or to the Acquired Corporations of less than $25,000 and except for sales acknowledgments and purchase orders in the ordinary course of business);

    (iii) any Contract relating to the acquisition, transfer, development, sharing or license of any Proprietary Asset (except for (A) any Contract pursuant to which any Proprietary Asset is licensed to any Acquired Corporation under any third party software license generally available to the public at a price per central processing unit of less than $5,000, (B) any license implied in the sale by the Company of a tangible product or (C) any Contract between Acquired Corporations);

    (iv) any Contract which provides for indemnification of any officer, director, employee or agent of any Acquired Corporation;

    (v) any Contract imposing any restriction on the right or ability of any Acquired Corporation (A) to compete with any other Person, (B) to acquire any product or other asset or any services from any other Person, to sell any product or other asset to or perform any services for any other Person or to transact business or deal in any other manner with any other Person, or (C) to develop or distribute any technology;

    (vi) any Contract (A) relating to the acquisition, issuance, voting, registration, sale or transfer of any securities, (B) providing any Person with any preemptive right, right of participation, right of maintenance or any similar right with respect to any securities, or (C) providing the Company with any right of first refusal with respect to, or right to repurchase or redeem, any securities;

    (vii) any Contract requiring that any Acquired Corporation give any notice or provide any information to any Person prior to accepting an Acquisition Proposal;

    (viii) any Contract that has a term of more than 90 days and that may not be terminated without penalty within 90 days after the delivery of a termination notice by an Acquired Corporation (other than for the sale of products by an Acquired Corporation entered into in the ordinary course of business);

    (ix) any Contract pursuant to which any of the Acquired Corporations is or may become obligated to make payments aggregating in excess of $100,000 or pursuant to which any of the Acquired Corporations is or may be entitled to receive in excess of $100,000 (other than for the sale of products or the purchase of components or materials by an Acquired Corporation entered into in the ordinary course of business);

    (x) any Contract (not otherwise identified in clauses "(i)" through "(ix)" of this sentence) that has or could reasonably be expected to have a material effect on the business, condition, assets, liabilities, capitalization, operations, financial performance or prospects of any of the Acquired Corporations or on any of the transactions contemplated by this Agreement (other than for the sale of products or the purchase of components or materials by an Acquired Corporation entered into in the ordinary course of business); and

    (xi) any other Contract, if a breach of such Contract could reasonably be expected to have a Material Adverse Effect on any of the Acquired Corporations.

  There is no Acquired Corporation Contract to which any Governmental Body is a party or under which any Governmental Body has any rights or obligations, or directly or indirectly benefiting any Governmental Body (including any subcontract or other Contract between any Acquired Corporation and any contractor or subcontractor to any Governmental Body).

  (b) Each Acquired Corporation Contract that is an Acquired Corporation Material Contract is valid and in full force and effect, and is enforceable by the respective Acquired Corporation in accordance with its terms, subject to
(i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

  (c) Except as set forth in Part 2.10 of the Acquired Corporation Disclosure
Schedule: (i) none of the Acquired Corporations has violated or breached, or committed any default under, any Acquired Corporation Contract and, to the best of each of the knowledge of the Acquired Corporations, no other Person has violated or breached, or committed any default under, any Acquired Corporation Contract; (ii) to the best of the knowledge of the Acquired Corporations, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or could reasonably be expected to, (A) result in a violation or breach of any of the provisions of any Acquired Corporation Contract, (B) give any Person the right to declare a default or exercise any remedy under any Acquired Corporation Contract, (C) give any Person the right to a rebate, chargeback, penalty or change in delivery schedule under any Acquired Corporation Contract, (D) give any Person the right to accelerate the maturity or performance of any Acquired Corporation Contract, or (E) give any Person the right to cancel, terminate or modify any Acquired Corporation Contract; and
(iii) since September 30, 1997, none of the Acquired Corporations has received any notice or other communication regarding any actual or possible violation or breach of, or default under, any Acquired Corporation Contract.

  (d) No Person is renegotiating, or has a right pursuant to the terms of any Acquired Corporation Material Contract to renegotiate, any amount paid or payable to the Acquired Corporation under any Acquired Corporation Material Contract or any other material term or provision of any Acquired Corporation Material Contract.

  2.11 LIABILITIES. None of the Acquired Corporations has any accrued, contingent or other liabilities of any nature, either matured or unmatured (whether or not required to be reflected in financial statements in accordance with GAAP, and whether due or to become due), except for: (a) liabilities identified as such in the "liabilities" column of the Company Unaudited Interim Balance Sheet; (b) normal and recurring liabilities that have been incurred by any of the Acquired Corporations since December 31, 1997 in the ordinary course of business and consistent with past practices; and (c) liabilities described in Part 2.11 of the Acquired Corporation Disclosure Schedule.

  2.12 COMPLIANCE WITH LEGAL REQUIREMENTS. Each of the Acquired Corporations is, and has at all times since December 31, 1994 been, in compliance with all applicable Legal Requirements, except where the failure to comply with such Legal Requirements has not had, either individually or in the aggregate, and could not reasonably be expected to have, a Material Adverse Effect on the Acquired Corporations. Since December 31, 1994, none of the Acquired Corporations has received any notice or other communication from any Governmental Body regarding any actual or possible violation of, or failure to comply with, any Legal Requirement.

  2.13 CERTAIN BUSINESS PRACTICES. None of the Acquired Corporations or any director, officer, agent or employee of any of the Acquired Corporations has
(i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iii) made any other unlawful payment.

  2.14 GOVERNMENTAL AUTHORIZATIONS. The Company holds all Governmental Authorizations necessary to enable it to conduct its business in the manner in which such business is currently being conducted. All such Governmental Authorizations are valid and in full force and effect. The Company is, and at all times since December 31, 1994 has been, in substantial compliance with the terms and requirements of such Governmental Authorizations. Since December 31, 1994, none of the Acquired Corporations has received any notice or other communication from any Governmental Body regarding (a) any actual or possible violation of or failure to comply with any term or requirement of any material Governmental Authorization, or (b) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any material Governmental Authorization. Part 2.14 of the Acquired Corporation Disclosure Schedule contains an accurate and complete list of all presently effective United States Government Authorizations relating to the real or personal property of the Company, and the Company is in compliance with such Governmental Authorizations.

  2.15 TAX MATTERS.

  (a) All Tax Returns required to be filed by or on behalf of the Acquired Corporations with any Governmental Body with respect to any taxable period ending on or before the Closing Date (the "Acquired

Corporation Returns") (i) have been or will be filed on or before the applicable due date (including any extensions of such due date), and (ii) have been, or will be when filed, prepared in all material respects in compliance with all applicable Legal Requirements. All amounts shown on the Acquired Corporation Returns to be due on or before the Closing Date have been or will be paid on or before the Closing Date.

  (b) The Company Unaudited Interim Balance Sheet fully accrues all actual and contingent liabilities for Taxes with respect to all periods through the date thereof in accordance with GAAP. The Acquired Corporations will establish, in the ordinary course of business and consistent with past practices, reserves adequate for the payment of all Taxes for the period from December 31, 1997 through the Closing Date.

  (c) No Acquired Corporation Return has ever been examined or audited by any Governmental Body. No extension or waiver of the limitation period applicable to any of the Acquired Corporation Returns has been granted (by any of the Acquired Corporations or any other Person), and no such extension or waiver has been requested from any of the Acquired Corporations.

  (d) No claim or Legal Proceeding is pending or, to the best knowledge of the Acquired Corporations, has been threatened against or with respect to any of the Acquired Corporations in respect of any material Tax. There are no unsatisfied liabilities for material Taxes (including liabilities for interest, additions to tax and penalties thereon and related expenses) with respect to any notice of deficiency or similar document received by any of the Acquired Corporations with respect to any material Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by such Acquired Corporation and with respect to which adequate reserves for payment have been established). There are no liens for material Taxes upon any of the assets of any of the Acquired Corporations except liens for current Taxes not yet due and payable. None of the Acquired Corporations has entered into or become bound by any agreement or consent pursuant to Section 341(f) of the Code. None of the Acquired Corporations has been, or will be, required to include any adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions or events occurring, or accounting methods employed, prior to the Closing.

  (e) There is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of any of the Acquired Corporations that, considered individually or considered collectively with any other such Contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162 of the Code. None of the Acquired Corporations is, or has ever been, a party to or bound by any tax indemnity agreement, tax sharing agreement, tax allocation agreement or similar Contract.

  2.16 EMPLOYEE AND LABOR MATTERS; BENEFIT PLANS.

  (a) Part 2.16(a) of the Acquired Corporation Disclosure Schedule identifies each salary, bonus, vacation, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, termination pay, death or disability benefits, hospitalization, medical, life or other insurance, flexible benefits, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program or agreement and each other employee benefit plan or arrangement maintained within the United States (collectively, the "Acquired Corporation Plans") sponsored, maintained, contributed to or required to be contributed to by any of the Acquired Corporations or any ERISA Affiliate (as defined in Section 2.16(d) below) for the benefit of any current or former employee in the United States of any of the Acquired Corporations or any ERISA Affiliate.

  (b) Except as set forth in Part 2.16(a) of the Acquired Corporation Disclosure Schedule, neither the Acquired Corporations nor any ERISA Affiliate maintain, sponsor or contribute to, or have at any time in the past maintained, sponsored or contributed to, any employee pension benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), whether or not excluded from coverage under specific Titles or Subtitles of ERISA) that is maintained within the United States for the benefit of employees or former employees of the Acquired Corporations or any ERISA Affiliate (an "Acquired Corporation Pension Plan"). None of the Acquired Corporation Pension Plans identified in the Acquired Corporation Disclosure
Schedule is a multiemployer plan (within the meaning of Section 3(37) of ERISA) or is subject to Section 412 of the Code, Part 3 of Subtitle B of Title I of ERISA or Title IV of ERISA.

  (c) Except as set forth in Part 2.16(a) of the Acquired Corporation Disclosure Schedule, neither the Acquired Corporations nor any ERISA Affiliate maintain, sponsor or contribute to any: employee welfare benefit plan (as defined in Section 3(1) of ERISA, whether or not excluded from coverage under specific Titles or Subtitles of ERISA) that is maintained within the United States for the benefit of any employees or former employees of any of the Acquired Corporations or any ERISA Affiliate (an "Acquired Corporation Welfare Plan"). None of the Acquired Corporation Plans identified in the Acquired Corporation Disclosure Schedule is a multiemployer plan (within the meaning of Section 3(37) of ERISA).

  (d) None of the Acquired Corporations has or has ever been required to be treated as a single employer with any other Person under Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code (an "ERISA Affiliate"). None of the Acquired Corporations has ever been a member of an "affiliated service group" within the meaning of Section 414(m) of the Code with any other Person within the United States. Neither the Acquired Corporations nor any ERISA Affiliate has ever made a complete or partial withdrawal from a multiemployer plan, as such term is defined in Section 3(37) of ERISA, that is maintained within the United States, resulting in "withdrawal liability," as such term is defined in Section 4201 of ERISA (without regard to subsequent reduction or waiver of such liability under either Section 4207 or 4208 of ERISA).

  (e) Neither the Acquired Corporations nor any ERISA Affiliate has any plan or commitment to create any additional Acquired Corporation Welfare Plans or Acquired Corporation Pension Plans, or to modify or change any existing Acquired Corporation Welfare Plan or Acquired Corporation Pension Plan (other than to comply with applicable law) in a manner that would affect any employee of any of the Acquired Corporations or any ERISA Affiliate.

  (f) No Acquired Corporation Plan provides death, medical or health benefits (whether or not insured) with respect to any current or former employee of any of the Acquired Corporations or any ERISA Affiliate after any such employee's termination of service (other than benefit coverage mandated by applicable law, including coverage provided pursuant to COBRA (as defined in Section 2.16(g) below)).

  (g) With respect to any Acquired Corporation Plan constituting a group health plan within the meaning of Section 4980B(g)(2) of the Code or Section 607(1) of ERISA, the provisions of Section 4980B of the Code and Sections 601 through 609 of ERISA ("COBRA") have been complied with in all material respects.

  (h) Each of the Acquired Corporation Plans has been operated and administered in all material respects in accordance with applicable Legal Requirements, including but not limited to ERISA and the Code.

  (i) Each of the Acquired Corporation Plans intended to be qualified under
Section 401(a) of the Code has received a favorable determination as to its qualification from the Internal Revenue Service, and nothing has occurred that would adversely affect such qualification.

  (j) Except as set forth in Part 2.16(j) of the Acquired Corporation Disclosure Schedule, neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, will result in any payment in the United States (including any bonus, golden parachute or severance payment) to any current or former employee or director of any of the Acquired Corporations (whether or not under any Plan), or materially increase the benefits payable under any Plan, or result in any acceleration of the time of payment or vesting of any such benefits.

  (k) Part 2.16(k) of the Acquired Corporation Disclosure Schedule contains a list of all salaried employees located in the United States of each of the Acquired Corporations or any ERISA Affiliate as of the date of this

Agreement whose salaries are in excess of $150,000 per year, and correctly reflects, in all material respects, their salaries, any other compensation payable to them (including compensation payable pursuant to bonus, deferred compensation or commission arrangements), their dates of employment and their positions. Neither any of the Acquired Corporations nor any ERISA Affiliate is a party to any collective bargaining agreement or other Contract with a labor union involving any of their employees located in the United States. There has not been, is not now pending, and no Person has threatened to commence any slowdown, work stoppage, labor or dispute or any similar activity or dispute in the United States affecting any of the Acquired Corporations or any ERISA Affiliates or their employees since December 31, 1997. All of the employees in the United States of each of the Acquired Corporations and any ERISA Affiliates are "at will" employees.

  (l) Part 2.16(l) of the Acquired Corporation Disclosure Schedule identifies each employee in the United States of each of the Acquired Corporations or any ERISA Affiliate who is not fully available to perform work because of disability or other leave and sets forth the basis of such leave and the anticipated date of return to full service.

  (m) Each of the Acquired Corporations and any ERISA Affiliate in the United States is in compliance in all material respects with all applicable Legal Requirements and Contracts relating to employment, employment practices, wages, bonuses and terms and conditions of employment, including employee compensation matters.

  (n) Each of the Acquired Corporations has good labor relations, and none of the Acquired Corporations has any knowledge of any facts indicating that (i) the consummation of the Merger or any of the other transactions contemplated by this Agreement will have a material adverse effect on the labor relations of any of the Acquired Corporations, or that (ii) any of the key employees of the Company intends to terminate his or her employment with such Acquired Corporation.

  (o) The employee benefit plans and arrangements that are currently maintained by the Acquired Corporations in Germany are in material compliance with applicable German laws.

  2.17 ENVIRONMENTAL MATTERS.

  (a) Each of the Acquired Corporations is, and at all times has been, in compliance in all material respects with all applicable Environmental Laws, which compliance includes (i) the possession by each of the Acquired Corporations of all permits and other Governmental Authorizations required under applicable Environmental Laws, and (ii) compliance with the terms and conditions thereof (and the violation of which would have a Material Adverse Effect).

  (b) None of the Acquired Corporations has received any notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that an Acquired Corporation is not in compliance with any Environmental Law or is or may be required to undertake or bear any Environmental Liabilities. To the best knowledge of each of the Acquired Corporations, there are no circumstances that may prevent or interfere with the compliance by any of the Acquired Corporations with any Environmental Law or that may require any of the Acquired Corporations to undertake or bear any Environmental Liabilities in the future (other than routine Environmental Liabilities incurred in the ordinary course of business consistent with past practices) with respect to any Property, any other property or otherwise. To the best knowledge of each of the Acquired Corporations, no current or prior owner of any Acquired Corporation Property has received any notice or other communication (in writing or otherwise), whether from a Government Body, citizens group, employee or otherwise, that alleges that such current or prior owner or such Acquired Corporation has not been or is not in compliance with any Environmental Law or is or may be required to undertake or bear any Environmental Liabilities.

  (c) (i) To the best knowledge of each of the Acquired Corporations all Acquired Corporation Property and all surface water, groundwater and soil associated with such Acquired Corporation Property and (ii) to the knowledge of the Company without independent investigation, all Property to which the Company has sent any Material of Environmental Concern are free of any material environmental contamination by any Material of

Environmental Concern in any concentration that may require any costs of investigation, response, removal or remedial action.

  (d) The Company has delivered to Parent true and complete copies and results of any reports, studies, analyses, tests, or monitoring possessed or initiated by any of the Acquired Corporations pertaining to Materials of Environmental Concern in, on, or under any Acquired Corporation Property, or concerning compliance by any of the Acquired Corporations, or any other Person for whose conduct it is or may be held responsible, with Environmental Laws.

  (e) For purposes of this Agreement: (i) "Environmental Law" means any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern; (ii) "Materials of Environmental Concern" include chemicals, pollutants, contaminants, wastes, toxic substances, asbestos, petroleum and petroleum products and any other substance that is now or hereafter regulated by any Environmental Law or that is otherwise a danger to health, reproduction or the environment; (iii) "Environmental Liabilities" include any cost, damages, expense, liability, obligation, fine, penalty, judgment, award, loss or other responsibility arising from or under Environmental Law, including financial responsibility under Environmental Law for investigation, removal, containment, remediation, response or other cleanup costs or corrective action; and (iv) "Acquired Corporation Property" shall include any property, parcel or facility now or heretofore owned, leased, used or controlled by any of the Acquired Corporations or geologically or hydrologically adjoining any such property, parcel or facility.

  2.18 INSURANCE. The Company has delivered to Parent a copy of each material insurance policy and each material self insurance program relating to the business, assets or operations of each of the Acquired Corporations in the United States. Each such insurance policy is in full force and effect. Since December 31, 1994, none of the Acquired Corporations has received any notice or other communication regarding any actual or possible (a) cancellation or invalidation of any insurance policy, (b) refusal of any coverage or rejection of any material claim under any insurance policy, or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy. Except as set forth in Part 2.18 of the Acquired Corporation Disclosure Schedule, there is no pending claim (including any workers' compensation claim) under or based upon any insurance policy applicable to any of the business, assets or operations of any of the Acquired Corporations.

  2.19 TRANSACTIONS WITH AFFILIATES. Except as set forth in Part 2.19 of the Acquired Corporation Disclosure Schedule, since December 31, 1994, no event has occurred that would be required to be reported by the Company pursuant to
Item 404 of Regulation S K promulgated by the SEC, were the Company required to report to its stockholders in accordance with such Item. Part 2.19 of the Acquired Corporation Disclosure Schedule identifies each person who is an "affiliate" (as that term is used in Rule 145 under the Securities Act) of the Company as of the date of this Agreement.

  2.20 LEGAL PROCEEDINGS; ORDERS.

  (a) Except as set forth in Part 2.20 of the Acquired Corporation Disclosure Schedule, there is no pending Legal Proceeding and (to the best knowledge of each of the Acquired Corporations) no Person has threatened to commence any Legal Proceeding: (i) that involves any of the Acquired Corporations or any of the assets owned or used by any of the Acquired Corporations; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement. To the best knowledge of each of the Acquired Corporations, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that could reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.

  (b) Except as set forth in Part 2.20 of the Acquired Corporation Disclosure Schedule, there is no material order, writ, injunction, judgment or decree to which any of the Acquired Corporations, or any of the assets owned or used by any of the Acquired Corporations, is subject. To the best knowledge of each of the Acquired Corporations, no officer or key employee of any of the Acquired Corporations is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of any of the Acquired Corporations.

  2.21 AUTHORITY; INAPPLICABILITY OF ANTI-TAKEOVER STATUTES; BINDING NATURE OF AGREEMENT. The Company has the absolute and unrestricted right, power and authority to enter into and to perform its obligations under this Agreement. The Board of Directors of the Company (at a meeting duly called and held) has
(a) unanimously determined that the Merger is advisable and fair and in the best interests of the Company and its stockholders, (b) unanimously authorized and approved the execution, delivery and performance of this Agreement by the Company and has unanimously approved the Merger, (c) unanimously recommended the adoption of this Agreement by the holders of Company Common Stock and directed that this Agreement be submitted for consideration by the Company's stockholders at the Company Stockholders' Meeting (as defined in Section 6.2(a)), and (d) adopted a resolution having the effect of causing the Company not to be subject to any state takeover law or similar Legal Requirement that might otherwise apply to the Merger or any of the other transactions contemplated by this Agreement. This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

  2.22 SECTION 203 OF THE DGCL NOT APPLICABLE. As of the date hereof and at all times on or prior to the Effective Time, Section 203 of the DGCL is, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Merger and the other transactions contemplated by this Agreement.

  2.23 NO EXISTING DISCUSSIONS. None of the Acquired Corporations, nor any Representative of any of the Acquired Corporations, is engaged, directly or indirectly, in any discussions or negotiations with any other Person relating to any Acquisition Proposal.

  2.24 VOTE REQUIRED. The affirmative vote of the holders of (a) a majority of the shares of Company Common Stock and Company Preferred Stock, voting as a single class, outstanding on the record date for the Company Stockholder's Meeting and (b) a majority of the shares of Company Preferred Stock outstanding on the record date for the Company Stockholders' Meeting to adopt this Agreement (the "Company Required Vote") is the only vote of the holders of any class or series of the Company's capital stock necessary to consummate the transactions contemplated by this Agreement.

  2.25 NON-CONTRAVENTION; CONSENTS. Neither (1) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, nor (2) the consummation of the Merger or any of the other transactions contemplated by this Agreement, will directly or indirectly (with or without notice or lapse of time):

    (a) contravene, conflict with or result in a violation of (i) any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of any of the Acquired Corporations, or (ii) any resolution adopted by the stockholders, the board of directors, or similar governing body, or any committee of the board of directors, or similar governing body, of any of the Acquired Corporations;

    (b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Merger or any of the other transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which any of the Acquired Corporations, or any of the assets owned or used by any of the Acquired Corporations, is subject;

    (c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of the Acquired Corporations or that otherwise relates to the business of any of the Acquired Corporations or to any of the assets owned or used by any of the Acquired Corporations;

    (d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Acquired Corporation Contract that is or would constitute an Acquired Corporation Material Contract, or give any Person the right to (i) declare a default or exercise any remedy under any such Acquired Corporation Contract, (ii) a rebate, chargeback, penalty or change in delivery schedule under any such Acquired Corporation Contract, (iii) accelerate the maturity or performance of any such Acquired Corporation Contract, or (iv) cancel, terminate or modify any term of any such Acquired Corporation Contract;

    (e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by any of the Acquired Corporations (except for minor liens that will not, in any individual case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of any of the Acquired Corporations); or

    (f) result in, or increase the likelihood of, the disclosure, delivery or transfer of any material asset of any of the Acquired Corporations to any Person.

  Except as may be required by the DGCL and the HSR Act, none of the Acquired Corporations was, is nor will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, or (y) the consummation of the Merger or any of the other transactions contemplated by this Agreement.

  2.26 FINANCIAL ADVISOR. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

SECTION 3. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

  Except as disclosed in the Parent Disclosure Schedule, Parent and Merger Sub represent and warrant to the Company as follows:

  3.1 DUE ORGANIZATION; SUBSIDIARIES; ETC.

  (a) Neither Parent nor Merger Sub own any shares of capital stock of, or equity interest of any nature in, any Entity except for the corporations identified in Part 3.1(a)(i) of the Parent Disclosure Schedule; and neither Parent, Merger Sub nor any of the other corporations identified in Part 3.1(a)(i) of the Parent Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than those identified in Part 3.1(a)(ii) of the Parent Disclosure Schedule. Neither Parent nor Merger Sub has agreed, nor is obligated or bound to any contract under which it may become obligated, to make any future investment in or capital contribution to any Entity. Neither Parent nor Merger Sub has, at any time, been a general partner of any general partnership, limited partnership or other Entity.

  (b) Parent and Merger Sub are corporations duly organized, validly existing and in good standing under the laws of the jurisdiction of their incorporation and each has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound. Merger Sub was incorporated for purposes of consummating the Merger and has never conducted any business or other activities, except in connection with this Agreement.

  (c) Each of Parent and Merger Sub are qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification and where the failure to be so qualified would have a Material Adverse Effect on Parent or Merger Sub.

  3.2 CERTIFICATE OF INCORPORATION AND BYLAWS. Parent has delivered to the Company accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents, including all amendments thereto, of Parent and Merger Sub.

  3.3 CAPITALIZATION, ETC.

  (a) The authorized capital stock of Parent consists of: (i) 25,000,000 shares of common stock, $.01 par value per share ("Parent Common Stock"), of which 14,881,039 shares have been issued and are outstanding as of the date of this Agreement; and (ii) 5,000,000 shares of Preferred Stock, $.01 par value per share, of which 30 shares of Series A Preferred Stock, $.01 par value, 68 shares of Series B Preferred Stock, $.01 par value, and 85 shares of Series C Preferred Stock, $.01 par value are outstanding as the date of this Agreement ("Parent Preferred Stock"). All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Parent does not hold any of its shares of capital stock in its treasury. Except as set forth in Part 3.3(a) of the Parent Disclosure
Schedule: (i) none of the outstanding shares of Parent Common Stock or Parent Preferred Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Parent Common Stock or Parent Preferred Stock is subject to any right of first refusal in favor of Parent; and (iii) there is no Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Parent Common Stock or Parent Preferred Stock. Parent is not under any obligation or bound by any contract pursuant to which it may be obligated to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock. The authorized capital of Merger Sub consists of 1,000 shares of Common Stock, par value $.01 per share, 100 of which are issued and outstanding and are held, beneficially and of record, by Parent.

  (b) As of the date of this Agreement: (i) 1,039,764 shares of Parent Common Stock are reserved for future issuance pursuant to stock options granted and outstanding under Parent's 1994 Stock Option Plan, as amended (the "Parent Options") and 458,236 shares of Parent Common Stock are reserved and available for future issuance pursuant to future grants of stock options; and (ii) 141,653 shares of Parent Common Stock are reserved for future issuance pursuant to Parent's 1995 Employee Stock Purchase Plan (the "1995 Purchase Plan"). Part 3.3(b)(i) of the Parent Disclosure Schedule sets forth the following information with respect to each Parent Option outstanding as of the date of this Agreement: (i) the particular plan pursuant to which such Parent Option was granted; (ii) the name of the optionee; (iii) the number of shares of Parent Common Stock subject to such Parent Option; (iv) the exercise price of such Parent Option; (v) the date on which such Parent Option was granted;
(vi) the applicable vesting schedules and the extent to which such Parent Option is vested and exercisable as of the date of this Agreement; and (vii) the date on which such Parent Option expires. Parent has delivered to the Company accurate and complete copies of all stock option plans pursuant to which Parent has granted outstanding stock options, and the forms of all stock option agreements evidencing such options. Part 3.3(b)(ii) of the Parent Disclosure Schedule sets forth the following information with respect to the outstanding warrants to purchase Parent Common Stock: (1) the number of shares of Parent Common Stock subject to such warrants; (2) the exercise price of such warrants; and (3) the date on which such warrants expire. Parent has delivered to the Company an accurate and complete copy of the forms of all such warrants.

  (c) Except as set forth in Part 3.3(a), or Part 3.3(b)(i) or Part 3.3(b)(ii) of Parent Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) granted by Parent to acquire any shares of the capital stock or other securities of Parent; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent; (iii) stockholder rights plan (or similar plan commonly referred to as a "poison pill") or Contract under which Parent is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Parent.

  (d) All outstanding shares of Parent Common Stock, all outstanding Parent Options and all outstanding warrants to purchase Parent Common Stock have been issued and granted in compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts.

  3.4 SEC FILINGS; FINANCIAL STATEMENTS.

  (a) Parent has delivered to the Company accurate and complete copies of all registration statements, proxy statements, reports, schedules, forms and other documents filed by Parent with the SEC since December 31, 1994 (the "Parent SEC Documents"). All statements, reports, schedules forms and other documents required to have been filed by Parent with the SEC have been so filed. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

  (b) The financial statements (including any related notes) contained in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments which will not, individually or in the aggregate, be material in amount); and (iii) fairly present the financial position of Parent as of the respective dates thereof and the results of operations and cash flows of Parent for the periods covered thereby.

  (c) Parent has delivered to the Company the audited balance sheet of Parent as of December 31, 1997 (the "Parent Audited Balance Sheet") and the related audited consolidated income statement, consolidated statement of stockholders' equity and consolidated statement of cash flows of Parent and its subsidiaries for the years then ended, together with the notes thereto and the unqualified report and opinion of Price Waterhouse LLP relating thereto (collectively, the "Parent Financial Statements.") The Parent Financial Statements are accurate and complete in all material respects and present fairly the consolidated financial position of Parent and its subsidiaries as of the respective dates thereof and the results of consolidated operations and consolidated cash flows of Parent and its subsidiaries for the periods covered thereby. The Parent Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered.

  3.5 ABSENCE OF CHANGES. Since December 31, 1997;

  (a) there has not been any material adverse change in the business, condition, assets, capitalization, liabilities, operations, financial performance or prospects of Parent, and no event has occurred that could reasonably be expected to have a Material Adverse Effect on Parent; and

  (b) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the assets of Parent (whether or not covered by insurance).

  (c) Parent has not (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock, or (ii) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities;

  (d) Except for the sale and issuance, prior to the Effective Time, of convertible Preferred Stock of Parent that is convertible, in the aggregate, into not more than 2,000,000 shares of Parent Common Stock (the "Preferred Sale"), Parent has not issued, granted or authorized the issuance of (i) any capital stock or other .20 security (except for Parent Common Stock issued upon the exercise of outstanding Parent Options or pursuant to the 1995 Purchase Plan), (ii) any option, warrant or right to acquire any capital stock or any other security (except for Parent Options described in Part 3.3(b)(i) of the Parent Disclosure Schedule), or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

  (e) Parent has not amended or waived any of its rights under, or permitted the acceleration of vesting under, (i) any provision of any of Parent's stock option plans, (ii) any provision of any agreement evidencing any outstanding Parent Option, or (iii) any restricted stock purchase agreement;

  (f) except as contemplated by this Agreement and except in connection with a Preferred Sale, there has been no amendment to the certificate of incorporation, bylaws or other charter or organizational documents of Parent, and Parent has not effected or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction or received any Acquisition Proposal;

  (g) other than in relation to the Company, Parent has not (i) received any Acquisition Proposal, or (ii) solicited, initiated, encouraged or induced, or provided any nonpublic information to or entered into any discussions with any Person for the purpose of soliciting, initiating, encouraging or inducing, the making or submission of any Acquisition Proposal;

  (h) Parent has not formed any subsidiary or acquired any equity interest or other interest in any other Entity, other than Merger Sub;

  (i) Parent has not made any capital expenditures which, when added to all other capital expenditures made by or on behalf of Parent since December 31, 1997, exceed $50,000 in the aggregate;

  (j) except in the ordinary course of business and consistent with past practices, Parent has not (i) entered into or permitted any of the assets owned or used by it to become bound by any Parent Material Contract (as defined in Section 2.10), or (ii) amended or terminated, or waived any material right or remedy under, any Parent Material Contract;

  (k) Parent has not (i) acquired, leased or licensed any material right or other material asset from any other Person, (ii) sold or otherwise disposed of, or leased or licensed, any material right or other material asset to any other Person, or (iii) waived or relinquished any right, except for rights or other assets acquired, leased, licensed or disposed of in the ordinary course of business and consistent with past practices;

  (l) Parent has not written off as uncollectable, or established any extraordinary reserve with respect to, any account receivable or other indebtedness;

  (m) Parent has not made any pledge of any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance, except for pledges of immaterial assets made in the ordinary course of business and consistent with past practices;

  (n) Parent has not (i) lent money to any Person, or (ii) incurred or guaranteed any indebtedness for borrowed money;

  (o) Parent has not (i) established or adopted any Parent Welfare Plan (as defined in Section 3.16(c)) or Parent Pension Plan (as defined in Section 3.16(b)), (ii) caused or permitted any Parent Welfare Plan or Parent Pension Plan to be amended in any material respect, or (iii) paid any bonus or made any profit sharing or similar payment (other than as committed pursuant to plan or agreement prior to June 30, 1997) to, or materially increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees;

  (p) Parent has not changed any of its methods of accounting or accounting practices in any respect;

  (q) Parent has not made any material Tax election;

  (r) Parent has not commenced or settled any Legal Proceeding;

  (s) Parent has not entered into any material transaction or taken any other material action that has had, or could reasonably be expected to have, a Material Adverse Effect on Parent;

  (t) Parent has not entered into any material transaction or taken any other material action outside of the ordinary course of business or inconsistent with past practices; and

  (u) Parent has not agreed or committed to take any of the actions referred to in clauses "(a)" through "(t)" above.

  3.6 TITLE TO ASSETS.

  (a) Part 3.6 of the Parent Disclosure Schedule contains a complete and accurate list of all real property, leaseholds, or other interests in real property owned by Parent (all such property owned by Parent being referred to herein as the "Parent Owned Real Property" and all such real property leased by Parent being referred to herein as the "Parent Leased Real Property"). Parent holds the leasehold interests of the Parent Leased Real Property under the real property leases described in Part 3.6 of the Parent Disclosure Schedule.

  (b) Parent owns, and has good, valid and marketable title to, all assets purported to be owned by it, including: (i) all assets reflected on the Parent Audited Balance Sheet; (ii) all other assets reflected in the books and records of Parent as being owned by Parent; and (iii) the real property identified on Part 3.6 of the Parent Disclosure Schedule. All of said assets are owned by Parent free and clear of any Encumbrances, except for (1) any lien for current taxes not yet due and payable, (2) minor liens that have arisen in the ordinary course of business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Parent and (3) liens described in Part
3.6 of the Parent Disclosure Schedule. All buildings, plants, and structures owned or leased by Parent lie wholly within the boundaries of the real property owned or leased by Parent and do not encroach upon the property of, or otherwise conflict with the property rights of, any other Person.

  3.7 RECEIVABLES; INVENTORY.

  (a) All existing accounts receivable of Parent (including those accounts receivable reflected on the Parent Audited Balance Sheet that have not yet been collected and those accounts receivable that have arisen since December 31, 1997 and have not yet been collected) (i) represent valid obligations of customers of Parent arising from bona fide transactions entered into in the ordinary course of business, (ii) to the best of Parent's knowledge, except as set forth in Part 3.7(a) of the Parent Disclosure Schedule, will be collected in full, without any counterclaim or set off (net of an allowance for doubtful accounts not to exceed $65,000 in the aggregate).

  (b) Part 3.7(b) of the Parent Disclosure Schedule contains an accurate and complete list as of the date of this Agreement of all loans and advances made by Parent to any employee, director, consultant or independent contractor of Parent, other than routine travel advances made to employees in the ordinary course of business.

  (c) All inventory of Parent, whether or not reflected in the Parent Audited Balance Sheet, consists of a quality and quantity usable and salable in the ordinary course of business, except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value in the Parent Audited Balance Sheet. All inventories not written off have been priced at the lower of cost or market on a first in, first out basis. The quantities of each item of inventory (whether raw materials, work-in-process, or finished goods) are not excessive, but are reasonable in the present circumstances of Parent.

  3.8 BUILDINGS, EQUIPMENT; LEASEHOLD. The buildings, plants, structures and all material items of equipment and other tangible assets owned by or leased to Parent are adequate for the uses to which they are being put, are in good condition and repair (ordinary wear and tear excepted), are adequate for the conduct of the business of Parent in the manner in which such business is currently being conducted, and are in compliance with all applicable Legal Requirements.

  3.9 PROPRIETARY ASSETS.

  (a) Part 3.9(a)(i) of the Parent Disclosure Schedule sets forth, with respect to each Proprietary Asset owned by Parent and registered with any Governmental Body or for which an application has been filed with any Governmental Body, (i) a brief description of such Proprietary Asset, and (ii) the names of the jurisdictions covered by the applicable registration or application. Part 3.9(a)(ii) of the Parent Disclosure Schedule identifies and provides a brief description of, any ongoing royalty or payment obligations in excess of $10,000 with respect to, each Proprietary Asset that is licensed or otherwise made available to Parent by any Person (except for any Proprietary Asset that is licensed to Parent under any third party software license generally available to the public at a price per central processing unit of not less than $5,000), and identifies the Contract under which such Proprietary Asset is being licensed or otherwise made available to Parent. To the knowledge of Parent, Parent has good, valid and marketable title to all of the Proprietary Assets identified in Part 3.9(a)(i) of the Parent Disclosure Schedule and to all other Proprietary Assets that Parent purports to own, free and clear of all Encumbrances, except for (i) any lien for current taxes not yet due and payable, and (ii) minor liens that have arisen in the ordinary course of business and that do not (individually or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Parent. To the knowledge of Parent, Parent has a valid right to use, license and otherwise exploit all Proprietary Assets identified in Part 3.9(a)(ii) of the Parent Disclosure Schedule. Except as set forth in Part 3.9(a)(iii) of the Parent Disclosure Schedule, Parent has not developed jointly with any other Person any Proprietary Asset that is material to the business of Parent with respect to which such other Person has any rights. Except as set forth in Part 3.9(a)(iv) of the Parent Disclosure Schedule, to Parent's knowledge there is no Parent Contract pursuant to which any Person has any right (whether or not currently exercisable) to use, license or otherwise exploit any Parent Proprietary Asset.

  (b) Parent has taken reasonable measures and precautions to protect and maintain the confidentiality, secrecy and value of all material Parent Proprietary Assets (except Parent Proprietary Assets whose value would be unimpaired by disclosure). Without limiting the generality of the foregoing, except as set forth in Part 3.9(b) of the Parent Disclosure Schedule, (i) all current employees of Parent who are or were involved in, or who have contributed to, the creation or development of any Parent Proprietary Asset have executed and delivered to Parent an agreement that is substantially identical to the form of Confidential Information and Invention Assignment Agreement previously delivered by Parent to the Company, and (ii) all current consultants and independent contractors to Parent who are or were involved in, or who have contributed to, the creation or development of any material Parent Proprietary Asset have executed and delivered to Parent an agreement (containing no exceptions to or exclusions from the scope of its coverage) that is substantially identical to the form of Consultant Confidential Information and Invention Assignment Agreement previously delivered by Parent to the Company. No current or former employee, officer, director, stockholder, consultant or independent contractor has any right, claim or interest in or with respect to any Parent Proprietary Asset. Parent has not disclosed or delivered to any Person, or permitted the disclosure or delivery to any escrow agent or other Person, of the source code, or any portion or aspect of the source code, or any proprietary information or algorithm contained in any source code, of any Parent Proprietary Asset.

  (c) To the best knowledge of Parent: (i) all patents, trademarks, service marks and copyrights held by Parent are valid, enforceable and subsisting;
(ii) none of the Parent Proprietary Assets and no Proprietary Asset that is currently being developed by Parent (either by itself or with any other Person) infringes, misappropriates or conflicts with any Proprietary Asset owned or used by any other Person; (iii) none of the products that are or have been designed, created, developed, assembled, manufactured or sold by Parent is infringing, misappropriating or making any unlawful or unauthorized use of any Proprietary Asset owned or used by any other Person, and none of such products has at any time infringed, misappropriated or made any unlawful or unauthorized use of, and Parent has not received any notice or other communication (in writing or otherwise) of any actual, alleged, possible or potential infringement, misappropriation or unlawful or unauthorized use of, any Proprietary Asset owned or used by any other Person; (iv) no other Person is infringing, misappropriating or making any unlawful or unauthorized use of, and no Proprietary Asset owned or used by any other Person infringes or conflicts with, any material Parent Proprietary Asset.

  (d) The Parent Proprietary Assets constitute all the Proprietary Assets necessary to enable Parent to conduct its business in the manner in which such business has been and is being conducted. Parent has not (i) licensed any of the material Parent Proprietary Assets to any Person on an exclusive basis, or
(ii) entered into any covenant not to compete or Contract limiting its ability to exploit fully any material Parent Proprietary Assets or to transact business in any market or geographical area or with any Person.

  3.10 CONTRACTS.

  (a) Part 3.10 of the Parent Disclosure Schedule identifies each Parent Contract that constitutes a "Parent Material Contract" as of the date of this Agreement. For purposes of this Agreement, each of the following shall be deemed to constitute a "Parent Material Contract":

    (i) any Contract relating to the employment of, or the performance of services by, any employee or consultant, and any Contract pursuant to which Parent is, or may become, obligated to make any severance, termination or similar payment, bonus or relocation payment or any other payment to any current or former employee or director of Parent;

    (ii) each lease, rental or occupancy agreement, installment and conditional sale agreement, and other Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property (except for any personal property lease, installment sale agreement or conditional sales agreements providing for aggregate payments by or to Parent of less than $25,000 and except for sales acknowledgements and purchase orders in the ordinary course of business);

    (iii) any Contract relating to the acquisition, transfer, development, sharing or license of any Proprietary Asset (except for (A) any Contract pursuant to which any Proprietary Asset is licensed to Parent under any third party software license generally available to the public at a price per central processing unit of less than $5,000, or (B) any license implied in the sale by Parent of a tangible product);

    (iv) any Contract which provides for indemnification of any officer, director, employee or agent of Parent;

    (v) any Contract imposing any restriction on the right or ability of Parent (A) to compete with any other Person, (B) to acquire any product or other asset or any services from any other Person, to sell any product or other asset to or perform any services for any other Person or to transact business or deal in any other manner with any other Person, or (C) to develop or distribute any technology;

    (vi) any Contract (A) relating to the acquisition, issuance, voting, registration, sale or transfer of any securities, (B) providing any Person with any preemptive right, right of participation, right of maintenance or any similar right with respect to any securities, or (C) providing Parent with any right of first refusal with respect to, or right to repurchase or redeem, any securities;

    (vii) any Contract requiring that Parent give any notice or provide any information to any Person prior to accepting any Acquisition Proposal;

    (viii) any Contract that has a term of more than 90 days and that may not be terminated without penalty within 90 days after the delivery of a termination notice by Parent (other than for the sale of products or the purchase of components or materials by Parent entered into in the ordinary course of business);

    (ix) any Contract pursuant to which Parent is or may become obligated to make payments aggregating in excess of $25,000 or pursuant to which Parent is or may be entitled to receive in excess of $25,000 (other than for the sale of products or the purchase of components or materials by Parent entered into in the ordinary course of business);

    (x) any Contract (not otherwise identified in clauses "(i)" through "(ix)" of this sentence) that has or could reasonably be expected to have a material effect on the business, condition, assets, liabilities, capitalization, operations, financial performance or prospects of Parent or on any of the transactions contemplated by this Agreement (other than for the sale of products by Parent entered into in the ordinary course of business); and

    (xi) any other Contract, if a breach of such Contract could reasonably be expected to have a Material Adverse Effect on Parent.

  There is no Parent Contract to which any Governmental Body is a party or under which any Governmental Body has any rights or obligations, or directly or indirectly benefiting any Governmental Body (including any subcontract or other Contract between Parent and any contractor or subcontractor to any Governmental Body).

  (b) Each Parent Contract that is a Parent Material Contract is valid and in full force and effect, and is enforceable by Parent in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

  (c) Except as set forth in Part 3.10 of the Parent Disclosure Schedule: (i) Parent has not violated or breached, or committed any default under, any Parent Contract, and, to the best of the knowledge of Parent, no other Person has violated or breached, or committed any default under, any Parent Contract;
(ii) to the best of the knowledge of Parent, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, (A) result in a violation or breach of any of the provisions of any Parent Contract, (B) give any Person the right to declare a default or exercise any remedy under any Parent Contract, (C) give any Person the right to a rebate, chargeback, penalty or change in delivery schedule under any Parent Contract, (D) give any Person the right to accelerate the maturity or performance of any Parent Contract, or (E) give any Person the right to cancel, terminate or modify any Parent Contract; and (iii) since September 30, 1997, Parent has not received any notice or other communication regarding any actual or possible violation or breach of, or default under, any Parent Contract.

  (d) No Person is renegotiating, or has a right pursuant to the terms of any Parent Material Contract to renegotiate, any amount paid or payable to Parent under any Material Contract or any other material term or provision of any Material Contract.

  3.11 LIABILITIES. Parent has no accrued, contingent or other liabilities of any nature, either matured or unmatured (whether or not required to be reflected in financial statements in accordance with GAAP, and whether due or to become due), except for: (a) liabilities identified as such in the "liabilities" column of the Parent Audited Balance Sheet; (b) normal and recurring liabilities that have been incurred by Parent since December 31, 1997 in the ordinary course of business and consistent with past practices; and (c) liabilities described in Part 3.11 of the Parent Disclosure Schedule.

  3.12 COMPLIANCE WITH LEGAL REQUIREMENTS. Parent is, and has at all times since December 31, 1994 been, in compliance with all applicable Legal Requirements, except where the failure to comply with such Legal Requirements has not had, either individually or in the aggregate, and could not reasonably be expected to have, a Material Adverse Effect on Parent. Since December 31, 1994, Parent has not received any notice or other communication from any Governmental Body regarding any actual or possible violation of, or failure to comply with, any Legal Requirement.

  3.13 CERTAIN BUSINESS PRACTICES. Neither Parent nor any director, officer, agent or employee of Parent has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iii) made any other unlawful payment.

  3.14 GOVERNMENTAL AUTHORIZATIONS. Parent holds all Governmental Authorizations necessary to enable Parent to conduct its business in the manner in which such business is currently being conducted. All such Governmental Authorizations are valid and in full force and effect. Parent is, and at all times since September 30, 1994 has been, in substantial compliance with the terms and requirements of such Governmental Authorizations. Since September 30, 1994, Parent has not received any notice or other communication from any

Governmental Body regarding (a) any actual or possible violation of or failure to comply with any term or requirement of any material Governmental Authorization, or (b) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any material Governmental Authorization. Part 3.14 of the Parent Disclosure Schedule contains an accurate and complete list of all presently effective United States Government Authorizations relating to the real or personal property of Parent, and Parent is in compliance with all such Governmental Authorizations.

  3.15 TAX MATTERS.

  (a) All Tax Returns required to be filed by or on behalf of Parent with any Governmental Body with respect to any taxable period ending on or before the Closing Date (the "Parent Returns") (i) have been or will be filed on or before the applicable due date (including any extensions of such due date), and (ii) have been, or will be when filed, prepared in all material respects in compliance with all applicable Legal Requirements. All amounts shown on the Parent Returns to be due on or before the Closing Date have been or will be paid on or before the Closing Date.

  (b) The Parent Audited Balance Sheet fully accrues all actual and contingent liabilities for Taxes with respect to all periods through the date thereof in accordance with GAAP. Parent will establish, in the ordinary course of business and consistent with its past practices, reserves adequate for the payment of all Taxes for the period from December 31, 1997 through the Closing Date.

  (c) No Parent Return has ever been examined or audited by any Governmental Body. No extension or waiver of the limitation period applicable to any Parent Returns has been granted (by Parent or any other Person), and no such extension or waiver has been requested from Parent.

  (d) No claim or Legal Proceeding is pending or, to the best knowledge of Parent, has been threatened against or with respect to Parent in respect of any material Tax. There are no unsatisfied liabilities for material Taxes (including liabilities for interest, additions to tax and penalties thereon and related expenses) with respect to any notice of deficiency or similar document received by Parent with respect to any material Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by Parent and with respect to which adequate reserves for payment have been established). There are no liens for material Taxes upon any of the assets of the Company except liens for current Taxes not yet due and payable. Parent has not entered into or become bound by any agreement or consent pursuant to Section 341(f) of the Code. Parent has not been, nor will be, required to include any adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions or events occurring, or accounting methods employed, prior to the Closing.

  (e) There is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of Parent that, considered individually or considered collectively with any other such Contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162 of the Code. Parent is not, nor has ever been, a party to or bound by any tax indemnity agreement, tax sharing agreement, tax allocation agreement or similar Contract.

  3.16 EMPLOYEE AND LABOR MATTERS; BENEFIT PLANS.

  (a) Part 3.16(a) of the Parent Disclosure Schedule identifies each salary, bonus, vacation, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, termination pay, death or disability benefits, hospitalization, medical, life or other insurance, flexible benefits, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program or agreement and each other employee benefit plan or arrangement maintained within the United States (collectively, the "Parent Plans") sponsored, maintained, contributed to or required to be contributed to by Parent or any ERISA Affiliate for the benefit of any current or former employee of Parent or any ERISA Affiliate.

  (b) Except as set forth in Part 3.16(a) of the Parent Disclosure Schedule, neither Parent nor any ERISA Affiliate maintains, sponsors or contributes to, or has at any time in the past maintained, sponsored or contributed to, any employee pension benefit plan (as defined in Section 3(2) of ERISA, whether or not excluded from coverage under specific Titles or Subtitles of ERISA) that is maintained within the United States for the benefit of employees or former employees of Parent or any ERISA Affiliate (a "Parent Pension Plan"). None of the Parent Pension Plans identified in the Parent Disclosure Schedule is a multiemployer plan (within the meaning of Section 3(37) of ERISA) or is subject to Section 412 of the Code, Part 3 of Subtitle B of Title I of ERISA or Title IV of ERISA.

  (c) Except as set forth in Part 3.16(a) of the Parent Disclosure Schedule, neither Parent nor any ERISA Affiliate maintains, sponsors or contributes to any: employee welfare benefit plan (as defined in Section 3(1) of ERISA, whether or not excluded from coverage under specific Titles or Subtitles of ERISA) that is maintained within the United States for the benefit of any employees or former employees of Parent or any ERISA Affiliate (a "Parent Welfare Plan"). None of the Parent Welfare Plans identified in the Parent Disclosure Schedule is a multiemployer plan (within the meaning of Section 3(37) of ERISA).

  (d) With respect to each Parent Plan, Parent has delivered to the Company:
(i) an accurate and complete copy of such Parent Plan (including all amendments thereto); (ii) an accurate and complete copy of the annual report, if required under ERISA, with respect to such Parent Plan for the last two years; (iii) an accurate and complete copy of the most recent summary plan description, together with each summary of material modifications, if required under ERISA, with respect to such Parent Plan, (iv) if such Parent Plan is funded through a trust or any third party funding vehicle, an accurate and complete copy of the trust or other funding agreement (including all amendments thereto) and accurate and complete copies the most recent financial statements thereof; (v) accurate and complete copies of all Contracts relating to such Parent Plan, including service provider agreements, insurance contracts, minimum premium contracts, stop-loss agreements, investment management agreements, subscription and participation agreements and recordkeeping agreements; and (vi) an accurate and complete copy of the most recent determination letter received from the Internal Revenue Service with respect to such Parent Plan (if such Parent Plan is intended to be qualified under Section 401(a) of the Code).

  (e) Parent is not and has never been required to be treated as a single employer with any ERISA Affiliate. Parent has never been a member of an "affiliated service group" within the meaning of Section 414(m) of the Code with any other Person within the United States. Neither Parent nor any ERISA Affiliate has ever made a complete or partial withdrawal from a multiemployer plan, as such term is defined in Section 3(37) of ERISA, that is maintained within the United States, resulting in "withdrawal liability," as such term is defined in Section 4201 of ERISA (without regard to subsequent reduction or waiver of such liability under either Section 4207 or 4208 of ERISA).

  (f) Neither Parent nor any ERISA Affiliate has any plan or commitment to create any additional Parent Welfare Plans or Parent Pension Plans, or to modify or change any existing Parent Welfare Plan or Parent Pension Plan (other than to comply with applicable law) in a manner that would affect any employee of Parent or any ERISA Affiliate.

  (g) Except as set forth in Part 3.16(k) of the Parent Disclosure Schedule, no Parent Plan provides death, medical or health benefits (whether or not insured) with respect to any current or former employee of Parent or any ERISA Affiliate after any such employee's termination of service (other than benefit coverage mandated by applicable law, including coverage provided pursuant to COBRA).

  (h) With respect to any Parent Plan constituting a group health plan within the meaning of Section 4980B(g)(2) of the Code or Section 607(1) of ERISA, the provisions of COBRA have been complied with in all material respects.

  (i) Each of the Parent Plans has been operated and administered in all material respects in accordance with applicable Legal Requirements, including but not limited to ERISA and the Code.

  (j) Each of the Parent Plans intended to be qualified under Section 401(a) of the Code has received a favorable determination as to its qualification from the Internal Revenue Service, and nothing has occurred that would adversely affect such qualification.

  (k) Except as set forth in Part 3.16(k) of the Parent Disclosure Schedule, neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, will result in any payment (including any bonus, golden parachute or severance payment) to any current or former employee or director of Parent (whether or not under any Parent Plan), or materially increase the benefits payable under any Parent Plan, or result in any acceleration of the time of payment or vesting of any such benefits.

  (l) Part 3.16(l) of the Parent Disclosure Schedule contains a list of all salaried employees of Parent located in the United States or any ERISA Affiliate as of the date of this Agreement whose salaries are in excess of $150,000 per year, and correctly reflects, in all material respects, their salaries, any other compensation payable to them (including compensation payable pursuant to bonus, deferred compensation or commission arrangements), their dates of employment and their positions. Neither Parent nor any ERISA Affiliate is a party to any collective bargaining agreement or other Contract with a labor union involving any of its employees located in the United States. There has not been, is not now pending, and no Person has threatened to commence any slowdown, work stoppage, labor or dispute or union organizing activity or any similar activity or dispute in the United States affecting Parent or any ERISA Affiliates or their employees. All of the employees of Parent and any ERISA Affiliates are "at will" employees.

  (m) Part 3.16(m) of the Parent Disclosure Schedule identifies each employee of Parent or any ERISA Affiliate who is not fully available to perform work because of disability or other leave and sets forth the basis of such leave and the anticipated date of return to full service.

  (n) Parent and each ERISA Affiliate are in compliance in all material respects with all applicable Legal Requirements and Contracts relating to employment, employment practices, wages, bonuses and terms and conditions of employment, including employee compensation matters.

  (o) Parent has good labor relations, and Parent has no knowledge of any facts indicating that (i) the consummation of the Merger or any of the other transactions contemplated by this Agreement will have a material adverse effect on the labor relations of Parent, or that (ii) any of the key employees of Parent intends to terminate his or her employment with Parent.

  3.17 ENVIRONMENTAL MATTERS.

  (a) Except as set forth in Part 3.17(a) of the Parent Disclosure Schedule, Parent is, and at all times has been, in compliance in all material respects with all applicable Environmental Laws, which compliance includes (i) the possession by Parent of all permits and other Governmental Authorizations required under applicable Environmental Laws, and (ii) compliance with the terms and conditions thereof (and the violation of which would have a Material Adverse Effect).

  (b) Except as set forth in Part 3.17(b) of the Parent Disclosure Schedule, Parent has not received any notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that Parent is not in compliance with any Environmental Law or is or may be required to undertake or bear any Environmental Liabilities. To the best knowledge of Parent, there are no circumstances that may prevent or interfere with the compliance by Parent with any Environmental Law or that may require Parent to undertake or bear any Environmental Liabilities in the future (other than routine Environmental Liabilities incurred in the ordinary course of business consistent with past practices) with respect to any Parent Property, any other property or otherwise. To the best knowledge of Parent, no current or prior owner of any Parent Property has received any notice or other communication (in writing or otherwise), whether from a Government Body, citizens group, employee or otherwise, that alleges that such current or prior owner or Parent has not been or is not in compliance with any Environmental Law or is or may be required to undertake or bear any Environmental Liabilities.

  (c) (i) To the best knowledge of Parent all Parent Property and all surface water, groundwater and soil associated with such Parent Property and (ii) to the knowledge of Parent without independent investigation, all Property to which Parent has sent any Material of Environmental Concern are free of any material environmental contamination by any Material of Environmental Concern in any concentration that may require any costs of investigation, response, removal or remedial action.

  (d) Parent has delivered to the Company true and complete copies and results of any reports, studies, analyses, tests, or monitoring possessed or initiated by Parent pertaining to Materials of Environmental Concern in, on, or under any Parent Property, or concerning compliance by Parent, or any other Person for whose conduct it is or may be held responsible, with Environmental Laws.

  (e) For purposes of this Section 3.17, "Parent Property" shall include any property, parcel or facility now or heretofore owned, leased, used or controlled by Parent or geologically or hydrologically adjoining any such property, parcel or facility.

  3.18 INSURANCE. Parent has delivered to the Company a copy of each material insurance policy and each material self insurance program relating to the business, assets or operations of Parent in the United States. Each such insurance policy is in full force and effect. Since December 31, 1994, Parent has not received any notice or other communication regarding any actual or possible (a) cancellation or invalidation of any insurance policy, (b) refusal of any coverage or rejection of any material claim under any insurance policy, or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy. Except as set forth in Part 3.18 of the Parent Disclosure Schedule, there is no pending claim (including any workers' compensation claim) under or based upon any insurance policy applicable to the business, assets or operations of Parent.

  3.19 TRANSACTIONS WITH AFFILIATES. Except as set forth in the Parent SEC Reports, since the date of Parent's last proxy statement filed with the SEC, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K promulgated by the SEC. Part 3.19 of the Parent Disclosure Schedule identifies each person who is an "affiliate" (as that term is used in Rule 145 under the Securities Act) of Parent as of the date of this Agreement.

  3.20 LEGAL PROCEEDINGS; ORDERS.

  (a) Except as set forth in Part 3.20 of the Parent Disclosure Schedule, there is no pending Legal Proceeding, and (to the best knowledge of Parent) no Person has threatened to commence any Legal Proceeding: (i) that involves Parent or any of the assets owned or used by Parent; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement. To the best knowledge of Parent, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that could reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.

  (b) There is no material order, writ, injunction, judgment or decree to which Parent, or any of the assets owned or used by Parent, is subject. To the best knowledge of Parent, no officer or key employee of Parent is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of Parent.

  3.21 AUTHORITY; BINDING NATURE OF AGREEMENT. Parent and Merger Sub have the absolute and unrestricted right, power and authority to enter into and to perform their obligations under this Agreement. The Board of Directors of Parent (at a meeting duly called and held) has (a) unanimously determined that the Merger is advisable and fair and in the best interests of the Company and its stockholders, (b) unanimously authorized and approved the execution, delivery and performance of this Agreement by Parent and has unanimously approved the Merger and the creation and issue of a sufficient amount of authorized Parent Common Stock, and (c) unanimously recommended the adoption of this Agreement by the holders of Parent Common Stock and directed that this Agreement be submitted for consideration by Parent's stockholders at the Parent Stockholders' Meeting (as defined in Section 6.3(a)). This Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

  3.22 SECTION 203 OF THE DGCL NOT APPLICABLE. As of the date hereof and at all times on or prior to the Effective Time, Section 203 of the DGCL is, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Merger and the other transactions contemplated by this Agreement.

  3.23 NO EXISTING DISCUSSIONS. Neither Parent, nor any Representative of Parent, is engaged, directly or indirectly, in any discussions or negotiations with any other Person relating to any Acquisition Proposal.

  3.24 VOTE REQUIRED. The affirmative vote of the holders of a majority of the outstanding shares of capital stock of Parent to adopt the Agreement, the Parent Preferred Stock Conversion, the Reverse Stock Split, the Increased Authorization and the Name Change at the duly convened Parent Stockholders' Meeting (the "Parent Required Vote") is the only vote of the holders of any class or series of Parent's capital stock necessary to consummate the transactions contemplated by this Agreement.

  3.25 NON CONTRAVENTION; CONSENTS. Neither (1) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, nor (2) the consummation of the Merger or any of the other transactions contemplated by this Agreement, will directly or indirectly (with or without notice or lapse of time):

    (a) contravene, conflict with or result in a violation of (i) any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of Parent or Merger Sub, or (ii) any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of Parent or Merger Sub;

    (b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Merger or any of the other transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which Parent or Merger Sub, or any of the assets owned or used by Parent or Merger Sub, is subject;

    (c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent or Merger Sub or that otherwise relates to the business of Parent or Merger Sub or to any of the assets owned or used by Parent or Merger Sub;

    (d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Parent Contract that is or would constitute a Material Contract, or give any Person the right to (i) declare a default or exercise any remedy under any such Parent Contract,
  (ii) a rebate, chargeback, penalty or change in delivery schedule under any such Parent Contract, (iii) accelerate the maturity or performance of any such Parent Contract, or (iv) cancel, terminate or modify any term of such Parent Contract;

    (e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Parent (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of Parent); or

    (f) result in, or increase the likelihood of, the disclosure, delivery or transfer of any material asset of Parent to any Person.

  Except as may be required by the Securities Act, the Exchange Act, the DGCL, the HSR Act and the rules of the National Association of Securities Dealers, Inc. (the "NASD Rules") (as they relate to the Form S-4 Registration Statement and the Joint Proxy Statement/Prospectus), neither Parent nor Merger Sub was, is nor will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, or (y) the consummation of the Merger or any of the other transactions contemplated by this Agreement.

  3.26 FAIRNESS OPINION. Parent's Board of Directors has received the written opinion of Alliant Partners, financial advisor to Parent, dated the date of this Agreement, to the effect that the Merger is fair to the stockholders of Parent from a financial point of view. Parent has furnished an accurate and complete copy of said written opinion to the Company.

  3.27 FINANCIAL ADVISOR. Except for Alliant Partners, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent. The total of all fees, commissions and other amounts that have been paid by Parent to Alliant Partners in connection with the Merger and all fees, commissions and other amounts that may become payable to Alliant Partners by Parent in connection with the Merger if the Merger is consummated will not exceed $325,000. Parent has furnished to the Company accurate and complete copies of all agreements under which any such fees, commissions or other amounts have been paid or may become payable and all indemnification and other agreements related to the engagement of Alliant Partners.

SECTION 4. CERTAIN COVENANTS OF THE COMPANY

  4.1 ACCESS AND INVESTIGATION. During the period from the date of this Agreement through the Effective Time (the "Pre Closing Period"), the Company shall: (a) provide Parent and Parent's Representatives with reasonable access to the Company, the Company's Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Company; and (b) provide Parent and Parent's Representatives, as Parent may reasonably request, with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the Company, and with such additional financial, operating and other data and information regarding the Company.

  4.2 OPERATION OF THE COMPANY'S BUSINESS.

  (a) During the Pre-Closing Period, the Company shall not (without the prior written consent of Parent):

    (i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities except as the Company deems appropriate to consummate the Merger;

    (ii) amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents, except as the Company deems appropriate to consummate the Merger; or

    (iii) change any of its methods of accounting or accounting practices in any respect.

  (b) During the Pre Closing Period, the Company shall promptly notify Parent in writing of: (i) the discovery by the Company of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by the Company in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by the Company in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement;

(iii) any material breach of any covenant or obligation of the Company; and
(iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Sections 7 or 8 impossible or unlikely or that has had or could reasonably be expected to have a Material Adverse Effect on the Company. No notification given to Parent pursuant to this Section 4.2(b) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of Parent contained in this Agreement.

  4.3 NO SOLICITATION.

  (a) The Company shall not directly or indirectly, and shall not authorize or permit any Representative of the Company directly or indirectly to, (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal or take any action that could reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any information regarding the Company to any Person in connection with or in response to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction; provided, however, that, prior to the approval of this Agreement by the Company Required Vote, this Section 4.3(a) shall not prohibit the Company from furnishing nonpublic information regarding the Company to, or entering into discussions with, any Person in response to a Superior Offer that is submitted by such Person (and not withdrawn) if (1) neither the Company nor any Representative of the Company shall have violated any of the restrictions set forth in this Section 4.3(a), (2) the Board of Directors of the Company concludes in good faith, based upon the advice of its outside legal counsel, that failure to do so would create a substantial risk of liability for breach of its fiduciary obligations to the Company's stockholders under applicable law, (3) prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, the Company gives Parent written notice of the identity of such Person and of the Company's intention to furnish nonpublic information to, or enter into discussions with, such Person, and the Company receives from such Person an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person by or on behalf of the Company, and (4) prior to furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by the Company to Parent). Without limiting the generality of the foregoing, the Company acknowledges and agrees that any violation of any of the restrictions set forth in the preceding sentence by any Representative of the Company, whether or not such Representative is purporting to act on behalf of the Company, shall be deemed to constitute a breach of this Section 4.3 by the Company.

  (b) The Company shall promptly advise Parent orally and in writing of any Acquisition Proposal (including the identity of the Person making or submitting such Acquisition Proposal and the terms thereof) that is made or submitted by any Person during the Pre-Closing Period. The Company shall keep Parent fully informed with respect to the status of any such Acquisition Proposal and any modification or proposed modification thereto.

  (c) The Company shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal.

  (d) Notwithstanding anything in this Agreement to the contrary, the Company shall not be bound, obligated or otherwise restricted under this Section 4.3 or otherwise under this Agreement with respect to any potential, proposed or actual merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or similar transaction that does not involve a change in the ownership of the equity securities of the Company sufficient to result in the stockholders of the Company as of the date hereof not holding a majority of the voting power of the outstanding securities of the Company.

  4.4 DISCLOSURE. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Form S-4 Registration Statement to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock in the Merger will, at the time the Form S-4 Registration Statement is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus will, at the time the Joint Proxy Statement/Prospectus is mailed to the stockholders of Parent and the Company or at the time of the Parent Stockholders' Meeting or the Company Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

SECTION 5. CERTAIN COVENANTS OF PARENT

  5.1 ACCESS AND INVESTIGATION. During the Pre-Closing Period, Parent shall:
(a) provide the Company and the Company's Representatives with reasonable access to Parent, Parent's Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to Parent; and (b) provide the Company and the Company's Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to Parent, and with such additional financial, operating and other data and information regarding Parent, as the Company may reasonably request. Without limiting the generality of the foregoing, during the Pre-Closing Period, Parent shall promptly provide the Company with copies of:

    (i) all material operating and financial reports prepared by Parent for its senior management, including (A) copies of the unaudited monthly balance sheets of Parent and the related unaudited monthly income statements of operations, statements of stockholders' equity and statements of cash flows and (B) copies of any sales forecasts, marketing plans, development plans, discount reports, write-off reports, hiring reports and capital expenditure reports prepared for Parent's senior management;

    (ii) any written materials or communications sent by or on behalf of Parent to its stockholders;

    (iii) any material notice, document or other communication sent by or on behalf of Parent to any party to any Parent Contract or sent to Parent by any party to any Parent Contract (other than any communication that relates solely to commercial transactions between Parent and the other party to any such Parent Contract and that is of the type sent in the ordinary course of business and consistent with past practices);

    (iv) any notice, report or other document filed with or sent to any Governmental Body in connection with the Merger or any of the other transactions contemplated by this Agreement; and

    (v) any material notice, report or other document received by Parent from any Governmental Body.

  5.2 OPERATION OF PARENT'S BUSINESS.

  (a) During the Pre-Closing Period: (i) Parent shall conduct its business and operations (A) in the ordinary course and in accordance with past practices and (B) in compliance with all applicable Legal Requirements and the requirements of all Parent Contracts that constitute Parent Material Contracts; (ii) Parent shall use all reasonable efforts to preserve intact its current business organization, keeps available the services of its current officers and employees and maintains its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with Parent; (iii) Parent shall keep in full force all insurance policies referred to in Section 3.18;
(iv) Parent shall provide all notices, assurances and support required by any Parent Contract relating to any Proprietary Asset in order to ensure that no condition under such Parent Contract occurs which could result in, or could increase the likelihood of, any transfer, disclosure or release by Parent of any Proprietary Asset; and (v) Parent shall (to the extent requested by the Company) cause its officers to report regularly to the Company concerning the status of Parent's business.

  (b) During the Pre-Closing Period, Parent shall not (without the prior written consent of the Company):

    (i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities;

    (ii) except in connection with a Preferred Sale, sell, issue, grant or authorize the issuance or grant of (A) any capital stock or other security,
  (B) any option, call, warrant or right to acquire any capital stock or other security, or (C) any instrument convertible into or exchangeable for any capital stock or other security (except that Parent may issue Parent Common Stock upon the valid exercise of Parent Options outstanding as of the date of this Agreement and except that Parent may reprice outstanding stock options or grant stock awards in exchange for cancellation of existing stock options, if any awards so granted correspond in number of shares to the stock options so cancelled and if the aggregate number of shares so repriced or granted, when combined with the number of shares subject to options that are not repriced or cancelled, does not exceed 1,039,764);

    (iii) except for the full vesting of Parent stock options that may occur on the Effective Date as a result of the Merger or any repricing of stock options, amend or waive any of its rights under, or accelerate the vesting under, any provision of Parent's stock option plans, any provision of any agreement evidencing any outstanding stock option or any restricted stock purchase agreement, or otherwise modify any of the terms of any outstanding option, warrant or other security or any related Contract;

    (iv) other than as contemplated by this Agreement and except in connection with a Preferred Sale, amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

    (v) form any subsidiary or acquire any equity interest or other interest in any other Entity;

    (vi) make any capital expenditure (except that Parent may make capital expenditures that, when added to all other capital expenditures made on behalf of Parent during the Pre Closing Period, do not exceed $50,000 in the aggregate);

    (vii) enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any Parent Contract that constitutes or would constitute a Parent Material Contract other than in the ordinary course of business, or amend or terminate, or waive or exercise any material right or remedy (including any right to repurchase shares of Parent Common Stock) under, any Parent Contract that constitutes a Parent Material Contract;

    (viii) acquire, lease or license any right or other asset from any other Person or sell or otherwise dispose of, or lease or license, any right or other asset to any other Person (except in each case for assets acquired, leased, licensed or disposed of by Parent in the ordinary course of business and consistent with past practices), or waive or relinquish any material right;

    (ix) write off as uncollectable, or establish any extraordinary reserve with respect to, any accounts receivable or other indebtedness, other than in the ordinary course of business;

    (x) make any pledge of any of its assets or otherwise permit any of its assets to become subject to any encumbrance, except for pledges of immaterial assets made in the ordinary course of business and consistent with past practices;

    (xi) except pursuant to lines of credit and subject to credit limits in effect prior to the date of this Agreement and except for up to an additional $1,000,000 in indebtedness for borrowed money which may be incurred by Parent, lend money to any Person or incur or guarantee any indebtedness;

    (xii) except for severance and fully vested deferred compensation that is payable upon termination of employment from Parent without cause on or after the Effective Date, establish, adopt or amend any employee benefit plan, pay any bonus or make any profit sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees;

    (xiii) hire any new employee or engage any consultant or independent contractor;

    (xiv) change any of its methods of accounting or accounting practices in any respect;

    (xv) make any Tax election;

    (xvi) commence or settle any Legal Proceeding, except to enforce its rights under this Agreement;

    (xvii) enter into any material transaction or take any other material action outside the ordinary course of business or inconsistent with past practices;

    (xviii) enter into any material transaction or take any other material action that could reasonably be expected to have a Material Adverse Effect on Parent; or

    (xix) agree or commit to take any of the actions described in clauses "(i)" through "(xviii)" of this Section 5.2(b).

  (c) During the Pre Closing Period, Parent shall promptly notify the Company in writing of: (i) the discovery by Parent of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by Parent in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by Parent in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of Parent; and (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Sections 7 or 8 impossible or unlikely or that has had or could reasonably be expected to have a Material Adverse Effect on Parent. No notification given to the Company pursuant to this Section 5.2(c) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of Parent contained in this Agreement.

  5.3 NO SOLICITATION.

  (a) Parent shall not directly or indirectly, and shall not authorize or permit any Representative of Parent directly or indirectly to, (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal or take any action that could reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any information regarding Parent to any Person in connection with or in response to an Acquisition Proposal,
(iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction; provided, however, that, prior to the approval of this Agreement by the Parent Required Vote, this Section 5.3(a) shall not prohibit Parent from furnishing nonpublic information regarding Parent to, or entering into discussions with, any Person in response to a Superior Offer that is submitted by such Person (and not withdrawn) if (1) neither Parent nor any Representative of Parent shall have violated any of the restrictions set forth in this Section 5.3(a),
(2) the Board of Directors of Parent concludes in good faith, based upon the advice of its outside legal counsel, that failure to do so would create a substantial risk of liability for breach of its fiduciary obligations to Parent's stockholders under applicable law, (3) prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, Parent gives the Company written notice of the identity of such Person and of Parent's intention to furnish nonpublic information to, or enter into discussions with, such Person, and Parent receives from such Person an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person by or on behalf of Parent, and (4) prior to furnishing any such nonpublic information to such Person, Parent furnishes such nonpublic information to the Company (to the extent such nonpublic information has not been previously furnished by Parent to the Company). Without limiting the generality of the foregoing, Parent acknowledges and agrees that any violation of any of the restrictions set forth in the preceding sentence by any Representative of Parent, whether or not such Representative is purporting to act on behalf of Parent, shall be deemed to constitute a breach of this
Section 5.3 by Parent.

  (b) Parent shall promptly advise the Company orally and in writing of any Acquisition Proposal (including the identity of the Person making or submitting such Acquisition Proposal and the terms thereof) that is made or submitted by any Person during the Pre-Closing Period. Parent shall keep the Company fully informed with respect to the status of any such Acquisition Proposal and any modification or proposed modification thereto.

  (c) Parent shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal.

  5.4 PARENT CAPITALIZATION; NAME CHANGE. Prior to the Closing, Parent shall
(a) cause all of its outstanding preferred stock to be converted into Parent Common Stock in accordance with the provisions of Parent's Certificate of Incorporation (the "Parent Preferred Stock Conversion"), (b) cause the Parent Common Stock to be combined on a one hundred fifty (150) for one (1) basis (the "Reverse Stock Split Ratio"), such that, in one or more steps, each one hundred fifty (150) outstanding shares of Parent Common Stock shall be combined into one (1) share of Parent Common Stock (the "Reverse Stock Split")
(c) increase the number of authorized shares of Parent Common Stock to 40,000,000 (the "Increased Authorization") and (d) take all requisite corporate action necessary (including board and stockholder approval) to approve the change of Parent's name to a name designated by the Company prior to the filing of the Form S-4 Registration Statement (the "Name Change").

  5.5 DISCLOSURES. None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus will, at the time the Joint Proxy Statement/Prospectus is mailed to the stockholders of Parent and the Company or at the time of the Parent Stockholders' Meeting or the Company Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Joint Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act and the rules and regulations promulgated by the SEC thereunder.

SECTION 6. ADDITIONAL COVENANTS OF THE PARTIES

  6.1 REGISTRATION STATEMENT; JOINT PROXY STATEMENT/PROSPECTUS.

  (a) As promptly as practicable after the date of this Agreement, Parent and the Company shall prepare and cause to be filed with the SEC the Form S-4 Registration Statement and the Joint Proxy Statement/Prospectus. Each of Parent and the Company shall use all reasonable efforts to cause the Form S-4 Registration Statement (including the Joint Proxy Statement/Prospectus) to comply with the rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Each of Parent and the Company shall use all reasonable efforts to cause the Joint Proxy Statement/Prospectus to be mailed to the parties' stockholders, as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. The Company shall promptly furnish to Parent all information concerning the Company and the Company's stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 6.1. If any event relating to the Company occurs, or if the Company becomes aware of any information that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus, then the Company shall promptly inform Parent thereof and shall cooperate with Parent in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the stockholders of the Company.

  (b) Prior to the Effective Time, Parent shall use reasonable efforts to obtain all regulatory approvals needed to ensure that the Parent Common Stock to be issued in the Merger will be registered or qualified under the securities law of every jurisdiction of the United States in which any registered holder of Company Common

Stock has an address of record on the record date for determining the stockholders entitled to notice of and to vote at the Company Stockholders' Meeting.

  6.2 COMPANY STOCKHOLDERS' MEETING.

  (a) The Company shall take all action necessary under all applicable Legal Requirements to call, give notice of, convene and hold a meeting of the holders of Company Common Stock to consider, act upon and vote upon the adoption of this Agreement (the "Company Stockholders' Meeting"). The Company Stockholders' Meeting will be held as promptly as practicable and in any event within 45 days after the Form S-4 Registration Statement is declared effective by the SEC. The Company shall ensure that the Company Stockholders' Meeting is called, noticed, convened, held and conducted, and that all proxies solicited in connection with the Company Stockholders' Meeting are solicited, in compliance with all applicable Legal Requirements. The Company's obligation to call, give notice of, convene and hold the Company Stockholders' Meeting in accordance with this Section 6.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any withdrawal, amendment or modification of the recommendation of the Board of Directors of the Company with respect to the Merger.

  (b) Subject to Section 6.2(c): (i) the Board of Directors of the Company shall unanimously recommend that the Company's stockholders vote in favor of the adoption of this Agreement at the Company Stockholders' Meeting; (ii) the Joint Proxy Statement/Prospectus shall include a statement to the effect that the Board of Directors of the Company has unanimously recommended that the Company's stockholders vote in favor of the adoption of this Agreement at the Company Stockholders' Meeting; and (iii) neither the Board of Directors of the Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, in a manner adverse to Parent, the unanimous recommendations of the Board of Directors of the Company that the Company's stockholders vote in favor of the adoption of this Agreement. For purposes of this Agreement, said recommendations of the Board of Directors shall be deemed to have been modified in a manner adverse to Parent if said recommendations shall no longer be unanimous.

  (c) Nothing in Section 6.2(b) shall prevent the Board of Directors of the Company from withdrawing, amending or modifying its unanimous recommendations in favor of the adoption of this Agreement at any time prior to the adoption of this Agreement by the Company Required Vote if (i) a Superior Offer is made to the Company and is not withdrawn, and (ii) the Board of Directors of the Company concludes in good faith, in light of such offer, based upon the advice of its outside counsel, that the failure to withdraw, amend or modify such recommendation would create a substantial risk of liability for breach of its fiduciary obligations to the Company's stockholders under applicable law. Nothing contained in this Section 6.2 shall limit the Company's obligation to call, give notice of, convene and hold the Company Stockholders' Meeting (regardless of whether the unanimous recommendation of the Board of Directors of the Company shall have been withdrawn, amended or modified).

  6.3 PARENT STOCKHOLDERS' MEETING.

  (a) Parent shall take all action necessary under all applicable Legal Requirements to call, give notice of, convene and hold a meeting of the holders of Parent Common Stock to consider, act upon and vote upon (i) the adoption of this Agreement, (ii) the Parent Preferred Stock Conversion, (iii) the Reverse Stock Split, (iv) the Increased Authorization and (v) the Name Change (the "Parent Stockholders' Meeting"). The Parent Stockholders' Meeting will be held as promptly as practicable and in any event within 45 days after the Form S-4 Registration Statement is declared effective by the SEC. Parent shall ensure that the Parent Stockholders' Meeting is called, noticed, convened, held and conducted, and that all proxies solicited in connection with the Parent Stockholders' Meeting are solicited, in compliance with all applicable Legal Requirements. Parent's obligation to call, give notice of, convene and hold the Parent Stockholders' Meeting in accordance with this
Section 6.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any withdrawal, amendment or modification of the recommendation of the Board of Directors of Parent with respect to the Merger.

  (b) Subject to Section 6.3(c): (i) the Board of Directors of Parent shall unanimously recommend that Parent's stockholders vote in favor of (A) the adoption of this Agreement, (B) the Parent Preferred Stock Conversion, (C) the Reverse Stock Split (D) the Increased Authorization, and (E) the Name Change at the Parent Stockholders' Meeting; (ii) the Joint Proxy Statement/Prospectus shall include a statement to the effect that the Board of Directors of Parent has unanimously recommended that Parent's stockholders vote in favor of (A) the adoption of this Agreement, (B) the Parent Preferred Stock Conversion, (C) the Reverse Stock Split, (D) the Increased Authorization and (E) the Name Change at the Parent Stockholders' Meeting; and (iii) neither the Board of Directors of Parent nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, in a manner adverse to the Company, the unanimous recommendation of the Board of Directors of Parent that Parent's stockholders vote in favor of (A) the adoption of this Agreement, (B) the Parent Preferred Stock Conversion, (C) the Reverse Stock Split, (D) the Increased Authorization and (E) the Name Change. For purposes of this Agreement, said recommendation of the Board of Directors shall be deemed to have been modified in a manner adverse to the Company if said recommendation shall no longer be unanimous.

  (c) Nothing in Section 6.3(b) shall prevent the Board of Directors of Parent from withdrawing, amending or modifying its unanimous recommendation in favor of the adoption of this Agreement and amending the Form S-4 Registration Statement (provided that Parent shall use its best efforts not to delay the Parent Stockholders' Meeting if it amends the Form S-4 Registration Statement) at any time prior to the adoption of this Agreement by the Parent Required Vote if (i) a Superior Offer is made to Parent and is not withdrawn, (ii) neither Parent nor any of its Representatives shall have violated any of the restrictions set forth in Section 5.3, and (iii) the Board of Directors of Parent concludes in good faith, in light of such offer, based upon the advice of its outside counsel, that failure to withdraw, amend or modify such recommendation would create a substantial risk of liability for breach of its fiduciary obligations to Parent's stockholders under applicable law. Nothing contained in this Section 6.3 shall limit Parent's obligation to call, give notice of, convene and hold the Parent Stockholders' Meeting (regardless of whether the unanimous recommendation of the Board of Directors of Parent shall have been withdrawn, amended or modified).

  6.4 REGULATORY APPROVALS. The Company and Parent shall use all reasonable efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed with any Governmental Body with respect to the Merger and the other transactions contemplated by this Agreement, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, Parent shall, and the Company shall use reasonable efforts to cause Asea Brown Boveri AG ("ABB") to, prepare and file the notifications required under the HSR Act in connection with the Merger. The Company and Parent shall respond as promptly as practicable to (a) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation and (b) any inquiries or requests received from any state attorney general or other Governmental Body in connection with antitrust or related matters. The Company and Parent shall (1) give each other prompt notice of the commencement of any Legal Proceeding by or before any Governmental Body with respect to the Merger or any of the other transactions contemplated by this Agreement, (2) keep the other party informed as to the status of any such Legal Proceeding, and (3) promptly inform the other party of any communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Body regarding the Merger. To the extent within their control, the Company and Parent will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Legal Proceeding under or relating to the HSR Act or any other federal or state antitrust or fair trade law. In addition, except as may be prohibited by any Governmental Body or by any Legal Requirement, to the extent permitted by ABB, in connection with any Legal Proceeding under or relating to the HSR Act or any other federal or state antitrust or fair trade law or any other similar Legal Proceeding, each of the Company and Parent agrees to permit authorized Representatives of the other party to be present at each meeting or conference relating to any such Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with any such Legal Proceeding.

  6.5 INDEMNIFICATION OF OFFICERS AND DIRECTORS.

  (a) From and after the Effective Time, Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to (i) each indemnification agreement currently in effect between Parent and each person who is or was a director or officer of Parent at or prior to the Effective Time and (ii) any indemnification provision under the Company's Certificate of Incorporation or By-Laws and any indemnification provision under Parent's Certificate of Incorporation or By-Laws, all as is in effect on the date hereof (the persons to be indemnified pursuant to the agreements or provisions referred to in this Section 6.5(a) shall be referred to as, collectively, the "Indemnified Parties"). The Certificate of Incorporation and By-Laws of the Surviving Corporation shall contain the provisions with respect to indemnification and exculpation from liability set forth in the Company's Certificate of Incorporation and By-Laws on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of any Indemnified Party.

  (b) Without limiting the provisions of Section 6.5(a), during the period ending six years after the Effective Time, Parent will indemnify and hold harmless each Indemnified Party against and from any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to (1) any action or omission or alleged action or omission in his or her capacity as a director or officer of the Company, Parent or any of their subsidiaries (regardless of whether such action or omission, or alleged action or omission, occurred prior to, on or after the Closing Date) or (2) any of the transactions contemplated by this Agreement, in each case to the full extent a corporation is permitted under the DGCL to indemnify its own directors and officers, as the case may be; provided, however, that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Party delivers to Parent a written notice asserting a claim for indemnification under this Section 6.5(b), then the claim asserted in such notice shall survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved. In the event of any such claim, action, suit, proceeding or investigation, (i) Parent will have the right to control the defense thereof after the Effective Time (it being understood that, by electing to control the defense thereof, Parent will be deemed to have waived any right to object to the indemnified Parties' entitlements to indemnification hereunder with respect thereto), (ii) any counsel retained by the Indemnified Parties with respect to the defense thereof for any period after the Effective Time must be reasonably satisfactory to Parent, and (iii) after the Effective Time, Parent will pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received (provided that in the event that any Indemnified Party is not entitled to indemnification hereunder, any amounts advanced on his or her behalf shall be remitted to the Surviving Corporation); provided, however, that neither Parent nor the Surviving Corporation nor any Indemnified Party, will be liable for any settlement effected without its express written consent. The Indemnified Parties as a group may retain only one law firm (in addition to local counsel) to represent them with respect to any single action unless counsel for any Indemnified Party determines in good faith that, under applicable standards of professional conduct, a conflict exists or is reasonably likely to arise on any material issue between the positions of any two or more Indemnified Parties. Notwithstanding anything to the contrary contained in this Section 6.5(b) or elsewhere in this Agreement, Parent agrees that it will not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation for which indemnification may be sought under this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Parties from all liability arising out of such claim, action, suit, proceeding or investigation. Without limiting the foregoing, in any case in which approval of or a determination by the Surviving Corporation is required to effectuate any indemnification, the Indemnified Parties will conclusively be deemed to have met the applicable standards for indemnification with respect to any actions or omissions of such Indemnified Parties as an officer or director of the Company or Parent on or prior to the Effective Time relating to any of the transactions contemplated by this Agreement.

  (c) Parent and the Surviving Corporation jointly and severally agree to pay all expenses, including attorneys' fees, that may be incurred by the Indemnified Parties in enforcing the indemnity and other obligations provided for in this Section 6.5.

  (d) Parent shall maintain in effect for a period of three years after the Effective Time the policy of officers' and directors' liability insurance maintained by Parent on the date of this Agreement, with coverage in amount and scope at least as favorable as the Parent's existing directors' and officers' liability insurance coverage, provided that such policy shall not be required to be maintained if equivalent coverage is provided to such Persons under another policy of officers' and directors' liability insurance; and provided further that in no event shall Parent be required to expend in any one year an amount in excess of 150% of the annual premium currently paid by Parent for such insurance; and provided further, that if the annual premiums of such insurance coverage exceed such amount, Parent shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

  (e) This Section 6.5 shall survive the consummation of the Merger and the Effective Time, is intended to benefit and may be enforced by the Company, Parent, the Surviving Corporation and the Indemnified Parties, and shall be binding on all successors and assigns of Parent and the Surviving Corporation.

  6.6 ADDITIONAL AGREEMENTS.

  (a) Subject to Section 6.6(b), Parent and the Company shall use all reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, but subject to
Section 6.6(b), each party to this Agreement (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement, (ii) shall use all reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement, and (iii) shall use all reasonable efforts to lift any restraint, injunction or other legal bar to the Merger. Each party shall promptly deliver to the other party a copy of each such filing made, each such notice given and each such Consent obtained by such party during the Pre-Closing Period.

  (b) Notwithstanding anything to the contrary contained in this Agreement, neither Parent nor the Company shall have any obligation under this Agreement
(i) to dispose of any assets; (ii) to discontinue offering any product; (iii) to license or otherwise make available to any Person any technology, software or other Proprietary Asset; (iv) to hold separate any assets or operations (either before or after the Closing Date); or (v) to make any commitment (to any Governmental Body or otherwise) regarding its future operations.

  6.7 DISCLOSURE. Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger or any of the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, neither party shall, nor shall permit any of its Representatives to, make any disclosure regarding the Merger or any of the other transactions contemplated by this Agreement unless (a) the other party shall have approved such disclosure or
(b) the party making such disclosure shall have been advised in writing by its outside legal counsel that such disclosure is required by applicable law.

  6.8 AFFILIATE AGREEMENTS. The Company shall use all reasonable efforts to cause each Person identified in Part 2.19 of the Acquired Corporation Disclosure Schedule and each other Person who is or becomes an "affiliate" (as that term is used in Rule 145 under the Securities Act) of the Company to execute and deliver to Parent, prior to the date of the mailing of the Joint Proxy Statement/Prospectus to the Company's stockholders, an Affiliate Agreement in the form of Exhibit D.

  6.9 TAX MATTERS.

  (a) At or prior to the filing of the Form S-4 Registration Statement, Parent and Merger Sub and the Company shall execute and deliver to Cooley Godward LLP and to Pillsbury Madison & Sutro LLP tax representation letters in the forms attached hereto as Exhibits E and F, respectively.

  (b) Parent, Merger Sub and the Company shall each confirm to Cooley Godward LLP and to Pillsbury Madison & Sutro LLP the accuracy and completeness as of the Effective Time of the tax representation letters delivered pursuant to
Section 6.9(a).

  (c) Parent and the Company shall use all reasonable efforts prior to the Effective Time to cause the Merger to qualify as a tax free reorganization under Section 368(a) of the Code.

  (d) Following delivery of the tax representation letters pursuant to Section 6.9(a), each of Parent and the Company shall use its reasonable efforts to cause Pillsbury Madison & Sutro LLP and Cooley Godward LLP, respectively, to deliver promptly to it a legal opinion satisfying the requirements of Item 601 of Regulation S-K promulgated under the Securities Act. In rendering such opinions, each of such counsel shall be entitled to rely on the tax representation letters delivered pursuant to Section 6.9(a).

  6.10 CORPORATE GOVERNANCE.

  (a) Parent shall obtain and deliver to the Company at the Closing the resignation of each officer and director of Parent, other than the resignation of James Kochman as a director of Parent.

  (b) Parent shall take all necessary action to reconstitute the Board of Directors of Parent to consist as of the Effective Time of the individuals identified in Exhibit H.

  6.11 RESIGNATIONS. The parties agree that any written resignation that is entered into by an employee of Parent, and which is delivered by such employee at the request of the Company, shall be considered for all purposes a termination of such employee without cause. A resignation by an individual as a director or officer of Parent shall not, in and of itself, constitute a resignation as an employee as described in this Section 6.11.

  6.12 REGISTRATION RIGHTS AGREEMENT. Parent shall execute and enter into a Registration and Stockholder Rights Agreement, in the form of Exhibit G, with ABB and its affiliates.

SECTION 7. CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

  The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

  7.1 ACCURACY OF REPRESENTATIONS. The representations and warranties of each of the Acquired Corporations contained in this Agreement shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Acquired Corporation Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

  7.2 PERFORMANCE OF COVENANTS. Each covenant or obligation that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

  7.3 EFFECTIVENESS OF REGISTRATION STATEMENT. The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued by the SEC with respect to the Form S-4 Registration Statement.

  7.4 PARENT STOCKHOLDER APPROVAL. This Agreement, the Parent Preferred Stock Conversion, Reverse Stock Split, the Increased Authorization and the Name Change shall have been duly adopted by the Parent Required Vote.

  7.5 COMPANY STOCKHOLDER APPROVAL. This Agreement shall have been duly adopted by the Company Required Vote.

  7.6 AGREEMENTS AND DOCUMENTS. Parent and the Company shall have received the following agreements and documents, each of which shall be in full force and effect:

    (a) a legal opinion of Cooley Godward LLP, dated as of the Closing Date, in the form of Exhibit I; and

    (b) a certificate executed on behalf of the Company by its Chief Executive Officer confirming that the conditions set forth in Sections 7.1, 7.2, 7.5 and 7.7 have been duly satisfied.

  7.7 NO MATERIAL ADVERSE CHANGE. There shall have been no material adverse change in the business, condition, capitalization, assets, liabilities, operations or financial performance of the Company since the date of this Agreement.

  7.8 HSR ACT. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

  7.9 ADDITIONAL SHARES. The shares of Parent Common Stock to be issued in the Merger shall have been approved for trading (subject to notice of issuance) on the Nasdaq Small Cap Market.

  7.10 NO RESTRAINTS. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

  7.11 CONSENTS. All material Consents required to be obtained by the Company in connection with the Merger and the other transactions contemplated by this Agreement (including the Consents identified in Part 7.11 of the Acquired Corporation Schedule) shall have been obtained and shall be in full force and effect.

SECTION 8. CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY

  The obligation of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of the following conditions:

  8.1 ACCURACY OF REPRESENTATIONS. The representations and warranties of Parent and Merger Sub contained in this Agreement shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

  8.2 PERFORMANCE OF COVENANTS. Each covenant or obligation that Parent or Merger Sub is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

  8.3 EFFECTIVENESS OF REGISTRATION STATEMENT. The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued by the SEC with respect to the Form S-4 Registration Statement.

  8.4 PARENT STOCKHOLDER APPROVAL. This Agreement, the Preferred Stock Conversion, the Reverse Stock Split, the Increased Authorization and the Name Change shall have been duly adopted by the Parent Required Vote.

  8.5 COMPANY STOCKHOLDER APPROVAL. This Agreement shall have been duly adopted and approved by the Company Required Vote.

  8.6 PARENT CAPITALIZATION. The Parent Preferred Stock Conversion, the Reverse Stock Split and the Increased Authorization shall have been duly effected.

  8.7 CONSENTS. All material Consents required to be obtained in connection with the Merger and the other transactions contemplated by this Agreement (including the Consents identified in Part 8.7 of the Parent Disclosure Schedule) shall have been obtained and shall be in full force and effect.

  8.8 AGREEMENTS AND DOCUMENTS. The Company shall have received the following agreements and documents, each of which shall be in full force and effect:

    (a) Affiliate Agreements in the form of Exhibit D, executed by each Person who could reasonably be deemed to be an "affiliate" of the Company (as that term is used in Rule 145 under the Securities Act);

    (b) a legal opinion of Pillsbury Madison & Sutro LLP dated as of the Closing Date, in the form of Exhibit J;

    (c) a legal opinion of Cooley Godward LLP dated as of the Closing Date and addressed to the Company, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code (it being understood that, in rendering such opinion, Cooley Godward LLP may rely upon the tax representation letters referred to in Section 6.9); provided, however, that if Cooley Godward LLP does not render such opinion or withdraws or modifies such opinion, this condition shall nonetheless be deemed to be satisfied if counsel to Parent renders such opinion to the Company. In rendering such opinion, such firm may rely on the tax representation letters referred to in Section 6.9;

    (d) a certificate executed on behalf of Parent by its Chief Executive Officer confirming that the conditions set forth in Sections 8.1, 8.2, 8.4, 8.6, 8.7 (insofar as it relates to the Consents identified in Part 8.7 of the Parent Disclosure Schedule), 8.9, 8.10 and 8.18 have been duly satisfied;

    (e) the written resignations of all officers and directors of Parent (except for the resignation of James Kochman as a director of Parent), effective as of the Effective Time;

    (f) evidence of Parent's compliance with Section 6.10(b); and

    (g) a Registration and Stockholder Rights Agreement in the form of Exhibit G, executed by Parent and ABB.

  8.9 NO MATERIAL ADVERSE CHANGE. There shall have been no material adverse change in the business, condition, capitalization, assets, liabilities, operations or financial performance of Parent since the date of this Agreement.

  8.10 MARKET FOR PARENT COMMON STOCK. Parent Common Stock shall be traded on the Nasdaq SmallCap Market and the Company shall be reasonably satisfied that Parent has complied with NASD Manual Rule 4330 (f).

  8.11 HSR ACT. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

  8.12 ADDITIONAL SHARES. The shares of Parent Common Stock to be issued in the Merger shall have been approved for trading (subject to notice of issuance) in the Nasdaq SmallCap Market.

  8.13 APPRAISAL RIGHTS. Not more than one percent (1%) of the outstanding shares of Company Common Stock and not more than one percent (1%) of the outstanding shares of Company Preferred Stock shall have appraisal rights available under Section 262 of the DGCL.

  8.14 BLUE SKY LAW. Parent shall have received all permits and other authorizations required under applicable state securities laws for the issuance of shares of Parent Common Stock pursuant to the Merger.

  8.15 NO RESTRAINTS. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

  8.16 NO GOVERNMENTAL LITIGATION. There shall not be pending or threatened any Legal Proceeding in which a Governmental Body is or is threatened to become a party or is otherwise involved: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (b) relating to the Merger and seeking to obtain from Parent, the Company or any of its subsidiaries any damages that may be material to the combined company after the Effective Time;
(c) seeking to prohibit or limit in any material respect Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; or (d) which would materially and adversely affect the right of Parent, the Surviving Corporation or any subsidiary of Parent to own the assets or operate the business of Parent or of the Company.

  8.17 NO OTHER LITIGATION. There shall not be pending any Legal Proceeding in which there is a reasonable possibility of an outcome that would have a Material Adverse Effect on the Company or on Parent: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (b) relating to the Merger and seeking to obtain from Parent, the Company or any of its subsidiaries any damages that may be material to the combined company after the Effective Time;
(c) seeking to prohibit or limit in any material respect Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; or (d) which would materially and adversely affect the right of Parent, the Surviving Corporation or any subsidiary of Parent to own the assets or operate the business of Parent or of the Company.

  8.18 TAXES. All Parent Returns due to be filed on or before the Closing Date
(a) shall have been filed and (b) shall have been prepared in all material respects in compliance with all applicable Legal Requirements.

SECTION 9. TERMINATION

  9.1 TERMINATION. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the stockholders of Parent or the Company):

    (a) by mutual written consent of Parent and the Company;

    (b) by either Parent or the Company if the Merger shall not have been consummated by August 14, 1998 (unless the failure to consummate the Merger is attributable to a failure on the part of the party seeking to terminate this Agreement to perform any material obligation required to be performed by such party at or prior to the Effective Time);

    (c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

    (d) by either Parent or the Company if (i) the Company Stockholders' Meeting shall have been held and (ii) this Agreement shall not have been adopted at such meeting by the Company Required Vote;

    (e) by either Parent or the Company if (i) the Parent Stockholders' Meeting shall have been held and (ii) this Agreement, the Reverse Stock Split, the Parent Preferred Stock Conversion, the Increased

  Authorization or the Name Change shall not have been adopted at such meeting by the Parent Required Vote;

    (f) by the Company (at any time prior to the adoption of this Agreement by the Parent Required Vote) if a Triggering Event shall have occurred;

    (g) by Parent if any of the Company's representations and warranties contained in this Agreement shall be or shall have become materially inaccurate, or if any of the Company's covenants contained in this Agreement shall have been breached in any material respect; provided, however, that if an inaccuracy in the Company's representations and warranties or a breach of a covenant by the Company is curable by the Company and the Company is continuing to exercise all reasonable efforts to cure such inaccuracy or breach, then Parent may not terminate this Agreement under this Section 9.1(g) on account of such inaccuracy or breach; or

    (h) by the Company if any of Parent's representations and warranties contained in this Agreement shall be or shall have become materially inaccurate, or if any of Parent's covenants contained in this Agreement shall have been breached in any material respect; provided, however, that if an inaccuracy in Parent's representations and warranties or a breach of a covenant by Parent is curable by Parent and Parent is continuing to exercise all reasonable efforts to cure such inaccuracy or breach, then the Company may not terminate this Agreement under this Section 9.1(h) on account of such inaccuracy or breach.

  9.2 EFFECT OF TERMINATION. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.2, Section 9.3 and Section 10 shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement shall not relieve any party from any liability for any breach of any representation, warranty or covenant contained in this Agreement.

  9.3 EXPENSES; TERMINATION FEES.

  (a) Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated;

  (b) (i) If this Agreement is terminated by Parent or the Company pursuant to
Section 9.1(e), or if this Agreement is terminated by the Company pursuant to
Section 9.1(f), and (ii) if prior to the date six months after the date of such termination, (A) Parent enters into any agreement involving an Acquisition Transaction, (B) a tender offer, an exchange offer, or a share exchange is commenced that would constitute an Acquisition Transaction if completed or (C) an Acquisition Transaction is otherwise consummated (each, the "Alternate Transaction") then, upon consummation of such Alternate Transaction, Parent shall pay to the Company, in cash, a nonrefundable fee in the amount of $500,000.

  (c) The fee referred to in Section 9.3(b) shall be paid by Parent within two
(2) business days after becoming payable pursuant to Section 9.3(b).

  (d) If this Agreement is terminated by Parent or the Company pursuant to
Section 9.1(d), then the Company shall pay to Parent within two (2) business days of the date of the termination a nonrefundable fee in the amount of $500,000 to cover Parent's expenses in connection with the proposed transaction.

SECTION 10. MISCELLANEOUS PROVISIONS

  10.1 AMENDMENT. This Agreement may be amended with the approval of the respective Boards of Directors of the Company and Parent at any time before or after adoption of this Agreement by the stockholders of the Company or the stockholders of Parent; provided, however, that after any such adoption of this Agreement by Parent's stockholders or the Company's stockholders, no amendment shall be made which (a) by law requires further approval of the stockholders of the Company without the further approval of such stockholders or (b) requires further approval of the stockholders of Parent without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

  10.2 WAIVER.

  (a) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

  (b) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

  10.3 NO SURVIVAL OF REPRESENTATIONS AND WARRANTIES. None of the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Merger.

  10.4 ENTIRE AGREEMENT; COUNTERPARTS; APPLICABLE LAW. This Agreement and the other agreements referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument, and shall be governed in all respects by the laws of the State of Delaware as applied to contracts entered into and to be performed entirely within Delaware.

  10.5 DISCLOSURE SCHEDULE. The Acquired Corporation Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Section 2, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered section in Section 2, and shall not be deemed to relate to or to qualify any other representation or warranty. The Parent Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Section 3, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered section in Section 3, and shall not be deemed to relate to or to qualify any other representation or warranty.

  10.6 ATTORNEYS' FEES. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys' fees and all other reasonable costs and expenses incurred in such action or suit.

  10.7 ASSIGNABILITY. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor the Company's rights hereunder may be assigned by the Company without the prior written consent of Parent, and any attempted assignment of this Agreement or any of such rights by the Company without such consent shall be void and of no effect. Except as set forth in Section 6.5 with respect to the current directors and officers of the Company and Parent, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

  10.8 NOTICES. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

    IF TO PARENT:

    Paradigm Technology, Inc.
    694 Tasman Drive
    Milpitas, CA 95035
    Attn: Michael Gulett
    Phone: (408) 954-0500
    Fax: (408) 954-1046

    WITH A COPY TO:

    Pillsbury Madison & Sutro LLP
    2550 Hanover Street
    Palo Alto, CA 94304-1115
    Attn: Allison M. Leopold Tilley
    Phone: (650) 233-4518
    Fax: (650) 233-4545

    IF TO MERGER SUB:

    same information as Parent

    IF TO THE COMPANY:

    IXYS Corporation
    3540 Bassett Street
    Santa Clara, CA 95054-2704
    Attn: Dr. Nathan Zommer
    Phone: (408 982-0700
    Fax: (408) 496-6104

    WITH A COPY TO:

    Cooley Godward LLP
    Five Palo Alto Square
    3000 El Camino Real
    Palo Alto, CA 94306-2155
    Attn: James R. Jones
    Phone: (650) 843-5063
    Fax: (650) 857-0663

  10.9 COOPERATION. The Company agrees to cooperate fully with Parent and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by Parent to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purposes of this Agreement.

  10.10 CONSTRUCTION.

  (a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

  (b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

  (c) As used in this Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

  (d) Except as otherwise indicated, all references in this Agreement to "Sections" and "Exhibits" are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

  IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

                                          Paradigm Technology, Inc.


                                          By: _________________________________


                                          Name: _______________________________


                                          Title: ______________________________

                                          Paradigm Enterprises, Inc.


                                          By: _________________________________


                                          Name: _______________________________


                                          Title: ______________________________

                                          IXYS Corporation


                                          By: _________________________________


                                          Name: _______________________________


                                          Title: ______________________________

                                                                      EXHIBIT A

                              CERTAIN DEFINITIONS

           FOR PURPOSES OF THE AGREEMENT (INCLUDING THIS EXHIBIT A):

  ACQUIRED CORPORATION CONTRACT. "Acquired Corporation Contract" shall mean any Contract: (a) to which any Acquired Corporation is a party; (b) by which any Acquired Corporation or any asset of any Acquired Corporation is or may become bound or under which any Acquired Corporation has, or may become subject to, any obligation; or (c) under which any Acquired Corporation has or may acquire any right or interest.

  ACQUIRED CORPORATION DISCLOSURE SCHEDULE. "Acquired Corporation Disclosure Schedule" shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of Section 10.5 and that has been delivered by the Company to Parent on the date of this Agreement and signed by the President of the Company.

  ACQUIRED CORPORATION PROPRIETARY ASSET. "Acquired Corporation Proprietary Asset" shall mean any Proprietary Asset owned by or licensed to any Acquired Corporation or otherwise used by any Acquired Corporation.

  ACQUISITION PROPOSAL. "Acquisition Proposal" shall mean any offer, proposal or inquiry (other than offers, proposals or inquiries exchanged between Parent and the Company) contemplating or otherwise relating to any Acquisition Transaction.

  ACQUISITION TRANSACTION. "Acquisition Transaction" shall mean any transaction or series of related transactions (other than a Preferred Sale) involving:

    (a) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which the Subject Corporation is a constituent corporation, (ii) in which a Person or "group" (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires the Subject Corporation or more than 50% of the Subject Corporation's business or directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of the Subject Corporation or (iii) in which the Subject Corporation issues securities representing more than 20% of the outstanding securities of any class of voting securities of the Subject Corporation;

    (b) any sale, lease, exchange, transfer, license, acquisition or disposition of more than 50% of the assets of the Subject Corporation; or

    (c) any liquidation or dissolution of the Subject Corporation.

  AGREEMENT. "Agreement" shall mean the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached, as it may be amended from time to time.

  ABB. "ABB" shall have the meaning assigned to it in Section 6.4 of the Agreement.

  COMPANY CAPITAL STOCK. "Company Capital Stock" shall mean the Company Common Stock and Company Preferred Stock, collectively.

  COMPANY OPTION. "Company Option" shall have the meaning ascribed to it in
Section 2.3(b) of the Agreement.

  COMPANY COMMON STOCK. "Company Common Stock" shall mean the Common Stock, $0.001 par value per share, of the Company.

  COMPANY PLANS. "Company Plans" shall have the meaning ascribed to it in
Section 2.3(b) of the Agreement.

  COMPANY PREFERRED STOCK. "Company Preferred Stock" shall mean the Series A Preferred Stock, $0.001 par value per share, of the Company and the Series B Preferred Stock, $0.001 par value per share, of the Company, collectively.

  COMPANY WARRANT. "Company Warrant" shall have the meaning ascribed to it in
Section 2.3(c) of the Agreement.

  CONSENT. "Consent" shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental
Authorization).

  CONTRACT. "Contract" shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

  ENCUMBRANCE. "Encumbrance" shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

  ENTITY. "Entity" shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

  EXCHANGE ACT. "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

  FORM S-4 REGISTRATION STATEMENT. "Form S-4 Registration Statement" shall mean the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

  GOVERNMENTAL AUTHORIZATION. "Governmental Authorization" shall mean any: (a) permit, license, certificate, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

  GOVERNMENTAL BODY. "Governmental Body" shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).

  HSR ACT. "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

  INCREASED AUTHORIZATION. "Increased Authorization" shall have the meaning ascribed to it in Section 5.4 of the Agreement.

  JOINT PROXY STATEMENT/PROSPECTUS. "Joint Proxy Statement/Prospectus" shall mean the joint proxy statement/prospectus to be sent to (i) the Parent's stockholders in connection with the Parent Stockholders' Meeting and (ii) the Company's stockholders in connection with the Company Stockholders' Meeting.

  LEGAL PROCEEDING. "Legal Proceeding" shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

  LEGAL REQUIREMENT. "Legal Requirement" shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

  MATERIAL ADVERSE EFFECT. An event, violation, inaccuracy, circumstance or other matter will be deemed to have a "Material Adverse Effect" on:

    (a) Parent if such event, violation, inaccuracy, circumstance or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties set forth in the Agreement but for the presence of "Material Adverse Effect" or other materiality qualifications, or any similar qualifications, in such representations and warranties) would have a material adverse effect on (i) the business, condition, capitalization, assets, liabilities, operations or financial performance of Parent; (ii) the ability of Parent to consummate the Merger or any of the other transactions contemplated by this Agreement or to perform obligations under this Agreement; or (iii) Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation. An event, violation, inaccuracy, circumstance or other matter will be deemed to have a "Material Adverse Effect" on Parent if such event, violation, inaccuracy, circumstance or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties set forth in the Agreement but for the presence of "Material Adverse Effect" or other materiality qualifications, or any similar qualifications, in such representations and warranties) would have a material adverse effect on the business, condition, assets, liabilities, operations or financial performance of Parent and its subsidiaries, taken as a whole.

    (b) The Acquired Corporations if such event, violation, inaccuracy, circumstance or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties set forth in the Agreement but for the presence of "Material Adverse Effect" or other materiality qualifications, or any similar qualifications, in such representations and warranties) would have a material adverse effect on (i) the business, condition, capitalization, assets, liabilities, operations or financial performance of the Acquired Corporations, taken as a whole; or
  (ii) the ability of the Acquired Corporations to consummate the Merger or any of the other transactions contemplated by this Agreement or to perform obligations under this Agreement. An event, violation, inaccuracy, circumstance or other matter will be deemed to have a "Material Adverse Effect" on the Acquired Corporations if such event, violation, inaccuracy, circumstance or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties set forth in the Agreement but for the presence of "Material Adverse Effect" or other materiality qualifications, or any similar qualifications, in such representations and warranties) would have a material adverse effect on the business, condition, assets, liabilities, operations or financial performance of the Acquired Corporations, taken as a whole.

  NAME CHANGE. "Name Change" shall have the meaning ascribed to it in Section
5.4 of the Agreement.

  PARENT AUDITED BALANCE SHEET. "Parent Audited Balance Sheet" shall have the meaning ascribed to it in Section 3.4(c).

  PARENT CONTRACT. "Parent Contract" shall mean any Contract: (a) to which Parent is a party; (b) by which Parent or any asset of Parent is or may become bound or under which Parent has, or may become subject to, any obligation; or
(c) under which Parent has or may acquire any right or interest.

  PARENT DISCLOSURE SCHEDULE. "Parent Disclosure Schedule" shall mean the disclosure schedule that has been prepared by Parent in accordance with the requirements of Section 10.5 and that has been delivered by Parent to the Company on the date of this Agreement and signed by the President of Parent.

  PARENT PREFERRED STOCK CONVERSION. "Parent Preferred Stock Conversion" shall have the meaning ascribed to it in Section 5.4 of the Agreement.

  PARENT PROPRIETARY ASSET. "Parent Proprietary Asset" shall mean any Proprietary Asset owned by or licensed to Parent or otherwise used by Parent.

  PERSON. "Person" shall mean any individual, Entity or Governmental Body.

  PREFERRED SALE. "Preferred Sale" shall have the meaning ascribed to it in
Section 3.5(d).

  PROPRIETARY ASSET. "Proprietary Asset" shall mean any: (a) patent, patent application, trademark (whether registered or unregistered), trademark application, trade name, fictitious business name, service mark (whether registered or unregistered), service mark application, copyright (whether registered or unregistered), copyright application, maskwork, maskwork application, trade secret, know-how, customer list, franchise, system, computer software, computer program, source code, algorithm, invention, design, blueprint, engineering drawing, proprietary product, technology, proprietary right or other intellectual property right or intangible asset; or
(b) right to use or exploit any of the foregoing.

  REPRESENTATIVES. "Representatives" shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

  REVERSE STOCK SPLIT. "Reverse Stock Split" shall have the meaning ascribed to it in Section 5.4 of the Agreement.

  SEC. "SEC" shall mean the United States Securities and Exchange Commission.

  SECURITIES ACT. "Securities Act" shall mean the Securities Act of 1933, as amended.

  SUBJECT CORPORATION. "Subject Corporation" shall mean Parent when the context of the Agreement so indicates, or the Company when the context of the Agreement so indicates.

  SUPERIOR OFFER. "Superior Offer" shall mean an unsolicited, bona fide written offer made by a third party to purchase more than 50% of outstanding capital stock of the Subject Corporation on terms that the board of directors of the Subject Corporation determines in its reasonable judgment, based upon the written advice of its financial advisor, to be more favorable to the stockholders of the Subject Corporation than the terms of the Merger; provided, however, that any such offer shall not be deemed to be a "Superior Offer" if any financing required to consummate the transaction contemplated by such offer is not committed and is not reasonably capable of being obtained by such third party.

  TAX. "Tax" shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body.

  TAX RETURN. "Tax Return" shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

  TRIGGERING EVENT. A "Triggering Event" shall be deemed to have occurred if:
(i) the Board of Directors of Parent shall have failed to recommend, or shall for any reason have withdrawn or shall have amended or modified in a manner adverse to the Company its unanimous recommendation in favor of adoption of each of this Agreement, the Parent Preferred Stock Conversion and the Reverse Stock Split; (ii) Parent shall have failed to include in the Joint Proxy Statement/Prospectus the unanimous recommendation of the Board of Directors of Parent in favor of adoption of each of this Agreement, the Parent Preferred Stock Conversion and the Reverse Stock Split; (iii) the Board of Directors of Parent fails to reaffirm its unanimous recommendation in favor of adoption of each of this Agreement, the Parent Preferred Stock Conversion and the Reverse Stock Split within five business days after the Company requests in writing that such recommendation be reaffirmed; (iv) the Board of Directors of Parent shall have approved, endorsed or recommended any Acquisition Proposal; (v) Parent shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal; (vi) Parent shall have failed to hold the Parent Stockholders' Meeting as promptly as practicable and in any event within 45 days after the Form S-4 Registration Statement is declared effective under the Securities Act; (vii) a tender or exchange offer relating to securities of Parent shall have been commenced and Parent shall not have sent to its securityholders, within five business days after the commencement of such tender or exchange offer, a statement disclosing that Parent recommends rejection of such tender or exchange offer; or (viii) an Acquisition Proposal is publicly announced, and Parent (A) fails to issue a press release announcing its opposition to such Acquisition Proposal within five business days after such Acquisition Proposal is announced or (B) otherwise fails to actively oppose such Acquisition Proposal.

                                                                      EXHIBIT G
                 REGISTRATION AND STOCKHOLDER RIGHTS AGREEMENT

  THIS REGISTRATION AND STOCKHOLDER RIGHTS AGREEMENT (the "Agreement") is made
as of the   day of   , 1998, by and between Paradigm Technology, Inc., a
Delaware corporation (the "Company"), and Asea Brown Boveri A.G., a corporation formed under the laws of Germany and Asea Brown Boveri, Inc., a Delaware corporation (collectively, the "Stockholder").

                                   RECITALS

  WHEREAS, the Company, IXYS Corporation, a Delaware corporation ("IXYS") and Paradigm Enterprises, Inc., a Delaware corporation and wholly owned subsidiary of the Company ("Merger Sub"), have entered into an Agreement and Plan of Merger and Reorganization dated as of March 6, 1998 (the "Merger Agreement"), pursuant to which Merger Sub will be merged with and into IXYS with IXYS as the surviving corporation (the "Merger");

  WHEREAS, pursuant to the terms of the Merger, the Stockholder's shares of common stock of IXYS, par value $0.001 per share, will be exchanged for the right to receive shares of the common stock of the Company, par value $0.01; (the "Common Stock"); and

  WHEREAS, in connection with the Merger and pursuant to the Merger Agreement, the Company has agreed to provide the Stockholder with certain registration rights as set forth herein.

  NOW, THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS:

I. REGISTRATION RIGHTS. The Company covenants and agrees as follows:

  1.1 DEFINITIONS. For purposes of this Section 1:

    (a) The term "Act" means the Securities Act of 1933, as amended.

    (b) The term "Form S-3" means such form under the Act as in effect on the date hereof or any registration form under the Act subsequently adopted by the SEC which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

    (c) The term "1934 Act" shall mean the Securities Exchange Act of 1934, as amended.

    (d) The term "register," "registered," and "registration" refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Act, and the declaration or ordering of effectiveness of such registration statement or document.

    (e) The term "Registrable Securities" means (i) all or any shares of Common Stock received by the Stockholder in connection with the Merger (all such Shares, the "Merger Shares"), (ii) any shares of Common Stock issued as a dividend or distribution with respect to, or in exchange for, or in replacement of, the Merger Shares, and (iii) any shares of Common Stock issuable upon the conversion or exercise of any warrant or right.

    (f) The term "SEC" shall mean the Securities and Exchange Commission.

  1.2 DEMAND REGISTRATION

  (a) If at any time after the date hereof, the Company shall receive a written request from the Stockholder that the Company file a registration statement under the Act covering the registration of at least twenty five percent (25%) of the Registrable Securities then outstanding (or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $5,000,000), then the Company shall:

    (i) effect as soon as practicable, and in any event within 90 days after receipt of such request, the registration under the Act of all Registrable Securities which the Stockholder request to be registered.

  (b) If the Stockholder intends to distribute the Registrable Securities covered by its request by means of an underwriting, it shall so advise the Company as a part of its request made pursuant to subsection 1.2(a). The underwriter or underwriters will be selected by the Stockholder and shall be reasonably acceptable to the Company. The Stockholder (together with the Company as provided in subsection 1.4(e)) shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting.

  (c) The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to this Section 1.2:

    (i) if more than one registration has been effected pursuant to this
  Section 1.2 in any preceding twelve (12) month period and such registration has been declared or ordered effective, or more than two such registrations have been declared or ordered effective overall;

    (ii) During the period starting with the date thirty (30) days prior to the Company's good faith estimate of the date of filing of, and ending on a date ninety (90) days after the effective date of, a registration subject to Section 1.3 hereof; provided that the Company is actively employing in good faith all reasonable efforts to cause such registration statement to become effective;

    (iii) If the Stockholder proposes to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Section 1.10 below; or

    (iv) if the Company shall furnish to the Stockholder a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its stockholders for such registration statement to be effected at such time, in which event the Company shall have the right to defer such filing for a period of not more than ninety (90) days after receipt of the request of the Stockholder; provided that such right to delay a request, whether pursuant to this Section 1.2 or Section 1.10, shall be exercised by the Company not more than once in any twelve (12) month period.

  1.3 COMPANY REGISTRATION

  (a) If (but without any obligation to do so) the Company proposes to register (including for this purpose a registration effected by the Company for stockholders other than the Stockholder) any of its stock or other securities under the Act in connection with the public offering of such securities solely for cash (other than a registration relating solely to the sale of securities to participants in a Company employee benefit plan, a registration on any form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities or a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities which are also being registered), the Company shall, at such time, promptly give the Stockholder written notice of such registration. Upon the written request of the Stockholder given within twenty (20) days after mailing of such notice by the Company in accordance with Section 3.5, the Company shall, subject to the provisions of Section 1.7, cause to be registered under the Act all of the Registrable Securities that the Stockholder has requested to be registered.

  (b) The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 1.3 prior to the effectiveness of such registration whether or not the Stockholder has elected to include securities in such registration. The Registration Expenses of such withdrawn registration shall be borne by the Company in accordance with Section 1.6 hereof.

  1.4 OBLIGATIONS OF THE COMPANY. Whenever required under this Section 1 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

    (a) Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its reasonable best efforts to cause such registration statement to become effective, and, upon the request of the Stockholder, keep such registration statement effective for a period of up to one hundred twenty (120) days or until the distribution contemplated in the Registration Statement has been completed;

  provided, however, that such 120-day period shall be extended for a period of time equal to the period the Stockholder refrains from selling any securities included in such registration at the request of an underwriter of Common Stock (or other securities) of the Company.

    (b) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered by such registration statement; provided that, except as to a registration statement and prospectus pursuant to Section 1.3 hereof, the Company shall not file any amendment or supplement to such registration statement or prospectus to which the Stockholder shall have reasonably objected on the grounds that such amendment or supplement does not comply in all material respects with the requirements of the Act, having been furnished with a copy thereof at the earliest practicable date.

    (c) Furnish to the Stockholder such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Act, and such other documents as the Stockholder may reasonably request in order to facilitate the disposition of Registrable Securities owned by the Stockholder.

    (d) Use its reasonable best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Stockholder; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general Consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Act.

    (e) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. The Stockholder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

    (f) Notify the Stockholder at any time when a prospectus relating to the registration of Registrable Securities is required to be delivered under the Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

    (g) Cause all such Registrable Securities registered pursuant hereunder to be listed on each securities exchange on which similar securities issued by the Company are then listed.

    (h) Provide a transfer agent and registrar for all Registrable Securities registered pursuant hereunder and a CUSIP number for all such Registrable securities, in each case not later than the effective date of such registration.

    (i) Use its reasonable best efforts to furnish, at the request of the Stockholder, on the date that such Registrable Securities are delivered to the underwriters for sale in connection with a registration pursuant to this Section 1, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Stockholder and (ii) a letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters, if any, and, if permitted by applicable accounting standards, to the Stockholder (or if delivery of such letter is not permitted by applicable accounting standards, deliver to the Stockholder a copy of such letter addressed to the underwriters, if any).

  1.5 EXPENSES OF DEMAND REGISTRATION AND S-3 REGISTRATION. All expenses, other than underwriting discounts and commissions, incurred in connection with the first registration pursuant to this Agreement (other than pursuant to Section 1.3) and related filings or qualifications, including (without limitation) all registration, filing and qualification fees, printers' and accounting fees, and the reasonable fees and disbursements of counsel for the Company (collectively, the "Registration Expenses") shall be borne as follows: (i) the Company shall pay the lesser of (A) fifty percent (50%) of the Registration Expenses or (B) $100,000, and (ii) the Stockholder shall pay the remaining Registration Expenses. The Stockholder shall pay (i) one hundred percent (100%) of all Registration Expenses incurred following the first such registration, (ii) the fees and disbursements of any counsel retained by it in connection with any such registrations, and (iii) any underwriting discounts or commissions payable with respect to any Registrable Securities sold by it.

  1.6 EXPENSES OF COMPANY REGISTRATION. The Company shall bear and pay all expenses incurred in connection with any registration, filing or qualification of Registrable Securities with respect to the registrations pursuant to
Section 1.3 for the Stockholder (which right may be assigned as provided in Section 1.11), including (without limitation) all registration, filing, and qualification fees, printers and accounting fees relating or apportionable thereto but excluding underwriting discounts and commissions relating to Registrable Securities. The fees and disbursements of any counsel retained by the Stockholder in connection with any such registrations shall be paid by the Stockholder.

  1.7 UNDERWRITING REQUIREMENTS. In connection with any offering involving an underwriting of shares of the Company's capital stock, the Company shall not be required under Section 1.3 to include any of the Stockholder's securities in such underwriting unless the Stockholder accepts the terms of the underwriting as agreed upon between the Company and the underwriters selected by it (or by other persons entitled to select the underwriters), and then only in such quantity as the underwriters determine in their sole discretion will not, jeopardize the success of the offering by the Company. If the total amount of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the amount of securities sold other than by the Company that the underwriters determine in their sole discretion is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters determine in their sole discretion will not jeopardize the success of the offering (the securities so included to be apportioned pro rata among the selling stockholders according to the total amount of securities entitled to be included therein owned by each selling stockholder or in such other proportions as shall mutually be agreed to by such selling stockholders) but, except with respect to any one offering pursuant to Section 1.3 following the first such offering pursuant to Section 1.3 to occur after the closing date of the Merger, in no event shall the amount of securities of the Stockholder included in the offering be reduced below twenty five percent (25%) of the total amount of securities included in such offering. For purposes of the preceding parenthetical concerning apportionment, for any selling stockholder which is a Stockholder of Registrable Securities and which is a partnership or corporation, the partners, retired partners and stockholders of such Stockholder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single "selling stockholder", and any pro-rata reduction with respect to such "selling stockholder" shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such "selling stockholder", as defined in this sentence.

  1.8 INDEMNIFICATION. In the event any Registrable Securities are included in a registration statement under this Section 1:

    (a) To the extent permitted by law, the Company will indemnify and hold harmless the Stockholder, any underwriter (as defined in the Act) for the Stockholder and each person, if any, who controls the Stockholder or underwriter within the meaning of the Act or the 1934 Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Act, or the 1934 Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Act, the 1934 Act, any state securities law or any rule or regulation promulgated under the Act or the 1934 Act or any state securities law; and the Company will reimburse the Stockholder, underwriter or controlling person, as incurred, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this subsection 1.8(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability, or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Stockholder, underwriter or controlling person.

    (b) To the extent permitted by law, each Stockholder will indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Act, any underwriter, any other selling stockholder in such registration statement and any controlling person of any such underwriter or other selling stockholder, against any losses, claims, damages, or liabilities (joint or several) to which any of the foregoing persons may become subject, under the Act, or the 1934 Act or other federal or state-law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Stockholder expressly for use in connection with such registration; and such Stockholder will reimburse, as incurred, any legal or other expenses reasonably incurred by any person intended to be indemnified pursuant to this subsection 1.8(b), in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this subsection 1.8(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Stockholder (which consent shall not be unreasonably withheld); provided, that, in no event shall any indemnity under this subsection 1.8(b) exceed the gross proceeds from the offering received by the Stockholder.

    (c) Promptly after receipt by an indemnified party under this Section 1.8 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 1.8, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties which may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 1.8, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 1.8.

    (d) If the indemnification provided for in this Section 1.8 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage, or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall, to the extent permitted by law, contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the Violation(s) that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

    (e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

    (f) The obligations of the Company and the Stockholder under this Section
  1.8 shall survive the completion of any offering of Registrable Securities in a registration statement under this Section 1, and the termination of this Agreement.

  1.9 REPORTS UNDER SECURITIES EXCHANGE ACT OF 1934. With a view to making available to the Stockholder the benefits of Rule 145 promulgated under the Act and any other rule or regulation of the SEC that may at any time permit a Stockholder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company agrees to:

    (a) make and keep public information available, as those terms are understood and defined in SEC Rule 144, at all times;

    (b) take such action as is necessary to enable the Stockholder to utilize Form S-3 for the sale of its Registrable Securities;

    (c) file with the SEC in a timely manner all reports and other documents required of the Company under the Act and the 1934 Act; and

    (d) furnish to the Stockholder, so long as the Stockholder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144, the Act and the 1934 Act, or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time when it so qualifies), (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested in availing the Stockholder of any rule or regulation of the SEC which permits the selling of any such securities without registration or pursuant to such form.

  1.10 FORM S-3 REGISTRATION. In case the Company shall receive from the Stockholder a written request that the Company effect a registration on Form S-3 and any related qualification or compliance with respect to all or a part of the Registrable Securities owned by the Stockholder, the Company will:

    (a) as soon as practicable, effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of the Stockholder's Registrable Securities as are specified in such request; provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance, pursuant to this section 1.10: (A) if Form S-3 is not available for such offering by the Stockholder; (B) if the Stockholder proposes to sell Registrable Securities and such other securities (if any) at an aggregate price to the public (net of any underwriters' discounts or commissions) of less than $500,000; (C) if the Company has, within the twelve (12) month period preceding the date of such request, already effected two (2) registrations on Form S-3 for the Stockholder pursuant to this Section 1.10 or has already effected four (4) registrations under this Agreement for the Stockholder (exclusive of registrations pursuant to Section 1.3), (D) if the Company shall furnish to the Stockholder a certificate signed by the Chairman of the Board of Directors of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its stockholders for such Form S-3 Registration to be effected at such time, in which event the Company shall have the right to defer the filing of the Form S-3 registration statement for a period of not more than ninety (90) days after receipt of the request of the Stockholder under this
  Section 1.10; provided, however, that such right to delay a request, whether pursuant to this Section 1.10 or

  Section 1.2, shall be exercised by the Company not more than once in any twelve (12) month period, or (D) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

    (b) Subject to the foregoing, (i) the Company shall file a registration statement covering the Registrable Securities and other securities so requested to be registered as soon as practicable after receipt of the request or requests of the Stockholder; and (ii) if requested by the Stockholder, in a transaction constituting (1) a private placement under
  Section 3(b) or 4(2) of the Act, or (2) under Rule 144A under the Act, the Company shall undertake to register such shares after the conclusion of such placement to permit such shares freely to be tradeable by the purchasers thereof.

    (c) The Company shall use its reasonable best efforts to keep any such registration described in Section 1.10(b) above , as the case may be, continuously effective for the period beginning on the date on which such registration is declared effective and ending on the first to occur of (A) one hundred twenty (120) days thereafter and (B) on the first date that all such Registrable Securities have been sold. During the period during which any such registration is effective, the Company shall supplement or make amendments to such registration, if required by the Act or if reasonably requested by the Stockholder or an underwriter of Registrable Securities, including to reflect any specific plan of distribution or method of sale, and shall use its reasonable best efforts to have such supplements and amendments declared effective as soon as practicable after filing.

    (d) Registrations effected pursuant to this Section 1.10 shall not be counted as registrations effected pursuant to Sections 1.2 or 1.3 herein.

  1.11 ASSIGNMENT OF REGISTRATION RIGHTS. The rights to cause the Company to register Registrable Securities pursuant to this Section 1 may be assigned (but only with all related obligations) by the Stockholder to one or more transferees or assignees of such securities who hold, pursuant to such assignment(s), a number of Registrable Securities constituting in excess of five percent (5%) of the outstanding shares of the Common Stock of the Company, provided: (a) the Company is, within ten (10) days after any such transfer, furnished with written notice of the name and address of such transferees or assignees and the securities with respect to which such registration rights are being assigned; (b) such transferees or assignees agrees in writing to be bound by and subject to the terms and conditions of this Agreement, including without limitation the provisions of Section 1.13 below; and (c) such assignment shall be effective only if immediately following such transfer the further disposition of such securities by the transferees or assignees is restricted under the Act. In the event of any assignment by the Stockholder pursuant to this Section 1.11, any right of the Stockholder hereunder may only be exercised by written instrument executed by the holders of at least thirty percent (30%) of the Registrable Securities then outstanding (the "Written Instrument") and the Company may rely on the Written Instrument in effecting such right or rights to register Registrable Securities pursuant to Section 1. Upon any proper assignment of registration rights in accordance with this Section 1.11, any reduction (pursuant to Section 1.7) in the participation among holders of Registrable Securities in any registration subject to Section 1.7 shall, unless the Stockholder and such other holders of Registrable Securities notify the Company of their agreement otherwise, be allocated among such holders pro rata in accordance with their respective holdings of Registrable Securities.

  1.12 LIMITATIONS ON SUBSEQUENT REGISTRATION RIGHTS. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Stockholder, enter into any agreement with any stockholder or prospective stockholder of any securities of the Company which would allow such stockholder or prospective stockholder (a) to include such securities in any registration filed under Section 1.2 hereof, unless under the terms of such agreement, such stockholder or prospective stockholder may include such securities in any such registration only to the extent that the inclusion of his securities will not reduce the amount of the Registrable Securities of the Stockholder which is included or (b) to make a demand registration which could result in such registration statement being declared effective within one hundred twenty (120) days of the effective date of any registration effected pursuant to Section 1.2.

  1.13 TERMINATION OF REGISTRATION RIGHTS. The rights to registration set forth in this Section 1 shall terminate as to any particular Registrable Securities when (i) such Registrable Securities shall have been effectively registered under the Act and sold by the Stockholder in accordance with such registration, (ii) such Registrable Securities shall have been sold in compliance with Rule 145 promulgated under the Act, or (iii) the date which is four years after the earliest to occur of, after the Closing date of the Merger, the date of initial listing of the Common Stock of the Company on (1) the Nasdaq National Market System, (2) the American Stock Exchange, or (3) the New York Stock Exchange.

  1.14 DELAY OF REGISTRATION; FURNISHING INFORMATION.

  (a) It shall be a condition precedent to the obligations of the Company to take any action pursuant to Section 1.2, 1.3 or 1.10 that the Stockholder shall furnish to the Company such information regarding itself, the Registrable Securities held by the Stockholder and the intended method of disposition of such securities as shall be required to effect the registration of the Stockholder's Registrable Securities.

II. COVENANTS

  2.1 BOARD OF DIRECTOR MEETINGS. As long as the Stockholder owns not less than ten percent (10%) of the total number of outstanding shares of Common Stock of the Company, (A) the Company shall, to the extent that the Stockholder does not then have a representative as a member of the Board of Directors of the Company, invite a representative of the Stockholder to attend all meetings of its Board of Directors in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents, and other materials that it provides to its directors at the same time as provided to its directors; provided, however, that such representative and the Stockholder shall agree to hold in confidence and trust and to act in a fiduciary manner for the benefit of the stockholders of the Company with respect to all information so provided, and (B) upon receipt of the agenda for a meeting of the Board of Directors of the Company or at any other time, the Stockholder may submit to the Company for discussion and consideration at the next subsequent meeting of the Board of Directors such matters as the Stockholder in its sole discretion shall determine. Notwithstanding the foregoing, the Company may exclude the Stockholder or its representatives from any deliberation of the Board of Directors if the Chairman of the Board of Directors delivers, prior to the date of such deliberation, a letter to the Stockholder stating that legal counsel to the Company has advised the Board of Directors that such exclusion is necessary to preserve attorney client privilege.

  2.2 INSPECTION AND COOPERATION. As long as the Stockholder owns not less than ten percent (10%) of the total number of outstanding shares of Common Stock of the Company, the Company shall permit the Stockholder and its representatives (including but not limited to accounting, legal and financial advisors) to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by the Stockholder for the purpose of evaluating its investment in the Company. In addition, in connection with any attempt by the Stockholder to sell some or all of the shares of Common Stock it owns in the Company to a potential purchaser (a "Potential Purchaser"), in a private transaction, the Company shall permit the Potential Purchaser and its representatives (including but not limited to accounting, legal and financial advisors) to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by the Stockholder and Potential Purchaser, provided that such Potential Purchaser enters into a confidentiality agreement containing customary terms and conditions for an agreement of that type; provided, that the Company shall not be obligated under this Section 2.2 with respect to a direct competitor of the Company.

  2.3 CONFIDENTIALITY. The Stockholder agrees to use, and to use its reasonable best efforts to cause its employees and its authorized representatives to use the same degree of care as the Stockholder uses to protect its own confidential information and to keep confidential any information furnished to it which the Company reasonably identifies as being confidential or proprietary (so long as such information is not in the public domain). The Stockholder further agrees not to use, and to cause its representatives and employees not to use any such confidential information for any purpose other than to evaluate the Stockholder's investment in the Company.

  2.4 NO ASSIGNMENT. The rights of the Stockholder under Sections 2.1 and 2.2 may not be assigned by the Stockholder without the consent of the Company.

III. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

  The Company hereby represents and warrants to Stockholder as follows:

  3.1 REQUISITE CONSENTS; NONVIOLATION.

  (a) The Company has obtained all consents, approvals or authorizations of any third party that would be required as a result of the execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated by this Agreement (the "Obtained Consents").

  (b) The Company further represents and warrants that the execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated by this Agreement will not (a) require the consent, approval or authorization of any third party, other than the Obtained Consents, or (b) constitute a default under, violate or conflict with or permit any third party to modify, terminate, accelerate or rescind any term or provision of, any contract, agreement, arrangement or understanding to which the Company is a party or by which the Company is bound or to which the Company is subject.

  3.2 AUTHORITY FOR AGREEMENT. All corporate and other proceedings required to be taken by or on behalf of the Company to authorize the Company to enter into and carry out this Agreement have been duly and properly taken. This Agreement has been duly executed and delivered by the Company and is valid and binding upon the Company, subject as to enforceability, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity.

IV. MISCELLANEOUS

  4.1 SUCCESSORS AND ASSIGNS. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any shares of Registrable Securities). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

  4.2 GOVERNING LAW. This Agreement shall be governed by and construed under the laws of the State of California.

  4.3 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

  4.4 TITLES AND SUBTITLES. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

  4.5 NOTICES. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given (a) upon personal delivery to the party to be notified, (b) upon deposit with the United States Post Office, by registered or certified mail, postage prepaid and addressed to the party to be notified at the address indicated for such party on the signature page hereof, or at such other address as such party may designate by ten (10) days' advance written notice to the other parties, (c) upon being sent by confirmed telex or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, or (d) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.

  4.6 EXPENSES. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

  4.7 AMENDMENTS AND WAIVERS. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Stockholder. Any amendment or waiver effected in accordance with this paragraph shall be binding upon the Stockholder, each person who becomes a transferee or assignee of the Stockholder after such amendment or waiver, and the Company.

  4.8 SEVERABILITY. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

  4.9 AGGREGATION OF STOCK. All shares of Registrable Securities held or acquired by affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

  4.10 ENTIRE AGREEMENT; AMENDMENT; WAIVER. This Agreement (including the Exhibits hereto, if any) constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.

  IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                          Paradigm Technology, Inc.


                                          By: _________________________________


                                          Title: ______________________________

                                          Asea Brown Boveri A.G.


                                          By: _________________________________


                                          Title: ______________________________

                                          Asea Brown Boveri, Inc.


                                          By: _________________________________


                                          Title: ______________________________

                                                                        ANNEX B

March 5, 1998

Board of Directors
Paradigm Technology, Inc.
694 Tasman Drive
Milpitas, CA 95035

Gentlemen:

  You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of Paradigm Technology ("Paradigm"), Inc., for the acquisition of IXYS, Inc., as of March 5, 1998 through the issuance of 405,059,347 new common shares of Paradigm.

  Alliant Partners, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with private placements, mergers and acquisitions, and corporate partnering transactions. Alliant Partners has received fees from Paradigm for previous engagements.

  In arriving at our opinion, we have reviewed financial and other information that was publicly available or furnished to us by Paradigm and IXYS. We also have reviewed certain internal financial reports and forecasts for Paradigm and IXYS prepared by their respective managements and have held discussions with members of the senior management of Paradigm and IXYS regarding the historic and current business operations and future prospects, including their expectations for certain strategic benefits of the transaction. We have also noted that the Going Concern issues raised by Paradigm's auditors. In addition, we have compared certain financial data of IXYS with those of various other companies engaged in businesses we considered comparable and whose securities are traded in public markets, reviewed the overall risks presented by the business plan, reviewed prices paid in certain other similar business transactions and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

  We have assumed, without independent verification, the accuracy, completeness and fairness of all of the financial and other information regarding IXYS and Paradigm that has been provided to us by them and their representatives. We did not make any independent evaluation of IXYS' or Paradigm's businesses nor did we review any of their corporate records.

  Based on the foregoing and such other factors as we deem relevant, we are of the opinion as of the date hereof, that the IXYS company valuation of 95% of the post transaction combined company shares through the issuance of 405,059,347 new common shares of Paradigm using an exchange ratio of 1.956020 is fair, from a financial point of view, to the Paradigm shareholders.

Sincerely Yours,

Alliant Partners

                                                                        ANNEX C

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

  262 APPRAISAL RIGHTS.--(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b) Appraisal rights shall be a available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to subsection (g) of sec. 251, 252, 254, 257, 258, 263 or 264 of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsections (f) of sec. 251 of this title.

    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

      a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

      b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

      c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

      d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

  (d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to (S)228 or
  (S)253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
  (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that is such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

  (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

  (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

  (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

  (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

  (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of

Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

  (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

  (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
(d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

  (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 299, L. '96, eff. 2-1-96 and Ch. 349, L. '96, eff. 7-1-96.)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                         ANNEX D


                           PARADIGM TECHNOLOGY, INC.

                             1994 STOCK OPTION PLAN


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
 SECTION 1.ESTABLISHMENT AND PURPOSE....................................... D-1
 SECTION 2.DEFINITIONS..................................................... D-1
      (a) "Board of Directors"............................................  D-1
      (b) "Change in Control".............................................  D-1
      (c) "Code"..........................................................  D-1
      (d) "Committee".....................................................  D-1
      (e) "Company".......................................................  D-1
      (f) "Employee"......................................................  D-1
      (g) "Exchange Act"..................................................  D-2
      (h) "Exercise Price"................................................  D-2
      (i) "Fair Market Value".............................................  D-2
      (j) "ISO"...........................................................  D-2
      (k) "Nonstatutory Option"...........................................  D-2
      (l) "Option"........................................................  D-2
      (m) "Optionee"......................................................  D-2
      (n) "Outside Director"..............................................  D-2
      (o) "Plan"..........................................................  D-2
      (p) "Service".......................................................  D-2
      (q) "Share".........................................................  D-2
      (r) "Stock".........................................................  D-2
      (s) "Stock Option Agreement"........................................  D-2
      (t) "Subsidiary"....................................................  D-2
      (u) "Total and Permanent Disability"................................  D-2
 SECTION 3.ADMINISTRATION.................................................. D-2
      (a) Committee Procedures............................................  D-2
      (b) Committee Responsibilities......................................  D-2
 SECTION 4.ELIGIBILITY..................................................... D-3
      (a) General Rule....................................................  D-3
      (b) Outside Directors...............................................  D-3
      (c) Limitation On Grants............................................  D-4
      (d) Ten Percent Shareholders........................................  D-4
      (e) Attribution Rules...............................................  D-4
      (f) Outstanding Stock...............................................  D-4
 SECTION 5.STOCK SUBJECT TO PLAN........................................... D-4
      (a) Basic Limitation................................................  D-4
      (b) Additional Shares...............................................  D-5
 SECTION 6.TERMS AND CONDITIONS OF OPTIONS................................. D-5
      (a) Stock Option Agreement..........................................  D-5
      (b) Number of Shares................................................  D-5
      (c) Exercise Price..................................................  D-5
      (d) Withholding Taxes...............................................  D-5
      (e) Exercisability and Term.........................................  D-5
      (f) Nontransferability..............................................  D-5
      (g) Exercise of Options Upon Termination of Service.................  D-5
      (h) No Rights as a Stockholder......................................  D-6
      (i) Modification, Extension and Renewal of Options..................  D-6
      (j) Restrictions on Transfer of Shares..............................  D-6

                                                                            PAGE
                                                                            ----
 SECTION 7.PAYMENT FOR SHARES.............................................. D-6
      (a) General Rule....................................................  D-6
      (b) Surrender of Stock..............................................  D-6
      (c) Cashless Exercise...............................................  D-6
 SECTION 8.ADJUSTMENT OF SHARES............................................ D-6
      (a) General.........................................................  D-6
      (b) Reorganizations.................................................  D-6
      (c) Reservation of Rights...........................................  D-7
 SECTION 9.LEGAL AND REGULATORY REQUIREMENTS............................... D-7
 SECTION 10.NO EMPLOYMENT RIGHTS........................................... D-7
 SECTION 11.DURATION AND AMENDMENTS........................................ D-7
      (a) Term of the Plan................................................  D-7
      (b) Right to Amend or Terminate the Plan............................  D-7
      (c) Effect of Amendment or Termination..............................  D-7
 SECTION 12.EXECUTION...................................................... D-8

                           PARADIGM TECHNOLOGY, INC.
                            1994 STOCK OPTION PLAN

  1. ESTABLISHMENT AND PURPOSE.

  The Plan was established in 1994 to offer selected employees and consultants an opportunity to acquire a proprietary interest in the success of the Company, or to increase such interest, by purchasing Shares of the Company's Common Stock. The Plan provides for the grant of Options to purchase Shares. Options granted under the Plan may include Nonstatutory Options as well as ISOs intended to qualify under Code section 422.

  The Plan is being amended and restated effective as of the merger of Paradigm Enterprises, Inc. with and into IXYS Corporation (the "Merger") to reserve an additional 225,000 Shares (15,000 Shares after the reverse stock splits occurring prior to and at the time of the Merger) for the grant of options to Outside Directors and an additional 1,500,000 Shares (100,000 Shares after the reverse stock splits occurring prior to and at the time of the Merger) for the grant of options to persons other than Outside Directors and to increase the number of shares that can be made subject to options in any fiscal year to 35,000 (after the reverse stock splits occurring prior to and at the time of the Merger).

  2. DEFINITIONS.

  (a) "Board of Directors" shall mean the Board of Directors of the Company, as constituted from time to time.

  (b) "Change in Control" means the occurrence of either of the following events:

    (i) A change in the composition of the Board of Directors, as a result of which fewer than one-half of the incumbent directors are directors who either:

      (1) Had been directors of the Company 24 months prior to such change;
    or

      (2) Were elected, or nominated for election, to the Board of Directors with the affirmative votes of at least a majority of the directors who had been directors of the Company 24 months prior to such change and who were still in office at the time of the election or nomination; or

    (ii) Any "person" (as such term is used in sections 13(d) and 14(d) of the Exchange Act) by the acquisition or aggregation of securities is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the Company's then outstanding securities ordinarily (and apart from rights accruing under special circumstances) having the right to vote at elections of directors (the "Base Capital Stock"); except that any change in the relative beneficial ownership of the Company's securities by any person resulting solely from a reduction in the aggregate number of outstanding shares of Base Capital Stock, and any decrease thereafter in such person's ownership of securities, shall be disregarded until such person increases in any manner, directly or indirectly, such person's beneficial ownership of any securities of the Company. For purposes of this Subsection (ii), the term "person" shall not include an employee benefit plan maintained by the Company.

  (c) "Code" shall mean the Internal Revenue Code of 1986, as amended.

  (d) "Committee" shall mean the committee designated by the Board of Directors, which is authorized to administer the Plan under Section 3 hereof. The Committee shall have membership composition which enables the Plan to qualify under Rule 16b-3 with regard to the grant of Options or other rights under the Plan to persons who are subject to Section 16 of the Exchange Act.

  (e) "Company" shall mean Paradigm Technology, Inc., a Delaware corporation.

  (f) "Employee" shall mean (i) any individual who is a common law employee of the Company or of a Subsidiary, (ii) a member of the Board of Directors and
(iii) an independent contractor or advisor who performs services for the Company or a Subsidiary. Service as a member of the Board of Directors or as an independent contractor or advisor shall be considered employment for all purposes of the Plan except the second sentence of Section 4(a).

  (g) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

  (h) "Exercise Price" shall mean the amount for which one Share may be purchased upon exercise of an Option, as specified by the Committee in the applicable Stock Option Agreement.

  (i) "Fair Market Value" shall mean (i) the closing price of a Share on the principal exchange which the Shares are trading, on the first trading day immediately preceding the date on which the Fair Market Value is determined, or (ii) if the Shares are not traded on an exchange but are quoted on the Nasdaq National Market or a successor quotation system, the closing price on the first trading day immediately preceding the date on which the Fair Market Value is determined, or (iii) if the Shares are not traded on an exchange or quoted on the Nasdaq National Market or a successor quotation system, the fair market value of a Share, as determined by the Committee in good faith. Such determination shall be conclusive and binding on all persons.

  (j) "ISO" shall mean an employee incentive stock option described in Code section 422.

  (k) "Nonstatutory Option" shall mean an employee stock option that is not an ISO.

  (l) "Option" shall mean an ISO or Nonstatutory Option granted under the Plan and entitling the holder to purchase Shares.

  (m) "Optionee" shall mean an individual who holds an Option.

  (n) "Outside Director" shall mean a member of the Board of Directors who is not a common-law employee of the Company or of a Subsidiary and who is not an employee of an owner of five percent (5%) or more of the Common Stock of the Company.

  (o) "Plan" shall mean this Paradigm Technology, Inc. 1994 Stock Plan, as amended from time to time.

  (p) "Service" shall mean service as an Employee.

  (q) "Share" shall mean one share of Stock, as adjusted in accordance with
Section 8 (if applicable).

  (r) "Stock" shall mean the Common Stock of the Company.

  (s) "Stock Option Agreement" shall mean the agreement between the Company and an Optionee which contains the terms, conditions and restrictions pertaining to his Option.

  (t) "Subsidiary" shall mean any corporation, if the Company and/or one or more other Subsidiaries own not less than 50 percent of the total combined voting power of all classes of outstanding stock of such corporation. A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

  (u) "Total and Permanent Disability" shall mean that the Optionee is unable to work. Total and Permanent Disability shall be determined by the Company in accordance with its Long Term Disability Plan.

  3. ADMINISTRATION.

  (a) Committee Procedures. The Board of Directors shall designate one of the members of the Committee as chairman. The Committee may hold meetings at such times and places as it shall determine. The acts of a majority of the Committee members present at meetings at which a quorum exists, or acts reduced to or approved in writing by all Committee members, shall be valid acts of the Committee.

  (b) Committee Responsibilities. Subject to the provisions of the Plan, the Committee shall have full authority and discretion to take the following actions:

    (i) To interpret the Plan and to apply its provisions;

    (ii) To adopt, amend or rescind rules, procedures and forms relating to the Plan;

    (iii) To authorize any person to execute, on behalf of the Company, any instrument required to carry out the purposes of the Plan;

    (iv) To determine when Options are to be granted under the Plan;

    (v) To select the Optionees;

    (vi) To determine the number of Shares to be made subject to each Option;

    (vii) To prescribe the terms and conditions of each Option, including (without limitation) the Exercise Price, the vesting or duration of the Option (including accelerating the vesting of the Option), to determine whether such Option is to be classified as an ISO or as a Nonstatutory Option, and to specify the provisions of the Stock Option Agreement relating to such Option;

    (viii) To amend any outstanding Stock Option Agreement, subject to applicable legal restrictions and to the consent of the Optionee who entered into such agreement;

    (ix) To prescribe the consideration for the grant of each Option under the Plan and to determine the sufficiency of such consideration;

    (x) To determine the disposition of each Option under the Plan in the event of an Optionee's divorce or dissolution of marriage;

    (xi) To determine whether Options under the Plan will be granted in replacement of other grants under an incentive or other compensation plan of an acquired business;

    (xii) To correct any defect, supply any omission, or reconcile any inconsistency in the Plan or any Stock Option Agreement; and

    (xiii) To take any other actions deemed necessary or advisable for the administration of the Plan.

  Subject to the requirements of applicable law, the Committee may designate persons other than members of the Committee to carry out its responsibilities and may prescribe such conditions and limitations as it may deem appropriate, except that the Committee may not delegate its authority with regard to the selection for participation of or the granting of Options under the Plan to persons subject to Section 16 of the Exchange Act. All decisions, interpretations and other actions of the Committee shall be final and binding on all Optionees and all persons deriving their rights from an Optionee. No member of the Committee shall be liable for any action that he has taken or has failed to take in good faith with respect to the Plan or any Option to acquire Shares under the Plan.

  4. ELIGIBILITY.

  (a) General Rule. Only Employees shall be eligible for designation as Optionees by the Committee. In addition, only individuals who are employed as common-law employees by the Company or a Subsidiary shall be eligible for the grant of ISOs.

  (b) Outside Directors. Any other provision of the Plan notwithstanding, the participation of Outside Directors in the Plan shall be subject to the following restrictions:

    (i) Outside Directors shall only be eligible for the grant of Nonstatutory Options as described in this Section 4(b).

    (ii) Upon the conclusion of each regular annual meeting of the Company's shareholders following the initial public offering, each Outside Director who will continue serving as a member of the Board thereafter shall receive a Nonstatutory Option to purchase 3,125 Shares (after the reverse stock split occurring at the time of the Merger) (subject to adjustment under
  Section 8). All such Nonstatutory Options shall vest and become exercisable at the rate of 25% upon each one-year anniversary of the date the option is granted to the Outside Director.

    (iii) Each Outside Director who is appointed an Outside Director following the initial public offering shall automatically be granted a Nonstatutory Option to purchase 12,500 Shares (after the reverse stock split occurring at the time of the Merger) (subject to adjustment under
  Section 8) as a result of their appointment as an Outside Director. Upon the conclusion of each regular annual meeting of the Company's shareholders following the annual meeting at which they were appointed, each Outside Director who will continue serving as a member of the Board thereafter shall receive a Nonstatutory Option to purchase 3,125 Shares (after the reverse stock split occurring at the time of the Merger) (subject to adjustment under Section 8). All such Nonstatutory Options shall vest and become exercisable at the rate of 25% upon each one-year anniversary of the date the option is granted to the Outside Director.

    (iv) All Nonstatutory Options granted to an Outside Director under this
  Section 4(b) shall also become exercisable in full in the event of (A) the termination of such Outside Director's service because of death or Total and Permanent Disability or (B) a Change in Control of the Company.

    (v) Subject to (ii) above, the Exercise Price of all Nonstatutory Options granted to an Outside Director under this Section 4(b) shall be equal to 100% of the Fair Market Value of a Share on the date of grant, payable in one of the forms described in Sections 7(a), (b) and (c).

    (vi) All Nonstatutory Options granted to an Outside Director under this
  Section 4(b) shall terminate on the earliest of (A) the 10th anniversary of the date of grant of such Nonstatutory Options, (B) the date 90 days after the termination of such Outside Director's service for any reason other than death, Total and Permanent Disability or voluntary retirement as an Outside Director at or after the age of 60, or (C) the date 12 months after the termination of such Outside Director's service because of death, Total and Permanent Disability or voluntary retirement as an Outside Director at or after the age of 60.

  (c) Limitation On Grants. No Employee shall be granted Options to purchase in excess of 35,000 Shares during any fiscal year (after the reverse stock splits occurring prior to and at the time of the Merger).

  (d) Ten Percent Shareholders. An Employee who owns more than 10 percent of the total combined voting power of all classes of outstanding stock of the Company or any of its Subsidiaries shall not be eligible for the grant of an ISO unless such grant satisfies the requirements of Code section 422(c)(5).

  (e) Attribution Rules. For purposes of Subsection (d) above, in determining stock ownership, an Employee shall be deemed to own the stock owned, directly or indirectly, by or for his brothers, sisters, spouse, ancestors and lineal descendants. Stock owned, directly or indirectly, by or for a corporation, partnership, estate or trust shall be deemed to be owned proportionately by or for its shareholders, partners or beneficiaries.

  (f) Outstanding Stock. For purposes of Subsection (d) above, "outstanding stock" shall include all stock actually issued and outstanding immediately after the grant. "Outstanding stock" shall not include shares authorized for issuance under outstanding options held by the Employee or by any other person.

  5. STOCK SUBJECT TO PLAN.

  (a) Basic Limitation. Shares offered under the Plan shall be authorized but unissued Shares or treasury Shares. The aggregate number of Shares which may be issued under the Plan upon exercise of Options shall not exceed 234,800 Shares, of which 149,800 Shares are reserved for issuance prior to the Merger and prior to the reverse stock splits occurring prior to and at the time of the Merger (9,987 post-split Shares) and 100,000 additional post-split Shares are reserved for issuance effective as of the Merger, for a total of 109,987 Shares after the reverse stock splits occurring prior to and at the time of the Merger. Of that, an aggregate of 26,250 Shares are reserved for issuance exclusively for grants to Outside Directors, as hereinafter defined, (the "Director Shares"), of which 11,250 Shares are reserved for issuance prior to the Merger and prior to the reverse stock splits occurring prior to and at the time of the Merger (284 post-split Shares) and 15,000 additional post-split Shares are reserved for issuance effective as of the Merger, for a total of 15,750 shares after the reverse stock splits occurring prior to and at the time of the Merger. The Director Shares shall be reserved exclusively for grants of Options to Outside Directors described in Section 4(b), and such Option grants to Outside Directors described in Section 4(b) shall be limited to such Shares. On each January 1 for the remaining term of the Plan, and as of the closing of the Merger, the aggregate number of Shares which may be issued under the Plan to individuals other than Outside Directors shall be increased by a number of Shares equal to
3.0 percent of the total number of Shares of the Common Stock of the Company outstanding at the end of the most recently effected increase in the number of Shares available for issuance under the Plan. Any Shares that have been reserved but not issued as Shares or Options during any calendar year shall remain available for grant during any subsequent calendar year. Notwithstanding the foregoing, no more than 234,800 Shares (15,654 Shares after the reverse stock split occurring at the time of the Merger) shall be available for the grant of ISOs for the remaining term of the Plan. The aggregate number of Shares which may be issued under the Plan shall at all times be subject to adjustment pursuant to Section 8. The number of Shares which are subject to Options outstanding at any time under the Plan shall not exceed the number of Shares which then remain available for issuance under the Plan. The Company, during the term of the Plan, shall at all times reserve and keep available sufficient Shares to satisfy the requirements of the Plan.

  (b) Additional Shares. In the event that any outstanding Option for any reason expires or is canceled or otherwise terminated, the Shares allocable to the unexercised portion of such Option shall again be available for the purposes of the Plan.

  6. TERMS AND CONDITIONS OF OPTIONS.

  (a) Stock Option Agreement. Each grant of an Option under the Plan shall be evidenced by a Stock Option Agreement between the Optionee and the Company. Such Option shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Committee deems appropriate for inclusion in a Stock Option Agreement. The provisions of the various Stock Option Agreements entered into under the Plan need not be identical.

  (b) Number of Shares. Each Stock Option Agreement shall specify the number of Shares that are subject to the Option and shall provide for the adjustment of such number in accordance with Section 8. The Stock Option Agreement shall also specify whether the Option is an ISO or a Nonstatutory Option.

  (c) Exercise Price. Each Stock Option Agreement shall specify the Exercise Price. The Exercise Price of an ISO shall not be less than 100 percent of the Fair Market Value of a Share on the date of grant, except as otherwise provided in Section 4(d). Subject to the preceding sentence, the Exercise Price under any Option shall be determined by the Committee at its sole discretion. The Exercise Price shall be payable in one of the forms described in Sections 7(a), (b) and (c).

  (d) Withholding Taxes. As a condition to the exercise of an Option, the Optionee shall make such arrangements as the Committee may require for the satisfaction of any federal, state or local withholding tax obligations that may arise in connection with such exercise. The Optionee shall also make such arrangements as the Committee may require for the satisfaction of any federal, state or local withholding tax obligations that may arise in connection with the disposition of Shares acquired by exercising an Option.

  (e) Exercisability and Term. Each Stock Option Agreement shall specify the date when all or any installment of the Option is to become exercisable. The Stock Option Agreement shall also specify the term of the Option. The term shall not exceed 10 years from the date of grant, except as otherwise provided in Section 4(d). Subject to the preceding three sentences, the Committee at its sole discretion shall determine when all or any installment of an Option is to become exercisable and when an Option is to expire.

  (f) Nontransferability. During an Optionee's lifetime, his Option(s) shall be exercisable only by him and shall not be transferable, unless the Option agreement otherwise provides. In the event of an Optionee's death, his Option(s) shall not be transferable other than by will, beneficiary designation or by the laws of descent and distribution.

  (g) Exercise of Options Upon Termination of Service. Each Stock Option Agreement shall set forth the extent to which the Optionee shall have the right to exercise the Option following termination of the Optionee's Service with the Company and its Subsidiaries, and the right to exercise the Option of any executors or administrators of the Optionee's estate or any person who has acquired such Option(s) directly from the Optionee by beneficiary designation, bequest or inheritance. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all Options issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination of Service.

  (h) No Rights as a Stockholder. An Optionee, or a transferee of an Optionee, shall have no rights as a stockholder with respect to any Shares covered by his Option until the date of the issuance of a stock certificate for such Shares. No adjustments shall be made, except as provided in Section 8.

  (i) Modification, Extension and Renewal of Options. Within the limitations of the Plan, the Committee may cancel, modify, extend or renew outstanding Options or may accept the cancellation of outstanding Options (to the extent not previously exercised) in return for the grant of new Options at the same or a different price. The foregoing notwithstanding, no modification of an Option shall, without the consent of the Optionee, impair his rights or increase his obligations under such Option.

  (j) Restrictions on Transfer of Shares. Any Shares issued upon exercise of an Option shall be subject to such special forfeiture conditions, rights of repurchase, rights of first refusal and other transfer restrictions as the Committee may determine. Such restrictions shall be set forth in the applicable Stock Option Agreement and shall apply in addition to any general restrictions that may apply to all holders of Shares.

  7. PAYMENT FOR SHARES.

  (a) General Rule. The entire Exercise Price of Shares issued under the Plan shall be payable in lawful money of the United States of America at the time when such options are exercised, except as provided in Subsections (b) and (c) below.

  (b) Surrender of Stock. To the extent that a Stock Option Agreement so provides, payment may be made all or in part with Shares which have already been owned by the Optionee or his representative for more than the maximum number of months required by the Committee and which are surrendered to the Company in good form for transfer. Such Shares shall be valued at their Fair Market Value on the date when the new Shares are purchased under the Plan.

  (c) Cashless Exercise. To the extent that a Stock Option Agreement so provides, payment may be made all or in part by delivery (on a form prescribed by the Committee) of an irrevocable direction to a securities broker to sell Shares and to deliver all or part of the sale proceeds to the Company in payment of the aggregate Exercise Price.

  8. ADJUSTMENT OF SHARES.

  (a) General. In the event of a subdivision of the outstanding Stock, a declaration of a dividend payable in Shares, a declaration of a dividend payable in a form other than Shares in an amount that has a material effect on the value of Shares, a combination or consolidation of the outstanding Stock (by reclassification or otherwise) into a lesser number of Shares, a recapitalization or a similar occurrence, the Committee shall make appropriate adjustments in one or more of (i) the number of Shares available for future grants under Section 5, (ii) the number of Shares covered by each outstanding Option or (iii) the Exercise Price under each outstanding Option.

  (b) Reorganizations. In the event that the Company is a party to a merger or other reorganization, outstanding Options shall be subject to the agreement of merger or reorganization. Such agreement may provide for the assumption of outstanding Options by the surviving corporation or its parent or for their continuation by the Company (if the Company is a surviving corporation); provided, however, that if assumption or continuation of the outstanding Options is not provided by such agreement then the Committee shall have the option of offering the payment of a cash settlement equal to the difference between the amount to be paid for one Share under such agreement and the Exercise Price, in all cases without the Optionees' consent.

  (c) Reservation of Rights. Except as provided in this Section 8, an Optionee shall have no rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend or any other increase or decrease in the number of shares of stock of any class. Any issue by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or Exercise Price of Shares subject to an Option. The grant of an Option pursuant to the Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, to merge or consolidate or to dissolve, liquidate, sell or transfer all or any part of its business or assets.

  9. LEGAL AND REGULATORY REQUIREMENTS.

  Shares shall not be issued under the Plan unless the issuance and delivery of such Shares complies with (or is exempt from) all applicable requirements of law, including (without limitation) the Securities Act of 1933, as amended, the rules and regulations promulgated thereunder, state securities laws and regulations and the regulations of any stock exchange on which the Company's securities may then be listed, and the Company has obtained the approval or favorable ruling from any governmental agency which the Company determines is necessary or advisable.

  10. NO EMPLOYMENT RIGHTS.

  No provision of the Plan, nor any Option granted under the Plan, shall be construed to give any person any right to become, to be treated as, or to remain an Employee. The Company and its Subsidiaries reserve the right to terminate any person's Service at any time and for any reason.

  11. DURATION AND AMENDMENTS.

  (a) Term of the Plan. The amended and restated Plan, as set forth herein, shall become effective as of the date first set forth above, subject to the approval of the Company's stockholders. In the event that the stockholders fail to approve this amended and restated Plan within 12 months of its adoption by the Board of Directors, the Plan as in effect prior to this amendment and restatement shall continue in effect, and any additional Option grants shall be deemed made pursuant to the terms of the Plan as in effect prior to this amendment and restatement. The Plan shall terminate automatically 10 years after its original adoption by the Board of Directors and may be terminated on any earlier date pursuant to Subsection (b) below.

  (b) Right to Amend or Terminate the Plan. The Board of Directors may amend the Plan at any time and from time to time except that the provisions of
Section 4(b) relating to the amount, price and timing of the Option grants to Outside Directors shall not be amended more than once in any six-month period after the Plan becomes effective, except as may be required by the Code or ERISA. Rights and obligations under any Option granted before amendment of the Plan shall not be materially altered, or impaired adversely, by such amendment, except with consent of the person to whom the Option was granted. An amendment of the Plan shall be subject to the approval of the Company's stockholders only to the extent required by applicable laws, regulations or rules.

  (c) Effect of Amendment or Termination. No Shares shall be issued or sold under the Plan after the termination thereof, except upon exercise of an Option granted prior to such termination. The termination of the Plan, or any amendment thereof, shall not affect any Share previously issued or any Option previously granted under the Plan.

  12. EXECUTION.

  To record the adoption of the amended and restated Plan by the Board of Directors effective as of the date first set forth above, the Company has caused its authorized officer to execute the same.

                                          Paradigm Technology, Inc.

                                          By __________________________________

                                          Its _________________________________

                                                                        ANNEX E

                           REQUEST FOR CONVERSION OF
            SHARES OF 5% SERIES      CONVERTIBLE PREFERRED STOCK OF
                                ----
                           PARADIGM TECHNOLOGY, INC.

  The undersigned, being the holder of the shares of 5% Series
                                                               -----
Convertible Preferred Stock (the "Shares") of Paradigm Technology, Inc. (the "Company") indicated below, hereby requests of the Company that the Shares be converted into shares of the Company's Common Stock.

                                          No. of Shares:
                                                         ----------------------


Dated:
       ------------------------------     -------------------------------------
                                                       (Signature)

                                          -------------------------------------
                                           Print name exactly as it appears on
                                                       certificate

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 ("Section 145") of the DGCL provides generally and in pertinent part that a Delaware corporation may indemnify its directors, officers, employees and agents against expenses (including attorneys' fees), judgments, fines and settlements actually and reasonably incurred by them in connection with any civil, criminal, administrative or investigative action, suit or proceeding (except actions by or in the right of the corporation), if, they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal suit or proceeding, they had no reasonable cause to believe their conduct was unlawful. Section 145 further provides that, in connection with the defense or settlement of any action by or in the right of the corporation, a Delaware corporation may indemnify its directors, officers, employees and agents against expenses actually and reasonably incurred by them if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, absent a determination by a court that such indemnity is proper. Section 145 further permits a Delaware corporation to grant its directors, officers, employees and agents additional rights of indemnification through bylaw provisions and otherwise.

  Section 145 further permits a Delaware corporation to purchase and maintain insurance on behalf of any persons who are or were directors, officers, employees or agents of the corporation, or are or were serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such, whether or not the corporation would have the power to indemnify them against such liability under the other provisions of Section 145.

  Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) or (iv) for any transaction from which the director derived an improper personal benefit.

  The Restated Certificate of Incorporation of Paradigm provides for the indemnification of its directors and officers to the fullest extent provided by the DGCL.

  In addition, Article VII of Paradigm's Restated Certificate of Incorporation provides, in part, as follows:

  "To the fullest extent permitted by the Delaware General Corporation Law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for beach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit."

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

 2.1 Agreement and Plan of Merger and Reorganization, dated as of March 6, 1998 and amended April 10, 1998 and May 29, 1998, among Paradigm Technology,
     Inc., Paradigm Enterprises, Inc. and IXYS Corporation.(1)
 3.1 Amended and Restated Certificate of Incorporation of the Registrant.(2)
 3.2 Certificate of Amendment to the Amended and Restated Certificate of
     Incorporation of the Registrant.(4)

  4.2 Bylaws of the Registrant, as amended.(3)
  5.1 Opinion of Pillsbury Madison & Sutro LLP regarding the legality of the securities being registered.(4)
  8.1 Opinion of Pillsbury Madison & Sutro LLP as to federal tax matters.
  8.2 Opinion of Cooley Godward LLP as to federal tax matters.
  8.3 Opinion of Pillsbury & Sutro LLP as to federal tax matters with respect to the Reverse Stock Split.
 10.1 First Amended Executive Employment Agreement, dated as of July 1, 1998, by and between IXYS and Nathan Zommer.
 10.2 First Amended Executive Employment Agreement, dated as of July 1, 1998, by and between IXYS and Arnold Agbayani.
 10.3 Wafer Foundry Agreement, dated as of June 21, 1995, as amended on March
      28, 1996 and March 13, 1998, by and between IXYS and Samsung Electronics
      Co.(4)
 10.4 Lampertheim Contractual Purchase Deed and Conveyance, dated as of
      February 26, 1997.(4)
 10.5 Loan Agreement, dated as of February 27, 1997, by and between IXYS and Commerzbank, Aktiengesellschaft, Mannheim Branch.(4)
 10.6 Loan and Security Agreement, dated as of December 24, 1997, by and between IXYS and Bank of the West.(4)
 23.1 Consent of Pillsbury Madison & Sutro LLP (included in its opinions filed as Exhibit 5.1 and Exhibit 8.1 to this Registration Statement).
 23.2 Consent of Cooley Godward LLP (included in its opinion filed as Exhibit
      8.2 to this Registration Statement).
 23.3 Consent of PricewaterhouseCoopers LLP (formerly Price Waterhouse LLP).
 23.4 Consent of PricewaterhouseCoopers LLP (formerly Coopers & Lybrand
      L.L.P.).
 24.1 Power of Attorney.(4)
 99.1 Consent of Alliant Partners.(4)
 99.2 Form of Proxy Card of Paradigm.(4)
 99.3 Form of Proxy Card of IXYS.(4)
 99.4 Consent of Nathan Zommer.(4)
 99.5 Consent of Arnold Agbayani.(4)
 99.6 Consent of Rolf Karg.(4)
 99.7 Voting Agreement by and between Registrant and Nathan Zommer dated March
      6, 1998.(4)

--------
(1) Filed as an Annex to the Joint Proxy Statement/Prospectus forming part of this Registration Statement and incorporated herein by reference.
(2) Incorporated by reference to Exhibit 3.1 filed with the Registrant's Form 10-K for the year ended December 31, 1997.
(3) Incorporated by reference to Exhibit 3.3 filed with the Registrant's Form 10-K for the year ended December 31, 1997.
(4) Previously filed.

  (b) Financial Statement Schedules.

  Financial Statement Schedules are omitted because they are not applicable or are not required or because the requested information is immaterial or the required information is included in the financial statements or notes thereto.

  (c) 4(b) Information.

  The opinion of Alliant Partners is included as Annex B, to the Joint Proxy Statement/Prospectus included in Part I of this Registration Statement.

ITEM 22. UNDERTAKINGS.

  The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) That prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    (5) That every prospectus (i) that is filed pursuant to paragraph (4) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT HAS DULY CAUSED THIS AMENDED REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF MILPITAS, STATE OF CALIFORNIA, ON THE 2ND DAY OF JULY, 1998.

                                          Paradigm Technology, Inc.

                                                   /s/ Richard M. Morley
                                          By: _________________________________
                                                     RICHARD M. MORLEY
                                                ACTING PRESIDENT AND CHIEF
                                                     EXECUTIVE OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


              SIGNATURE                        TITLE                 DATE
              ---------                        -----                 ----
        /s/ Richard M. Morley          Acting President and      July 2, 1998
-------------------------------------   Chief Executive
          RICHARD M. MORLEY             Officer (Principal
                                        Executive Officer)

         /s/ David Campbell            Chief Financial           July 2, 1998
-------------------------------------   Officer and
           DAVID CAMPBELL               Secretary and
                                        (Principal
                                        Financial and
                                        Accounting Officer)

        /s/ Michael R. Gulett          Director                  July 2, 1998
-------------------------------------
          MICHAEL R. GULETT

       * /s/ James L. Kochman          Director                  July 2, 1998
-------------------------------------
          JAMES L. KOCHMAN

       * /s/ George J. Collins         Director                  July 2, 1998
-------------------------------------
          GEORGE J. COLLINS

*Power of Attorney.

                               INDEX TO EXHIBITS

  2.1 Agreement and Plan of Merger and Reorganization, dated as of March 6,
      1998 and amended April 10, 1998 and May 29, 1998, among Paradigm
      Technology, Inc., Paradigm Enterprises, Inc. and IXYS Corporation.(1)
  3.1 Amended and Restated Certificate of Incorporation of the Registrant.(2)
  3.2 Certificate of Amendment to the Amended and Restated Certificate of
      Incorporation of the Registrant.(4)
  4.2 Bylaws of the Registrant, as amended.(3)
  5.1 Opinion of Pillsbury Madison & Sutro LLP regarding the legality of the securities being registered.(4)
  8.1 Opinion of Pillsbury Madison & Sutro LLP as to federal tax matters.
  8.2 Opinion of Cooley Godward LLP as to federal tax matters.
  8.3 Opinion of Pillsbury & Sutro LLP as to federal tax matters with respect to the Reverse Stock Split.
 10.1 First Amended Executive Employment Agreement, dated as of July 1, 1998, by and between IXYS and Nathan Zommer.
 10.2 First Amended Executive Employment Agreement, dated as of July 1, 1998, by and between IXYS and Arnold Agbayani.
 10.3 Wafer Foundry Agreement, dated as of June 21, 1995, as amended on March
      28, 1996 and March 13, 1998, by and between IXYS and Samsung Electronics
      Co.(4)
 10.4 Lampertheim Contractual Purchase Deed and Conveyance, dated as of
      February 26, 1997.(4)
 10.5 Loan Agreement, dated as of February 27, 1997, by and between IXYS and Commerzbank, Aktiengesellschaft, Mannheim Branch.(4)
 10.6 Loan and Security Agreement, dated as of December 24, 1997, by and between IXYS and Bank of the West.(4)
 23.1 Consent of Pillsbury Madison & Sutro LLP (included in its opinions filed as Exhibit 5.1 and Exhibit 8.1 to this Registration Statement).
 23.2 Consent of Cooley Godward LLP (included in its opinion filed as Exhibit
      8.2 to this Registration Statement).
 23.3 Consent of PricewaterhouseCoopers LLP (formerly Price Waterhouse LLP).
 23.4 Consent of PricewaterhouseCoopers LLP (formerly Coopers & Lybrand
      L.L.P.).
 24.1 Power of Attorney.(4)
 99.1 Consent of Alliant Partners.(4)
 99.2 Form of Proxy Card of Paradigm.(4)
 99.3 Form of Proxy Card of IXYS.(4)
 99.4 Consent of Nathan Zommer.(4)
 99.5 Consent of Arnold Agbayani.(4)
 99.6 Consent of Rolf Karg.(4)
 99.7 Voting Agreement by and between Registrant and Nathan Zommer dated March
      6, 1998.(4)

--------
(1) Filed as an Annex to the Joint Proxy Statement/Prospectus forming part of this Registration Statement and incorporated herein by reference.
(2) Incorporated by reference to Exhibit 3.1 filed with the Registrant's Form 10-K for the year ended December 31, 1997.
(3) Incorporated by reference to Exhibit 3.3 filed with the Registrant's Form 10-K for the year ended December 31, 1997.
(4) Previously filed.